     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 16, 2000



                                                      REGISTRATION NO. 333-35922

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-4


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                              LABRANCHE & CO INC.
             (Exact name of registrant as specified in its charter)

           DELAWARE                          6211                     13-4064735
 (State or other jurisdiction         (Primary Standard            (I.R.S. Employer
              of                          Industrial             Identification No.)
incorporation or organization)   Classification Code Number)

                         ------------------------------

                               ONE EXCHANGE PLAZA
                         NEW YORK, NEW YORK 10006-3008
                                 (212) 425-1144
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                         ------------------------------

                           GEORGE M.L. LABRANCHE, IV
                              LABRANCHE & CO INC.
                               ONE EXCHANGE PLAZA
                         NEW YORK, NEW YORK 10006-3008
                                 (212) 425-1144
               (Name, address, including zip code, and telephone
               number, including area code, of agent for service)
                         ------------------------------

                                WITH COPIES TO:
                             Jeffrey M. Marks, Esq.
                             Warren J. Nimetz, Esq.
                          Fulbright & Jaworski L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                              Tel: (212) 318-3000
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF SECURITIES TO THE
PUBLIC: As soon as practicable after this Registration Statement becomes effective.
                         ------------------------------

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

PROSPECTUS


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                               EXCHANGE OFFER FOR
                                  $250,000,000
                          12% EXCHANGE NOTES DUE 2007

--------------------------------------------------------------------------------

TERMS OF EXCHANGE OFFER:

    - We are offering to exchange the notes that we sold in a private offering for new registered exchange notes.


    - The exchange offer expires 5:00 p.m., New York City time, July 17, 2000, unless extended.


    - Tenders of outstanding notes may be withdrawn any time prior to the expiration of the exchange offer.

    - All outstanding notes that are validly tendered and not validly withdrawn will be exchanged.

    - We believe that the exchange of notes will not be a taxable exchange for U.S. federal income tax purposes.

    - We will not receive any proceeds from the exchange offer.

    - The terms of the exchange notes to be issued are identical to the outstanding notes, except for the transfer restrictions and registration rights relating to the outstanding notes. We are not making an offer to exchange notes in any jurisdiction where the offer is not permitted.


    THIS INVESTMENT INVOLVES RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 14.


--------------------------------------------------------------------------------

    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE NOTES TO BE DISTRIBUTED IN THE EXCHANGE OFFER, NOR HAVE ANY OF THESE ORGANIZATIONS DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------


                                 JUNE 16, 2000

                               TABLE OF CONTENTS


                                                                PAGE
                                                              --------
Summary.....................................................      1
Risk Factors................................................     14
Forward-Looking Statements..................................     24
The Exchange Offer..........................................     25
Use of Proceeds.............................................     34
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................     36
Business....................................................     47
Management..................................................     63
Employment Agreements and Noncompetition Agreements.........     66
Incentive Awards to Our Employees...........................     68
Principal Stockholders......................................     71
Certain Transactions........................................     72
Description of Exchange Notes...............................     75
Description of Other Indebtedness...........................    116
United States Income Tax Considerations.....................    119
Plan of Distribution........................................    119
Legal Matters...............................................    120
Experts.....................................................    120
Where You Can Find Additional Information...................    120
Index to Financial Statements...............................    F-1

                                    SUMMARY

    THE FOLLOWING SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. THIS PROSPECTUS INCLUDES SPECIFIC TERMS OF THE NOTES WE ARE OFFERING, AS WELL AS INFORMATION REGARDING OUR BUSINESS AND DETAILED FINANCIAL DATA. WE ENCOURAGE YOU TO READ THIS PROSPECTUS IN ITS ENTIRETY.

                               THE EXCHANGE OFFER

    On March 2, 2000, we issued $250,000,000 aggregate principal amount of 12% senior subordinated notes due 2007 to Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney Inc. and ABN AMRO Incorporated in a private offering. These initial purchasers placed the notes with institutional investors in transactions exempt from the registration requirements of the Securities Act of 1933 pursuant to Section 4(2) of, and Regulation S under, the Securities Act and applicable state securities laws.

EXCHANGE AND REGISTRATION RIGHTS AGREEMENT

    When we issued the initial notes, we entered into a Registration Rights Agreement in which we agreed to file a registration statement of which this prospectus is a part with the Securities and Exchange Commission relating to the exchange offer for the initial notes on or prior to May 1, 2000 and to use our best efforts to cause such registration statement to become effective as early as possible, but not later than June 30, 2000.

THE EXCHANGE OFFER

    Under the terms of the exchange offer, you are entitled to exchange the initial notes for registered exchange notes with substantially identical terms. You should read the discussion under the heading "Description of the Exchange Notes" for further information regarding the exchange notes. As of this date, there are $250.0 million aggregate principal amount of the initial notes outstanding. The initial notes may be tendered only in integral multiples of $1,000.

RESALE OF EXCHANGE NOTES

    We believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

    - you are acquiring the exchange notes in the ordinary course of your business;

    - you are not participating, do not intend to participate, and have no arrangement or understanding with any person to participate, in the distribution of the exchange notes; and

    - you are not an "affiliate" of ours.

    If any of the foregoing is not true and you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act or without an exemption from the registration requirements of the Securities Act, you may incur liability under the Securities Act. We do not assume or indemnify you against that liability.

    If you are a broker-dealer and receive exchange notes for your own account in exchange for initial notes that you acquired as a result of market making or other trading activities, you must acknowledge that you will deliver a prospectus meeting the requirements of the Securities Act upon any resale of the exchange notes. A broker-dealer may use this prospectus in connection with an offer to resell, resale or other transfer of the exchange notes. We will take steps to ensure that the issuance of the exchange notes will comply with state securities or "blue sky" laws.

CONSEQUENCES OF FAILURE TO EXCHANGE INITIAL NOTES

    If you do not exchange your initial notes for exchange notes, subject to some exceptions, you will no longer be able to require us to register the initial notes under the Securities Act. In addition, you will not be able to offer or sell the initial notes unless:

    - they are registered under the Securities Act (and we will have no obligation to register them, except for some limited exceptions), or

    - you offer or sell them under an exemption from the requirements of, or in a transaction not subject to, the Securities Act.

EXPIRATION DATE


    The exchange offer will expire at 5:00 p.m., New York City time, on July 17, 2000 unless we decide to extend the expiration date.


INTEREST ON THE EXCHANGE NOTES

    The exchange notes will accrue interest at 12% per year, beginning on the last date we paid interest on the initial notes exchanged. We will pay interest on the exchange notes on March 1 and September 1 of each year.

CONDITIONS TO THE EXCHANGE OFFER

    We will proceed with the exchange offer, so long as:

    - the exchange offer does not violate any applicable law or applicable interpretation of law of the staff of the Securities and Exchange Commission;

    - no litigation materially impairs our ability to proceed with the exchange offer; and

    - we obtain all governmental approvals we deem necessary for the exchange offer.

PROCEDURES FOR TENDERING INITIAL NOTES

    If you wish to accept the exchange offer, you must:

    - complete, sign and date the letter of transmittal, or a facsimile of it, and

    - send the letter of transmittal and all other documents required by it, including the initial notes to be exchanged, to Firstar Bank, N.A., as exchange agent, at the address set forth on the cover page of the letter of transmittal. Alternatively, you can tender your initial notes by following the procedures for book-entry transfer, as described in this document.

GUARANTEED DELIVERY PROCEDURE

    If you wish to tender your initial notes and you cannot get your required documents to the exchange agent by the expiration date, you may tender your initial notes according to the guaranteed delivery procedure described under the heading "The Exchange Offer--Guaranteed Delivery Procedure."

WITHDRAWAL RIGHTS

    You may withdraw the tender of your initial notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. To withdraw, you must send a written or facsimile transmission notice of withdrawal to the exchange agent at its address set forth herein under "The Exchange Offer--Exchange Agent" by 5:00 p.m., New York City time, on the expiration date.

ACCEPTANCE OF INITIAL NOTES AND DELIVERY OF EXCHANGE NOTES

    If all the conditions to the exchange offer are satisfied or waived, we will accept any and all initial notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date. We will deliver the exchange notes promptly after the expiration date.

TAX CONSIDERATIONS

    We believe that the exchange of initial notes for exchange notes will not be a taxable exchange for federal income tax purposes. You should consult your tax adviser about the tax consequences of the exchange as they apply to your individual circumstances.

EXCHANGE AGENT

    Firstar Bank, N.A. is serving as exchange agent for the exchange offer.

FEES AND EXPENSES

    We will bear all expenses related to consummating the exchange offer and complying with the Registration Rights Agreement.

USE OF PROCEEDS

    We will not receive any cash proceeds from the issuance of the exchange notes. We used the proceeds from the sale of the initial notes to fully fund our acquisition of Henderson Brothers Holdings, Inc. and to partially fund our acquisition of Webco Securities, Inc., each a NYSE specialist firm, and to pay fees and expenses related to both acquisitions.

                              LABRANCHE & CO INC.

    Founded in 1924, our specialist LaBranche & Co. is one of the oldest and largest specialist firms on the New York Stock Exchange. In 1999, the stocks for which we acted as specialist accounted for approximately 14.5% of the dollar volume of common stock traded on the NYSE, constituting one of the largest market shares among specialist firms. As of December 31, 1999, we acted as specialist in 271 common stock listings, including 47 of the S&P 500 and five of the 30 companies comprising the Dow Jones Industrial Average. Our five Dow stocks are AT&T, ExxonMobil, Merck, Minnesota Mining & Manufacturing and SBC Communications.

    All trading of securities on the NYSE is conducted through an auction process managed by the specialist for each security. The specialist is a broker-dealer who is granted the franchise by the NYSE to conduct the auction in particular stocks and is assigned the role to maintain a fair and orderly market in its specialist stocks. As of December 31, 1999, there were 25 specialist units as compared with 36 at December 31, 1995. The substantial majority of trades in NYSE-listed stocks takes place on the floor of the NYSE and is handled by specialist firms. Specialist firms generate revenues by earning commissions on trades they execute as agent and by profiting in trades they execute as principal, in each case in their specialist stocks.

    Our business has grown considerably during the past five years. The total annual share volume on the NYSE of stocks for which we act as specialist has increased from approximately 4.0 billion in 1995 to nearly 25.7 billion in 1999, representing a compound annual growth rate of 59.2%. During the same period, our annual revenues increased from $37.1 million to $201.0 million, representing a compound annual growth rate of 52.6%. We have accomplished our growth both internally and through selective acquisitions. Since the March 1997 implementation of a new NYSE allocation process which allows listing companies to make the final selection of their specialist, we have become the specialist for 53 new common stock listings. Of this number, eleven were added since the completion of the initial public offering of our common stock in August 1999. In addition, we acquired three specialist operations from 1997 through 1999, which added 131 new common stock listings to our firm. The acquisitions of Henderson Brothers and Webco, which we completed in March 2000, are described below. See "--Recent Acquisitions"

    Our revenues are driven primarily by the volume of trading on the NYSE. The NYSE is currently the largest securities market in the world. The market capitalization of all U.S. shares listed on the NYSE at December 31, 1999 was approximately $10.8 trillion, representing approximately 71.5% of the market capitalization of all shares publicly traded on U.S. national markets. The NYSE's average daily trading volume increased from approximately 346.1 million shares in 1995 to approximately 809.2 million shares in 1999, representing a compound annual growth rate of 23.7%. We believe that this increase in NYSE trading volume is due to a number of factors including:

    - an increase in the amount of funds invested in equity securities;

    - an increase in the number of NYSE-listed stocks; and

    - an increase in the use of computerized trading strategies.

    The NYSE has announced that it will be prepared to trade in decimals by June 2000. We believe that this development, together with other changes under consideration by the NYSE, including longer trading days, will likely contribute to additional growth in NYSE trading volume.

    We believe our success is due to our:

    - leading position in the specialist market;

    - diverse and high quality specialist stocks;

    - strong market-making skills;

    - innovative customer-oriented services; and

    - completed acquisitions.

    Our strategies for growing our revenues and profits are to:

    - aggressively pursue new listings; and

    - capitalize on pending and future acquisitions.

                              RECENT ACQUISITIONS

HENDERSON BROTHERS

    On March 2, 2000, we acquired Henderson Brothers Holdings, Inc., referred to as Henderson Brothers, which owns Henderson Brothers, Inc., a specialist firm on the NYSE, and Henderson Brothers Futures Corporation, an inactive subsidiary. Under the terms of the agreement, we acquired all the outstanding capital stock of Henderson Brothers for approximately $228.4 million in cash. The proceeds of our offering and issuance of the initial notes were used to fully fund the acquisition of Henderson Brothers, to partially fund the acquisition of Webco and to pay fees and expenses related to both acquisitions. As part of the Henderson Brothers acquisition, we entered into employment agreements with 14 specialists and an administrative officer formerly employed by Henderson Brothers. We also entered into consulting agreements with two former Henderson Brothers stockholders pursuant to which we are paying an aggregate of $5.0 million over five years.

    In connection with the Henderson Brothers acquisition, we:

    - acquired an additional 19 NYSE memberships, all of which are owned by individual specialists but had been financed by Henderson Brothers;

    - hired an additional 84 employees, 19 of whom are specialists, 41 of whom are specialist trading assistants and 24 of whom are other administrative, financial and operational personnel; and

    - acquired an additional 8,650 feet of office space, which had a $216,726 annual lease payment in 1999.

    In addition, as part of the acquisition, we also acquired and are continuing the clearing operations of Henderson Brothers. As a clearing broker, we are responsible for the clearance and settlement of transactions effected by us or the introducing broker. We only clear and settle transactions executed by the introducing brokers; we do not execute these transactions.

    Established in 1861, Henderson Brothers first registered as a NYSE specialist in 1948 and was the eighth largest specialist firm on the NYSE in terms of common stock listings at year end 1999. Henderson Brothers acted as specialist in 113 common stock listings, including 26 of the S&P 500 and two companies included in the Dow Jones Industrial Average. These listings include American Express Company, Ford Motor Company, J.P. Morgan & Co., Lehman Brothers Holdings, Inc., Morgan Stanley Dean Witter & Co. and Schering-Plough Corporation. Henderson Brothers had $82.1 million of revenues and $29.1 million of EBITDA in 1999.

WEBCO


    On March 9, 2000, we acquired, through a merger, Webco Securities, Inc., referred to as Webco, another specialist firm on the NYSE, for approximately
2.8 million shares of our common stock, $11.0 million in cash and senior promissory notes in the aggregate principal amount of $3.0 million, each bearing an interest rate of 10.0% per annum. As part of the acquisition, we entered into employment agreements with three specialists employed by Webco.


    In connection with the Webco acquisition, we:

    - acquired an additional 3 NYSE memberships, each of which is owned by an individual specialist but had been financed by Webco;

    - hired an additional 13 employees, 5 of whom are specialists, 8 of whom are specialist trading assistants; and

    - acquired an additional 2,057 feet of office space, which had a $51,425 annual lease payment in 1999.

    Established in 1981, Webco was a specialist in 34 common stock listings, including First Union Corporation, Manor Care, Inc. and Nokia Corporation. Webco had $13.7 million of revenues and $4.2 million of EBITDA for the year ended October 31, 1999.

    Simultaneously with the acquisition of each of Henderson Brothers and Webco, we transferred its specialist operations to our subsidiary LaBranche & Co. The clearing operations of Henderson Brothers are operated by us as a separate subsidiary.


    Following the completion of the acquisitions of Henderson Brothers and Webco, we are the largest specialist firm on the NYSE in terms of annual dollar and share volume traded. As of May 31, 2000, we were the specialist for 404 common stock listings, including 71 of the S&P 500 and seven companies included in the Dow Jones Industrial Average.

                            ------------------------

    On a pro forma basis, we would have generated $296.9 million of revenues and $162.4 million of EBITDA in 1999 after giving effect to:

    - our reorganization transactions in August 1999 (more fully described below); and

    - our acquisitions of Henderson Brothers and Webco.

    This compares to pro forma revenues of $137.9 million and pro forma EBITDA of $81.3 million in 1998 after giving effect to:

    - our reorganization transactions in August 1999; and

    - our acquisition of Fowler Rosenau & Geary LLC in July 1998.

                        OUR REORGANIZATION TRANSACTIONS

    In August 1999 we reorganized from partnership to corporate form. Simultaneously with the reorganization, we consummated the following related transactions:

    - we issued (1) $100.0 million of 9 1/2% Senior Notes due 2004 and
      (2) 10,500,000 shares of our common stock at an initial public offering price of $14.00 per share.

    - we issued (1) $16.0 million of 9 1/2% senior unsecured indebtedness and
      (2) $350,000 of 8.0% subordinated indebtedness in connection with the redemption of limited partnership interests of LaBranche & Co.

    - we granted (1) options to purchase an aggregate of 1,200,000 shares of our common stock to our executive officers and (2) restricted stock units for 1,059,000 shares of our common stock to employees who were not managing directors at that time, in each case, under our Equity Incentive Plan.


    Our reorganization from partnership to corporate form, together with these related transactions, are referred to as the Reorganization Transactions.

                         DESCRIPTION OF EXCHANGE NOTES

Issuer.......................................  LaBranche & Co Inc., a company incorporated in the State of Delaware.

Securities Offered...........................  $250,000,000 principal amount of 12% exchange notes due 2007.

Maturity.....................................  March 2, 2007.

Interest Payment Dates.......................  March 1 and September 1 commencing on
                                               September 1, 2000; provided, however, that
                                               the final interest payment date will be the
                                               maturity date instead of March 1, 2007.

Sinking Fund.................................  None.

Redemption...................................  The exchange notes are not redeemable prior to maturity.

Ranking......................................  The exchange notes will be senior subordinated unsecured general obligations of
                                               LaBranche & Co Inc. and will rank junior in
                                               right of payment to:

                                               - all existing and future senior debt of
                                               LaBranche & Co Inc., including the 9 1/2%
                                                 Senior Notes we issued in August 1999 and
                                                 other senior indebtedness; and

                                               - all existing and future indebtedness of any
                                               and all of our subsidiaries, including the
                                                 credit facility and subordinated
                                                 indebtedness of our subsidiary, LaBranche &
                                                 Co.

                                               Subject to some limitations, we may issue
                                               additional indebtedness which may be senior
                                               to the exchange notes. As of March 31, 2000,
                                               our total consolidated indebtedness was
                                               $415.5 million, excluding subordinated
                                               liabilities relating to contributed exchange
                                               memberships. For more details, see
                                               "Description of Exchange Notes."

Excess Cash Flow Offer.......................  If we have Excess Cash Flow for any fiscal year commencing with fiscal year 2000, we
                                               will be required, subject to the restricted
                                               payments covenants contained in the indenture
                                               governing the Senior Notes and the note
                                               purchase agreements relating to LaBranche &
                                               Co.'s existing senior subordinated
                                               indebtedness and certain other exceptions and
                                               limitations, to make an offer to purchase the
                                               exchange notes in an aggregate principal
                                               amount equal to the Excess Cash Flow at a
                                               price equal to 103% of the principal amount
                                               plus accrued and unpaid interest, if any, to
                                               the

                                               date of purchase. See "Description of
                                               Exchange Notes--Excess Cash Flow Offer."

Change of Control............................  If we sell substantially all our assets or experience specific kinds of changes of
                                               control, we must offer to repurchase the
                                               exchange notes at a price in cash equal to
                                               101% of their principal amount, plus accrued
                                               and unpaid interest, if any, to the date of
                                               purchase.

Basic Covenants of the Indenture.............  The exchange notes will be issued under an
                                               Indenture (the "Indenture") with Firstar
                                               Bank, N.A. The Indenture will contain certain
                                               covenants that, among other things, will
                                               limit our ability to:

                                               - borrow money;

                                               - pay dividends on our stock or purchase our
                                                 stock;

                                               - make investments in certain subsidiaries;

                                               - engage in transactions with stockholders
                                               and affiliates;

                                               - create liens on our assets; and

                                               - sell assets or engage in mergers and
                                                 consolidations.

Use of Proceeds..............................  For more details, see "Description of
                                               Exchange Notes--Certain Covenants." We will
                                               not receive any proceeds from the issuance of
                                               the exchange notes. We used the proceeds from
                                               the sale of the initial notes to fully fund
                                               our acquisition of Henderson Brothers and to
                                               partially fund our acquisition of Webco and
                                               to pay fees and expenses related to both
                                               acquisitions.

                               ABOUT RISK FACTORS

    For a discussion of some risk factors that should be considered by prospective investors in connection with an investment in the exchange notes, see "Risk Factors."

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA


    The summary historical consolidated financial data set forth below for the three months ended March 31, 1999 and 2000 are unaudited. The summary historical consolidated financial data set forth below for the years ended December 31, 1997, 1998 and 1999 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The summary historical consolidated financial data set forth below for the years ended December 31, 1995 and 1996 have been derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, which are not included elsewhere in this prospectus. The summary historical consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.



                                                  YEAR ENDED                         THREE MONTHS ENDED
                                                 DECEMBER 31,                             MARCH 31,
                             ----------------------------------------------------   ---------------------
                               1995       1996       1997       1998       1999       1999        2000
                             --------   --------   --------   --------   --------   ---------   ---------
                                      (IN THOUSANDS, EXCEPT OTHER DATA)             (IN THOUSANDS, EXCEPT
                                                                                         OTHER DATA)
Statement of Operations
  Data:
Revenues:
  Net gain on principal
    transactions...........  $26,290    $37,113    $47,817    $ 95,048   $150,971    $36,366     $65,391
  Commissions..............    7,736     10,180     15,186      26,576     37,222      8,270       9,185
  Other....................    3,147      2,643      4,637       4,787     12,844      2,985       4,114
                             -------    -------    -------    --------   --------    -------     -------
      Total revenues.......  $37,173    $49,936    $67,640    $126,411   $201,037    $47,621     $78,690
                             =======    =======    =======    ========   ========    =======     =======
Income before managing
  directors' compensation,
  limited partners'
  interest in earnings of
  subsidiary and provision
  for income taxes.........  $26,254    $32,783    $47,732    $ 91,635   $134,468    $36,526     $40,433
                             =======    =======    =======    ========   ========    =======     =======
Other Data:
Number of our common stock
  listings.................      125        132        202         284        271        278         411
Total share volume on the
  NYSE of our specialist
  stocks (in billions).....      4.0        5.6       10.9        20.0       25.7        6.2        14.3
Total dollar volume on the
  NYSE of our specialist
  stocks (in billions).....  $ 133.3    $ 201.4    $ 476.7    $  950.4   $1,209.3    $ 330.5     $ 666.7
NYSE average daily trading
  share volume (in
  millions)................    346.1      412.0      526.9       673.6      809.2      799.8     1,088.6
Ratio of earnings to fixed
  charges (A)..............    32.8x      20.0x      10.7x        9.0x      10.0x       3.6x        7.0x


------------------------

(A) For purposes of this ratio, earnings represent pre-tax income plus limited partners' interest in earnings of subsidiary and fixed charges. Fixed charges represent interest expensed and capitalized, as well as amortized premiums, discounts and capitalized expenses related to indebtedness.

    Prior to August 24, 1999, we operated as a partnership and generally distributed all our income after unincorporated business taxes to our managing directors as compensation and to our partners. As of August 24, 1999, we reorganized our firm from partnership to corporate form and redeemed limited partnership and membership interests. As a corporation, we include payments to managing directors as part of compensation and benefits. Therefore, historical income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes understates our expected operating costs after August 24, 1999. See "--Certain Transactions" and "--Summary Pro Forma Consolidated Financial Data." As a partnership, we generally were not subject to U.S. federal, state and local income taxes, apart from unincorporated business taxes. As a consequence of our reorganization to a corporation, we are subject to U.S. federal, state and local income taxes.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


    Set forth below are consolidated statements of operations data for the year ended December 31, 1999 and for the period ended March 31, 2000:


    (1) on a historical basis;


    (2) on a pro forma basis to give effect to the reorganization transactions as if they had occurred on January 1, 1999;


    (3) on a pro forma basis to give effect to the following transactions as if they had occurred on January 1, 1999:

    - the reorganization transactions and


    - our acquisitions of Henderson Brothers and Webco, including (x) the application of the proceeds of our issuance of the initial notes to the payment of the purchase price for the Henderson Brothers acquisition and a portion of the cash purchase price of the Webco acquisition and (y) the issuance of senior promissory notes and common stock and the payment of the remaining cash portion of the purchase price in connection with the acquisition of Webco (these acquisitions and related transactions are referred to as the acquisition transactions); and



    (4)on a pro forma basis to give effect to our acquisitions of Henderson Brothers and Webco as if they had occurrred on January 1, 2000,



    - including (x) the application of the proceeds of our issuance of the initial notes to the payment of the purchase price for the Henderson Brothers acquisition and a portion of the cash purchase price of the Webco acquisition and (y) the issuance of senior promissory notes and common stock and the payment of the remaining cash portion of the purchase price in connection with the acquisition of Webco (these acquisitions and related transactions are referred to as the acquisition transactions);


    The pro forma consolidated financial information has been prepared by our management and is not necessarily indicative of the results that would have been achieved had the above-described transactions occurred on the dates indicated or that may be achieved in the future.


                                                                YEAR ENDED
                                                             DECEMBER 31, 1999          PRO FORMA
                                                             -----------------           FOR THE
                                                                 PRO FORMA           REORGANIZATION
                                                                  FOR THE             TRANSACTIONS
                                                              REORGANIZATION         AND ACQUISITION
                                            HISTORICAL         TRANSACTIONS           TRANSACTIONS
                                            ----------       -----------------       ---------------
                                                       (IN THOUSANDS, EXCEPT OTHER DATA)
Statement of Operations Data:
Revenues:
  Net gain on principal transactions......   $150,971            $150,971               $210,915
  Commissions.............................     37,222              37,222                 66,599
  Other...................................     12,844              12,844                 19,355
                                             --------            --------               --------
        Total revenues....................    201,037             201,037                296,869
                                             --------            --------               --------
Expenses:
  Employee compensation and benefits......     34,268              59,482(A)             104,460(A)(F)
  Lease of exchange memberships...........      8,416               8,416                  8,808
  Interest................................      8,286              15,144(B)              46,712(B)(G)(H)
  Amortization of intangibles.............      4,623               6,866(C)              18,513(C)(I)
  Exchange, clearing and brokerage fees...      3,709               3,709                  6,083
Other operating expenses..................      7,267               7,267                 16,138
                                             --------            --------               --------

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


                                                                YEAR ENDED
                                                             DECEMBER 31, 1999          PRO FORMA
                                                             -----------------           FOR THE
                                                                 PRO FORMA           REORGANIZATION
                                                                  FOR THE             TRANSACTIONS
                                                              REORGANIZATION         AND ACQUISITION
                                            HISTORICAL         TRANSACTIONS           TRANSACTIONS
                                            ----------       -----------------       ---------------
                                                       (IN THOUSANDS, EXCEPT OTHER DATA)
Total operating expenses..................     66,569             100,884                200,714
                                             --------            --------               --------
Income before managing directors'
  compensation, limited partners interest
  in earnings of subsidiary and provision
  for income taxes........................    134,468             100,153                 96,155
Managing directors' compensation..........     56,191                  --(D)                  --(D)
                                             --------            --------               --------
Income before limited partners' interest
  in earnings of subsidiary and provision
  for income taxes........................     78,277             100,153                 96,155
Limited partners' interest in earnings of
  subsidiary..............................     25,344                  --(E)                  --(E)
                                             --------            --------               --------
Income before provision for income
  taxes...................................     52,933             100,153                 96,155
                                             --------            --------               --------
Provision for income taxes................     23,899              46,165(J)              52,258(J)
                                             --------            --------               --------
Net income................................   $ 29,034            $ 53,988               $ 43,897
                                             ========            ========               ========
EBITDA(K).................................   $ 91,911            $122,888               $162,361
                                             ========            ========               ========



                                                                                THREE MONTHS
                                                                                   ENDED
                                                                               MARCH 31, 2000
                                                                               --------------
                                                                                 PRO FORMA
                                                                                  FOR THE
                                                                                ACQUISITION
                                                              HISTORICAL        TRANSACTIONS
                                                              ----------       --------------
                                                                (IN THOUSANDS, EXCEPT OTHER
                                                                           DATA)
Statement of Operations Data:
Revenues:
  Net gain on principal transactions........................     65,391              74,541
  Commissions...............................................      9,185              12,807
  Other.....................................................      4,114               3,984
                                                                -------            --------
        Total revenues......................................     78,690              91,332
                                                                -------            --------
Expenses:
  Employee compensation and benefits........................     22,782            32,594(F)
  Lease of exchange memberships.............................      2,557               2,557
  Interest..................................................      6,447              11,611(G)(H)
  Amortization of intangibles...............................      2,754             4,750(I)
  Exchange, clearing and brokerage fees.....................      1,033               1,478
Other operating expenses....................................      2,684               4,267
                                                                -------            --------
Total operating expenses....................................     38,257              57,256
                                                                -------            --------
Income before managing directors' compensation, limited
  partners interest in earnings of subsidiary and provision
  for income taxes..........................................     40,433              34,077
Managing directors' compensation............................         --                  --
                                                                -------            --------
Income before limited partners' interest in earnings of
  subsidiary and provision for income taxes.................     40,433              34,077

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA


                                                                                THREE MONTHS
                                                                                   ENDED
                                                                               MARCH 31, 2000
                                                                               --------------
                                                                                 PRO FORMA
                                                                                  FOR THE
                                                                                ACQUISITION
                                                              HISTORICAL        TRANSACTIONS
                                                              ----------       --------------
                                                                (IN THOUSANDS, EXCEPT OTHER
                                                                           DATA)
Limited partners' interest in earnings of subsidiary........         --                  --
                                                                -------            --------
Income before provision for income taxes....................     40,433              34,077
                                                                -------            --------
Provision for income taxes..................................     19,878              17,760
                                                                -------            --------
Net income..................................................     20,555              16,317
                                                                =======            ========
EBITDA(K)...................................................     49,634              50,438
                                                                =======            ========


------------------------


(A) Employee compensation and benefits was adjusted to reflect managing directors' compensation based on the compensation policies which were implemented at the time of the reorganization transactions.


(B) Reflects pro forma repayment of $5.0 million of subordinated liabilities owed to a limited partner and reverses the related interest expense. Reflects the issuance of 9 1/2% Senior Notes of $100.0 million, the issuance of a $16.0 million note and $350,000 of subordinated indebtedness and the related interest expense.

(C) Reflects amortization of intangibles related to redemption of limited partners' interests.

(D) Managing directors' compensation was adjusted to reverse the actual amounts previously recorded.

(E) Reflects reversal of limited partners' interest in earnings of subsidiary.

(F) Employee compensation and benefits was adjusted to reflect the compensation arrangements made with Henderson Brothers and Webco based upon the new employment contracts which were effective upon completion of the acquisitions.

(G) Reflects the issuance of $250.0 million of principal amount of initial notes net of a discount of approximately $4.3 million, $3.0 million aggregate principal amount of senior promissory notes issued to Webco stockholders, assuming the repayment of $500,000 aggregate principal amount of such senior promissory notes, and the related interest expense.

(H) Reflects reversal of the interest expense related to the repayment of subordinated notes of Henderson Brothers.

(I) Reflects amortization of intangibles related to the acquisitions of Henderson Brothers and Webco.

(J) Reflects federal, state and local income taxes at an estimated tax rate of approximately 46%.


(K) EBITDA means net income (loss) before interest expense, taxes, depreciation and amortization. EBITDA is not a generally accepted accounting principles measure and may not be comparable to similarly titled items of other companies. You should not consider EBITDA as an alternative to net income
    (loss) or any other generally accepted accounting principles measure of performance as an indicator of our operating performance or as a measure of liquidity. EBITDA does not represent funds available for management's discretionary use because certain future cash expenditures are not reflected in the EBITDA presentation. Some investors use these data as an indicator of a company's ability to service debt.

                                  RISK FACTORS

    You should consider carefully the following risks before you decide to make an investment in the exchange notes. The risks and uncertainties described below are some of the material risks that our company faces.

IF YOU DO NOT PARTICIPATE IN THE EXCHANGE OFFER, YOU WILL CONTINUE TO BE SUBJECT
  TO TRANSFER RESTRICTIONS.

    If you do not exchange your initial notes for exchange notes pursuant to the exchange offer, you will continue to be subject to the restrictions on transfer of your initial notes. We do not intend to register the initial notes under the Securities Act. To the extent initial notes are tendered and accepted in the exchange offer, the trading market, if any, for the initial notes would be adversely affected. See "The Exchange Offer."

A LIQUID TRADING MARKET FOR THE EXCHANGE NOTES MAY NOT DEVELOP.

    There has not been an established trading market for the exchange notes. The initial notes were offered and sold only to qualified institutional buyers and to persons outside the United States and are subject to restrictions on transfer.

    The initial notes were designated as eligible for trading in The Portal Market. However, we did not apply for listing of the initial notes and do not intend to apply for listing of the exchange notes, on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

    The liquidity of any market for the exchange notes will depend upon the number of holders of the exchange notes, our performance, the market for similar securities, the interest of securities dealers in making a market in the exchange notes and other factors. A liquid trading market may not develop for the exchange notes.

WE HAVE SIGNIFICANT INDEBTEDNESS AND INTEREST PAYMENT OBLIGATIONS.

    We have significantly increased our debt as a result of the sale of the initial notes. As of April 27, 2000, we had approximately $415.5 million of consolidated aggregate principal amount of outstanding debt. These calculations of debt exclude subordinated liabilities related to contributed exchange memberships. LaBranche & Co. also has the ability to borrow $200.0 million under a revolving credit facility with The Bank of New York which was originally entered into in June of 1998 and increased and extended in both June 1999 and February 2000. We may also need to incur additional debt in the future for working capital or to complete acquisitions, even though our principal credit facility imposes some limits on our ability to do so. We are highly leveraged and our high level of indebtedness could have important consequences to you, which include the following:

    - our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes may be impaired;

    - our ability to use operating cash flow in other areas of our business will be limited because we must dedicate a substantial portion of these funds to make principal and interest payments;

    - we may not be able to compete with others who are not as highly leveraged; and

    - our substantial degree of leverage may limit our flexibility to adjust to changing market conditions, changes in our industry and economic downturns.

    Our ability to satisfy our debt obligations will depend upon our future operating performance and our ability to obtain additional debt or equity financing. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments. If in the future we cannot generate sufficient cash from operations to meet our debt obligations, we will need to refinance our debt obligations, obtain additional financing or sell assets. We cannot assure you that our business will generate cash flow or that we will be able to obtain funding sufficient to satisfy our debt service requirements.

    Further, LaBranche & Co. is a broker-dealer and a specialist regulated by the SEC and the NYSE. Such regulations include strict rules regarding capital requirements and approval requirements for withdrawals of capital from, and in some cases, other distributions by, the broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness.

YOUR RIGHT TO RECEIVE PAYMENTS ON THE EXCHANGE NOTES WILL BE JUNIOR TO OUR OUTSTANDING SENIOR DEBT AND EFFECTIVELY SUBORDINATED TO THE DEBT OF OUR SUBSIDIARIES.

    The exchange notes will be subordinated in right of payment to the 9 1/2% Senior Notes we issued in August 1999 and other senior debt of LaBranche &
Co Inc., including the senior promissory notes issued as part of the Webco acquisition and our existing and future secured indebtedness to the extent of the assets securing such indebtedness. In addition, because we, LaBranche &
Co Inc., are a holding company with no operations of our own, we are dependent on distributions from LaBranche & Co. and LaB Investing Co. L.L.C. to pay interest and principal on our debt. The notes will be effectively subordinated to all the indebtedness of LaBranche & Co. and LaB Investing Co. L.L.C., including subordinated debt. This structural subordination may adversely affect our ability to service our debt and could result in insolvency or other circumstances that could adversely affect our ability to satisfy our payment obligations with respect to the notes.

    Further, LaBranche & Co. is a broker-dealer and a specialist regulated by the Securities and Exchange Commission and the NYSE. Such regulations include strict rules regarding capital requirements and approval requirements for withdrawals of capital from, and in some cases, other distributions by, the broker-dealer. These regulations could prevent us from obtaining funds necessary to satisfy our obligations to pay interest on or repay our indebtedness, including the notes. See "--We are subject to net capital requirements" and "Business--Operations--Regulatory Matters" for a discussion of our net capital requirements.

OUR ABILITY TO TAKE ACTIONS MAY BE RESTRICTED BY THE TERMS OF OUR INDEBTEDNESS.

    The covenants in our existing debt agreements, including our Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness, the indenture governing our senior notes and the indenture governing our exchange notes and any future financing agreements, may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. These covenants limit or restrict our ability and the ability of our subsidiaries to:

    - incur additional debt;

    - pay dividends and make distributions;

    - repurchase our securities;

    - make certain investments;

    - create liens on our assets;

    - transfer or sell assets;

    - enter into transactions with affiliates;

    - issue or sell stock of subsidiaries; or

    - merge or consolidate.

    In addition, the credit agreement and the note purchase agreements also require LaBranche & Co. to comply with certain financial ratios. LaBranche & Co.'s ability to comply with these ratios may be affected by events beyond our or its control. If any of the covenants in our credit agreement, the note purchase agreements, the indenture relating to our senior notes or the indenture relating to our exchange notes is breached, or if LaBranche & Co. is unable to comply with required financial ratios, it may be in default under the Credit Agreement or the note purchase agreements and we may be in default under the indenture relating to our senior notes or the indenture relating to the exchange notes. A significant portion of our indebtedness then may become immediately due and payable. We are not certain whether we would have, or be able to obtain, sufficient funds to make these accelerated payments. Compliance with the covenants is also a condition to borrowings under the credit agreement.

THE EXCHANGE NOTES MAY BE SUBJECT TO FRAUDULENT TRANSFER STATUTES.

    Under federal or state fraudulent transfer laws, a court could avoid all or a portion of our obligations to the holders of the exchange notes, subordinate our obligations to the holders of the exchange notes to our other existing and future indebtedness, and take other action detrimental to the holders of the exchange notes, including invalidating the exchange notes if it were to find that,

    - we issued the initial notes in order to damage or defraud current or future creditors; or

    - we received less than fair consideration or reasonably equivalent value for incurring the indebtedness represented by the initial notes; and

    - we (1) were insolvent or were rendered insolvent by reason of the issuance of the initial notes, (2) were engaged, or about to engage, in a business or transaction for which our assets were unreasonably small or
      (3) intended to incur, or believed (or should have believed) we would incur, debts beyond our ability to pay as the debts mature.

    We cannot assure you that, in that event, any repayment on the exchange notes would ever be recovered by the holders of the exchange notes.

    Based upon financial and other information currently available to us, our management believes that the indebtedness evidenced by the initial notes has been incurred for proper purposes and in good faith and that we were solvent and continue to be solvent after issuing the initial notes, will continue to have sufficient capital for carrying on our business and be able to pay our debts as they mature. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity."

WE ARE REQUIRED TO TAKE ACTIONS UPON THE OCCURRENCE OF A CHANGE OF CONTROL.

    Upon the occurrence of a change of control, we will be required to offer to repurchase all outstanding senior notes and exchange notes at a price equal to 101% of their principal amount, together with accrued and unpaid interest, if any, to the date of repurchase. Certain important corporate events, such as leveraged recapitalizations that would increase our level of indebtedness, would not constitute a change of control. If a change of control were to occur, it is possible that we would not have sufficient funds to repurchase exchange notes owned by holders seeking to accept our offer or that restrictions in the credit agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness or the indenture governing our senior notes will not allow such repurchases. Furthermore, a change of control will most likely trigger a default under the Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior subordinated indebtedness and the indenture governing our senior notes. To the extent we do not have sufficient funds to meet our repurchase obligations and any other obligations in respect of the Credit Agreement, the note purchase agreements and the indenture relating to our senior notes, we would necessarily seek third-party financing. However, it is possible that we will not be able to obtain such financing.

WE MAY HAVE INSUFFICIENT CAPITAL IN THE FUTURE AND MAY BE UNABLE TO SECURE ADDITIONAL FINANCING WHEN WE NEED IT.

    Our business depends on the availability of adequate capital. We cannot be sure that we will have sufficient capital in the future or that additional financing will be available on a timely basis, or on terms favorable to us. Historically, we have satisfied these needs with internally generated funds, our bank credit facilities and the issuance of subordinated debt by our operating subsidiaries and the issuance by us of our senior notes and our common stock. The proceeds of the sale of our initial notes were used to fully fund our acquisition of Henderson Brothers and to partially fund our acquisition of Webco and to pay fees and expenses related to both acquisitions. We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2000.

    We may, however, need to raise additional funds to:

    - increase the capital available to us for our inventory positions;

    - support more rapid expansion;

    - acquire complementary businesses; or

    - respond to unanticipated capital requirements.

    We may be required to obtain this additional financing on short notice as a result of rapid, unanticipated developments, such as a steep market decline.

OUR REVENUES MAY DECREASE DUE TO CHANGES AFFECTING THE ECONOMY, SUCH AS INCREASES IN INTEREST RATES OR INFLATION, OR CHANGES AFFECTING THE SECURITIES MARKETS, SUCH AS DECREASED VOLUME OR LIQUIDITY.

    We recently experienced a substantial increase in the revenues we earn from our specialist activities. An adverse change affecting the economy or the securities markets could result in a decline in market volume or liquidity. This would result in lower revenues from our specialist activities. Our recent increase in revenues was caused primarily by significant increases in the volume of trading on the NYSE and favorable conditions in the securities markets. The current favorable business environment may not continue indefinitely.

SUSTAINED DECLINES IN PRICE LEVELS OF SECURITIES COULD CAUSE US TO INCUR LOSSES.

    Adverse changes in the economy and the securities markets could lead to lower price levels of securities. Sustained declines in these price levels may result in:

    losses from declines in the market value of securities held in our inventory;

    the failure of buyers and sellers of securities to fulfill their settlement obligations; and

    increases in claims and litigation.

TRADING THROUGH NYSE SPECIALISTS COULD BE REPLACED BY ALTERNATIVE TRADING SYSTEMS WHICH COULD REDUCE OUR REVENUE.

    Alternative trading systems could reduce the levels of trading of NYSE-listed stocks executed through specialists. This, in turn, could have an adverse effect on our revenues. Over the past few years, a number of alternative trading systems have developed or emerged which may compete with specialists by increasing trading in NYSE-listed stocks off the NYSE trading floor in over-the-counter markets. In the future, similar new systems may continue to be developed and placed in operation.

NEW AND PROPOSED NYSE INITIATIVES MAY LOWER THE REVENUES WE EARN ON TRADES EXECUTED IN SHARES OF OUR COMMON STOCK LISTINGS.

    The NYSE recently approved the repeal of Rule 390, which generally prohibited member firms from trading stocks listed before April 26, 1979 other than on a national exchange. Any stocks for which we act as specialist listed before April 26, 1979 will now be freely tradable in over-the-counter markets. We will not receive commissions on trades executed in over-the-counter markets and will not participate in those trades as principal. Additionally, on December 28, 1999, the NYSE implemented a new initiative which increased from two minutes to five minutes the window for providing commission-free transactions on orders. Therefore, any order we execute as agent within five minutes of placement of the order will not generate any commissions revenue for us. This new initiative has adversely affected commissions revenue.

COMPETITION FROM NASDAQ FOR NEW LISTINGS COULD ADVERSELY AFFECT NYSE TRADING VOLUME AND, IN TURN, REDUCE OUR REVENUES.

    Nasdaq continues to grow and gain in popularity, attracting companies which might otherwise have listed on the NYSE. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, or if companies choose to delist using recently relaxed delisting procedures, trading volume on the NYSE could be adversely affected. This, in turn, could adversely affect our trading revenue. In recent years, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. In addition, the SEC recently approved a revision to NYSE Rule 500 which makes it easier for a company to delist its shares from the NYSE. The original rule required supermajority shareholder approval before a listed company could delist from the NYSE. Under the recently approved amendment of Rule 500, a company can delist from the NYSE if it obtains the approval of a majority of the company's board of directors and the company's audit committee. The company would then provide its 35 largest shareholders with written notice of the proposed delisting and allow a 20-40 day waiting period to elapse.

OUR QUARTERLY RESULTS MAY FLUCTUATE SIGNIFICANTLY.

    Our revenues may fluctuate significantly based on factors relating to the securities markets. These factors include:

    - a decrease in trading volume on the NYSE;

    - volatility in the equity securities markets; and

    - changes in the value of our securities positions.

    Many elements of our cost structure do not decline if we experience quarterly reductions in our revenues. As a result, if market conditions cause our revenues to decline, we may be unable to adjust our cost structure on a timely basis and we could suffer losses.

RISKS ASSOCIATED WITH OUR TRADING TRANSACTIONS COULD RESULT IN TRADING LOSSES.

    A majority of our specialist-related revenues are derived from trading by us as principal. We may incur trading losses relating to these activities since each primarily involves the purchase, sale or short sale of securities for our own account. In any period, we may incur trading losses in a significant number of our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the required performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits. We also operate a proprietary trading desk separately from our NYSE specialist operations, which represented 3.3% of our total revenues in 1999. We may incur trading losses as a result of these trading activities.

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

NYSE SPECIALIST RULES MAY REQUIRE US TO MAKE UNPROFITABLE TRADES OR TO REFRAIN
  FROM MAKING PROFITABLE TRADES.

    When we trade as principal, we attempt to derive a profit from the difference between the prices at which we buy and sell securities. Our role as a specialist, at times, requires us to make trades that adversely affect our profitability. In addition, as a specialist, we are at times required to refrain from trading for our own account in circumstances in which it may be to our advantage to trade. For example, we may be obligated to act as a principal when buyers or sellers outnumber each other. In those instances, we may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, we hold varying amounts of securities in inventory. In addition, specialists generally may not trade for their own account when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, we are subjected to a high degree of risk. Additionally, the NYSE periodically amends its rules and may make the rules governing our activities as a specialist more stringent or may implement changes which could adversely affect our trading revenues.

WE MAY HAVE DIFFICULTY SUCCESSFULLY MANAGING OUR GROWTH.

    Since 1994, we have experienced significant growth in our business activities and the number of our employees. We cannot assure you that we will be able to manage our growth successfully. Our inability to do so could have an adverse effect on our business, financial condition and/or operating results. The growth of our business has increased the demands upon our management and operations and we expect it to continue to do so in the future. This growth has required, and will continue to require, us to increase our investment in management personnel, financial and management systems and controls, and facilities. The scope of procedures for assuring compliance with applicable rules and regulations has changed as the size and complexity of our business has increased. In response, we have implemented formal compliance procedures which are regularly updated. Our future operating results will depend on our ability to continue:

    - to improve our systems for operations, financial control, and communication and information management;

    - to refine our compliance procedures and enhance our compliance oversight; and

    - to recruit, train, manage and retain our employees.

WE MAY FAIL TO SUCCESSFULLY INTEGRATE OUR RECENT ACQUISITIONS.

    We cannot assure you that we will be able to successfully integrate the businesses of Henderson Brothers or Webco with our existing business. The acquisitions may result in unforeseen operating difficulties and expenditures. They may also require significant management attention that would otherwise be available for ongoing development of our business. Moreover, we cannot assure you that the anticipated benefits of these acquisitions will be realized. As a result of the acquisitions, we will incur amortization expenses related to goodwill and other intangible assets. In addition, we may incur contingent liabilities of which we are not aware.

    As part of our acquisition of Henderson Brothers, we acquired its clearing operations. We previously had no experience operating a clearing business and may not be familiar with all of the risks associated with the clearing business. We cannot assure you that we will successfully operate and manage this business.

OUR SUCCESS DEPENDS ON OUR ABILITY TO ACCURATELY PROCESS AND RECORD OUR TRANSACTIONS, AND ANY FAILURE TO DO SO COULD SUBJECT US TO LOSSES.

    Our specialist activities require us to accurately record and process a very large number of transactions on a daily basis. Any failure or delay in recording or processing transactions could cause substantial losses for brokers, their customers and/or us and could subject us to claims for losses. We rely on our staff to operate and maintain our information and communications systems properly, and we depend on the integrity and performance of those systems. Our recording and processing of trades is subject to human and processing errors. Moreover, extraordinary trading volume or other events could cause our information and communications systems to operate at an unacceptably low speed or even fail. Any significant degradation or failure of our information systems or any other systems in the trading process could cause us to fail to complete transactions or could cause brokers who place trades through us to suffer delays in trading.

OUR MANAGEMENT INFORMATION SYSTEMS MAY FAIL AND INTERRUPT OUR BUSINESS.

    Any information or communication systems failure or decrease in information or communications systems performance that causes interruptions in our operations could have an adverse effect on our business, financial condition and/or operating results. Our systems may fail as a result of:

    - hardware or software failure; or

    - power or telecommunications failure.

    Although we have established a back-up disaster recovery center in Hoboken, New Jersey, it may not be effective in preventing an interruption of our business.

WE DEPEND ON THE NYSE AND CLEARING AND DEPOSITORY INSTITUTIONS TO EFFECT TRADES, AND THEIR FAILURE TO PERFORM COULD SUBJECT US TO LOSSES.

    We are dependent on the proper and timely function of complex information and communications systems maintained and operated by or for the NYSE and clearing and depository institutions. Failures or inadequate or slow performance of any of those systems could adversely affect our ability to operate and complete trades. The failure to complete trades on a timely basis could subject us to losses and claims for losses of brokers and their customers.

OUR FUTURE SUCCESS WILL DEPEND ON OUR ABILITY TO UPGRADE OUR INFORMATION AND COMMUNICATIONS SYSTEMS, AND ANY FAILURE TO DO SO COULD HARM OUR BUSINESS AND PROFITABILITY.

    The development of complex communications and new technologies, including Internet-based technologies, may render our existing information and communications systems outdated. In addition, our information and communications systems must be compatible with those of the NYSE. As a result, if the NYSE upgrades its systems, we will need to make corresponding upgrades. Our future success will depend on our ability to respond to changing technologies on a timely and cost-effective basis. We cannot be sure that we will be successful in upgrading our information and communications systems on a timely or cost-effective basis. Our failure to do so could have an adverse effect on our business, financial condition and/or operating results.

    The NYSE's ability to develop information and communications systems and complex computer and other technology systems has been instrumental in its recent growth and success. We are dependent on the continuing development of technological advances by the NYSE, a process over which we have no control. If the NYSE for any reason is unable to continue its recent history of computer-related and other technological developments and advances, it could have an adverse effect on the success of the NYSE, including its ability to grow, to manage its trading volumes or to attract new listings. Any such developments can be expected to adversely affect our operations, financial condition and operating results.

IF WE LOSE THE SERVICES OF OUR KEY PERSONNEL OR CANNOT HIRE ADDITIONAL QUALIFIED PERSONNEL, OUR BUSINESS WILL BE HARMED.

    Our future success depends on the continued service of key employees, particularly George M.L. LaBranche, IV (Michael LaBranche), our Chairman, Chief Executive Officer and President. The loss of the services of any of our key personnel or the inability to identify, hire, train and retain other qualified personnel in the future could have an adverse effect on our business, financial condition and/or operating results. We have employment agreements with Mr. LaBranche and other key employees. We also maintain "key person" life insurance policies on Mr. LaBranche and other key employees. Competition for key personnel and other highly qualified management, trading, compliance and technical personnel is intense. We cannot assure you that we will be able to attract new or retain currently employed highly qualified personnel in the future.

    In connection with our reorganization transactions, our managing directors received substantial amounts of our common stock in exchange for their interests in LaB Investing Co. L.L.C. Because the shares of common stock were received in exchange for membership interests, ownership of the shares is not dependent upon the continued employment of those managing directors. In addition, employees who are not managing directors received grants of stock options and restricted stock units. The steps we have taken to encourage the continued service of these individuals, who include key senior personnel in our specialist activities, may not be effective.

WE DEPEND SIGNIFICANTLY ON REVENUES FROM OUR SPECIALIST ACTIVITIES FOR A SMALL GROUP OF LISTED COMPANIES, AND THE LOSS OF ANY OF THEM COULD REDUCE OUR REVENUES.

    Historically, a small number of listed companies have accounted for a significant portion of our revenues from our specialist trading activities. The loss of any of these listed companies could have an adverse effect on our revenues. For the years ended December 31, 1998 and 1999, transactions in our 10 most actively traded specialist stocks accounted for approximately 39.0% and 44.2% of our total revenues, respectively. We cannot assure you that we will be able to retain these or other listed companies. We can lose these listed companies if they cease to be traded on the NYSE as a result of being acquired or otherwise delisted. In addition, if the NYSE were to determine that we have failed to fulfill our obligations as specialist for a listed company, our registration as a specialist for that listed company could be cancelled or suspended.

WE DEPEND ALMOST ENTIRELY ON OUR SPECIALIST ACTIVITIES, AND IF THEY FAIL TO GROW AS ANTICIPATED, IT WOULD HARM OUR REVENUES.

    We derive substantially all of our revenues from specialist activities. If demand for our specialist services fails to grow, grows more slowly than we currently anticipate, or declines, our revenues would be adversely affected. We expect our specialist activities to continue to account for substantially all of our revenues for the foreseeable future. Our future success will depend on:

    - continued growth in the volume of trading and the number of listings on the NYSE;

    - our ability to be chosen as specialist for additional listing companies;

    - our ability to respond to regulatory and technological changes; and

    - our ability to respond to changing demands in the marketplace.

WE ARE SUBJECT TO INTENSE COMPETITION FOR NEW LISTINGS, AND OUR PROFITABILITY WILL SUFFER IF WE DO NOT COMPETE EFFECTIVELY.

    We cannot be sure that we will be able to compete effectively with current or future competitors. Our failure to compete effectively would have an adverse effect on our profitability. We obtain all of our new listings on the NYSE by going through an allocation process. Under this process either a committee of the NYSE or the listing company chooses the specialist. The competition for obtaining new listing companies is intense. We expect competition to continue and to intensify in the future. Some of our competitors may have significantly greater financial and other resources than we have and may have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listing company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from this consolidation may have a stronger capital base. This trend has intensified the competition in our industry. Finally, the NYSE retains the ability to name new specialist firms.

THE FAILURE BY US OR OUR EMPLOYEES TO COMPLY WITH APPLICABLE LAWS AND REGULATIONS COULD RESULT IN SUBSTANTIAL FINES AND OTHER PENALTIES.

    The securities industry is subject to extensive regulation under both federal and state laws. In addition, the SEC, the NYSE, other self-regulatory organizations, commonly referred to as SROs, and state securities commissions require strict compliance with their respective rules and regulations. Failure to comply with any of these laws, rules or regulations could result in serious adverse consequences. We and our officers and employees may be subject in the future to claims arising from acts in contravention of these laws, rules and regulations. An adverse ruling against us and/or our officers and other employees as a result of any of these claims could result in us and/or our officers and other employees being required to pay a substantial fine or settlement. It could also result in the suspension or revocation of our registration with the SEC as a broker-dealer or our suspension or expulsion as a member of the NYSE. If this occurred, we would be unable to operate our business. In connection with our acquisitions of Henderson Brothers and Webco, we employed an additional 98 employees. As a result of the increased number of employees and our lack of experience working with these employees, the risk that we will not detect or deter employee misconduct will increase. In
November 1999, Henderson Brothers and one of its specialist were censured and fined $110,000, in the aggregate, for failure to fulfill certain specialist obligations.

THE REGULATORY ENVIRONMENT IN WHICH WE OPERATE MAY CHANGE, MAKING IT DIFFICULT FOR US TO REMAIN IN COMPLIANCE.

    The regulatory environment in which we operate is subject to change which we cannot predict. It may be difficult for us to comply with new or revised legislation or regulations imposed by the SEC, other U.S. or foreign governmental regulatory authorities and SROs, including the NYSE. Failure to comply would have an adverse effect on our business, financial condition and/or operating results. Changes in the interpretation or enforcement of existing laws and rules by the SEC, these governmental authorities, SROs and the NYSE could also have an adverse effect on our business, financial condition and/or operating results.

WE CANNOT PREDICT THE EFFECT A PROPOSED PUBLIC OFFERING BY THE NYSE WOULD HAVE ON OUR BUSINESS.

    The NYSE has announced that it intends to offer shares of its capital stock to the public. We are unable to predict what effect, if any, such an offering would have on our business and the specialist industry.

FAILURE TO COMPLY WITH NET CAPITAL AND NET LIQUID ASSET REQUIREMENTS MAY RESULT IN THE REVOCATION OF OUR REGISTRATION WITH THE SEC OR OUR EXPULSION FROM THE NYSE.

    The SEC, the NYSE and various other regulatory agencies have stringent rules with respect to the maintenance of minimum levels of capital and net liquid assets by securities brokers-dealers as well as specialist firms. Subject to SEC approval, the NYSE recently increased its minimum net liquid asset requirements. Currently, we are required to maintain minimum net liquid assets of $284.3 million. Failure to maintain compliance with these required minimum levels may subject us to suspension or revocation of registration by the SEC and suspension or expulsion as a member of the NYSE and other regulatory bodies. If this occurred, we would be unable to operate our business. In addition, a change in these rules, the imposition of new rules or any unusually large requirement or charge against our regulatory capital could limit any of our operations that require the intensive use of capital. These rules could also restrict our ability to withdraw capital from LaBranche & Co. Any limitation on our ability to withdraw capital from LaBranche & Co. could limit our ability to receive distributions from LaBranche & Co. and LaB Investing Co. L.L.C., which, in turn, could limit our ability to pay cash dividends, repay debt and repurchase shares of our outstanding stock. A substantial market decline, a significant operating loss or any unusually large requirement or charge against regulatory capital could adversely affect our ability to expand or even maintain our present levels of business, which could have an adverse effect on our business, financial condition and/or operating results.

EMPLOYEE MISCONDUCT IS DIFFICULT TO DETECT AND DETER AND COULD RESULT IN LOSSES.

    There have been a number of highly publicized cases involving fraud, stock manipulation or other misconduct by employees in the financial services industry in recent years, and we run the risk that employee misconduct could occur. Misconduct by employees could include binding us to transactions that exceed authorized limits or present unacceptable risks, or hiding from us unauthorized or unsuccessful activities, which, in either case, may result in unknown and unmanaged risks or losses. Employee misconduct could also involve the improper use or disclosure of confidential information, which could result in regulatory sanctions and serious reputational or financial harm. It is not always possible to deter employee misconduct and the precautions we take to prevent and detect this activity may not be effective in all cases.

    In connection with our recent acquisitions of Henderson Brothers and Webco, we have employed nearly 100 additional employees. As a result of the increased number of employees and our lack of experience working with these employees, the risk that we will not detect or deter employee misconduct will increase.

WE ARE SUBJECT TO RISK RELATING TO LITIGATION AND POTENTIAL SECURITIES LAWS LIABILITY.

    Many aspects of our business involve substantial risks of liability. A specialist is exposed to substantial risks of liability under federal and state securities laws, other federal and state laws and court decisions, as well as rules and regulations promulgated by the SEC and the NYSE. We are also subject to the risk of litigation and claims that may be without merit. We could incur significant legal expenses in defending ourselves against such lawsuits or claims. An adverse resolution of any future lawsuits or claims against us could have an adverse effect on our business, financial condition and/or operating results.

COUNTERPARTIES MAY FAIL TO PAY US.

    As a specialist of listed stocks, the majority of our securities transactions are conducted as principal with broker-dealer counterparties located in the United States. The NYSE and the clearing houses monitor the credit standing of the counterparties with which we conduct business. However, we cannot assure you that any of these counterparties will not default on their obligations. If any do, our business, financial condition and/or operating results could be adversely affected.

SOME OF OUR EXECUTIVE OFFICERS ARE IN A POSITION TO CONTROL MATTERS REQUIRING A STOCKHOLDER VOTE.

    Our managing directors currently own approximately 71.3% of our outstanding common stock. These stockholders have entered into a stockholders' agreement under which they have agreed, among other things, that their shares of our common stock will be voted, for as long as they own their shares, as directed by a majority vote of Michael LaBranche, our Chairman, Chief Executive Officer and President, James G. Gallagher and Alfred O. Hayward, Jr., each an executive officer and director. Accordingly, these individuals have the ability to control all matters requiring approval by our stockholders. These matters include the election and removal of directors and the approval of any merger, consolidation or sale of all or substantially all of our assets. In addition, they are able to dictate the management of our business and affairs. This concentration of ownership could have the effect of delaying, deferring or preventing a change in control, a merger or consolidation, a takeover or another business combination.

                           FORWARD-LOOKING STATEMENTS

    This prospectus contains forward-looking statements based on our current expectations, assumptions, estimates and projections about our company and our industry. These forward-looking statements involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors described in "Risk Factors" and elsewhere in this prospectus. We undertake no obligation to update any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

                               THE EXCHANGE OFFER

TERMS OF THE EXCHANGE OFFER

GENERAL

    In connection with the issuance of the initial notes pursuant to a purchase agreement dated as of February 24, 2000 by and among us and the initial purchasers, the initial purchasers and their respective assignees became entitled to the benefits of the Registration Rights Agreement dated as of March 2, 2000 by and among us and the initial purchasers.

    The Registration Rights Agreement requires us to file the registration statement of which this prospectus is a part for a registered exchange offer relating to an issue of new notes identical in all material respects to the initial notes but containing no restrictive legend. Under the Registration Rights Agreement, we are required to:

    - file the registration statement not later than May 1, 2000;

    - use our best efforts to cause the registration statement to be declared effective by the SEC not later than June 30, 2000;

    - keep the exchange offer open for not less than 20 business days (or longer if required by applicable law);

    - use our best efforts to consummate the exchange offer not later than 30 days after the registration statement relating to the exchange offer becomes effective; and

    - deliver to each holder of record entitled to participate in the exchange offer as many copies of the prospectus forming part of the exchange registration statement, and any amendment or supplement thereto, as such persons may reasonably request.

    The exchange offer being made hereby, if commenced and consummated within the time periods described in this paragraph, will satisfy those requirements under the Registration Rights Agreement.


    Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, all initial notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date will be accepted for exchange. Exchange notes of the same class will be issued in exchange for an equal principal amount of outstanding initial notes accepted in the exchange offer. Initial notes may be tendered only in integral multiples of $1,000. This prospectus, together with the letter of transmittal, is being sent to all record holders of initial notes as of June 16, 2000. The exchange offer is not conditioned upon any minimum principal amount of initial notes being tendered in exchange. However, our obligation to accept initial notes for exchange is subject to certain conditions as set forth herein under "--Conditions."


    Initial notes will be deemed accepted when, as and if the Trustee has given oral or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders of initial notes for the purposes of receiving the exchange notes and delivering them to the holders.

    Based on interpretations by the staff of the SEC, as set forth in no-action letters issued to other issuers, we believe that the exchange notes issued in the exchange offer may be offered for resale, resold or otherwise transferred by each holder without compliance with the registration and prospectus delivery provisions of the Securities Act of 1933, as amended, provided that:

    - the holder is not a broker-dealer who acquires the exchange notes directly from us for resale pursuant to Rule 144A under the Securities Act or any other available exemption under the Securities Act;

    - the holder is not our "affiliate", as that term is defined in Rule 405 under the Securities Act; and

    - the exchange notes are acquired in the ordinary course of the holder's business and the holder is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

    By tendering the initial notes in exchange for exchange notes, each holder, other than a broker-dealer, will represent to us that:

    - any exchange notes to be received by it will be acquired in the ordinary course of its business;

    - it is not engaged in, and does not intend to engage in, a distribution of the exchange notes and has no arrangement or understanding to participate in a distribution, within the meaning of the Securities Act, of the exchange notes; and

    - it is not our affiliate, as defined in Rule 405 under the Securities Act, or if it is our affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act, to the extent applicable.

    If a holder of initial notes is engaged in or intends to engage in a distribution of the exchange notes or has any arrangement or understanding with respect to the distribution of the exchange notes to be acquired pursuant to the exchange offer, the holder may not rely on the applicable interpretations of the staff of the SEC and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer to satisfy its prospectus delivery obligations under the Securities Act in connection with resales of exchange notes for its own account. We have agreed that we will keep the registration statement of which this prospectus is a part effective for a period of up to six months or such earlier date as each participating broker-dealer shall have notified us in writing that it has resold all exchange notes acquired in the exchange offer. See "Plan of Distribution."

    As soon as practicable after the close of the exchange offer, we will:

    - accept for exchange all registrable notes validly tendered and not validly withdrawn as part of the exchange offer; and

    - deliver to the Trustee for cancellation all registrable notes so accepted for exchange and cause the Trustee to authenticate and deliver promptly to each holder of registrable notes, exchange notes equal in principal amount to the securities of such holder so accepted for exchange.

    We will file with the SEC a shelf registration statement to register for public resale the transfer restricted securities held by any such holder who provides us with certain information for inclusion in a shelf registration statement if:

    (1) the exchange offer is not permitted by applicable law or SEC policy, or

    (2) any holder of initial notes which are transfer restricted securities notifies us prior to the 20th business day following the consummation of the exchange offer that

       (a) it is prohibited by law or SEC policy from participating in the exchange offer,

       (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the registration statement is not appropriate or available for such resales by it, or

       (c) it is a broker-dealer and holds initial notes acquired directly from us or any of our affiliates.

    We will, in the event that a shelf registration statement is filed, provide to each holder of the initial notes copies of the prospectus that is a part of the shelf registration statement, notify each holder when the shelf registration statement has become effective and take certain other actions as are required to permit unrestricted resales of the exchange notes. A holder that sells initial notes pursuant to the shelf registration statement will be required to be named as a selling security holder in the related prospectus and to deliver a prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with its sales and will be bound by the provisions of the Registration Rights Agreement that are applicable to that holder including certain indemnification rights and obligations.

    The term "transfer restricted securities" means each initial note or exchange note, until the earliest of the date which:

    - the initial note is exchanged in the exchange offer for a new note in the exchange offer which can be publicly resold by the holder without complying with prospectus delivery requirements of the Securities Act of 1933;

    - the resale of the initial note is effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

    - the initial note is publicly distributed under Rule 144; or

    - the exchange note is disposed of by a broker-dealer pursuant to the "Plan of Distribution."

    The following events are considered registration defaults. We will pay liquidated damages if:

    (1) we fail to file the exchange offer registration statement, of which this prospectus is a part, by May 1, 2000;

    (2) the exchange offer registration statement is not declared effective by the SEC by June 30, 2000;

    (3) we fail to consummate the exchange offer by the 30th day after the registration statement relating to the exchange offer becomes effective;

    (4) we are obligated to file the shelf registration statement and we fail to file it with the SEC on or before the 60(th) day after our filing obligation arises;

    (5) we are obligated to file the shelf registration statement and it is not declared effective on or before the 120(th) day after our filing obligation arises; or

    (6) the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective but thereafter ceases to be effective or usable for its intended purpose, without being succeeded immediately by a post-effective amendment to the registration statement that cures this failure and is declared effective immediately.

    If a registration default occurs, we will be obligated to pay as liquidated damages to each holder of transfer restricted securities an amount equal to $.05 per week per $1,000 in principal amount of transfer restricted securities held by each holder for each week or portion of a week that the registration default continues for the first 90 day period immediately following the occurrence of the registration default. The amount of liquidated damages will increase by an additional $.05 per week per $1,000 in principal amount of transfer restricted securities with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum of liquidated damages of $.50 per week per $1,000 in principal amount of transfer restricted securities. We shall not be required to pay liquidated damages for more than one registration default at any given time. Liquidated damages will cease to accrue upon the cure of registration defaults.

    Upon completion of the exchange offer, subject to certain exceptions, holders of initial notes who do not exchange their initial notes for exchange notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their initial notes, unless the initial notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, we will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "Risk Factors--If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS; TERMINATION


    The term "expiration date" shall mean July 17, 2000 which is 20 business days following the commencement of the exchange offer, unless the exchange offer is extended if and as required by applicable law, in which case the term "expiration date" shall mean the latest date to which the exchange offer is extended.


    In order to extend the expiration date, we will notify the exchange agent of any extension by oral or written notice and may notify the holders of the initial notes by mailing an announcement or by means of a press release or other public announcement prior to 9:00 A.M., New York City time, on the next business day after the previously scheduled expiration date.

    We reserve the right to delay acceptance of any initial notes, to extend the exchange offer or to terminate the exchange offer and not permit acceptance of initial notes not previously accepted if any of the conditions set forth herein under "--Conditions" shall have occurred and shall not have been waived by us if permitted to be waived, by giving oral or written notice of such delay, extension or termination to the exchange agent. We also reserve the right to amend the terms of the exchange offer in any manner deemed by us to be advantageous to the holders of the initial notes. If any material change is made to terms of the exchange offer, the exchange offer shall remain open for a minimum of an additional five business days, if the exchange offer would otherwise expire during such period. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice of the delay to the exchange agent. If the exchange offer is amended in a manner determined by us to constitute a material change, we will promptly disclose the amendment in a manner reasonably calculated to inform the holders of the initial notes of the amendment including providing public announcement, or giving oral or written notice to the holders of the initial notes. A material change in the terms of the exchange offer could include, among other things, a change in the timing of the exchange offer, a change in the exchange agent, and other similar changes in the terms of the exchange offer.

    Without limiting the manner in which we may choose to make a public announcement of any delay, extension, amendment or termination of the exchange offer, we will have no obligation to publish, advertise, or otherwise communicate any such public announcement.

INTEREST ON THE EXCHANGE NOTES

    The exchange notes will accrue interest payable in cash at 12% per annum, from the later of:

    - the last interest payment date on which interest was paid on the initial notes surrendered in exchange therefor; or

    - if the initial notes are surrendered for exchange on a date subsequent to the record date for an interest payment date to occur on or after the date of such exchange and as to which interest will be paid, the date of such interest payment.

PROCEDURES FOR TENDERING

    To tender in the exchange offer, a holder of initial notes must complete, sign and date the letter of transmittal, and mail or otherwise deliver the letter of transmittal or facsimile, or an agent's message, together with the initial notes and any other required documents, to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date. In addition:

    - certificates for the initial notes must be received by the exchange agent along with the letter of transmittal;

    - a timely confirmation of a book-entry transfer of the initial notes, if such procedure is available, into the exchange agent's account at The Depository Trust Company, or DTC, pursuant to the procedure for book-entry transfer described below, must be received by the exchange agent prior to the expiration date; or

    - the holder must comply with the guaranteed delivery procedures described below.

    THE METHOD OF DELIVERY OF INITIAL NOTES, LETTERS OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS IS AT THE ELECTION AND RISK OF THE HOLDERS. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND-DELIVERY SERVICE. IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, BE USED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO LETTERS OF TRANSMITTAL OR INITIAL NOTES SHOULD BE SENT TO US.

    Delivery of all documents must be made to the exchange agent at its address set forth below. Holders of initial notes may also request their respective brokers, dealers, commercial banks, trust companies or nominees to tender initial notes for them.

    The term "agent's message" means a message, transmitted by the DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that the DTC has received an express acknowledgment from the participant in the DTC tendering initial notes that are the subject of the book-entry confirmation that the participant has received and agrees to be bound by the terms of the letter of transmittal, and that we may enforce this agreement against the participant.

    The tender by a holder of initial notes will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth herein and in the letter of transmittal.

    Only a holder of initial notes may tender the initial notes in the exchange offer. The term "holder" for this purpose means any person in whose name initial notes are registered on our books or any other person who has obtained a properly completed bond power from the registered holder.

    Any beneficial owner whose initial notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct the registered holder to tender on his or her behalf. If the beneficial owner wishes to tender on his or her own behalf, such beneficial owner must, prior to completing and executing the letter of transmittal and delivering his or her initial notes, either make appropriate arrangements to register ownership of the initial notes in such owner's name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

    Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by an eligible institution, unless the initial notes tendered pursuant thereto are tendered:

    - by a registered holder or by a participant in DTC whose name appears on a security position listing as the owner who has not completed the box entitled "Special Issuance Instructions" or "Special Delivery Instructions" on the letter of transmittal and the exchange notes are being issued directly to such registered holder or deposited into the participant's account at DTC; or

    - for the account of an eligible institution.

    Member firms of a registered national securities exchange or of the National Association of Securities Dealers, Inc., commercial bankers or trust companies having an office or correspondent in the United States or an "eligible guarantor" institution within the meaning of Rule 17Ad-15 under the Exchange Act qualify as eligible institutions.

    If the letter of transmittal is signed by the recordholder(s) of the initial notes tendered thereby, the signature must correspond with the name(s) written on the face of the initial notes without alteration, enlargement or any change whatsoever. If the letter of transmittal is signed by a participant in DTC, the signature must correspond with the name as it appears on the security position listing as the holder of the initial notes.

    If the letter of transmittal is signed by a person other than the registered holder of any initial notes listed therein, those initial notes must be endorsed or accompanied by bond powers and a proxy that authorize such person to tender the initial notes on behalf of the registered holder, in each case as the name of the registered holder or holders appear on the initial notes.

    If the letter of transmittal or any initial notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by us, evidence satisfactory to us of their authority to so act must be submitted with the letter of transmittal.

    A tender will be deemed to have been received as of the date when the tendering holder's duly signed letter of transmittal accompanied by initial notes, or a timely confirmation received of a book-entry transfer of initial notes into the exchange agent's account at DTC with an agent's message, or a notice of guaranteed delivery from an eligible institution is received by the exchange agent. Issuances of exchange notes in exchange for initial notes tendered pursuant to a notice of guaranteed delivery by an eligible institution will be made only against delivery of the letter of transmittal and any other required documents, and the tendered initial notes or a timely confirmation received of a book-entry transfer of initial notes into the exchange agent's account at DTC with the exchange agent.

    All questions as to the validity, form, eligibility, time of receipt, acceptance and withdrawal of the tendered initial notes will be determined by us in our sole discretion, which determination will be final and binding. We reserve the absolute right to reject any and all initial notes not properly tendered or any initial notes which, if accepted, would, in our opinion or that of our counsel, be unlawful. We also reserve the absolute right to waive any conditions of the exchange offer or irregularities or defects in tender as to particular initial notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of initial notes must be cured within such time as we will determine. None of us, the exchange agent and any other person shall be under any duty to give notification of defects or irregularities with respect to tenders of initial notes, and none of them shall incur any liability for failure to give such notification. Tenders of initial notes will not be deemed to have been made until such irregularities have been cured or waived. Any initial notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned without cost by the exchange agent to the tendering holders of such initial notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

    In addition, we reserve the right in our sole discretion, subject to the provision of the Indenture, to:

    - purchase or make offers for any initial notes that remain outstanding subsequent to the expiration date or, as set forth under "--Expiration Date; Extensions; Amendments; Termination," to terminate the exchange offer in accordance with the terms of the Registration Rights Agreement; and

    - to the extent permitted by applicable law, purchase initial notes in the open market, in privately negotiated transactions or otherwise.

    The terms of any such purchases or offers could differ from the terms of the exchange offer.

ACCEPTANCE OF INITIAL NOTES FOR EXCHANGE; DELIVERY OF EXCHANGE NOTES

    Upon satisfaction or waiver of all of the conditions to the exchange offer, all initial notes properly tendered will be accepted, promptly after the expiration date, and the exchange notes will be issued promptly after acceptance of the initial notes. See "--Conditions" below. For purposes of the exchange offer, initial notes shall be deemed to have been accepted as validly tendered for exchange when, as and if we have given oral or written notice thereof to the exchange agent.

    In all cases, issuance of exchange notes for initial notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of certificates for such initial notes or a timely book-entry confirmation of such initial notes into the exchange agent's account at the DTC, a properly completed and duly executed letter of transmittal and all other required documents. If any tendered initial notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if initial notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged initial notes will be returned without expense to the tendering holder as promptly as practicable after the expiration or termination of the exchange offer. In the case of initial notes tendered by the book-entry transfer procedures described below, the non-exchanged initial notes will be credited to an account maintained with the DTC.

BOOK-ENTRY TRANSFER

    The exchange agent will make a request to establish an account with respect to the initial notes at the DTC for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the DTC's systems may make book-entry delivery of initial notes by causing the DTC to transfer such initial notes into the exchange agent's account at the DTC in accordance with such DTC's procedures for transfer. However, although delivery of initial notes may be effected through book-entry transfer into the exchange agent's account at the DTC, an agent's message or the letter of transmittal or facsimile thereof with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the exchange agent at one of the addresses set forth below under "--Exchange Agent" on or prior to the expiration date or the guaranteed delivery procedures described below must be complied with. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE EXCHANGE AGENT. All references in the prospectus to deposit of initial notes shall be deemed to include the DTC's book-entry delivery method.

GUARANTEED DELIVERY PROCEDURE

    If a registered holder of the initial notes desires to tender the notes, and the notes are not immediately available, or time will not permit the holder's initial notes or other required documents to reach the exchange agent before the expiration date, or the procedures for book-entry transfer cannot be completed on a timely basis and an agent's message delivered, a tender may be effected if:

    1.  the tender is made through an eligible institution;

    2. prior to the expiration date, the exchange agent receives from such eligible institution a properly completed and duly executed letter of transmittal or facsimile thereof and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail or hand delivery, setting forth the name and address of the holder of the initial notes and the amount of initial notes tendered, stating that the tender is being made thereby and guaranteeing that within five business days after the expiration date, the certificates for all physically tendered initial notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

    3. the certificates for all physically tendered initial notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal are received by the exchange agent within five business days after the expiration date.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of initial notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

    For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent prior to 5:00 p.m., New York City time on the business day prior to the expiration date at the address set forth below under "--Exchange Agent" and prior to acceptance for exchange thereof by us. Any such notice of withdrawal must:

    1. specify the name of the person having tendered or depositing the initial notes to be withdrawn;

    2. identify the initial notes to be withdrawn, including, if applicable, the registration number or numbers and total principal amount of such initial notes;

    3. be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such initial notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to permit the Trustee with respect to the initial notes to register the transfer of such initial notes into the name of the depositor withdrawing the tender;

    4. specify the name in which any such initial notes are to be registered, if different from that of the depositor; and

    5. if the initial notes have been tendered pursuant to the book-entry procedures, specify the name and number of the participant's account at DTC to be credited, if different than that of the depositor.

    All questions as to the validity, form and eligibility, time of receipt of such notices will be determined by us, whose determination shall be final and binding on all parties. Any initial notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any initial notes that have been tendered for exchange and that are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of initial notes tendered by book-entry transfer, such initial notes will be credited to an account maintained with the Book-Entry Transfer Facility for the initial notes) as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn initial notes may be re-tendered by following one of the procedures described under "--Procedures for Tendering" and "--Book-Entry Transfer" above at any time on or prior to the expiration date.

CONDITIONS

    Notwithstanding any other term of the exchange offer, initial notes will not be required to be accepted for exchange, nor will exchange notes be issued in exchange for any initial notes, and we may terminate or amend the exchange offer as provided herein before the acceptance of such initial notes if:

    1. because of any change in law, or applicable interpretations thereof by the SEC, we determine that we are not permitted to effect the exchange offer;

    2. an action or proceeding is commenced or threatened that would materially impair our ability to proceed with the exchange offer; or

    3. not all government approvals that we deem necessary for the consummation of the exchange offer have been received.

    We have no obligation to, and will not knowingly, permit acceptance of tenders of initial notes:

    - from our affiliates within the meaning of Rule 405 under the Securities
      Act;

    - from any other holder or holders who are not eligible to participate in the exchange offer under applicable law or interpretations by the SEC; or


    - if the exchange notes to be received by such holder or holders of initial notes in the exchange offer, upon receipt, will not be tradable by such holder without restriction under the Securities

      Act and the Exchange Act, and without material restrictions under the "blue sky" or securities laws of substantially all the states of the United States.


ACCOUNTING TREATMENT

    The exchange notes will be recorded at the same carrying value as the initial notes, as reflected in our accounting records on the date of the exchange. Accordingly, no gain or loss for accounting purposes will be recognized by us. The costs of the exchange offer and the unamortized expenses related to the issuance of the initial notes will be amortized over the term of the exchange notes.

EXCHANGE AGENT

    Firstar Bank, N.A. has been appointed as exchange agent for the exchange offer. Questions and requests for assistance and requests for additional copies of this prospectus or of the letter of transmittal should be directed to the exchange agent addressed as follows:

    By Mail, Overnight Mail or Courier:
    Firstar Bank, N.A.
    425 Walnut Street,
    Corporate Trust Services, 6(th) Floor
    Cincinnati, OH 45202
    ATTN: Keith Maurmeier
    Facsimile Transmission: (513) 632-5511
    Confirm by Telephone: (513) 632-4843

FEES AND EXPENSES

    We will pay the expenses of soliciting tenders under the exchange offer. The principal solicitation for tenders pursuant to the exchange offer is being made by mail; however, additional solicitations may be made by telegraph, telephone, telecopy or in person by our officers and regular employees.

    We will not make any payments to brokers, dealers or other persons soliciting acceptances of the exchange offer. We, however, will pay the exchange agent reasonable and customary fees for its services and will reimburse the exchange agent for its reasonable out-of-pocket expenses in connection therewith. We may also pay brokerage houses and other custodians, nominees and fiduciaries the reasonable out-of-pocket expenses incurred by them in forwarding copies of the prospectus, letters of transmittal and related documents to the beneficial owners of the initial notes, and in handling or forwarding tenders for exchange.

    The expenses to be incurred in connection with the exchange offer will be paid by us, including fees and expenses of the exchange agent and Trustee and accounting, legal, printing and related fees and expenses.

    We will pay all transfer taxes, if any, applicable to the exchange of initial notes pursuant to the exchange offer. If, however:

    - certificates representing exchange notes or initial notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be registered or issued in the name of, any person other than the registered holder of the initial notes tendered; or

    - if tendered initial notes are registered in the name of any person other than the person signing the letter of transmittal; or

    - if a transfer tax is imposed for any reason other than the exchange of initial notes pursuant to the exchange offer,

then the amount of any such transfer taxes, whether imposed on the registered holder or any other persons, will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the letter of transmittal, the amount of the transfer taxes will be billed directly to the tendering holder.

                                USE OF PROCEEDS

    There will be no cash proceeds payable to us from the issuance of the exchange notes under the exchange offer. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive initial notes in like principal amount, the terms of which are identical in all material respects to the exchange notes. The initial notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness. We used the proceeds from the sale of the initial notes to fully fund our acquisition of Henderson Brothers and to partially fund our acquisition of Webco, each an NYSE specialist firm, and to pay fees and expenses related to both acquisitions.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA


    The summary historical consolidated financial data set forth below for the three months ended March 31, 1999 and 2000 are unaudited. The selected consolidated financial data set forth below for the years ended December 31, 1997, 1998 and 1999 and as of December 31, 1998 and 1999 have been derived from our consolidated financial statements, which have been audited by Arthur Andersen LLP, independent public accountants, and are included elsewhere in this prospectus. The selected consolidated financial data set forth below for the years ended December 31, 1995 and 1996 and as of December 31, 1995, 1996 and 1997 have been derived from our consolidated financial statements, audited by Arthur Andersen LLP, independent public accountants, which are not included elsewhere in this prospectus. The selected consolidated financial data set forth below should be read in conjunction with the consolidated financial statements and related notes thereto and with "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this prospectus.



                                                                          YEAR ENDED                          THREE MONTHS ENDED
                                                                         DECEMBER 31,                             MARCH 31,
                                                     ----------------------------------------------------    --------------------
                                                       1999       1998       1997       1996       1995        2000        1999
                                                     --------   --------   --------   --------   --------    --------    --------
                                                                        (IN THOUSANDS)                          (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
REVENUES:
    Net gain on principal transactions.............  $150,971   $ 95,048   $47,817    $37,113    $26,290     $ 65,391    $ 36,366
    Commissions....................................    37,222     26,576    15,186     10,180      7,736        9,185       8,270
    Other..........................................    12,844      4,787     4,637      2,643      3,147        4,114       2,985
                                                     --------   --------   -------    -------    -------     --------    --------
        Total revenues.............................   201,037    126,411    67,640     49,936     37,173       78,690      47,621
                                                     --------   --------   -------    -------    -------     --------    --------
EXPENSES:
    Employee compensation and benefits.............    34,268     13,921     8,408     11,098      5,817       22,782       4,741
    Lease of exchange memberships..................     8,416      6,568     3,727      2,468      2,113        2,557       2,073
    Interest.......................................     8,286      3,577     1,566        331        116        6,447       1,099
    Amortization of intangibles....................     4,623      2,526       737         --         --        2,754         847
    Exchange, clearing and brokerage fees..........     3,709      2,898     2,042      1,514      1,557        1,033       1,007
    Legal and professional fees....................     1,622        916       620        170        194          361          75
    Occupancy......................................     1,411      1,121       465        435        156          260         393
    Communications.................................     1,193        964       709        495        367          355         257
    Other..........................................     3,041      2,285     1,634        642        599        1,708         603
                                                     --------   --------   -------    -------    -------     --------    --------
    Total expenses before managing directors'
      compensation, limited partners' interest in
      earnings of subsidiary and provision for
      income taxes.................................    66,569     34,776    19,908     17,153     10,919       38,257      11,095
                                                     --------   --------   -------    -------    -------     --------    --------
    Income before managing directors' compensation,
      limited partners' interest in earnings of
      subsidiary and provision for income taxes....   134,468     91,635    47,732     32,783     26,254       40,433      36,526
    Managing directors' compensation...............    56,191     58,783    30,008     23,235     16,895           --      23,100
                                                     --------   --------   -------    -------    -------     --------    --------
    Income before limited partners' interest in
      earnings of subsidiary and provision for
      income taxes.................................    78,277     32,852    17,724      9,548      9,359       40,433      13,426
    Limited partners' interest in earnings of
      subsidiary...................................    25,344     26,292    14,354      9,638      7,046           --      10,445
                                                     --------   --------   -------    -------    -------     --------    --------
    Income (loss) before provision for income
      taxes........................................    52,933      6,560     3,370        (90)     2,313       40,433       2,981
    Provision for income taxes.....................    23,899      3,900     1,881      1,602      1,179       19,878       1,400
                                                     --------   --------   -------    -------    -------     --------    --------
    Net income (loss)..............................  $ 29,034   $  2,660   $ 1,489    $(1,692)   $ 1,134     $ 20,555    $  1,581
                                                     ========   ========   =======    =======    =======     ========    ========



                                                                                                              THREE MONTHS ENDED
                                                                      AS OF DECEMBER 31,                          MARCH 31,
                                                     ----------------------------------------------------    --------------------
                                                       1999       1998       1997       1996       1995        2000        1999
                                                     --------   --------   --------   --------   --------    --------    --------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and short term investments....................  $109,196   $ 25,822   $17,989    $16,479    $ 8,971     $147,133    $ 43,465
Working capital....................................   229,119    104,250    62,562     27,694     32,855      243,067     113,693
Total assets.......................................   505,125    272,201   157,754     78,918     65,177      930,554     299,338
Total long-term indebtedness (1)...................   162,330     48,073    31,423      2,919      1,150      408,064          --
Members' capital/stockholders' equity..............   251,972     77,093    37,658     13,735     18,270      305,590     120,908


------------------------------

(1) Excludes subordinated liabilities related to contributed exchange memberships.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH THE FINANCIAL STATEMENTS AND THE NOTES TO SUCH STATEMENTS INCLUDED ELSEWHERE IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS BASED ON OUR CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT US AND OUR INDUSTRY. THESE FORWARD-LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF CERTAIN FACTORS, AS MORE FULLY DESCRIBED IN THE "RISK FACTORS" SECTION AND ELSEWHERE IN THIS PROSPECTUS. WE UNDERTAKE NO OBLIGATION TO UPDATE PUBLICLY ANY FORWARD-LOOKING STATEMENTS FOR ANY REASON, EVEN IF NEW INFORMATION BECOMES AVAILABLE OR OTHER EVENTS OCCUR IN THE FUTURE.

                                    OVERVIEW

    Founded in 1924, our specialist LaBranche & Co. is one of the oldest and largest specialist firms on the New York Stock Exchange, Inc. Our business has grown considerably during the past five years. We have accomplished this growth both internally and through selective acquisitions. Our revenues increased from $37.2 million in 1995 to $201.0 million in 1999, representing a compound annual growth rate of 52.6%. During the same period, we increased the number of our common stock listings from 125 to 271.

REVENUES


    Our revenues consist primarily of net gains earned from principal transactions in securities for which we act as specialist, and commissions revenue earned from specialist activities. Net gain on principal transactions represents trading gains net of trading losses and transaction fees, and are earned by us when we act as principal buying and selling our specialist stocks. These revenues are primarily affected by changes in share volume and fluctuations in price in our specialist stocks. Share volume for our specialist stocks has historically been driven by general trends in NYSE trading volume, as well as factors particularly affecting our listed companies, including increased merger and acquisition activity, stock splits, greater frequency of company news releases (i.e., earnings guidance and reports), heightened research analyst coverage and investor sentiment. Commissions revenue consists of commissions we earn when acting as agent to match buyers and sellers for limit orders executed by us on behalf of brokers after a specified period of time; we do not earn commissions when we match market orders. Commissions revenue is primarily affected by share volume of the trades executed by us as agent. Other revenue consists of proprietary trading revenue, income from an investment in a hedge fund and interest income earned on short-term investments. For the three months ended March 31, 2000, net gain on principal transactions represented 83.1% of our total revenues, commissions revenue represented 11.7% of our total revenues, and other revenues represented 5.2% of our total revenues. In 1999, net gain on principal transactions represented 75.1% of our total revenues, commissions revenue represented 18.5% of our total revenues, and other revenue represented 6.4% of our total revenues.


EXPENSES

    Our largest operating expense is compensation and benefits. Employee compensation and benefits primarily consist of salaries and wages and profitability-based compensation. Profitability-based compensation includes compensation and benefits paid to managing directors, trading professionals and other employees based on our profitability and the employee's overall performance.

    Prior to our reorganization from partnership to corporate form, a large portion of the compensation payments to our managing directors had not been presented as part of operating expenses. The aggregate amount of these compensation payments generally approximated LaB

Investing Co. L.L.C.'s interest in the income of LaBranche & Co., before managing directors' compensation. Generally, these payments of compensation were allocated among our managing directors based on their respective percentage interests in the profits of LaB Investing Co. L.L.C. Subsequent to the reorganization transactions, we include payments to managing directors in employee compensation and benefits expense. Therefore, historical income before managing directors' compensation, limited partnership interest in earnings of subsidiary and provision for income taxes understates our operating costs.

REORGANIZATION TRANSACTIONS

    On August 24, 1999, we reorganized from partnership to corporate form. Prior to the reorganization, we operated as LaBranche & Co., a limited partnership and LaB Investing Co. L.L.C., a limited liability company and the general partner of LaBranche & Co. As part of the reorganization, we redeemed limited partnership interests in LaBranche & Co. and redeemed or purchased all membership interests in LaB Investing Co. L.L.C. in exchange for a combination of cash, indebtedness and common stock of LaBranche & Co Inc. The redemption of the limited partnership interests was accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital accounts of $127.4 million was allocated to intangible assets. Following the reorganization, LaBranche & Co Inc. is a holding corporation whose assets consist primarily of our ownership interests in LaBranche & Co. and LaB Investing Co. L.L.C.

    Simultaneously with the reorganization, we completed an initial public offering of 10,500,000 shares of our common stock at a price of $14.00 per share. In addition, we incurred indebtedness of approximately $100.0 million through our Senior Note offering and $16.0 million through the issuance of other senior indebtedness. In addition, LaBranche & Co. incurred $350,000 of subordinated indebtedness. As a result of this increased indebtedness, our interest expense following the reorganization transactions has been higher than historical levels.

INCOME TAXES

    As a partnership, we were generally not subject to U.S. federal, state and local income taxes, apart from the 4% New York City unincorporated business tax. As part of our restructuring to a corporation, we are subject to U.S. federal, state and local income taxes.

COMPLETED ACQUISITIONS

    In the third quarter of 1998, we acquired substantially all the assets of Fowler, Rosenau & Geary, LLC (or "Fowler, Rosenau"). The acquisition was accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired, totaling $25.8 million, was allocated to goodwill. The results of the specialist operations formerly conducted by Fowler, Rosenau have been included in our consolidated financial statements since
July 1, 1998.

    In August 1997, we admitted Ernst & Company (or "Ernst") as a limited partner in connection with our acquisition of the joint specialist operations of Ernst, Homans & Co. (or "Homans") and Ware & Keelips, Inc. (or "Ware & Keelips"). In connection with these transactions, we also hired as specialists and admitted as members of LaB Investing Co. L.L.C. several individuals who had previously worked as specialists for Ernst, Homans and Ware & Keelips. These transactions were accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired, totaling $17.2 million, was allocated to goodwill. The results of these specialist operations have been included in our consolidated financial statements since August 1, 1997.

    In July 1997, Thomas Shanley, James Stack and Mark Soltz, formerly specialists on behalf of Stern Bros., LLC (or "Stern"), were admitted as members of LaB Investing Co. L.L.C. In connection with their admission, Messrs. Shanley, Stack and Soltz contributed capital to LaB Investing Co. L.L.C. which was, in turn, contributed to LaBranche & Co. This transaction was accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired, totaling $7.8 million, was allocated to goodwill. The results of these specialist operations have been included in our consolidated financial statements since July 1, 1997.

ACQUISITIONS SUBSEQUENT TO YEAR END


    On March 2, 2000, we completed the acquisition of all of the outstanding stock of Henderson Brothers for approximately $228.4 million in cash. In addition, on March 9, 2000, we acquired Webco, through a merger for 2.8 million shares of our common stock, $11.0 million in cash and senior promissory notes in the aggregate principal amount of $3.0 million, each bearing an interest rate of 10% per annum. These acquisitions were accounted for under the purchase method and the excess of cost over estimated fair value of the net assets acquired of $204.9 million for Henderson Brothers and $28.8 million for Webco was allocated to intangible assets. The results of specialist operations of each of these acquired companies are included in our consolidated financial statements beginning on the date of completion of its acquisition.



THREE MONTHS ENDED MARCH 31, 2000 COMPARED TO THREE MONTHS ENDED MARCH 31, 1999



REVENUES



    Total revenues increased 65.3% to $78.7 million for the three months ended March 31, 2000, from $47.6 million for the same period in 1999, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 79.7% to $65.4 million for the three months ended March 31, 2000, from $36.4 million for the same period in 1999. This increase was primarily due to an increase in share volume of our specialist stocks traded on the NYSE. In addition, this increase was due to the Henderson Brothers and Webco acquisitions on March 2, 2000 and March 9, 2000, respectively, as a result of which we became the specialist for 147 additional common stock listings, as well as increased share volume in principal trading in our existing specialist stocks traded on the NYSE. Our share volume as principal increased 100.0% to 4.2 billion shares for the three months ended March 31, 2000, from 2.1 billion shares for the same period in 1999.



    Commissions revenue increased 10.8% to $9.2 million for the three months ended March 31, 2000, from $8.3 million for the same period in 1999. This increase was primarily due to an increase in share volume in which we acted as agent. In addition, this increase was due to the increase in the number of our common stock listings as a result of the Henderson Brothers and Webco acquisitions on March 2, 2000 and March 9, 2000, respectively, and to increased share volume in our existing specialist stocks traded on the NYSE. The share volume executed by us as agent in our specialist stocks increased 22.2% to
1.1 billion shares for the three months ended March 31, 2000, from .9 billion shares for the same period in 1999.



    Other revenue increased 36.7% to $4.1 million for the three months ended March 31, 2000, from $3.0 million for the same period in 1999. This increase was primarily due to an increase in our short-term interest income.



EXPENSES



    Total expenses before managing directors' compensation and limited partners' interest in earnings of subsidiary and provision for income taxes increased 245.0% to $38.3 million for the three months ended March 31, 2000 from $11.1 million for the same period in 1999.



    Employee compensation and related benefits increased 385.1% to $22.8 million for the three months ended March 31, 2000, from $4.7 million for the same period in 1999. This increase was primarily due to the inclusion of managing director salary, incentive-based compensation and related benefits in employee compensation subsequent to our reorganization, and due to the Henderson Brothers and Webco acquisitions that resulted in our employment of 97 additional individuals as of the respective acquisition dates. As a percentage of total revenues, employee compensation increased to 29.0% of total revenues for the three months ended March 31, 2000, from 9.9% of total revenues for the same period in 1999.



    Lease of exchange memberships expense increased 23.8% to $2.6 million for the three months ended March 31, 2000, from $2.1 million for the same period in 1999. This increase was due to the increase in the number of leased memberships from 43 to 46, and was also due to an increase in the average annual leasing cost of the memberships from approximately $192,000 to $276,000 per membership. As a percentage of total revenues, lease of exchange memberships decreased to 3.3% for the three months ended March 31, 2000, from 4.4% for the same period in 1999.



    Interest expense increased 481.8% to $6.4 million for the three months ended March 31, 2000, from $1.1 million for the same period in 1999. This increase was primarily due to the issuance of $116.4 million of indebtedness that began accruing interest from the date of our reorganization. In addition, the increase was due to the issuance, in connection with the Henderson Brothers and Webco acquisitions, of $250.0 million of indebtedness that began accruing interest on March 2, 2000.



    Exchange, clearing and brokerage fees consist primarily of fees paid by us as a specialist to the NYSE and to clearing houses. Fees paid by us to the NYSE primarily include fees based on the volume of transactions executed as principal and as agent, as well as a flat annual fee. Exchange, clearing and brokerage fees expense increased 2.6% or $26,000, for the three months ended March 31, 2000, from the same period in 1999. This increase was relatively flat due to the increase in volume for the period ended March 31, 2000 being offset by large computer programming costs for the same period in 1999.



    Amortization of intangibles expense increased 250.0% to $2.8 million for the three months ended March 31, 2000, from $.8 million for the same period in 1999. Amortization of intangibles increased as a result of the $127.4 of intangible assets recorded as a result of our acquisition of all the limited partner interests in LaBranche & Co. in connection with our reorganization transactions. In addition, the increase was due to the $233.7 million of intangible assets recorded as a result of our acquisition of Henderson Brothers and Webco on March 2, 2000 and March 9, 2000, respectively.



    Other expenses increased 107.7% to $2.7 million for the three months ended March 31, 2000, from $1.3 million for the same period in 1999. This increase was primarily the result of additional fees incurred in connection with the increase and extension of our line-of-credit with a U.S. commercial bank as well as an increase in advertising and promotional costs.



INCOME BEFORE MANAGING DIRECTORS' COMPENSATION, LIMITED PARTNERS' EARNINGS IN INTEREST OF SUBSIDIARY AND PROVISION FOR INCOME TAXES



    Income before managing directors' compensation and limited partners' interest in earnings of subsidiary and before provision for income taxes increased 10.7% to $40.4 million for the three months ended March 31, 2000, from $36.5 million for the same period in 1999. This increase was primarily due to the increase in our total revenues which is offset by the inclusion of managing director's salary and incentive based compensation in the employee compensation and related benefits from the date of our reorganization on August 24, 1999.



INCOME TAXES



    Provision for income taxes increased 1,321.4% to $19.9 million for the three months ended March 31, 2000, from $1.4 million for the same period in 1999, as a result of the federal, state and local income taxes to which we are subject as a result of our reorganization from partnership to corporate form as well as our increased profitability.

YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

REVENUES

    Total revenues increased 59.0% to $201.0 million for 1999, from $126.4 million for 1998, principally due to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 58.9% to $151.0 million for 1999, from $95.0 million for 1998. This increase was primarily due to an increase in share volume for our specialist stocks traded on the NYSE. This increase, in turn, was primarily due to the Fowler, Rosenau acquisition on July 1, 1998 under which we became the specialist for 76 additional common stock listings, and to increased share volume as principal in our existing specialist stocks traded on the NYSE. Our share volume as principal increased 62.7% to 9.6 billion shares for 1999, from 5.9 billion shares for 1998.

    Commissions revenue increased 39.8% to $37.2 million for 1999 from $26.6 million for 1998. This increase was due to an increase in share volume in which we acted as agent. This increase, in turn, was primarily due to the increase in the number of our common stock listings as a result of the Fowler, Rosenau acquisition on July 1, 1998 and to increased share volume in our existing specialist stocks traded on the NYSE. The share volume executed by us as agent in our specialist stocks increased 41.4% to 4.1 billion shares for 1999, from 2.9 billion shares for 1998.

    Other revenue increased 166.7% to $12.8 million for 1999, from $4.8 million for 1998. This increase was primarily due to net gains in proprietary trading of non-specialist securities and realized gains from a limited partnership investment in a hedge fund.

EXPENSES

    Total expenses before managing directors' compensation and limited partners' interest in earnings of subsidiary and provision for income taxes increased 91.4% to $66.6 million for 1999, from $34.8 million for 1998.

    Employee compensation and related benefits increased 146.8% to $34.3 million for 1999, from $13.9 million for 1998. This increase was due to the Fowler, Rosenau acquisition on July 1, 1998, which resulted in our employment of 36 additional individuals, and to the inclusion of managing director salary, incentive-based bonus and related benefits in employee compensation from the date of our reorganization in August 1999. As a percentage of total revenues, employee compensation increased to 17.0% of total revenues for 1999, from 11.0% of total revenues for 1998.

    Lease of exchange memberships expense increased 27.3% to $8.4 million for 1999, from $6.6 million for 1998. This increase was due to the increase in the number of leased memberships from 44 to 48, primarily as a result of the hiring of additional specialists and to an increase in the average annual leasing cost of the memberships from approximately $180,000 to $192,000 per membership. As a percentage of total revenues, lease of exchange memberships expense decreased to 4.2% for 1999, from 5.2% for 1998.

    Interest expense increased 130.6% to $8.3 million for 1999, from $3.6 million for 1998. This increase was primarily due to the issuance of $116.4 million of indebtedness which began accruing interest from August 24, 1999.

    Amortization of intangibles increased 84.0% to $4.6 million for 1999, from $2.5 million for 1998. Amortization of intangibles increased as a result of the Fowler, Rosenau acquisition, as well as the $127.4 million of intangible assets recorded as a result of our acquisition of all of the limited partnership interests in LaBranche & Co. in connection with our reorganization transactions.

    Exchange, clearing and brokerage fees consist primarily of fees paid by us as a specialist to the NYSE and to clearing houses. Fees paid by us to the NYSE include primarily fees based on the volume of transactions executed as principal and as agent, as well as a flat annual fee. Exchange, clearing and brokerage fees expense increased 27.6% to $3.7 million for 1999, from $2.9 million for 1998. This increase was primarily attributable to an increase in share volume.

    Legal and professional fees increased 74.7% to $1.6 million for 1999, from $916,000 for 1998. This increase was primarily the result of increased legal and accounting fees due to our reorganization transactions.

    Occupancy expense increased 27.3% to $1.4 million for 1999, from $1.1 million for 1998. This increase was primarily the result of the leasing of additional office space.

    Communications expense increased 20.0% to $1.2 million for 1999, from $1.0 million for 1998. This increase was primarily the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

    Other expenses increased 30.4% to $3.0 million for 1999, from $2.3 million for 1998. The increase was primarily due to an increase in advertising and promotional expenses.

    Income before managing directors' compensation and limited partners' interest in earnings of subsidiary and provision for income taxes increased 46.8% to $134.5 million for 1999, from $91.6 million for 1998.

    Managing directors' compensation decreased 4.4% to $56.2 million for 1999, from $58.8 million for 1998 as a result of the inclusion of managing director salary, incentive-based bonus and related benefits in employee compensation from the date of our reorganization transactions.

    Limited partners' interest in earnings of subsidiary decreased 3.8% to $25.3 million for 1999, from $26.3 million for 1998 as a result of our reorganization, at which time we acquired all of the limited partnership interests in LaBranche & Co.

    Provision for income taxes increased 512.8% to $23.9 million for 1999, from $3.9 million for 1998 as a result of an increase in our profitability and the federal, state and local income taxes to which we are subject as a result of our reorganization from partnership to corporate form.

YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUES

    Total revenues increased 87.0% to $126.4 million for 1998 from $67.6 million for 1997, due primarily to the increase in revenue from net gain on principal transactions. Net gain on principal transactions increased 98.8% to $95.0 million for 1998, from $47.8 million for 1997. This increase was primarily due to an increase in share volume. This increase in share volume, in turn, was primarily due to increased share volume as principal in our existing specialist stocks traded on the NYSE, and was also due to the increase in the number of our common stock listing due to the Fowler, Rosenau acquisition. Our share volume as principal increased 136.0% to 5.9 billion shares for 1998, from 2.5 billion shares for 1997.

    Commissions revenue increased 75.0% to $26.6 million for 1998 from $15.2 million for 1997. This increase was due to an increase in share volume in which we acted as agent. This increase, in turn, was primarily due to increased share volume in our existing specialist stocks traded on the NYSE, and was also due to the increase in the number of our common stock listings due to the Fowler, Rosenau acquisition. The share volume executed by us as agent in our specialist stocks increased 70.6% to 2.9 billion shares for 1998, from
1.7 billion shares for 1997.

    Other revenue increased 4.3% to $4.8 million for the twelve months ended December 31, 1998, from $4.6 million for the same period in 1997. This increase was primarily due to net gains in proprietary trading of non-specialist securities.

    EXPENSES

    Total expenses before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 74.9% to $34.8 million for 1998, from $19.9 million for 1997.

    Employee compensation and related expenses increased 71.6% to $13.9 million for 1998, from $8.1 million for 1997. Our number of employees increased to 152 as of December 31, 1998, from 95 as of December 31, 1997, primarily due to the Fowler, Rosenau acquisition. As a percentage of total revenues, employee compensation decreased to 11.0% of total revenues for 1998, from 12.4% of total revenues for 1997.

    Lease of exchange membership expense increased 78.4% to $6.6 million for 1998, from $3.7 million for 1997. This increase was due to the increase in the number of leased memberships from 32 to 44, resulting from the Fowler, Rosenau acquisition, and due to an increase in the average annual leasing cost of the memberships from approximately $150,000 to $180,000 per membership. As a percentage of total revenues, lease of exchange memberships expense decreased to 5.2% for 1998, from 5.5% for 1997.

    Interest expense increased 125.0% to $3.6 million for 1998, from $1.6 million for 1997. This increase was primarily due to an increase in outstanding subordinated indebtedness to $48.1 million at December 31, 1998 from $31.4 million at December 31, 1997.

    Amortization of intangibles increased 239.2% to $2.5 million for 1998, from $737,000 for 1997. Amortization of intangibles increased due to the Fowler, Rosenau acquisition. In addition, amortization of intangibles arising from the Ernst and Stern acquisitions was incurred for the full year of 1998 and was only incurred during the second half of 1997.

    Exchange, clearing and brokerage fees expense increased 45.0% to $2.9 million for 1998, from $2.0 million for 1997. This increase was primarily attributable to an increase in share volume.

    Legal and professional fees increased 47.7% to $916,000 for 1998, from $620,000 for 1997. This increase was primarily the result of increased legal and accounting fees due to the Fowler, Rosenau acquisition and consulting services we obtained to comply with data processing testing required by the NYSE in anticipation of the acquisition.

    Occupancy expense increased 136.6% to $1.1 million for 1998, from $465,000 for 1997. This increase was primarily the result of the leasing of additional office space.

    Communications expense increased 36.0% to $964,000 for 1998, from $709,000 for 1997. This increase was the result of additional telephone, data retrieval and informational services utilized due to the growth of our business.

    Other expenses increased 43.8% to $2.3 million for 1998, from $1.6 million for 1997. This was the result of payments made to Fowler, Rosenau in 1998 under a profit sharing arrangement for trading in a specialist stock. This contractual arrangement was terminated when we acquired Fowler, Rosenau in July 1998.

    Income before managing directors' compensation, limited partners' interest in earnings of subsidiary and unincorporated business taxes increased 92.0% to $91.6 million for 1998, from $47.7 million for 1997.

    Managing directors' compensation increased 96.0% to $58.8 million for 1998, from $30.0 million for 1997 as a result of the increased profitability of the firm.

    Unincorporated business tax expense increased 105.3% to $3.9 million in 1998, from $1.9 million for 1997 as a result of the increased profitability of the firm.

LIQUIDITY


    Prior to our initial public offering of common stock and our 9 1/2% Senior Notes offering, we had financed our business primarily through members' capital and the issuance of subordinated indebtedness. As of March 31, 2000, we had $930.6 million in assets, of which $87.5 million consisted of cash and short-term investments primarily in commercial paper maturing within thirty days. As of December 31, 1999, we had $505.1 million in assets, $109.2 million of which consisted of cash and short-term investments, which primarily consist of commercial paper maturing within seven days. As of December 31, 1998, we had $272.2 million in assets, $25.8 million of which consisted of cash and short-term investments.



    In February 2000, we increased and extended our line-of-credit with a U.S. commercial bank to $200.0 million from $100.0 million. Amounts outstanding under the U.S. commercial bank credit facility are secured by our inventory of specialist stocks and bear interest at the U.S. commercial bank's loan rate. To date, we have not utilized this facility. The credit facility matures on February 2, 2001.



    As of each of March 31, 2000 and December 31, 1999, the subordinated debt of LaBranche & Co. totaled $46.5 million (excluding subordinated liabilities related to contributed exchange memberships). Of this amount, $35.0 million represented senior subordinated debt privately placed pursuant to several note purchase agreements. Of this $35.0 million, $20.0 million matures on September 15, 2002 and bears interest at an annual rate of 8.17%, payable on a quarterly basis, and $15.0 million matures on June 3, 2008 and bears interest at an annual rate of 7.69%, payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche & Co. Subordinated debt totaling
$11.5 million represents junior subordinated debt of LaBranche & Co. placed with former limited partners, their family members and our employees. This debt has maturities ranging from the second half of 2000 through the first half of 2001, and bears interest at an annual rate between 8.0% and 10.0%, payable on a quarterly basis. The agreements relating to the junior subordinated debt generally have automatic rollover provisions which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity.


    Concurrently with the initial public offering of our common stock and our 9 1/2% Senior Notes offering and as part of the reorganization of our firm from partnership to corporate form, we acquired all the limited partnership interests in LaBranche & Co. and the entire membership interest in LaB Investing Co. L.L.C. for shares of our common stock, cash in the aggregate amount of $149.2 million and subordinated debt.

    On August 24, 1999 we issued $100.0 million aggregate principal amount of Senior Notes. The Senior Notes bear interest at a rate of 9 1/2% annually and mature in August 2004. The indenture covering the Senior Notes includes certain covenants that, among other things, limit our ability to borrow money; pay dividends on our stock or purchase our stock; make investments; engage in transactions with stockholders and affiliates; create liens on our assets; and sell assets or engage in mergers and consolidations.

    At approximately the same time as our 9 1/2% Senior Note offering and the initial public offering of our common stock, we issued a $16.0 million senior note as partial payment for the acquisition of a certain limited partnership interest in LaBranche & Co. The note is payable in three installments of $6.0 million on the first anniversary of issuance, $5.0 million on the second anniversary of issuance and $5.0 million on the third anniversary of issuance, and bears interest at the annual rate of 9 1/2%. LaBranche & Co. also entered into a $350,000 cash subordinated loan agreement, bearing interest at an annual rate of 8.0%, in connection with the acquisition of a certain limited partner interest. In addition, on September 30, 1999, we repaid $1.1 million in indebtedness owed in connection with our retirement plans, which amount had been reflected in our historical consolidated statement of financial condition.

    On March 2, 2000, we issued $250.0 million aggregate principal amount of Senior Subordinated Notes. These notes, which are the same notes which we refer to throughout the prospectus as the "initial notes," bear interest at a rate of 12% annually and mature in March 2007. The indenture covering these notes includes certain covenants that, among other things, limit our ability to borrow money, pay dividends on our stock or purchase our stock; make investments, engage in transactions with stockholders and affiliates; create liens on our assets; and sell assets or engage in mergers and consolidations.



    The Senior Subordinated Notes also require us, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Notes a principal amount equal to the Excess Cash Flow at a price equal to 103% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered his pro rata share based upon his ownership percentage of the outstanding Notes. Excess Cash Flow is defined for this purpose as 40% of the amount by which our consolidated EBITDA exceeds the sum of our interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash amounts related to acquisitions of NYSE specialists or any cash payments related to our payment at maturity of the principal amount of our existing or certain other indebtedness.


    In connection with the Webco acquisition, we issued $3.0 million in aggregate principal amount of unsecured senior promissory notes to former stockholders of Webco. The senior promissory notes bear interest at an annual rate of 10%. Of the aggregate principal amount, $500,000 has already been repaid. The remaining $2.5 million will be due September 9, 2001 and will be subject to set-off for any amounts for which the former stockholders of Webco may be obligated to indemnify us for any breaches of their or Webco's representations, warranties and covenants under the acquisition agreement.


    Additionally, approximately $100,000, as an adjustment to the purchase price based upon the working capital of Webco at the closing of the transaction, was paid to former Webco stockholders on April 27, 2000.


    As a broker-dealer, LaBranche & Co. is subject to regulatory requirements intended to ensure the general financial soundness and liquidity of broker-dealers and requiring the maintenance of minimum levels of net capital, as defined in SEC Rule 15c3-1. LaBranche & Co. is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined. NYSE Rule 326(c) also prohibits a broker-dealer from repaying subordinated borrowings, paying cash dividends, making loans to any parent, affiliates or employees, or otherwise entering into transactions which would result in a reduction of its total net capital to less than 150% of its required minimum capital. Moreover, broker-dealers are required to notify the SEC prior to repaying subordinated borrowings, paying dividends and making loans to any parent, affiliates or employees, or otherwise entering into transactions which, if executed, would result in a reduction of 30% or more of their excess net capital (net capital less minimum requirement). The SEC has the ability to prohibit or restrict such transactions if the result is detrimental to the financial integrity of the broker-dealer.


    At March 31, 2000, LaBranche & Co. had net capital of $275.7 million, which was $273.0 million in excess of its required net capital of $2.7 million. At December 31, 1999, LaBranche & Co. had net capital of $161.4 million, which was $159.9 million in excess of its required net capital of $1.4 million.



    The NYSE generally requires members registered as specialists to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement. During November 1999, subject to SEC approval, the NYSE approved changes to Rule 104, its minimum net liquid asset requirements. These changes require specialist units that currently exceed five percent in any of the NYSE's four concentration measures to maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the

Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stock included in the previous classifications, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock, not included in any of the above classifications. In addition, the NYSE has proposed to require any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets, to maintain net liquid assets equivalent to the greater of either: (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. Subsequent to the completion of our acquisitions of Henderson and Webco, the net liquid asset requirement for the combined entity is $284.3 million, which represents the previous combined net liquid assets of the three firms as separate entities. "Net liquid assets" for a specialist who also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. As of March 31, 2000, our actual net liquid assets were approximately $293.1 million. As of December 31, 1999, our NYSE minimum required dollar amount of net liquid assets was $93.6 million compared to actual net liquid assets of approximately
$175.9 million.


    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.


    During the quarter ended March 31, 2000, we contributed additional capital to LaBranche & Co. in a net aggregate amount of approximately $306.0 million. Of this amount, $267.5 million represented net assets of Henderson Brothers and Webco which we contributed to LaBranche & Co. immediately upon our acquisitions of those firms. During the fourth quarter of 1999, we contributed additional capital to LaBranche & Co. in a net aggregate amount of approximately
$30.1 million.


    We currently anticipate that our available cash resources and credit facilities will be sufficient to meet our anticipated working capital, regulatory capital and capital expenditure requirements through the end of 2000.


    Following our acquisition of Henderson Brothers, the clearing operations of Henderson Brothers are operated as a separate subsidiary. As a clearing broker, pursuant to SEC Rule 15c3-1, Henderson Brothers is required to maintain minimum net capital of $250,000. As of March 31, 2000, Henderson Brothers had net capital of $4.0 million, which was $3.8 million in excess of its required minimum net capital.


MARKET RISK


    A majority of our specialist related revenues are derived from trading by us as principal. We also operate a proprietary trading desk separately from our NYSE specialist operations, which generated 1.7% of our total revenues in the three months ended March 31, 2000 and 3.6% of our total revenues in the same period in 1999 and which generated 3.3% of our total revenues for the year ended December 31, 1999. We may incur trading losses as a result of these trading activities. These activities involve primarily the purchase, sale or short sale of securities for our own account. These activities are subject to a number of risks, including risks of price fluctuations and rapid changes in the liquidity of markets. In any period, we may incur trading losses in our specialist stocks for a variety of reasons, including price declines of our specialist stocks, lack of trading volume in our specialist stocks and the performance of our specialist obligations. From time to time, we have large position concentrations in securities of a single issuer or issuers engaged in a specific industry. In general, because our inventory of securities is marked to market on a daily basis, any downward price movement in these securities will result in a reduction of our revenues and operating profits.

    We have developed a risk management process which is intended to balance our ability to profit from our specialist activities with our exposure to potential losses. In addition, we have trading limits relating to our proprietary trading desk. For a full description of our risk management procedures and the limits placed on our proprietary trading desk, please see "Business--Risk Management" and "--Our Proprietary Trading."

    Although we have adopted risk management policies, we cannot be sure that these policies have been formulated properly to identify or limit our risks. Even if these policies are formulated properly, we cannot be sure that we will successfully implement these policies. As a result, we may not be able to manage our risks successfully or avoid trading losses.

                                    BUSINESS

    THE FOLLOWING DESCRIPTION OF OUR BUSINESS CONTAINS FORWARD-LOOKING STATEMENTS WHICH INVOLVE RISKS AND UNCERTAINTIES. OUR RESULTS COULD DIFFER MATERIALLY FOR THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF SOME FACTORS. SEE "RISK FACTORS."

OVERVIEW

    Founded in 1924, our specialist LaBranche & Co. is one of the oldest and largest specialist firms on the New York Stock Exchange, or the NYSE ("NYSE"). As a NYSE specialist, our role is to maintain, as far as practicable, a fair and orderly market in our specialist stocks. In doing so, we provide a service to our listed companies, and to the brokers, traders and their respective customers who trade in our specialist stocks. We believe that, as a result of our commitment to providing high quality specialist services, we have developed a strong reputation among our constituencies, including investors, members of the Wall Street community and our listed companies.

    Our business has grown considerably during the past five years. Our revenues increased from approximately $37.1 million in 1995 to $201.0 million in 1999, representing a compound annual growth rate of 52.6%. We have accomplished our growth both internally and through selective acquisitions. For example, since the NYSE implemented its new specialist allocation process in March 1997, as described in "Industry Background-The Specialist", we were selected by 53 new listed companies, resulting from 83 listing interviews. In addition we have acquired five specialist operations from 1997 through March, 2000, adding 278 new common stock listings to our firm. During the past five years, we have also increased the scope of our business, as illustrated by the following data obtained from the NYSE:

    - the annual dollar volume on the NYSE of stocks for which we acted as specialist increased to $1.2 trillion in 1999, as compared to $133.3 billion in 1995. Based on these dollar volumes, we were the second largest specialist firm in 1999 as compared to the eighth largest in 1995;

    - the annual share volume on the NYSE of stocks for which we act as specialist increased to 25.7 billion in 1999, as compared to 4.0 billion in 1995. Based on these share volumes, we were the second largest specialist firm in 1999 as compared to the sixth largest in 1995; and

    - the total number of our common stock listings increased to 271 as of December 31, 1999, as compared to 125 as of December 31, 1995. Based on the number of our common stock listings, we were the third largest specialist firm as of December 31, 1999 as compared to the fifth largest as of December 31, 1995. In addition, we acted as specialist for 89 other listed securities.

    On March 2, 2000 we completed our acquisition of Henderson Brothers, a specialist on the NYSE. Established in 1861, Henderson Brothers first registered as a NYSE specialist in 1948 and was the eighth largest specialist firm on the NYSE in terms of common stock listings at year end 1999. Henderson Brothers acted as specialist in 113 common stock listings, including 26 companies in the S&P 500 and two companies included in the Dow Jones Industrial Average. These listings include American Express Company, Ford Motor Company, J.P. Morgan & Co., Lehman Brothers Holdings, Inc., Morgan Stanley Dean Witter & Co. and Schering-Plough Corporation. Henderson Brothers had $82.1 million of revenues and $29.1 million of EBITDA for the year ended 1999.

    On March 9, 2000 we acquired Webco, another specialist firm on the NYSE, through a merger. Established in 1981, Webco acted as specialist in 34 common stock listings, including First Union Corporation, Manor Care, Inc. and Nokia Corporation. Webco had $13.7 million of revenues and $4.2 million of EBITDA for the year ended October 31, 1999.

    As of May 31, 2000, our listed companies included:



    - 71 of the S&P 500 companies; and


    - seven of the 30 companies comprising the Dow Jones Industrial Average. Our seven Dow stocks are American Express, AT&T, ExxonMobil, JP Morgan, Merck, Minnesota Mining & Manufacturing and SBC Communications.

INDUSTRY BACKGROUND

THE NYSE

    The NYSE is currently the largest securities market in the world. The market capitalization of all U.S. shares listed on the NYSE increased from approximately $6.0 trillion at December 31, 1995 to approximately $10.1 trillion at December 31, 1999, representing a compound annual growth rate of 13.9%. The number of companies listed on the NYSE increased from 2,675 at the end of 1995 to 3,025 at the end of 1999.

    The NYSE's average daily trading volume increased from 91.2 million shares in 1984 to 809.2 million shares in 1999, as illustrated by the following graph:

              NYSE AVERAGE DAILY TRADING VOLUME FROM 1984 TO 1999

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

(Share volume in millions)

1984  92.2
1985  109.2
1986    141
1987  188.9
1988  161.5
1989  165.5
1990  156.8
1991  178.9
1992  202.3
1993  264.5
1994  291.4
1995  346.1
1996    412
1997  526.9
1998  673.6
1999  809.2

CAGR=15.7%

    Trading on the NYSE takes place through open bids to buy and open offers to sell made by NYSE members, acting as principal or as agent for institutions or individual investors. Buy and sell orders meet directly on the trading floor through an auction process, and prices are determined by the interplay of supply and demand in that auction. In order to buy and sell securities on the NYSE, a person must first be accepted for membership in the NYSE. The number of memberships, or seats, is presently limited to 1,366, and the price of a membership depends on supply and demand. Based on recent transfers of memberships, the market price of a membership on the NYSE is approximately
$2.0 million. To become a member, each prospective applicant must also pass an examination covering NYSE rules and regulations.

    NYSE members are generally categorized based upon the activities in which they engage on the trading floor, such as specialists or brokers. The largest single membership group is floor brokers, which consists of both commission brokers and independent brokers. Commission brokers are employed by broker-dealer firms that are members of the NYSE and earn salaries and commission. Independent floor brokers are brokers who independently handle orders for other broker-dealers and financial institutions.

THE SPECIALIST

    All trading of securities on the NYSE is conducted through an auction process. The auction process for each security is managed by the specialist for that security. The specialist is a broker-dealer who applies for and, if accepted, is assigned the role to maintain a fair and orderly market in its specialist stocks. The number of specialist units on the NYSE, many of which are organized as private partnerships, has decreased from 36 at December 31, 1995 to 25 at December 31, 1999. Of these, the three largest specialist units as ranked by their number of specialist stocks were responsible for approximately 47.4% of the average daily trading volume in 1999, as measured by dollar volume.

    A specialist firm is granted the franchise by the NYSE in a particular stock to conduct the auction in that security. Specialist firms conduct their auctions at specific trading posts located on the floor of the NYSE. Because the specialist firm runs the auction in its specialist stocks, it knows of all bids and offers in those stocks and gathers orders to price its stocks appropriately.

    Specialist firms compete for the original listing of stocks through an allocation process organized by the NYSE. As part of this allocation process, companies seeking a listing may select a specialist firm in one of two ways. Under the first method, the NYSE's allocation committee selects the specialist firm based on specific criteria. Under the second method, available since
March 1997, the listing company requests that the allocation committee select three to five potential specialist firms suitable for the stock, based on criteria specified by the listing company. The listing company then has the opportunity to meet with each specialist firm identified by the allocation committee. Within one week after meeting the competing specialist firms, the listing company must select a specialist firm. Currently, substantially all of the companies seeking a listing on the NYSE are opting to make the final choice of their own specialist firm under the second allocation method.

    When assigned a particular stock, the specialist firm agrees to specific obligations. The specialist firm's role is to maintain, as far as practicable, trading in the stock that will be fair and orderly. This implies that the trading will have reasonable depth and price continuity, so that, under normal circumstances, a customer may buy or sell stock in a manner consistent with market conditions. A specialist firm helps market participants achieve price improvement in their trades because the best bids and offers are discovered through the auction process. In performing its obligations, the specialist firm is exposed to all transactions that occur in each of its specialist stocks on the NYSE floor. In any given transaction, the specialist firm may act as:

    - an auctioneer by setting opening prices for its specialist stocks and by matching the highest bids with the lowest offers, permitting buyers and sellers to trade directly;

    - a facilitator bringing together buyers and sellers who do not know of each other in order to execute a trade which would not otherwise occur;

    - an agent for broker-dealers who wish to execute transactions as instructed by their customers. Typically, these orders are limit orders entrusted to the specialist at prices above or below the current market price; or

    - a principal using its own capital to buy or sell stocks for its own account.

    The specialist firm's decision to buy or sell shares of its specialist stocks as principal for its own account may be based on obligation or inclination. For example, the specialist firm may be obligated to buy or sell its specialist stock to counter short-term imbalances in the prevailing market, thus helping to maintain a fair and orderly market in that stock. At other times, the specialist firm may be inclined to buy or sell the stock as principal based on attractive opportunities. The specialist firm may trade at its election so long as the trade will contribute to a fair and orderly market. In actively-traded stocks, the specialist firm continually buys and sells its specialist stocks at varying prices throughout each trading day. The specialist firm's goal and expectation is to profit from differences between the prices at which it buys and sells these stocks. In fulfilling its specialist obligations, however, the specialist firm may, at times, be obligated to trade against the market, adversely impacting the profitability of the trade. In addition, the specialist firm's trading practices are subject to a number of restrictions, as described in "Operations--NYSE Rules Governing Our Specialist Activities."


RECENT TRENDS IN NYSE TRADING AND THE SPECIALIST'S ROLE

    - Specialist firms generate revenues by executing trades, either as agent or principal, in their specialist stocks. Accordingly, the specialist firms' revenues are primarily driven by the volume of trading on the NYSE. This volume has increased significantly in recent years. The increase in trading volume has resulted from a number of factors, including:

    - an increase in the number of households investing in stocks;

    - an increase in the amount of assets managed through retirement plans, mutual funds, annuity and insurance products, index funds and other institutional investment vehicles;

    - the increased popularity and use of computerized trading, hedging and other derivative strategies;

    - an increase in NYSE-listed stocks due to:

    - IPOs and spin-offs;

    - transfers from Nasdaq and the American Stock Exchange; and

    - an increase in listings of foreign companies;

    - higher equity portfolio turnover by individuals and institutional investors as a result of lower commission rates and other transaction costs;

    - an increase in on-line trading;

    - trading in smaller price increments;

    - an increase in the market capitalization of growth stocks; and

    - an increase in the amount of shares traded due to stock splits and stock dividends.

    These factors have, in turn, been influenced by a strong U.S. economy, low interest rates and low levels of inflation.


    The NYSE has announced that it will implement a pilot program for trading in decimals in the latter half of 2000 and has increased the window for providing commission-free execution of a trade to five minutes from the current two minutes. The NYSE is also considering the following additional changes:


    - longer trading days; and

    - trading of foreign stocks in ordinary form side by side with their American depository receipts.

    These additional changes are being considered for implementation within the next 18 months. We believe that trading in decimals and, if instituted, these additional changes will likely contribute to additional growth in NYSE trading volume.

    The majority of trades in NYSE-listed stocks take place through NYSE specialist firms. In 1999, specialist firms handled approximately 82.5% of trades in NYSE-listed stocks. Trades in NYSE-listed stocks are also generally effected as follows:

    - some stocks are listed on multiple exchanges, such as regional exchanges, and trades take place on those exchanges;

    - NYSE members may trade NYSE-listed stocks off the NYSE in the over-the-counter market; and

    - non-NYSE members may trade NYSE-listed stocks off the NYSE in over-the-counter markets.

    Technological advances have contributed to the increased trading through alternative trading systems, ATSs, such as electronic communications networks, ECNs, and crossing systems. While the first ECN was created in 1969, most of the others currently in operation were started in the past few years. These systems electronically facilitate the matching of buy and sell orders that are entered by their network members. If a match does not occur, some ATSs will forward unfilled orders to other ATSs or to exchanges such as the NYSE. Some of these networks also allow limited negotiation between members to facilitate a match. These ATSs generally limit trades over their systems to their members, who are typically large financial institutions, well-capitalized traders or brokerage firms. Additionally, some ATSs are being developed to facilitate trading by retail investors. In April 1999, the SEC ruled that these networks are allowed, and in specified cases are required, to register and become subject to regulation as stock exchanges.

    The percentage of annual trading of NYSE listed stocks on the NYSE has ranged from 82.1% to 84.1% for the past five years. It is unclear, however, how the alternative trading methods and new technologies just described or that may be developed will affect the percentage of trading in listed stocks conducted on the NYSE. The NYSE has indicated that it is studying the possibility of embracing electronic communications network technology to expand trading. ATSs may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors. As a result, these parties may be well positioned to direct trading to these networks. These alternative trading methods may account for a growing percentage of the trading volume of NYSE-listed stocks.

    The accelerating growth of trading volume and the increase in stock prices on the NYSE in the 1990s has increased the demands upon specialists. In order to fulfill their obligations, specialists are required to execute a greater number of trades in a shorter period of time with greater price volatility. In addition, specialists are called upon to take larger positions in their specialist stocks. These factors have led to a consolidation of specialist units in the past five years. We believe that the specialist market is becoming increasingly dominated by a number of large, better-capitalized specialist firms which are able to provide an enhanced level of service.

LABRANCHE'S COMPETITIVE POSITION

    We are committed to providing the highest quality service to our various constituencies. We believe our success is based on the following factors:

    - LEADING POSITION IN THE SPECIALIST MARKET. We have a long-standing reputation as one of the leading specialist firms on the NYSE. We have successfully grown our business and improved our services through widely varying market conditions. As of December 31, 1999 trading in the stocks for which we acted as specialist during 1999 accounted for 14.5% of the dollar volume on the NYSE and 13.5% of the share volume. Based on these percentages, we were the second largest specialist firm on the NYSE. We are continuing to develop our relationships with ATSs and to embrace new technologies in trading platforms.

    - DIVERSE AND HIGH QUALITY SPECIALIST STOCKS. Our listed companies operate in a variety of industries including financial services, media, oil and gas, retail, technology and telecommunications. Many of our listed companies are leaders in their respective fields. We believe that acting as specialist in the stocks of industry leaders will benefit us as these leading companies continue to expand their businesses through internal growth and acquisitions.

    - STRONG MARKET-MAKING SKILLS. We utilize our strong market-making skills to actively trade as principal in our specialist stocks. We believe that we significantly improve liquidity in our specialist stocks, particularly during periods of market volatility. In 1999, approximately 32.0% of our trades were as principal as compared to an average of approximately 26.4% for all NYSE specialists.

    - INNOVATIVE CUSTOMER-ORIENTED SERVICES. We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We provide our listed companies with detailed reports on the trading activity of their stocks. We also maintain frequent contact with a majority of our listed companies to discuss the trading in their stock. In addition, we were the first specialist firm to:

     - host an annual listed company conference;

     - publish a company newsletter; and

     - commission customer satisfaction surveys from our listed companies.

    - COMPLETED ACQUISITIONS. Since 1997, we have acquired the following five specialist operations, solidifying our position as one of the leading NYSE specialist firms:

     - a portion of the specialist operations of Stern Bros., LLC (July 1997);

     - Ernst, Homans, Ware & Keelips (August 1997);

     - Fowler, Rosenau & Geary, LLC (July 1998);

     - Henderson Brothers, Inc. (March 2000); and

     - Webco Securities, Inc. (March 2000).

    Through 1999, we effectively employed our capital resources and skilled personnel to maximize the synergies created through consolidation. We believe this experience will assist us in integrating the businesses of our recent acquisitions, Henderson Brothers and Webco.

    Our objective is to continue the growth in our revenues and profits by pursuing the following strategies:

    - AGGRESSIVELY PURSUE NEW LISTINGS. We have been and will continue to be aggressive in positioning ourselves in the NYSE allocation process. Between March 1997, when the NYSE adopted the new allocation procedure, and December 31, 1999, we participated in 80 selection pools for listed companies and were chosen by management of the listed companies in 50 of them. We were recently selected as specialist by Qwest Communications International when it transferred its listing from Nasdaq to the NYSE. This transfer constituted one of the largest transfers to the NYSE as measured by market capitalization. We were also selected as specialist by Agilent Technologies, Inc., which was spun-off from Hewlett-Packard into a separate, fully independent company. In addition, Viacom chose us as specialist in 1999 when it transferred its listing to the NYSE, the largest transfer to the NYSE measured by market capitalization.

    - CAPITALIZE ON PENDING AND FUTURE ACQUISITIONS. We used the proceeds of the offering and issuance of the initial notes to fully fund the acquisition of Henderson Brothers, to partially fund the acquisition of Webco and to pay fees and expenses related to both acquisitions. In connection with the acquisitions of Henderson Brothers and Webco, we added 147 additional common stock listings, 28 of which are included in the S&P 500 and two of which are included in the Dow Jones Industrial Average. As a result of these acquisitions, we are the largest specialist on the NYSE based on annual dollar and share volume traded. As of May 31, 2000, we were the specialist for 404 listed companies, including 71 of the S&P 500 and seven of the companies included in the Dow Jones Industrial Average. We currently are focusing management attention and resources to integrating the businesses of Henderson Brothers and Webco. We also intend to continue to take advantage of the consolidation trend in the specialist industry by selectively pursuing acquisitions of other specialist operations.


RECENT ACQUISITIONS

HENDERSON BROTHERS

    On March 2, 2000, we acquired Henderson Brothers, which owns Henderson Brothers, Inc., a specialist firm on the NYSE, and Henderson Brothers Futures Corporation, an inactive subsidiary. Under the terms of the agreement, we acquired all the outstanding capital stock of Henderson Brothers for approximately $228.4 million in cash. The proceeds of our initial note offering were used to fully fund the acquisition of Henderson Brothers, to partially fund the acquisition of Webco and to pay fees and expenses related to both acquisitions. As part of the Henderson Brothers acquisition, we entered into employment agreements with 14 specialists and an additional employee formerly employed by Henderson Brothers. We also entered into consulting agreements with two former Henderson Brothers stockholders pursuant to which we are paying an aggregate of $5.0 million over five years.

    In connection with the Henderson Brothers acquisition, we:

    - acquired an additional 19 NYSE memberships, all of which are owned by the individual specialists but are financed by LaBranche & Co.;

    - hired an additional 84 employees, 19 of which are specialists, 41 of which are specialist trading assistants and 24 of which are other administrative, financial and operational personnel; and

    - acquired an additional 8,650 feet of office space, which had a $216,726 annual lease payment in 1999.

    In addition, as part of the acquisition, we also acquired and are continuing the clearing operations of Henderson Brothers. As a clearing broker, we are responsible for the clearance and settlement of transactions effected by us or the introducing broker. We only clear and settle transactions executed by the introducing brokers; we do not execute these transactions.

WEBCO

    On March 9, 2000, we acquired, through a merger, Webco, another specialist firm on the NYSE, for approximately 2.8 million shares of our common stock, $10.9 million in cash and senior promissory notes in the aggregate principal amount of $3.0 million, each bearing an interest rate of 10.0% per annum. As part of the acquisition, we entered into employment agreements with three specialists employed by Webco.

    In connection with the Webco acquisition, we:

    - acquired an additional 3 NYSE memberships;

    - hired an additional 13 employees, 5 of which are specialists and 8 of which are specialist trading assistants; and

    - acquired an additional 2,057 feet of office space, which had a $51,425 annual lease payment in 1999.


    Following the completion of the acquisitions of Henderson Brothers and Webco, we are the largest specialist firm on the NYSE in terms of the annual dollar and share volume traded. As of May 31, 2000, we were the specialist for 404 common stock listings, including 71 of the S&P 500 and seven companies included in the Dow Jones Industrial Average.


    Simultaneously with the acquisitions of Henderson Brothers and Webco, we transferred the specialist operations of each of Henderson Brothers and Webco to our subsidiary LaBranche & Co. The clearing operations of Henderson Brothers are operated by us as a separate subsidiary.

OPERATIONS

NYSE RULES GOVERNING OUR SPECIALIST ACTIVITIES

    Under the NYSE rules, a specialist has a duty to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In order to fulfill its obligations, the specialist must at times trade for its own account, even when it may adversely affect the specialist's profitability. In addition, under some circumstances, the specialist is prohibited from making trades as principal in its specialist stocks. The specialist's obligations are briefly described below.

    REQUIREMENT TO TRADE AS PRINCIPAL. A specialist must buy and sell securities as principal when necessary to minimize an actual or reasonably anticipated short-term imbalance between supply and demand in the auction market. The specialist must effect these transactions when their absence could result in an unreasonable lack of continuity and/or depth in their specialist stocks. The specialist is not expected to act as a barrier in a rising market or a support in a falling market, but must use its own judgment to try to keep such price increases and declines equitable and consistent with market conditions.

    A specialist must make firm and continuous two-sided quotations that are timely and that accurately reflect market conditions. In making these quotations, the specialist's transactions are calculated to contribute to the maintenance of price continuity with reasonable depth. Following is an illustration of how a specialist acts as principal to maintain price continuity:

    The most recent sale in a listed stock was $50, the best public bid (to buy) on the specialist's book is $49 3/4, and the best public offer (to sell) on the book is $50 1/4. A broker who wants to buy 100 shares at the market in this instance without a specialist would purchase at $50 1/4, the offer price. Similarly, a broker seeking to sell 100 shares without a specialist would receive $49 3/4, the bid price. The specialist, who is expected to provide reasonable price continuity, in this case might narrow the quote spread by offering or bidding for stock for its own account. In this instance, the broker who wants to buy 100 shares might buy at $50 1/16 from the specialist, as opposed to buying the same amount of shares from the best offer of $50 1/4, thereby offering price improvement to the customer. In the next trade, a broker willing to sell 100 shares might sell to the specialist at $50, as opposed to selling to the best available bid of $49 3/4, again achieving price improvement for the customer.

    TRADING RESTRICTIONS. In trading for its own account, the specialist must avoid initiating a market-destabilizing transaction. All purchases and sales must be reasonably necessary to permit the specialist to maintain, as far as practicable, a fair and orderly market in its specialist stocks. In addition, the specialist must comply with the following trading requirements:

    - A specialist must first satisfy a customer's market buy order (an order to buy at the prevailing market price) before buying any stock for its own account. Similarly, a specialist must first satisfy a customer's market sell order (an order to sell at the prevailing market price) before selling any stock for its own account.

    - A specialist must first satisfy a customer's limit order held by it before buying or selling at the same price for its own account. A limit order is an order either to buy only at or below a specified price, or to sell only at or above a specified price. A specialist may not have priority over any customer's limit order. A specialist, however, may buy or sell at the same price as a customer limit order as long as that limit order is executed first.

    - If a public buyer wants to buy at a particular price and a seller wants to sell at the same price, the buyer and seller trade directly with each other, and the specialist should not interfere in the transaction.

    - The specialist does not charge commissions for trades in which it acts as a principal.

    - Except in some circumstances in less active markets, the specialist may not, without permission from an NYSE official, initiate destabilizing trades for its own account which cause the stock price to rise or fall.

    - Any transactions by the specialist for its own account must be effected in a reasonable and orderly manner in relation to the condition of the general market, the market in the particular stock and the adequacy of the specialist's position to the immediate and reasonably anticipated needs of the market.

    In addition, the specialist cannot be in a control relationship with any of its listed companies. This means a specialist may not acquire more than 5% of any common or preferred issue of its specialist stocks and may not own 10% or more of any common or preferred stock. A specialist may not hold any position as an officer or director or receive payments or loans or engage in business transactions with any of its listed companies.

RISK MANAGEMENT

    Because our specialist activities expose our capital to significant risks, managing these risks is a constant priority for us. Our central role in the auction process helps us to reduce risks by enabling us to incorporate up-to-date market information in the management of our inventory, subject to our specialist obligations. In addition, we have developed a risk management process which is designed to balance our ability to profit from our specialist activities with our exposure to potential losses. Our risk management process includes as participants our executive operating committee, our floor management committee, our floor team captains and our specialists. These parties' roles are described as follows:

    EXECUTIVE OPERATING COMMITTEE. Our executive operating committee is composed of Michael LaBranche, Vincent J. Flaherty, Alfred O. Hayward, Jr., Michael J. Naughton, James G. Gallagher, Harvey S. Traison and John O. Pickett. This committee is responsible for approving all risk management policies and trading guidelines for particular specialist stocks, after receiving input and proposals by the floor management committee. In addition, our executive operating committee reviews all unusual situations reported to it by our floor management committee.

    FLOOR MANAGEMENT COMMITTEE. Our floor management committee is composed of Messrs. Flaherty, Hayward, Naughton, Gallagher and Pickett. This committee is responsible for formulating and overseeing our overall risk management policies and risk guidelines for each of our specialist stocks. In arriving at these policies and guidelines, our floor management committee considers the advice and input of our floor team captains. Our floor management committee meets with all floor team captains no less than once a month to review and, if necessary, revise the risk management policies for our company as a whole and/or for particular specialist stocks. In addition, a member of our floor management committee is always available on the trading floor to review and assist with any unusual situations reported by a captain. Our floor management committee reports to our executive operating committee about each of these situations.

    FLOOR TEAM CAPTAINS. We have ten floor team captains who monitor the activities of our specialists throughout the trading day from various positions at our trading posts. The captains observe trades and constantly review trading positions in real-time through our information systems. In addition, the captains are readily available to assist our specialists in determining when to deviate from our policies and guidelines to react to any unusual situations or market conditions. The captains must report these unusual situations to management, including any deviations from our policies and guidelines. Captains meet with each specialist at least once a week to evaluate the specialist's adherence to our risk management policies and guidelines. Captains also meet among themselves at least twice weekly to review risk policies and guidelines and, if appropriate, make new recommendations to the floor management committee.

    SPECIALISTS. Our specialists conduct auctions based upon the conditions of the marketplace. In doing so, specialists should observe our risk management policies and guidelines as much as practicable. Specialists must immediately notify a captain of any unusual situations or market conditions requiring a deviation from our policies and guidelines.

    We rely heavily on our information systems in conducting our risk management. Management members and captains must constantly monitor our positions and transactions in order to mitigate our risks and identify troublesome trends as they occur. We have invested substantial capital in real-time, on-line systems which give management instant access to specific trading information at any time during the trading day, including:

    - our aggregate long and short positions;

    - the various positions of any one of our trading professionals;

    - our overall position in a particular stock;

    - capital and profit-and-loss information on an aggregate, per specialist or per issue basis; and

    - average position size.

    CIRCUIT BREAKER RULES. The NYSE has instituted certain circuit breaker rules intended to halt trading in all NYSE-listed stocks in the event of a severe market decline. The circuit breaker rules impose temporary halts in trading when the Dow Jones Industrial Average drops a certain number of points. Circuit breaker levels are set quarterly at 10, 20 and 30 percent of the Dow Jones Industrial Average closing values of the previous month, rounded to the nearest 50 points.

LISTED COMPANY SERVICES

    We are committed to providing our listed companies with a high level of service, in addition to our specialist functions on the trading floor. We have a Corporate Relations Department, consisting of seven full-time employees and one independent consultant devoted to serving our listed companies. The most important function of the Corporate Relations Department is to provide current information to the listed companies. Upon request, our Corporate Relations Department provides our listed companies with the following reports:

    - daily reports on the trading results of their stock;

    - real-time data regarding intra-day trading activity in their stock; and

    - weekly, monthly and yearly reports which analyze short and long term trading trends in their stock.

    In addition to providing trading information, we help to educate our listed companies on general market trends. We organize annual educational conferences that review trends in the securities industry and NYSE trading. We also publish for and distribute to our listed companies a periodic newsletter that reviews market trends. Finally, we survey our specialist companies annually on the quality of our services, and use the information obtained in these surveys to continually improve our services.

NYSE MEMBERSHIPS


    NYSE memberships are granted only to individuals, and each individual specialist must own or lease a NYSE membership. As of December 31, 1999, we had 48 specialists. As of May 31, 2000, we had 73 specialists, each of whom owned or leased a membership under the following arrangements:


    - 10 memberships were owned directly by 10 of our specialists;

    - 26 were owned by specialists and 1 was owned by our subsidiary Henderson Brothers in order to operate as a clearing organization, all of which are financed by LaBranche & Co.; and


    - 37 were leased by 37 of our specialists from other individual members and we pay and guarantee the lease payments.


OUR INFORMATION AND COMMUNICATIONS SYSTEMS AND THE NYSE'S SUPER-DOT SYSTEM

    As a self-clearing broker-dealer, we have made significant investments in our trade processing systems. Our use of and dependence on technology have allowed us to maintain our significant growth over the past several years. In addition to using consultants who primarily service the specialist industry, we have an in-house information technology staff. We currently clear an average of approximately 60,000 principal trades per day. We have continued the clearing operations of Henderson Brothers, which included limited clearing of trades for third parties. Our information systems send and receive data from the NYSE through a dedicated data feed.

    Our systems enable us to monitor, on a real-time basis, our profits and losses along with our trading positions. The NYSE supplies us with specialist position reporting system terminals both on the trading floor and in our offices. These terminals allow us to monitor our trading profits and losses as well as our positions. We have also developed software that allows us to monitor these items in the event that the NYSE-provided systems fail.

    We have a back-up disaster recovery center in Hoboken, NJ. The back-up system operates as a mirror image of our primary computer system in New York City as we have a direct connection between the two sites which we utilize to back-up all data on an hourly basis. On a regular basis, we test both systems to assure that they are fully operational.

    In executing trades on the NYSE, we receive electronic orders from the Super-DOT system, an order routing system operated by the NYSE. The Super-DOT System is designed to handle individual orders of up to 100,000 shares and is essentially an electronic broker. Orders that originate through the Super-DOT system are routed directly to us through our computer system at the NYSE. When we receive an order from the Super-DOT system, we conduct the same auction process and we are subject to the same obligations as with any other order.

    Our information technology staff has developed software which enables our corporate relations staff and our specialists to share information with each other regarding upcoming company and industry conferences. In addition, we monitor each of our specialist stocks intra-day to see if there are any significant price and/or volume variances of which we should alert the listed company. This has proven to be a valuable customer service tool.

OUR PROPRIETARY TRADING

    In 1995, we initiated a proprietary trading program, seeking to leverage our trading and market experience. Our strategy is short-term oriented, and most of our positions are intra-day and not held overnight. Four of our traders focus primarily on stocks listed on the NYSE. A fifth trader focuses entirely on listed futures and options on both United States Treasury obligations and Eurodollars. In 1999, we derived 3.3% of our revenues from our proprietary trading. Our proprietary trading desk utilizes a Windows NT based trade reporting system which captures all trades executed by the trading desk and marks all positions to market. We are not permitted to trade in stocks for which we act as specialist.

    We have taken the following actions to manage the risks associated with our proprietary trading:

    - for 2000, we have limited our capital commitment for our proprietary trading to an aggregate maximum of $19.5 million intra-day and overnight positions of up to $12.0 million per day;

    - each of our proprietary traders have specific trading limits, which may not be exceeded without the approval of executive management. Our most experienced trader may invest up to $12.0 million per day and may hold overnight positions up to $7.5 million. Each of our other traders have daily investment limits of $5.0 million or less and overnight investment limits of $3.0 million or less, depending on their experience;

    - the positions of our futures and options traders are monitored by an in-house model that measures potential intra-day risk as well as actual dollar exposure; and

    - one of our managing directors oversees all of our proprietary trading and has the authority to instruct the proprietary trading desk to liquidate positions or otherwise reduce risk. He reports directly to Michael LaBranche, our Chairman, Chief Executive Officer and President.

SPECIALIST COMPANIES


    As of December 31, 1999, we acted as specialist for 271 common stocks listed on the NYSE. As of May 31, 2000, subsequent to our recent acquisitions, we acted as specialist for 404 common stock listings. Our listed companies operate in a variety of industries, including financial services, media, oil and gas, retail, technology and telecommunications. They ranged in market capitalization from some of the smallest on the NYSE to some of its largest and well-known corporations. We also represented 42 foreign listings on the NYSE as of December 31, 1999 and 57 foreign listings as of May 31, 2000. The following is a list of our top 50 listed companies in terms of market capitalization as of May 31, 2000 in order of their respective global market capitalization (read in descending order from top to bottom, left to right):


Exxon Mobile Corporation
Nokia Corporation
Lucent Technologies Inc.
Merck & Co., Inc.
Toyota Motor Corporation
SBC Communications Inc.
TOTAL Fina Elf S.A.
AT&T Corp.
Glaxo Wellcome, plc
HSBC Holdings plc
Viacom Inc.
Royal PTT Nederland, NV
Morgan Stanley Dean Witter & Co.
Tyco International Ltd.
Berkshire Hathaway, Inc. Class A
American Express Company
Smithkline Beecham plc
Schering-Plough Corp.
Taiwan Semiconductor Manufacturing Company Ltd.
AT&T Wireless
Medtronic, Inc.
Chevron Corporation
Koninklijke Philips Electronics N.V.
ING Groep N.V.
Ford Motor Co.
Encl S.p.A.
Cable and Wireless plc
Novartis AG
Compaq Computer Corporation
MediaOne Group, Inc.
Schlumberger Limited
U.S. West Inc.
First Union Corporation
Minnesota Mining & Manufacturing Company
ABN Amro Holding N.V.
Agilent Technologies, Inc.
Qwest Communications International Inc.
Federal Home Loan Mortgage Corp.
The Gap, Inc.
Diageo plc
Clear Channel Communications, Inc.
Firstar Corporation
First Data Corp.
Halliburton Co.
National Australia Bank, Ltd.
Household International, Inc.
San Paolo IMI S.p.A.
J.P. Morgan & Co., Inc.
Associates First Capital Corporation
Suntrust Bank, Inc.


MARKETING

    It is a priority for our management to proactively identify potential listing companies before the allocation process begins. We contact these companies and commence our marketing efforts upon determining that they are considering listing on the NYSE. Our marketing efforts typically consist of members of our management group visiting with the companies that are considering listing on the NYSE and describing our services. We also provide written literature describing our operations, our listed companies, our 75-year history as a specialist firm and our industry in general.

REGULATORY MATTERS

GENERAL

    The securities industry in the United States, including all broker-dealers, is subject to extensive regulation under both federal and state laws. In addition, the SEC and the NYSE require strict compliance with their rules and regulations. As a matter of public policy, regulatory bodies are charged with safeguarding the integrity of the securities and other financial markets and with protecting the interests of investors participating in those markets.

    As a broker-dealer, we are subject to regulations concerning operational and financial aspects of our business. We are subject to extensive registration requirements with various government entities and self-regulatory organizations, commonly referred to as SROs, with which we must comply before we can conduct our business. We are also subject to laws, rules and regulations forcing us to comply with financial reporting requirements, trade practices, capital structure requirements, and record retention requirements governing the conduct of our directors, officers and employees. Failure to comply with any of these laws, rules or regulations could result in censure, fine, the issuance of cease-and-desist orders or the suspension or disqualification of our directors, officers or employees, and other adverse consequences, which could have an adverse effect on our business.

    As a NYSE specialist firm, we are under constant review by the NYSE on all aspects of our operations and financial condition. As part of the price discovery mechanism implemented by the NYSE, every specialist transaction is published immediately on the tape and is broadcast worldwide. The NYSE also employs sophisticated monitoring and stringent rules approved by the SEC. The NYSE's Market Surveillance Division examines specialists' trading in all stocks, every trading day, including specialists' decisions to trade or to not trade as principal.

CAPITAL REQUIREMENTS

    As a broker-dealer, we are subject to SEC Rule 15c3-1, which requires minimum net regulatory capital. We are required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of our aggregate indebtedness, as defined. At December 31, 1999, our net capital, as defined by this rule, was approximately $161.4 million and exceeded minimum requirements by approximately $159.9 million.

    The NYSE also requires members registered as specialists to maintain a minimum regulatory capital dollar amount to establish that they can meet, with their own net liquid assets, their position requirement. During November 1999, subject to SEC approval, the NYSE approved changes to Rule 104, its minimum net liquid asset requirements. These changes required specialist units that currently exceed five percent in any of the NYSE's four concentration measures to maintain minimum net liquid assets based upon the securities for which they act as the specialist. The requirements state that the net liquid assets must be equivalent to $4.0 million for each stock in the Dow Jones Industrial Average, $2.0 million for each stock in the S&P 100 Stock Price Index, excluding stocks included in the previous classification, $1.0 million for each stock in the S&P 500 Stock Price Index, excluding stocks included in the previous classification, $500,000 for each common stock, excluding bond funds and stocks included in the previous classifications, and $100,000 for each stock not included in any of the above classifications. In addition, the NYSE has proposed to require any new specialist entities that result from a merger, acquisition, consolidation or other combination of specialist assets to maintain net liquid assets equivalent to the greater of either (1) the aggregate net liquid assets of the specialist entities prior to their combination or (2) the new capital requirements prescribed under Rule 104. Effective after the completion of our recent acquisitions of Henderson Brothers and Webco, the net liquid asset requirement for our combined entity is $284.3 million, which represents the combined net liquid assets of the three firms as separate entities. "Net liquid assets" for a specialist firm that also engages in transactions other than specialist activities is based upon its excess net capital as determined in accordance with SEC Rule 15c3-1. As of December 31, 1999, our NYSE minimum required dollar amount of net liquid assets was $93.6 million compared to actual net liquid assets of approximately $175.9 million.

    Failure to maintain the required net capital and net liquid assets may subject us to suspension or revocation of SEC registration or suspension or expulsion by the NYSE.

COMPETITION

    We obtain each of our new listings on the NYSE by participating in an allocation process. As part of this process, either the allocation committee of the NYSE or the listing company chooses the specialist firm. We compete with other specialist firms based on a number of factors, including:

    - the strength of our capital base;

    - our willingness to commit our own capital and trade for our own account while conducting our specialist operations; and

    - the ancillary services we offer our specialist companies, such as providing information on the trading activities in their stocks.

    The following is a list of the top ten specialist units as of December 31, 1999, based on their number of common stock listings:

    - Spear, Leeds & Kellogg

    - LaBranche & Co.

    - Fleet Specialists, Inc.

    - Wagner, Stott, Mercator LLC

    - Van Der Moolen Specialists USA, LLC

    - Robb Peck McCooey Specialist Corp.

    - Bear/Hunter Specialists, LLC

    - MJ Meehan & Co., LLC

    - Susquehanna Specialists, Inc.

    - Jacobson (Benjamin) & Sons, LLC

    The competition for obtaining new listed companies is intense. We expect competition to continue and intensify in the future. Some of our competitors may have significantly greater financial resources than we have and may also have greater name recognition. These competitors may be able to respond more quickly to new or evolving opportunities and listed company requirements. They may also be able to undertake more extensive promotional activities to attract new listing companies. In addition, the specialist industry has recently been consolidating. The combined companies resulting from the consolidation may have a stronger capital position. This trend has intensified the competition in our industry. We cannot be sure that we will be able to compete effectively with our current or future competitors. We also cannot be sure that the competitive pressures we face will not have an adverse effect on our business, financial condition and/or operating results.

    NYSE-listed stocks may be traded:

    - by NYSE members over-the-counter; and

    - by non-NYSE members over-the-counter.

    Technological advances have also contributed to the recent emergence of trading through alternative trading systems, such as electronic communication networks and crossing systems. In April 1999, the SEC ruled that alternative trading systems can apply and, in specified cases, are required to register as stock exchanges, subject to regulation as a stock exchange. This would enable NYSE members to trade all NYSE-listed stocks on these networks, regardless of when the stocks were originally listed. These networks may be developed, organized and operated by large brokerage houses and investment banks with greater capital, better access to technology and direct access to investors. As a result, these parties may be well-positioned to direct trading to these networks. These alternative trading systems may adversely affect the trading of NYSE-listed stock through specialists on the NYSE. That, in turn, would have an adverse effect on our business.

    The NYSE faces competition from Nasdaq for new listings. Nasdaq continues to grow and gain in popularity, attracting companies which might otherwise have listed on the NYSE. In recent years in particular, many high technology companies have opted to be quoted on Nasdaq, even though many of them would have qualified for NYSE listing. If more companies decide to be quoted on Nasdaq as opposed to listing their stocks on the NYSE, trading volume on the NYSE could be adversely affected.

EMPLOYEES


    As of May 31, 2000, we have 259 full-time employees, including 41 managing directors with:



    - 73 specialists, including managing directors;


    - 6 traders in our proprietary trading department;

    - 143 trading assistants;


    - 8 Corporate Relations Department employees; and


    - 29 management, administration and finance staff, including 2 managing directors.

    Our employees are not covered by a collective bargaining agreement. We have never experienced an employment-related work stoppage. We consider our employee relations to be good.

PROPERTIES

    Our offices are located at One Exchange Plaza, New York, New York. We lease approximately 35,000 square feet under three separate leases, expiring in October 2001, December 2002 and January 2008. In addition, we lease three trading posts on the floor of the NYSE. We believe that our current leased space is suitable and adequate for the operation of our business as presently conducted and as contemplated to be conducted in the immediate future.

LEGAL PROCEEDINGS

    We are not a party to any material legal proceeding.

                                   MANAGEMENT

    OUR DIRECTORS AND EXECUTIVE OFFICERS ARE AS FOLLOWS:

NAME                                AGE                                    POSITION
----                        --------------------   ---------------------------------------------------------
Michael LaBranche.........                    44   Chairman, Chief Executive Officer and President
James G. Gallagher........                    53   Executive Vice President and Director
Alfred O. Hayward, Jr.....                    52   Executive Vice President and Director
S. Lawrence Prendergast...                    59   Executive Vice President, Finance and Director
E. Margie Filter..........                    59   Director
Thomas E. Dooley..........                    43   Director
Harvey S. Traison.........                         Senior Vice President, Chief Financial Officer and
                                              60   Director
Vincent J. Flaherty.......                    55   Senior Vice President, Floor Operations
Michael J. Naughton.......                    54   Senior Vice President, Specialist Operations

    MICHAEL LABRANCHE has been our Chairman, Chief Executive Officer and President since our initial public offering in August 1999. Mr. LaBranche has served as Chairman of the Managing Committee of LaBranche & Co. since 1996, as a member of the Managing Committee of LaBranche & Co. since 1988 and as a specialist with LaBranche & Co. since 1977. He currently is a Governor of the NYSE and is a member of the NYSE's Market Performance Committee.

    JAMES G. GALLAGHER has been our Executive Vice President and a director since our initial public offering in August 1999. Mr. Gallagher has served as a member of the Managing Committee of LaBranche & Co. since 1998. From 1980 to July 1998, Mr. Gallagher was a specialist and managing partner with Fowler, Rosenau & Geary, LLC. Mr. Gallagher is currently a NYSE Senior Floor Official. Mr. Gallagher has also served for six years as a NYSE Floor Governor.

    ALFRED O. HAYWARD, JR. has been our Executive Vice President and a director since our initial public offering in August 1999. Mr. Hayward has been a specialist with LaBranche & Co. since 1983 and has served as a member of the Managing Committee of LaBranche & Co. since 1994. He currently sits on the NYSE Arbitration Panel and is involved with NYSE education programs. Mr. Hayward has served as a NYSE Floor Official and has also served as the Chairman of the Allocation Committee.

    S. LAWRENCE PRENDERGAST has been our Executive Vice President, Finance and a director since our initial public offering in August 1999. From May 1997 to August 1999, Mr. Prendergast was the Chairman and CEO of AT&T Investment Management Corp. Prior to 1997, Mr. Prendergast was the Vice President and Treasurer of AT&T for 14 years. Mr. Prendergast currently is a director of AT&T Investment Management Corp., a money management subsidiary of AT&T.

    E. MARGIE FILTER has been a director of LaBranche since October 1999.
Ms. Filter joined Xerox Corporation in 1973 and is currently Vice President, Treasurer and Secretary of Xerox Corporation and President and Chief Executive Officer of Xerox Credit Corporation. Ms. Filter is also a director of Baker Hughes Inc. and Briggs and Stratton Corporation.

    THOMAS E. DOOLEY has been a director of LaBranche since March 2000.
Mr. Dooley is Deputy Chairman and Executive Vice President of Viacom Inc. and a member of its Board of Directors. Since 1980, Mr. Dooley has held various divisional and corporate finance positions, most recently serving as Executive Vice President, Finance, Corporate Development and Communications. Mr. Dooley currently is a director of the International Radio & Television Society.

    HARVEY S. TRAISON has been our Senior Vice President and Chief Financial Officer and a director since March 2000. As of December 31, 1999, Mr. Traison retired from the position of Vice President, Treasurer and Member of the Board of Directors of DaimlerChrysler North America Holding Corporation and DaimlerChrysler Canada Finance Inc. Mr. Traison joined Daimler-Benz (a predecessor of DaimlerChrysler) in 1984.

    VINCENT J. FLAHERTY has been our Senior Vice President, Floor Operations since our initial public offering in August 1999. Mr. Flaherty has been a specialist with LaBranche & Co. since 1997. Prior to joining our specialist firm, Mr. Flaherty was the managing partner of Homans & Co., an NYSE specialist firm, which he joined in 1963.

    MICHAEL J. NAUGHTON has been our Senior Vice President, Specialist Operations since our initial public offering in August 1999. Mr. Naughton has been a specialist with LaBranche & Co. since 1979 and was appointed to the Managing Committee of LaBranche & Co. in 1990.

    There are no family relationships among any of our directors and executive officers.

BOARD COMMITTEES

    Our Board of Directors has an audit committee and a compensation committee.

    The audit committee of our Board of Directors was established on March 17, 2000 and is composed of E. Margie Filter and Thomas E. Dooley. The audit committee reviews, acts on and reports to our Board of Directors with respect to various auditing and accounting matters, including the recommendation of our auditors, the scope of our annual audits, fees to be paid to our auditors, the performance of our independent auditors and our accounting practices. The audit committee is comprised solely of independent directors.

    The compensation committee of our Board of Directors was established on March 17, 2000 and is composed of E. Margie Filter, Thomas E. Dooley and Michael LaBranche. The compensation committee recommends, reviews and oversees salaries, bonuses, benefits and equity incentives for our employees, consultants and directors. The compensation committee also administers our incentive compensation plans. The compensation committee is comprised of a majority of independent directors.

    Prior to March 17, 2000, the duties described above were fulfilled by our Board of Directors.

DIRECTOR COMPENSATION

    We have appointed two non-employee directors. Each of our non-employee directors currently receives an annual retainer of $28,000 and attendance fees of $1,500 per board meeting and $1,000 per committee meeting attended. The attendance fees are paid after the end of each year in shares of our common stock under our Equity Incentive Plan. Our employee directors do not receive any additional compensation for serving on our Board of Directors or any committee of our board.

EXECUTIVE COMPENSATION

    Prior to our reorganization transactions in August 1999, many of our managing directors were members of LaB Investing Co. L.L.C., the general partner of LaBranche & Co. The aggregate amount of compensation received by all our managing directors generally approximated LaB Investing Co. L.L.C.'s interest in LaBranche & Co.'s income before managing directors' compensation. These payments of compensation were allocated among our managing directors based on the managing directors' respective percentage interests in the profits of LaB Investing Co. L.L.C. Since our reorganization from partnership to corporate form, our managing directors, including our executive officers, receive compensation in the form of salary plus participation in our Equity Incentive Plan and our Annual Incentive Plan.

    The following table sets forth the annual compensation we paid during fiscal 1999 to our Chief Executive Officer and our four other highest paid executive officers (the "Named Executive Officers") whose total salary for fiscal 1999 exceeded $100,000 for services rendered to LaBranche and its subsidiaries in all capacities. Such amounts reflect the amounts paid to these individuals under the compensation arrangements in effect prior to our reorganization in August 1999, plus amounts paid under the restructured compensation plan following our reorganization. As a result, these amounts may not be indicative of amounts to be paid to the Named Executive Officers in future years. No executive who would otherwise have been includable in such table on the basis of salary and bonus earned for fiscal 1999 resigned or otherwise terminated employment during fiscal 1999.

                           SUMMARY COMPENSATION TABLE

                                                        POST-REORGANIZATION                         PRE-REORGANIZATION
                                   --------------------------------------------------------------   ------------------
                                                                                      LONG TERM
                                                                                    COMPENSATION
                                                      ANNUAL COMPENSATION           -------------
                                              -----------------------------------    SECURITIES
                                                                     OTHER ANNUAL    UNDERLYING         ALL OTHER
NAME AND PRINCIPAL POSITION          YEAR      SALARY    BONUS (1)   COMPENSATION   STOCK OPTIONS    COMPENSATION(2)
---------------------------------  --------   --------   ---------   ------------   -------------   ------------------
Michael LaBranche................    1999     $93,750    $815,460            --         500,000         $4,226,312
  Chairman, Chief Executive
  Officer and President
James G. Gallagher...............    1999      93,750     375,625            --         250,000          2,826,863
  Executive Vice President
Alfred O. Hayward, Jr............    1999      93,750     500,460            --         100,000          2,831,843
  Executive Vice President
Vincent J. Flaherty..............    1999      93,750     300,460            --          50,000          4,010,514
  Senior Vice President, Floor
  Operations
Michael J. Naughton..............    1999      93,750     250,460            --         100,000          2,831,843
  Senior Vice President,
  Specialist Operations

------------------------

(1) Reflects bonus amount earned in 1999.

(2) Reflects managing directors' compensation from our partnership paid to our Named Executive Officers prior to our reorganization.

    The following table sets forth certain summary information concerning individual grants of stock options made during the year ended December 31, 1999 to each of our Named Executive Officers.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                     POTENTIAL REALIZABLE VALUE
                                             % OF TOTAL                              AT ASSUMED ANNUAL RATES OF
                                              OPTIONS      EXERCISE                   STOCK PRICE APPRECIATION
                                 SHARES       GRANTED       OR BASE                       FOR OPTION TERM
                               UNDERLYING   TO EMPLOYEES   PRICE PER   EXPIRATION   ----------------------------
                                OPTIONS       IN 1999        SHARE        DATE          5%               10%
                               ----------   ------------   ---------   ----------   ----------       -----------
Michael LaBranche............    500,000        41.7%       $14.00     08/19/2009   $4,402,262       $11,156,197
James G. Gallagher...........    250,000        20.8%        14.00     08/19/2009    2,201,131         5,578,099
Alfred O. Hayward, Jr........    100,000         8.3%        14.00     08/19/2009      880,452         2,231,239
Vincent J. Flaherty..........     50,000         4.2%        14.00     08/19/2009      440,226         1,115,620
Michael J. Naughton..........    100,000         8.3%        14.00     08/19/2009      880,452         2,231,239

    The following table sets forth the number of options and value of unexercised options held by each of our Named Executive Officers at December 31, 1999.

                         AGGREGATED OPTION EXERCISES IN
                        LAST FISCAL YEAR AND FISCAL YEAR
                               END OPTION VALUES

                                                    NUMBER OF UNEXERCISED      VALUE OF UNEXERCISED IN-THE-
                                                     OPTIONS AT YEAR END         MONEY OPTIONS AT YEAR END
                                                 ---------------------------   -----------------------------
                                                 EXERCISABLE   UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
                                                 -----------   -------------   ------------   --------------
Michael LaBranche..............................        --         500,000             --              --
James G. Gallagher.............................        --         250,000             --              --
Alfred O. Hayward, Jr..........................        --         100,000             --              --
Vincent J. Flaherty............................        --          50,000             --              --
Michael J. Naughton............................        --         100,000             --              --

              EMPLOYMENT AGREEMENTS AND NONCOMPETITION AGREEMENTS

    As part of the reorganization of our firm from partnership to corporate form, our managing directors, all of whom are members of LaB Investing Co. L.L.C., exchanged their membership interests in LaB Investing Co. L.L.C. for shares of our common stock. We have entered into employment agreements, pledge agreements and agreements regarding noncompetition and other covenants with all members who continued as managing directors after our initial public offering, including each managing director who is a member of our board of directors or is an executive officer. We have also entered into an employment agreement and noncompetition agreement with our Executive Vice President, Finance. Our Senior Vice President/Chief Financial Officer has entered into an employment agreement which contains comparable provisions regarding noncompetition. The material terms of the employment, noncompetition and pledge agreements are described below. You should refer to the exhibits that are a part of the registration statement for copies of the forms of these agreements. See "Available Information."

THE EMPLOYMENT AGREEMENTS

    Each employment agreement, other than the employment agreements with our Executive Vice President, Finance and our Senior Vice President and Chief Financial Officer, has an initial term of at least one but not more than five years, requires the managing director to devote his entire working time to our business and affairs, contains various restrictive covenants and is terminable on 90 days' notice by either party. The employment agreement with our Executive Vice President, Finance, has an initial term of one year, requires him to devote his time as is reasonably necessary for him to perform his duties and responsibilities and is terminable on 30 days' notice by either party. The employment agreement with our Senior Vice President and Chief Financial Officer has an initial term of three years, requires him to devote substantially all of his business time to the performance of his duties and responsibilities, is terminable on 90 days' notice by either party and provides for automatic one-year renewals, subject to notice of termination.

THE NONCOMPETITION AGREEMENTS

    Each noncompetition agreement contains the following provisions:

    CONFIDENTIALITY. Each managing director and each executive officer is required to protect and use "confidential information" in accordance with the restrictions which we place on its use and disclosure.

    NONCOMPETITION. During employment and until the later of 12 months following termination of employment with us or the fifth anniversary of our common stock offering, a managing director or executive officer may not:

    - form, or acquire a 5% or greater ownership, voting or profit participation interest in, any competitive enterprise; or

    - associate with any competitive enterprise and in connection with such association engage in, or directly or indirectly manage or supervise personnel engaged in, any business activity that is related to his or her activities with us.

    For this purpose, a "competitive enterprise" is any business enterprise that engages in activity, or owns or controls a significant interest in an entity that engages in activity that competes, directly or indirectly, with any activity in which we are engaged. These activities include, without limitation, specialist services and/or securities brokerage, sales, lending, custody, clearance, settlement or trading.

    NONSOLICITATION. During employment and until the later of 12 months following termination of employment with us or the fifth anniversary of our common stock offering, a managing director or executive officer may not, directly or indirectly:

    - solicit any of our listed companies;

    - interfere with or damage any relationship between us and any of our listed companies or prospective allocated companies; or

    - solicit any of our employees to apply for, or accept employment with, any competitive enterprise.

    TRANSITION ASSISTANCE. The noncompetition agreements also provide that each managing director and each executive officer will take all actions and do all things reasonably requested by us during a 90-day transition period following termination of employment to maintain the business, goodwill and business relationships in which or with which he or she was previously involved on our behalf.

    LIQUIDATED DAMAGES. If a managing director breaches the noncompetition or nonsolicitation provisions of the noncompetition agreement before the later of 12 months following termination of employment with us or the fifth anniversary of the date of the completion of our common stock offering, then he or she will be liable for liquidated damages in an amount equal to 75% of the aggregate value of the common stock and cash received by that managing director from us in exchange for his or her membership interest in LaB Investing Co. L.L.C. The noncompetition agreement with our Executive Vice President, Finance does not provide for the payment of liquidated damages. The noncompetition provisions of the employment agreement with our Senior Vice President/Chief Financial Officer does not provide for the payment of liquidated damages.

THE PLEDGE AGREEMENTS

    Under each managing director's pledge agreement, the liquidated damages obligations under each noncompetition agreement are secured by a pledge of common stock with an initial value equal to 100% of the liquidated damages amount. The pledge agreement will terminate with respect to a managing director on the earliest to occur of:

    - the death of the managing director;

    - the fifth anniversary of the date of the completion of our initial public offering; or

    - payment in cash or other satisfaction by the managing director of all liquidated damages incurred.

NONEXCLUSIVITY AND ARBITRATION

    The liquidated damages and pledge arrangements discussed above are not exclusive of any injunctive relief to which we may be entitled for a breach of a covenant against competition or solicitation. Prior to and after the expiration of the pledge agreements, we will be entitled to all available remedies for a breach of the noncompetition agreements. The employment and noncompetition agreements generally provide that any disputes thereunder will be resolved by binding arbitration.

                       INCENTIVE AWARDS TO OUR EMPLOYEES

THE EQUITY INCENTIVE PLAN

    Currently, under the Equity Incentive Plan, there are outstanding,
(1) options to purchase an aggregate of 1,200,000 shares of our common stock granted at $14.00 to our executive officers, (2) restricted stock units for 1,064,655 shares of common stock granted to our employees who are not managing directors and (3) 368 shares of unrestricted stock issued to one of our independent directors as compensation for her attendance at board meetings in 1999. Subject to continuing service with the firm and certain other conditions, the options already granted will generally become exercisable in three equal annual installments commencing on the first anniversary of the date of the grant and restricted stock units will generally vest in three equal annual installments commencing on the third anniversary of the grant date.

    TYPES OF AWARDS. The Equity Incentive Plan provides for grants of options to purchase shares of common stock, including options intended to qualify as incentive stock options ("ISOs") (within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended), and options which do not qualify as ISOs ("NQSOs"), restricted shares of our common stock, restricted stock units, the value of which is tied to shares of our common stock, and other equity-based awards related to our common stock.

    AVAILABLE SHARES. A maximum of 4,687,500 shares of our common stock has been reserved for issuance under the Equity Incentive Plan. The number, class and exercise price per share will be adjusted proportionately or as otherwise appropriate to reflect any increase in, decrease in, or exchange of the outstanding shares of our common stock through merger, consolidation, recapitalization, reclassification, stock split, reverse stock split, stock dividend or similar corporate transaction. These shares may be authorized but unissued shares of our common stock or issued shares of our common stock held in our treasury or otherwise acquired for the purposes of the Equity Incentive Plan. New awards may be granted under the Equity Incentive Plan with respect to shares of our common stock covered by any award that terminates or expires by its terms (by cancellation or otherwise) or with respect to shares of our common stock that are withheld or surrendered to satisfy a recipient's income tax or other withholding obligations or tendered to pay the purchase price of any award. There are currently available 2,422,477 shares of our common stock with respect to which awards may be granted under the Equity Incentive Plan.

    The maximum number of shares of our common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions (as described above).

    ELIGIBILITY. Awards under the Equity Incentive Plan may be granted to any of our directors, officers, managing directors or other employees, including any prospective employee, and to any of our advisors or consultants selected by the compensation committee of our Board of Directors.

    ADMINISTRATION. The Equity Incentive Plan, which had been administered by our Board of Directors until March 17, 2000, is currently administered by our compensation committee. The compensation committee will have full discretion and authority to make awards under the Equity Incentive Plan, to apply and interpret the provisions of the Equity Incentive Plan and to take such other actions as may be necessary or desirable in order to carry out the provisions of the Equity Incentive Plan. The determinations of the compensation committee on all matters relating to the Equity Incentive Plan and the options, restricted stock, restricted stock units and other equity-based awards granted thereunder will be final, binding and conclusive.

    STOCK OPTIONS. The compensation committee may authorize the grant of ISOs and NQSOs in such amounts and subject to such terms and conditions as it may determine. The exercise price of an option granted under the Equity Incentive Plan may not be less than the fair market value of our common stock on the date of grant (as determined under the plan). Unless sooner terminated or exercised, options will generally expire ten years from the date of grant. Payment for shares acquired upon the exercise of an option may be made (as determined by the compensation committee) in cash and/or such other form of payment as may be permitted from time to time, which may include previously-owned shares of our common stock or pursuant to a broker's cashless exercise procedure. Except as otherwise permitted by the compensation committee, no option may be exercised more than 30 days after termination of the optionee's service (or, if the optionee's service is terminated by reason of disability or death, one year thereafter). If an optionee's employment is terminated for cause, options held by such optionee immediately terminate. An optionee will not have any of the rights of a stockholder with respect to shares subject to an option until the issuance of such shares.

    RESTRICTED STOCK. The compensation committee may grant restricted shares of our common stock in amounts, and subject to terms and conditions (such as time vesting and/or performance-based vesting criteria), as it may determine. Generally, prior to vesting, the recipient will have the rights of a stockholder with respect to the restricted stock, subject to any restrictions and conditions as the compensation committee may include in the award agreement.

    RESTRICTED STOCK UNITS. The compensation committee may grant restricted stock units, the value of which is tied to shares of our common stock, in amounts, and subject to terms and conditions, as the compensation committee may determine. Recipients of restricted stock units have only the rights of our general unsecured creditors and no rights as a stockholder until the common stock referenced by the restricted stock units is delivered to the recipient.

    OTHER EQUITY-BASED AWARDS. The compensation committee may grant other types of equity-based awards related to our common stock under the Equity Incentive Plan, including the grant of unrestricted shares of our common stock and stock appreciation rights, in amounts and subject to terms and conditions as the compensation committee may determine. These awards may involve the transfer of actual shares of common stock or the payment in cash or otherwise of amounts based on the value of shares of our common stock.

    CHANGE IN CONTROL. The compensation committee may provide, in any award agreement, for provisions relating to a "change in control" of us or any of our subsidiaries or affiliates, including, without limitation, the acceleration of the exercisability of, or the lapse of restrictions with respect to, the award.

    NONASSIGNABILITY. Except to the extent otherwise provided in an award agreement or approved by the compensation committee with respect to NQSOs, no award granted under the Equity Incentive Plan will be assignable or transferable other than by will or by the laws of descent and distribution and all awards will be exercisable during the life of a recipient only by the recipient or his or her legal representative.

    AMENDMENT AND TERMINATION. The Equity Incentive Plan may be amended or terminated at any time by our Board of Directors, subject, however, to stockholder approval in the case of certain material amendments, such as an increase in the number of shares available under the Equity Incentive Plan or a change in the class of individuals eligible to participate in the Equity Incentive Plan.

    U.S. FEDERAL INCOME TAX CONSEQUENCES. The following is a brief description of the material U.S. federal income tax consequences generally arising with respect to awards granted under the Equity Incentive Plan.

    The grant of an option will have no income tax consequences to the recipient or to us. Upon the exercise of an option, other than an ISO, the recipient generally will recognize ordinary income equal to the excess of the fair market value of the shares of common stock subject to the option on the date of exercise over the exercise price for such shares (i.e., the option spread), and we generally will be entitled to a corresponding tax deduction in the same amount. Upon the sale of the shares of our common stock acquired pursuant to the exercise of an option, the recipient will recognize capital gain or loss equal to the difference between the selling price and the sum of the exercise price plus the amount of ordinary income recognized on the exercise.

    A recipient generally will not recognize ordinary income upon the exercise of an ISO (although, on exercise, the option spread is an item of tax preference potentially subject to the alternative minimum tax), and we will not receive any deduction. If the stock acquired upon exercise of an ISO is sold or otherwise disposed of within two years from the grant date or within one year from the exercise date, then gain realized on the sale generally is treated as ordinary income to the extent of the ordinary income that would have been realized upon exercise if the option had not been an ISO, and we generally will be entitled to a corresponding deduction in the same amount. Any remaining gain is treated as capital gain.

    If the shares acquired upon the exercise of an ISO are held for at least two years from the grant date and one year from the exercise date and the recipient is employed by us at all times beginning on the grant date and ending on the date three months prior to the exercise date, then all gain or loss realized upon the sale will be capital gain or loss and we will not receive any deduction.

    In general, an individual who receives an award of restricted stock will recognize ordinary income at the time such award vests in an amount equal to the difference between the value of the vested shares and the purchase price for such shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

    The recipient of an award of restricted stock units generally will recognize ordinary income upon the issuance of the shares of common stock underlying such restricted stock units in an amount equal to the difference between the value of such shares and the purchase price for such units and/or shares, if any, and we generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the recipient at such time.

    With respect to other equity based awards, upon the payment of cash or the issuance of shares or other property that is either not restricted as to transferability or not subject to a substantial risk of forfeiture, the participant generally will recognize ordinary income equal to the cash or the fair market value of shares or other property delivered, less any amount paid by the participant for such award. Generally, we will be entitled to a deduction in an amount equal to the ordinary income recognized by the participant.

THE ANNUAL INCENTIVE PLAN

    We adopted the LaBranche & Co Inc. Annual Incentive Plan at the time of our initial public offering in August 1999. Our managing directors and other employees selected by the compensation committee of our Board of Directors are eligible to participate in the Annual Incentive Plan. Under this plan, a compensation pool of up to 30% of our pre-tax income, or such lesser percentage determined by the compensation committee, is set aside for our managing directors and other employees selected by the compensation committee to participate in this plan. In determining the 30% compensation pool, the compensation expenses relating to the awards under our Equity Incentive Plan will be deducted. Under the plan, no individual participant may receive more than 25% of the compensation pool for any fiscal year. The amounts payable under the Annual Incentive Plan to our plan participants are reviewed on an annual basis and are based on such factors and considerations as the compensation committee deems appropriate in individual cases and on our operating results and the overall performance of these participants. An award made by the compensation committee to our managing directors and other employees is completely discretionary. The Annual Incentive Plan may be amended or terminated at any time by our Board of Directors.

                             PRINCIPAL STOCKHOLDERS


    The following table presents information as of May 31, 2000 regarding the beneficial ownership of our common stock by:


    - each person known to beneficially own more than 5.0% of the outstanding shares of common stock;

    - each of our directors;

    - each named executive officer;

    - and all executive officers and directors as a group.


    All persons listed have sole voting and investment power with respect to their shares unless otherwise indicated. Unless otherwise indicated, the address of the beneficial owners is: c/o One Exchange Plaza, New York, New York, 10006. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock issuable to options, to the extent such options are currently exercisable or convertible within 60 days of May 31, 2000, are treated as outstanding for computing the percentage of the person holding such securities but are not treated as outstanding for computing the percentage of any other person.



NAME AND ADDRESS                                             SHARES BENEFICIALLY   PERCENTAGE OF SHARES
OF BENEFICIAL OWNER (1)                                             OWNED           BENEFICIALLY OWNED
-----------------------                                      -------------------   --------------------
George M. L. (Michael) LaBranche, IV.......................       3,501,094        7.2         %
James G. Gallagher.........................................       2,287,100        4.7
Alfred O. Hayward, Jr......................................       1,908,068        3.9
S. Lawrence Prendergast....................................         107,000        *
E. Margie Filter...........................................           1,368        *
Thomas E. Dooley...........................................               0        -
Harvey S. Traison..........................................           1,000        *
Vincent J. Flaherty........................................       2,087,926        4.3
Michael J. Naughton........................................       1,958,066        4.0
All executive officers and directors as a group............      11,851,622        24.3


------------------------

*   Less than 1%

(1) Each of our managing directors has entered into a stockholders' agreement pursuant to which he or she has agreed to vote his or her shares as determined by a majority of Messrs. LaBranche, Gallagher and Hayward. Messrs. LaBranche, Gallagher and Hayward individually beneficially own an aggregate of 7,696,262 shares of common stock, constituting approximately 15.8% of the outstanding shares of our common stock. As a result of the stockholders' agreement, Messrs. LaBranche, Gallagher and Hayward, acting together as a group, may be deemed to beneficially own an aggregate of 34,686,443 shares of common stock (including the 7,696,262 shares beneficially owned by them individually), constituting approximately 71.3% of the outstanding shares of our common stock. Each of Messrs. LaBranche, Gallagher and Hayward disclaims beneficial ownership of any and all shares of common stock held by any person or entity other than him.

                              CERTAIN TRANSACTIONS

REORGANIZATION AND RELATED TRANSACTIONS

REORGANIZATION

    Concurrently with our August 1999 senior note offering and our initial public offering of common stock, we completed a number of transactions in order to effect the reorganization of our firm from partnership to corporate form. These transactions are summarized below:

                                     [LOGO]

    - The 36 members of LaB Investing Co. L.L.C. exchanged their membership interests in LaB Investing Co. L.L.C. which represented a 69.8% interest in the profit of LaBranche & Co. for an aggregate of 34,816,334 shares of our common stock. In addition to receiving a portion of those shares, three members of LaB Investing Co. L.L.C. also received an aggregate of $9.0 million in cash as part of their exchange. All members who have remained employed by us following our common stock offering only received shares of our common stock, and no cash, in the reorganization. We thus became the sole member of LaB Investing Co. L.L.C., and LaB Investing Co. L.L.C. continues to be the general partner of LaBranche & Co. Our common stock received by the members of LaB Investing Co. L.L.C. is subject to certain restrictions, as described below under "--Stockholders' Agreement." Set forth below is the percentage interest in the profits of LaBranche & Co. owned by each of our Named Executive Officers, as members of LaB Investing Co. L.L.C., before giving effect to the reorganization and the number of shares of our common stock that each of our Named Executive Officers received upon the closing of our initial public offering of common stock:

                                                                                  NUMBER OF SHARES OF
                                                      PERCENTAGE INTEREST IN              OUR
NAMED EXECUTIVE OFFICER                             PROFITS OF LABRANCHE & CO.   COMMON STOCK RECEIVED
-----------------------                             --------------------------   ---------------------
Michael LaBranche.................................               5.3%                  3,500,994
James G. Gallagher................................               3.6                   2,287,100
Alfred O. Hayward, Jr.............................               3.6                   1,908,068
Vincent J. Flaherty...............................               5.0                   2,087,926
Michael J. Naughton...............................               3.6                   1,958,066

    - The 19 limited partners of LaBranche & Co., other than Mill Bridge, Inc., exchanged their limited partnership interests in LaBranche & Co which represented a 16.0% interest in the profits of LaBranche & Co. to us in exchange for an aggregate of $66.2 million in cash, 558,666 shares of our common stock and subordinated indebtedness of $350,000 issued to a family member of Mr. Gallagher. The shares of our common stock received by limited partners are subject to lock-up restrictions which prohibits the transfer of 50% of those shares for a period of one year and the remaining 50% for a period of two years following our common stock offering.

    - Mill Bridge, Inc., a subsidiary of Van der Moolen Holding NV, received $90.0 million from us, including $74.0 million in cash and our note for $16.0 million, in exchange for its limited partnership interest in LaBranche & Co., which represented a 14.2% interest in the profit of LaBranche & Co. In addition, we repaid $5.0 million of subordinated debt to an affiliate of Van der Moolen.

    - As a result of the above transactions, we became the sole limited partner of LaBranche & Co., which will continue to be a broker-dealer and a NYSE specialist firm.

    - Immediately prior to the closing of our initial public offering of common stock, we granted options under the Equity Incentive Plan to purchase an aggregate of 1,200,000 shares of our common stock to our executive officers. The options have an exercise price of $14, the initial public offering price of our common stock, and are not currently exercisable.

    - Immediately prior to the closing of our initial public offering of common stock, we granted restricted stock units under the Equity Incentive Plan for 1,059,000 shares of our common stock to employees who are not managing directors. The restricted stock units are not yet vested.

    - Prior to the closing of our initial public offering of common stock, we completely discharged our remaining obligations under all outstanding loans received from the LaBranche & Co. Retirement Plan by making a single lump sum payment in the amount of $1.1 million to the plan. Since certain of our executive officers directed the plan to lend to us a portion of the amounts credited to their individual accounts under the plan, part of the proceeds of our payment were allocated to those individual accounts in accordance with the terms of the plan.

    The consideration paid to the members and limited partners in connection with the reorganization was arrived at through negotiation.

STOCKHOLDERS' AGREEMENT

    We entered into a stockholders' agreement with all 36 members of LaB Investing Co. L.L.C. who received our common stock in the reorganization, 29 of whom remain managing directors, and with the employees who received options and restricted stock or restricted stock unit awards in connection with the reorganization. This stockholders' agreement contains various restrictions on the transfer of our stock by the parties to such agreement and a voting agreement.

    TRANSFER RESTRICTIONS. The stockholders' agreement prohibits the transfer of our shares by the former members of LaB Investing Co. L.L.C. who remain managing directors following our initial public offering of common stock for a period of three years. Beginning on the third anniversary of our initial public offering of common stock, up to one-third of these shares may be transferred. Beginning on the fourth anniversary, up to an additional one-third of these shares may be transferred, and beginning on the fifth anniversary, all of these shares may be transferred. In addition, the former members of LaB Investing Co. L.L.C. who did not continue as managing directors after our common stock offering are restricted from transferring shares as follows:

    - 50% of the shares will be transferable after the first anniversary of our common stock offering; and

    - all of the shares will be transferable after the second anniversary of our common stock offering.

    Notwithstanding this,

    - if the stockholder is employed by us, at all times during the course of his or her employment, he or she must retain at least 25% of the aggregate of the shares of our common stock received in the reorganization and other shares received under the Equity Incentive Plan or similar plans; and

    - an employee may not sell shares of our common stock which are subject to a pledge agreement, unless the requirements of the pledge agreement are waived by us.

    VOTING AGREEMENT. The shares owned by each party to the stockholders' agreement will be voted at the general stockholder vote as directed by Messrs. LaBranche, Gallagher and Hayward, as determined by a majority of those individuals. These individuals will name alternates to replace them in the event of their death or disability.

INTEREST ON CAPITAL

    The members of LaB Investing Co. L.L.C. historically contributed capital to LaB Investing Co. L.L.C., which was, in turn, contributed to LaBranche & Co. For 1999, the Named Executive Officers listed below earned interest income on their capital account balance in the amounts set forth opposite their names:

                                                              CAPITAL INTEREST
NAME                                                               INCOME
----                                                          ----------------
Michael LaBranche...........................................      $364,404
James G. Gallagher..........................................       277,852
Alfred O. Hayward, Jr.......................................       236,491
Vincent J. Flaherty.........................................       196,047
Michael J. Naughton.........................................       254,985

LEASE PAYMENT ON MEMBERSHIPS

    Some of our Named Executive Officers have contributed the use of their NYSE memberships to LaBranche & Co. and receive lease payments from LaBranche & Co. based on the market value of the memberships. For 1999, the Named Executive Officers listed below received payments from LaBranche & Co. in the amounts set forth opposite their names:

NAME                                                          LEASE INCOME
----                                                          ------------
Michael LaBranche...........................................    $192,000
James G. Gallagher..........................................     192,000
Michael J. Naughton.........................................     192,000

INTEREST ON INDEBTEDNESS

    A family member of Mr. Flaherty holds $600,000 of subordinated indebtedness due August 31, 2000, which currently bears interest at an annual rate of 10.0% payable on a quarterly basis. Mr. LaBranche's spouse holds $1.3 million of secured subordinated indebtedness due March 2, 2001, which currently bears interest at an annual rate of 8.0% payable on a quarterly basis. The agreements relating to this debt have automatic rollover provisions which extend the maturities for an additional year, unless the lender provides notice at least seven months prior to maturity. The interest income in 1999 for Mr. Flaherty's family member was $60,000 and the interest income in 1999 for Mr. LaBranche's spouse was $123,333.

                         DESCRIPTION OF EXCHANGE NOTES

    The initial notes were, and the exchange notes will be, issued under an indenture (the "Indenture") dated as of March 2, 2000 by and among the Company and Firstar Bank, NA., as Trustee (the "Trustee"). The following is a summary of the material provisions of the Indenture. It does not include all of the provisions of the Indenture. We urge you to read the Indenture because it defines your rights. The terms of the exchange notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939, as amended (the "TIA"). A copy of the Indenture may be obtained from the Company.

    You can find definitions of certain capitalized terms used in this description under "--Certain Definitions." When we refer to the "Company" in this section, we mean only LaBranche & Co Inc. and not its Subsidiaries.

OVERVIEW OF THE EXCHANGE NOTES

    The exchange notes will:

    - be general unsecured subordinated obligations of the Company,

    - rank junior in right of payment to all existing and future senior unsecured obligations of the Company,

    - rank equal in right of payment to all existing and future subordinated indebtedness of the Company, if any,

    - be effectively subordinated to all existing and future secured indebtedness of the Company, and

    - not be guaranteed by any Subsidiary of the Company and therefore will be effectively subordinated to all existing and future indebtedness of any Subsidiary of the Company.


    As of May 31, 2000:


    - the Company and its Subsidiaries had $415.5 million consolidated aggregate principal amount of indebtedness (excluding subordinated liabilities related to contributed exchange memberships),

    - the Company had $369.0 million aggregate principal amount of indebtedness, of which $119.0 million was senior to the Senior Subordinated Notes, and

    - Subsidiaries of the Company had long-term indebtedness of $46.5 million, excluding any intercompany indebtedness.

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PRINCIPAL, MATURITY AND INTEREST

    The exchange notes will be limited to $250.0 million aggregate principal amount. The exchange notes will mature on March 2, 2007 (the "Maturity Date"). Interest on the exchange notes will accrue at the rate of 12% per annum and will be payable semi-annually in cash on each March 1 and September 1 commencing on September 1, 2000, to the persons who are registered holders of the exchange notes (the "note holders") at the close of business on the February 15 and August 15 immediately preceding the applicable interest payment date; provided, however, that the final interest payment date will be the Maturity Date instead of March 1, 2007. Interest on the exchange notes will accrue from and including the most recent date to which interest has been paid or, if no interest has been paid, from and including the date of issuance.

    The exchange notes will be issued in fully registered form only, without coupons, in denominations of $1,000 and integral multiples thereof. Initially, the Trustee will act as paying agent and registrar for the exchange notes. The exchange notes may be presented for registration or transfer and exchange at the offices of the registrar, which initially will be the Trustee's corporate trust office. The Company may change any paying agent and registrar without notice to the note holders.

    The Company will pay principal (and premium, if any) on the exchange notes at the Trustee's corporate office in New York, New York. At the Company's option, interest may be paid at the Trustee's corporate trust office or by check mailed to the respective registered addresses of the note holders.

    The exchange notes will not be entitled to the benefit of any mandatory sinking fund.

OPTIONAL REDEMPTION

    The Indenture does not contain any provisions that permit the Company to redeem the exchange notes at its option prior to the Maturity Date.

EXCESS CASH FLOW OFFER

    If the Company has Excess Cash Flow for any fiscal year (commencing with fiscal year 2000), the Company shall make an offer to purchase (the "Excess Cash Flow Offer"), on a business day (the "Excess Cash Flow Payment Date") not later than 150 days following the end of such fiscal year, from all holders of exchange notes, up to a maximum principal amount (expressed as a multiple of $1,000) of exchange notes equal to the note holder's Pro Rata Share of such Excess Cash Flow in such fiscal year. The purchase price of exchange notes to be purchased pursuant to the Excess Cash Flow Offer shall be equal to 103% of the principal amount thereof, plus accrued and unpaid interest thereon, if any, to the Excess Cash Flow Payment Date. Notice of an Excess Cash Flow Offer shall be given to note holders not less than 30 business days before the Excess Cash Flow Payment Date. The Excess Cash Flow Offer is required to remain open for 20 business days and payment pursuant to the Excess Cash Flow Offer will be made on the Excess Cash Flow Payment Date.

    Notwithstanding the foregoing:

        (1) the amount of Excess Cash Flow included in any Excess Cash Flow Offer shall not exceed:

           (a) the amount that the Company is permitted to use to repurchase exchange notes in such Excess Cash Flow Offer pursuant to the indenture relating to the Senior Notes (the "Senior Note Indenture") as in effect on the Issue Date; or

           (b) the amount that LaBranche is permitted to distribute to the Company pursuant to the note purchase agreement relating to LaBranche's outstanding unsecured exchange notes in the aggregate principal amount of $20.0 million (the "$20 million Note Purchase Agreement") and the note purchase agreement relating to LaBranche & Co.'s outstanding unsecured exchange notes in the aggregate principal amount of $15.0 million (the "$15 million Note Purchase Agreement," together with the $20 million Note Purchase Agreement, the "Note Purchase Agreements"); and

        (2) the Company will not be required to make an Excess Cash Flow Offer for any fiscal year if the amount of such Excess Cash Flow Offer would be less than $5.0 million;

provided that any amounts excluded from an Excess Cash Flow Offer pursuant to clause (1) or (2) above shall be carried forward for purposes of determining whether an Excess Cash Flow Offer is required with respect to subsequent fiscal years and the amount thereof.

    To the extent an Excess Cash Flow Offer is not fully subscribed to by holders of the exchange notes, the unsubscribed portion of such Excess Cash Flow may be retained by the Company and/or used for any purpose, subject to the covenants contained in the Indenture, and shall be excluded from the calculation of Excess Cash Flow for any subsequent period.

    The Company will comply, to the extent applicable, with the requirements of
Section 14(e) of the Exchange Act and other applicable laws or regulations in connection with the purchase of the exchange notes pursuant to this covenant. To the extent that the provisions of any applicable laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Company's ability to make an Excess Cash Flow Offer is subject to compliance with the restricted payments covenants in the Senior Note Indenture and the Note Purchase Agreements, and no Default will occur on the exchange notes if the Company fails to make an Excess Cash Flow Offer in order to comply with these covenants. In order to comply with these restricted payment covenants in connection with an Excess Cash Flow Offer, the Company must satisfy a 2.75 to 1 Consolidated Fixed Charge Coverage Ratio (as defined in the Senior Note Indenture). In addition, the amount included in the Excess Cash Flow Offer cannot exceed an amount calculated pursuant to the Senior Note Indenture or a Note Purchase Agreement, as the case may be, and based, among other things, on the Company's income and the amount of certain equity capital contributed to the Company, less certain other payments made pursuant to the restricted payments covenant, including dividends and payments on the Company's Capital Stock, payments made pursuant to previous Excess Cash Flow Offers and certain investments. Under the Senior Note Indenture, calculations with respect to Restricted Payments operate on a cumulative basis starting on October 1, 1999.

CHANGE OF CONTROL

    Upon the occurrence of a Change of Control, each note holder will have the right to require that the Company purchase all or a portion of such note holder's exchange notes pursuant to the offer described below (the "Change of Control Offer"), at a purchase price in cash equal to 101% of the principal amount thereof plus accrued and unpaid interest, if any, thereon to the date of purchase.

    Within 30 days following the date upon which the Change of Control occurs, the Company must send, by first class mail, a notice to each note holder, with a copy to the Trustee, which notice shall govern the terms of the Change of Control Offer. Such notice shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the "Change of Control Payment Date"). A note holder electing to have an exchange note purchased pursuant to a Change of Control Offer will be required to surrender the exchange note, with the form entitled "Option of Note Holder to Elect Purchase" on the reverse of the exchange note completed, to the paying agent for the exchange notes at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date.

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
    If a Change of Control Offer is required to be made, there can be no assurance that the Company will be permitted by the terms of the Credit Agreement, the note purchase agreements relating to LaBranche & Co.'s existing senior indebtedness or the indenture governing the Senior Notes to make such a Change of Control Offer or that it will have available funds sufficient to pay the Change of Control purchase price for all the exchange notes that might be delivered by note holders seeking to accept the Change of Control Offer. A Change of Control may be a default under the Credit Agreement. In the event the Company is required to purchase outstanding exchange notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing.

    Neither the Board of Directors of the Company nor the Trustee may waive the covenant relating to a note holder's right to require the purchase of exchange notes upon a Change of Control. Restrictions in the Indenture on the ability of the Company and the Restricted Subsidiaries to incur additional Indebtedness, to grant liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management of the Company. Consummation of any such transaction in certain circumstances may require the purchase of the exchange notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such purchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements which have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the note holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger or similar transaction.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Change of Control" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Change of Control" provisions of the Indenture by virtue thereof.

SUBORDINATION

    The payment of principal, premium, if any, and interest on the exchange notes is subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash of all Senior Debt of the Company, whether outstanding on the Issue Date or thereafter incurred.

    The holders of Senior Debt will be entitled to receive payment in full in cash of all Obligations due in respect of Senior Debt (including interest after the commencement of any bankruptcy proceeding at the rate specified in the applicable Senior Debt, whether or not allowed as a claim in such proceeding) before the note holders will be entitled to receive any payment with respect to the exchange notes (except that the note holders may receive and retain Permitted Junior Securities and payments made from the trust described under "--Legal Defeasance and Covenant Defeasance"), in the event of any distribution to creditors of the Company:

       (a) in a liquidation or dissolution of the Company;

       (b) in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property;

       (c) in an assignment for the benefit of creditors; or

       (d) in any marshalling of the Company's assets and liabilities.

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
    The Company also may not make any payment in respect of the exchange notes (except in Permitted Junior Securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if:

       (a) a payment default on Designated Senior Debt occurs and is continuing; or

       (b) any other default occurs and is continuing on Designated Senior Debt that permits holders of the Designated Senior Debt to accelerate its maturity and the Trustee receives a notice of such default (a "Payment Blockage Notice") from the Company or the holders of any Designated Senior Debt.

        Payments on the exchange notes may and shall be resumed:

       (a) in the case of a payment default, upon the date on which such default is cured or waived; and

       (b) in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or 179 days after the date on which the applicable Payment Blockage Notice is received, unless the maturity of any Designated Senior Debt has been accelerated.

    No new Payment Blockage Notice may be delivered unless and until 360 days have elapsed since the effectiveness of the immediately prior Payment Blockage Notice. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 180 days.

    The Company must promptly notify holders of Senior Debt if payment of the exchange notes is accelerated because of an Event of Default. Payments received by the note holders in violation of the subordination provisions must be repaid to the holders of the relevant Senior Debt. As a result of the subordination provisions described above, in the event of a bankruptcy, liquidation or reorganization of the Company, the note holders may recover less ratably than creditors of the Company who are holders of Senior Debt. See "Risk Factors--Your rights to receive payments on the exchange notes will be junior to our outstanding senior debt and effectively subordinated to the debt of our subsidiaries."

CERTAIN COVENANTS

    The Indenture will contain, among others, the following covenants:

LIMITATION ON INCURRENCE OF ADDITIONAL INDEBTEDNESS

    The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness, other than Permitted Indebtedness; provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the Incurrence of any such Indebtedness, the Company may Incur Indebtedness and the Restricted Subsidiaries may Incur Acquired Indebtedness, in each case if on the date of the Incurrence of such Indebtedness, after giving effect to the Incurrence thereof, the Consolidated Fixed Charge Coverage Ratio of the Company is greater than 2.75 to 1.

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
LIMITATION ON RESTRICTED PAYMENTS

    The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly:

    (a) declare or pay any dividend or make any distribution, other than dividends or distributions payable in Qualified Capital Stock of the Company, on or in respect of shares of the Company's Capital Stock;

    (b) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or any warrants, rights or options to purchase or acquire shares of any class of such Capital Stock;

    (c) make any payment on or with respect to, or purchase, redeem, defease or otherwise acquire or retire for value any Indebtedness which is subordinated in right of payment to the exchange notes, except a payment of interest or any principal payment at the Stated Maturity thereof;

    (d) make any Investment, other than a Permitted Investment; or

    (e) make compensation or consulting payments in excess of base salaries limited to $350,000 to managing directors and other executive officers (as defined in Rule 3b-7 under the Exchange Act) of the Company or any of its Restricted Subsidiaries, except to the extent authorized under the Annual Incentive Plan or the Equity Incentive Plan or otherwise approved by a majority of the disinterested members of the Board of Directors of the Company or a duly authorized committee thereof who are not managing directors or other executive officers of the Company or any of its Affiliates;

(each of the foregoing actions set forth in clauses (a), (b), (c), (d) and (e) being referred to as a "Restricted Payment"), if at the time of such Restricted Payment or immediately after giving effect thereto:

       (1) a Default or an Event of Default shall have occurred and be continuing; or

       (2) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under "Limitation on Incurrence of Additional Indebtedness"; or

       (3) the aggregate amount of Restricted Payments, including the proposed Restricted Payment, made subsequent to the Issue Date (the amount expended for such purpose, if other than in cash, being the fair market value of such property as determined reasonably and in good faith by the Board of Directors of the Company) shall exceed the sum of:

           (A) 50% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income shall be a loss, minus 100% of such loss) of the Company earned from the beginning of the first full fiscal quarter following the Issue Date and through the end of the most recent fiscal quarter for which financial statements are available prior to the date such Restricted Payment occurs (the "Reference Date"), treating such period as a single accounting period; plus

           (B) 100% of the aggregate net cash proceeds received by the Company from any Person, other than a Subsidiary of the Company, from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company or of other securities that have been converted into Qualified Capital Stock of the Company; plus

           (C) without duplication of any amounts included in clause (3)(B) above, 100% of the aggregate net cash proceeds of any contribution to the common equity capital of the

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
               Company received by the Company from a holder of the Company's Qualified Capital Stock,

    excluding, in the case of clauses (3)(B) and (C), any net proceeds from a sale of Qualified Capital Stock received from a Subsidiary of the Company or applied in accordance with clause (2)(b) of the immediately following paragraph; plus

           (D) an amount equal to the lesser of:

               - the sum of the fair market value of the Capital Stock of an
                 Unrestricted Subsidiary owned by the Company and/or the Restricted Subsidiaries and the aggregate amount of all Indebtedness of such Unrestricted Subsidiary owed to the Company and each Restricted Subsidiary on the date of Revocation of such Unrestricted Subsidiary as an Unrestricted Subsidiary in accordance with the covenant described under "Limitation on Designations of Unrestricted Subsidiaries"; and

               - the Designation Amount treated as a Restricted Payment pursuant to clause (d) above with respect to such Unrestricted Subsidiary on the date of the Designation of such Subsidiary as an Unrestricted Subsidiary in accordance with the covenant described under "--Limitation on Designations of Unrestricted Subsidiaries"; plus

           (E) in the case of the disposition of an Investment treated as a Restricted Payment pursuant to clause (d) above to a Person other than the Company or one of its Subsidiaries, an amount equal to the lesser of:

               - the amount of such Investment treated as a Restricted Payment pursuant to clause (d) above, and

               - the amount in cash received by the Company or any Restricted
                 Subsidiary upon such disposition; plus

           (F) $15.0 million.

The provisions set forth in the immediately preceding paragraph do not prohibit:

       (1) the payment of any dividend within 60 days after the date of declaration of such dividend if the dividend would have been permitted on the date of declaration;

       (2) the redemption, repurchase, retirement, defeasance or other acquisition of Indebtedness of the Company or any Restricted Subsidiary or of Capital Stock of the Company, in each case to the extent constituting a Restricted Payment pursuant to clause (b) or
           (c) of the first paragraph of this covenant either:

    (a) solely in exchange for shares of Qualified Capital Stock of the Company, or

    (b) through the application of net proceeds of a substantially concurrent sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company or of any contribution to the common equity capital of the Company received by the Company from a holder of the Company's Qualified Capital Stock;

       (3) the defeasance, redemption, repurchase or other acquisition of Indebtedness of the Company or any Restricted Subsidiary with the net cash proceeds from an Incurrence of Permitted Refinancing Indebtedness therefor; and

       (4) so long as no Default or Event of Default shall have occurred and be continuing, repurchases of Capital Stock (or options therefor) of the Company from officers, directors, employees, consultants or former officers, directors, employees or consultants of the Company (or any of its Subsidiaries) pursuant to equity ownership or compensation plans or stockholders agreements not to exceed
           $5.0 million in any year.

    In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (3) of the immediately preceding paragraph, amounts expended pursuant to clauses (1) and (4) of this paragraph shall be included in the calculation.

LIMITATION ON ASSET SALES

    The Company will not, and will not permit any of the Restricted Subsidiaries to, consummate an Asset Sale unless:

       (1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of the Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of as determined in good faith by the Board of Directors of the Company;

       (2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from the Asset Sale shall be in the form of cash or Cash Equivalents and is received at the time of such Asset Sale; and

       (3) upon the consummation of the Asset Sale, the Company may apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

    (a) to repay Senior Debt of the Company or Indebtedness of any Restricted Subsidiary, in each case for borrowed money or constituting a Capitalized Lease Obligation and permanently reduce the commitments with respect thereto without Refinancing;

    (b) to repay any Indebtedness of a Wholly Owned Restricted Subsidiary owed to any Person other than the Company or any of its Affiliates and effect a permanent reduction in any availability in respect of the Indebtedness (without refinancing the Indebtedness);

    (c) to acquire Replacement Assets; or

    (d) a combination of prepayment and investment permitted by the preceding clauses (3)(a), (b) and (c).

The assumption by the transferee in an Asset Sale (and release of the Company and its Restricted Subsidiaries of further liability) of Indebtedness for borrowed money of the Company or any Restricted Subsidiary other than Disqualified Capital Stock or Indebtedness subordinated in right of payment to the exchange notes shall be deemed to be cash applied in accordance with this covenant. The receipt by the Company or the applicable Restricted Subsidiary of marketable securities of a company subject to and then current in its obligations as a reporting company under Section 13 or 15 under the Exchange Act, which are resold for cash or Cash Equivalents by the Company or the Restricted Subsidiary within 120 days of the relevant Asset Sale and applied in accordance with this covenant, shall be deemed to be cash received pursuant to clause (2) above.

    On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to the Asset Sale as set forth in clause (3) of the immediately preceding paragraph (each, a "Net Proceeds Offer Trigger Date"), the aggregate amount of Net Cash Proceeds that have not been applied on or before the Net Proceeds Offer Trigger Date as permitted in that clause (3) (a "Net Proceeds Offer Amount") shall be applied by the Company to make an offer to purchase (the "Net Proceeds Offer") on a date (the "Net Proceeds Offer Payment Date") not less than 30 nor more than 60 days following the Net Proceeds Offer Trigger Date, from all note holders on a pro rata basis, that principal amount

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
of exchange notes equal to the Net Proceeds Offer Amount at a price equal to 100% of the principal amount of the exchange notes to be purchased, plus accrued and unpaid interest, if any, thereon to the date of purchase; provided that the Company may make a concurrent offer to repurchase on a pro rata basis Indebtedness of a Wholly Owned Restricted Subsidiary or Indebtedness of the Company ranking PARI PASSU with the exchange notes.

    If at any time any non-cash consideration received by the Company or any Restricted Subsidiary, as the case may be, in connection with any Asset Sale is converted into or sold or otherwise disposed of for cash (other than interest received with respect to any such non-cash consideration) or Cash Equivalents, then such conversion or disposition shall be deemed to constitute an Asset Sale hereunder and the Net Cash Proceeds thereof shall be applied in accordance with this covenant. Pending application in accordance with this covenant, Net Cash Proceeds may be used to repay revolving credit borrowings without reducing commitments thereunder.

    The Company may defer the Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales or deemed Asset Sales (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to this paragraph).

    In the event of the transfer of substantially all (but not all) of the property and assets of the Company and the Restricted Subsidiaries as an entirety to a Person in a transaction permitted under "--Merger, Consolidation and Sale of Assets," the successor corporation shall be deemed to have sold the properties and assets of the Company and the Restricted Subsidiaries not transferred for purposes of this covenant and shall comply with the provisions of this covenant with respect to such deemed sale as if it were an Asset Sale. In addition, the fair market value (as determined in good faith by the Board of Directors of the Company) of such properties and assets of the Company or the Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

    Each Net Proceeds Offer will be mailed to the record note holders as shown on the register of note holders within 30 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, note holders may elect to tender their exchange notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent note holders properly tender exchange notes in an amount exceeding the Net Proceeds Offer Amount, exchange notes of tendering note holders will be purchased on a pro rata basis based on the principal amount of exchange notes (and other Indebtedness for which a concurrent offer is being made as permitted by this covenant) tendered. A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

    The Company will comply with the requirements of Rule 14e-l under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of exchange notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the "Asset Sale" provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the "Asset Sale" provisions of the Indenture by virtue thereof.

LIMITATION ON DISTRIBUTIONS AND OTHER PAYMENT RESTRICTIONS AFFECTING
  SUBSIDIARIES

    The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary to:

    (a) pay dividends or make any other distributions on or in respect of its Capital Stock;

    (b) make loans or advances or pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary; or

    (c) transfer any of its property or assets to the Company or any other Restricted Subsidiary,

    except for such encumbrances or restrictions existing under or by reasons of:

       (1) applicable law or regulation or NYSE regulations;

       (2) the Indenture;

       (3) customary non-assignment provisions of any contract or any lease governing a leasehold interest of any Restricted Subsidiary;

       (4) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

       (5) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date;

       (6) any other agreement entered into after the Issue Date that contains encumbrances and restrictions that are not materially more restrictive with respect to any Restricted Subsidiary than those in effect with respect to such Restricted Subsidiary pursuant to agreements as in effect on the Issue Date so long as any such restrictions expressly permit scheduled payments on the exchange notes;

       (7) customary restrictions on the transfer of any property or assets arising under a security agreement governing a Lien permitted under the Indenture; and

       (8) any agreement governing Refinancing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (2), (4) or (5) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Refinancing Indebtedness are not materially more restrictive than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (2), (4) or (5) and expressly permit dividends and other distributions for scheduled payments on the exchange notes.

LIMITATION ON ISSUANCE AND SALE OF CAPITAL STOCK OF RESTRICTED SUBSIDIARIES

    The Company will not permit:

    (a) any Restricted Subsidiary to issue any Capital Stock other than to the Company or a Restricted Subsidiary;

    (b) any Person (other than the Company or a Restricted Subsidiary) to own or control any Capital Stock of any Restricted Subsidiary (other than directors' qualifying shares or as may be required by law);

    provided that clauses (a) and (b) will not prohibit:

       (1) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary effected in accordance with "--Limitation on Asset Sales," or

       (2) any sale of 100% of the shares of the Capital Stock of any Restricted Subsidiary owned by the Company or any Restricted Subsidiary effected in accordance with "--Merger, Consolidation and Sale of Assets."

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LIMITATION ON LAYERED INDEBTEDNESS

    The Company will not, directly or indirectly, incur, create, issue, assume, guarantee or otherwise become liable for any Indebtedness that is subordinate or junior in right of payment to any Senior Debt of the Company and senior in any respect in right of payment to the exchange notes.

LIMITATION ON LIENS

    The Company will not, and will not cause or permit any of the Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens of any kind (except for Liens securing Senior Debt and Permitted Liens) against or upon, or enter into or otherwise become liable in respect of, a Sale and Leaseback Transaction with respect to, any property or assets of the Company or any of the Restricted Subsidiaries, whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom or assign or otherwise convey any right to receive income or profit therefrom unless:

       (1) in the case of Liens securing Indebtedness that is expressly subordinate or junior in right of payment to the exchange notes, the exchange notes are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; and

       (2) in all other cases, the exchange notes are equally and ratably secured,

    except for:

           (a) Liens existing as of the Issue Date to the extent and in the manner such Liens are in effect on the Issue Date;

           (b) Liens on Investment Securities securing Indebtedness incurred pursuant to clause (b) of the definition of "Permitted Indebtedness" and Interest Swap Obligations and Currency Agreements related thereto;

           (c) Liens securing Purchase Money Indebtedness (or Refinancing Indebtedness in respect thereof) or Sale and Leaseback Transactions involving Capitalized Lease Obligations, in each case Incurred pursuant to clause (l) of the definition of "Permitted Indebtedness"; provided, however, that:

               (1) the Purchase Money Indebtedness (or Refinancing Indebtedness)
                   or Capitalized Lease Obligation shall not exceed the cost of the property or assets to be acquired or which is the subject of the Sale and Leaseback Transaction, and shall not be secured by any property or assets of the Company or any Restricted Subsidiary other than the property and assets to be acquired or which is the subject of the Sale and Leaseback Transaction, and

               (2) the Lien securing any Purchase Money Indebtedness shall be created within 90 days of such acquisition;

           (d) Liens securing Acquired Indebtedness (and any Refinancing Indebtedness in respect thereof); provided that:

               (1) the Liens secured the Acquired Indebtedness at the time of and prior to the Incurrence of the Acquired Indebtedness by the Company or a Restricted Subsidiary and were not granted in connection with, or in anticipation of, the Incurrence of the Acquired Indebtedness by the Company or a Restricted Subsidiary, and

               (2) the Liens do not extend to or cover any property or assets of the Company or of any of the Restricted Subsidiaries other than the property or assets that secured

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                   the Acquired Indebtedness prior to the time the Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary;

           (e) Liens securing the exchange notes;

           (f) Liens in favor of the Company; and

           (g) Liens securing Refinancing Indebtedness incurred to Refinance any Indebtedness, which Refinanced Indebtedness had been secured by a Lien permitted under the Indenture; PROVIDED, HOWEVER, that such Liens do not extend to or cover any property or assets of the Company or any of the Restricted Subsidiaries not securing the Indebtedness so Refinanced.

MERGER, CONSOLIDATION AND SALE OF ASSETS

    The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company's assets (determined on a consolidated basis for the Company and the Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

    (1) either:

       (a) the Company shall be the surviving or continuing corporation; or

       (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and the Restricted Subsidiaries substantially as an entirety (the "Surviving Entity"):

            (x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

            (y) shall expressly assume, by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, and interest on all of the exchange notes and the performance of every covenant of the exchange notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed;

    (2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness Incurred or anticipated to be Incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "-Limitation on Incurrence of Additional Indebtedness";

    (3) immediately before and immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

    (4) the Company or the Surviving Entity shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture comply with the applicable

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       provisions of the Indenture and that all conditions precedent in the
       Indenture relating to such transaction have been satisfied.

    The above paragraph will not apply to a merger or consolidation between the Company and a Restricted Subsidiary in which the Company is the Surviving Entity or between one or more Restricted Subsidiaries to the extent that a Person that is a Restricted Subsidiary immediately before and after the transaction is the Surviving Entity, or to the sale of substantially all of the assets of a Restricted Subsidiary to the Company or to a Person that is a Restricted Subsidiary immediately before and after the transaction. For purposes of this covenant, the transfer by lease, assignment, sale or otherwise, in a single transaction or series of transactions, of all or substantially all of the properties or assets of one or more Restricted Subsidiaries, the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

    The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not the Surviving Entity, the successor Person formed by such consolidation or into which the Company is merged, or to which such conveyance, lease or transfer is made, shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the exchange notes with the same effect as if such Surviving Entity had been named as such.

LIMITATIONS ON TRANSACTIONS WITH AFFILIATES

    (a) The Company will not, and will not permit any of the Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an "Affiliate Transaction") unless the Affiliate Transaction is on terms that are not materially less favorable than those that would have reasonably been expected in a comparable transaction at such time on an arm's-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary. Prior to the consummation by the Company or any Restricted Subsidiary of any Affiliate Transactions (or series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a fair market value in excess of:

       (1) $5.0 million, the Company or such Restricted Subsidiary, as the case may be, shall obtain the approval of its Board of Directors (including a majority of the independent directors) of such transaction or series of related transactions evidenced by a Board Resolution stating that such Board of Directors (including a majority of the independent directors) has determined that such transaction complies with the foregoing provisions, and

       (2) $10.0 million, the Company or such Restricted Subsidiary, as the case may be, shall obtain a favorable opinion as to the fairness of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from a financial point of view, from an Independent Financial Advisor, and file it with the Trustee.

       (b) The restrictions set forth in paragraph (a) above shall not apply to:

       (1) employment, stock option, consulting, agency or other compensation or benefit plans, arrangements and agreements of the Company or any Restricted Subsidiary in accordance with the Annual Incentive Plan or the Equity Incentive Plan or as approved by a majority of the disinterested members of the Board of Directors (or a majority of the disinterested members of a committee thereof);

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       (2) reasonable fees and compensation paid to directors, and reasonable indemnity provided on behalf of officers, directors, employees, consultants or agents, of the Company or any Restricted Subsidiary as determined in good faith by the Company's Board of Directors or senior management;

       (3) transactions exclusively between or among the Company and any Restricted Subsidiaries or exclusively between or among Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture; and

       (4) Restricted Payments permitted to be made pursuant to the "--Limitation on Restricted Payments" covenant.

LIMITATION ON DESIGNATIONS OF UNRESTRICTED SUBSIDIARIES

    The Company may designate after the Issue Date any Subsidiary of the Company, other than LaBranche or a Person holding Capital Stock of LaBranche, as an "Unrestricted Subsidiary" under the Indenture (a "Designation") only if:

    (a) no Default shall have occurred and be continuing at the time of or after giving effect to such Designation; and

    (b) the Company would be permitted under the Indenture to make an Investment at the time of Designation assuming the effectiveness of the Designation in an amount (the "Designation Amount") equal to the sum of:

       (1) the fair market value of the Capital Stock of the Subsidiary owned by the Company and/or any of the Restricted Subsidiaries on such date, and

       (2) the aggregate amount of Indebtedness of the Subsidiary owed to the Company and the Restricted Subsidiaries on that date; and

    (c) the Company would be permitted to incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the covenant described under "--Limitation on Incurrence of Additional Indebtedness" at the time of Designation assuming the effectiveness of the Designation.

    In the event of any such Designation, the Company shall be deemed to have made an Investment constituting a Restricted Payment in the Designation Amount pursuant to the covenant described under "--Limitation on Restricted Payments" for all purposes of the Indenture. The Indenture will further provide that the Company shall not, and shall not permit any Restricted Subsidiary to, at any time:

       (1) provide direct or indirect credit support for or a guarantee of any Indebtedness of any Unrestricted Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness),

       (2) be directly or indirectly liable for any Indebtedness of any Unrestricted Subsidiary or

       (3) be directly or indirectly liable for any Indebtedness that provides that the holder thereof may (upon notice, lapse of time or both) declare a default thereon or cause the payment thereof to be accelerated or payable prior to its final scheduled maturity upon the occurrence of a default with respect to any Indebtedness of any Unrestricted Subsidiary (including any right to take enforcement action against the Unrestricted Subsidiary).

    The Company may revoke any Designation of a Subsidiary as an Unrestricted Subsidiary ("Revocation"), whereupon such Subsidiary shall then constitute a Restricted Subsidiary, if:

    (a) no Default shall have occurred and be continuing at the time and after giving effect to such Revocation; and

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    (b) all Liens and Indebtedness of such Unrestricted Subsidiaries outstanding immediately following such Revocation would, if incurred at such time, have been permitted to be incurred for all purposes of the Indenture.

    All Designations and Revocations must be evidenced by an officers' certificate of the Company delivered to the Trustee certifying compliance with the foregoing provisions.

REPORTS TO NOTE HOLDERS

    The Indenture will provide that the Company will deliver to the Trustee within 15 days after the filing of the same with the Commission, copies of the quarterly and annual reports and of the information, documents and other reports, if any, that the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the Exchange Act. The Indenture further provides that, notwithstanding that the Company may not be subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act, the Company will file with the Commission, to the extent permitted, and provide the Trustee and note holders with such annual and quarterly reports and such information, document and other reports specified in Section 13 and 15(d) of the Exchange Act. The Company will also comply with the other provisions of TIA 314(a).

EVENTS OF DEFAULT

    The following events are defined in the Indenture as "Events of Default":

    (a) the failure to pay interest (including any additional interest payable under the Registration Rights Agreement) on any exchange notes when the same becomes due and payable and the default continues for a period of 30 days, whether or not such payment shall be prohibited by the subordination provision of the Indenture;

    (b) the failure to pay the principal on any exchange notes, when such principal becomes due and payable, at maturity or otherwise (including the failure to make a payment to purchase exchange notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer), whether or not such payment shall be prohibited by the subordination provision of the Indenture;

    (c) a default in the observance or performance of the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets";

    (d) a default in the observance or performance of any other covenant or agreement contained in the Indenture, which default continues for a period of 45 days after the Company receives written notice specifying the default from the Trustee or the holders of at least 25% of the outstanding principal amount of the exchange notes;

    (e) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness of the Company or of any Restricted Subsidiary (or the payment of which is guaranteed by the Company or any Restricted Subsidiary), whether such Indebtedness now exists or is created after the Issue Date, which default:

       (1) is caused by failure to pay principal of such Indebtedness after any applicable grace period provided in such Indebtedness on the date of such default (a "payment default") or

       (2) results in the acceleration of such Indebtedness prior to its express maturity,

       and the aggregate principal amount of any Indebtedness to which clause (1) or (2) applies at the relevant time, exceeds $10.0 million;

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    (f) one or more judgments in an aggregate amount in excess of $10.0 million shall have been rendered against the Company or any of the Restricted Subsidiaries and such judgments remain undischarged, unpaid or unstayed for a period of 45 days after such judgment or judgments become final and nonappealable;

    (g) certain events of bankruptcy affecting the Company or any of the Significant Subsidiaries (or any group of Subsidiaries which, taken together, would constitute a Significant Subsidiary) pursuant to SIPA or bankruptcy laws;

    (h) LaBranche is not a specialist broker in good standing with the NYSE;

    (i) the Commission revokes the registration of LaBranche as a broker-dealer under the Exchange Act or LaBranche fails to maintain such registration; or

    (j) the Examining Authority (as defined in Rule 15c3-1) for the Company shall suspend (and not reinstate within 10 days) or revoke LaBranche's status as a member organization thereof.

    If an Event of Default (other than an Event of Default specified in clause (g) above) shall occur and be continuing, the Trustee or the holders of at least 25% in principal amount of outstanding exchange notes may declare the principal of, and accrued interest on, all the exchange notes to be due and payable by notice in writing to the Company and (if given by the note holders) the Trustee specifying the Event of Default and that it is a "notice of acceleration," and the same shall become immediately due and payable. If an Event of Default specified in clause (g) above occurs and is continuing, then all unpaid principal of, and accrued and unpaid interest on, all of the outstanding exchange notes shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any note holder.

    The Indenture will provide that, at any time after a declaration of acceleration with respect to the exchange notes as described in the preceding paragraph, the holders of a majority in principal amount of the then outstanding exchange notes may rescind and cancel such declaration and its consequences:

       (1) if the rescission would not conflict with any judgment or decree;

       (2) if all existing Events of Default have been cured or waived except nonpayment of principal or interest that has become due solely because of the acceleration;

       (3) to the extent payment of such interest is lawful, if interest on overdue installments of interest and overdue principal, which has become due otherwise than by such declaration of acceleration, has been paid;

       (4) if the Company has paid the Trustee its reasonable compensation and reimbursed the Trustee for its expenses, disbursements and advances; and

       (5) in the event of the cure or waiver of an Event of Default of the type described in clause (g) of the description above of Events of Default, the Trustee shall have received an officers' certificate of the Company and an opinion of counsel that such Event of Default has been cured or waived.

    No such rescission shall affect any subsequent Default or impair any right consequent thereto.

    The holders of a majority in principal amount of the then outstanding exchange notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or interest on any exchange notes.

    Note holders may not enforce the Indenture or the exchange notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the note holders, unless such note holders have offered to

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the Trustee reasonable indemnity. Subject to all provisions of the Indenture and applicable law, the holders of a majority in aggregate principal amount of the then outstanding exchange notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

    The Company is required to provide an officers' certificate to the Trustee promptly upon the Company obtaining knowledge of any Default or Event of Default (provided that the Company shall provide such certification at least annually whether or not it knows of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The Company may, at its option and at any time, elect to have its obligations discharged with respect to the outstanding exchange notes ("Legal Defeasance"). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding exchange notes, except for:

       (1) the rights of note holders to receive payments in respect of the principal of, premium, if any, and interest on the exchange notes when such payments are due solely from the trust described below;

       (2) the Company's obligations with respect to the exchange notes concerning issuing temporary exchange notes, registration of exchange notes, mutilated, destroyed, lost or stolen exchange notes and the maintenance of an office or agency for payments;

       (3) the rights, powers, trust, duties and immunities of the Trustee and the Company's obligations in connection therewith; and

       (4) the Legal Defeasance provisions of the Indenture.

    In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture ("Covenant Defeasance") and thereafter any omission or failure to comply with such obligations shall not constitute a Default or Event of Default with respect to the exchange notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the exchange notes.

    In order to exercise Legal Defeasance or Covenant Defeasance:

    (a) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the note holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accounts, to pay the principal of, premium, if any, and interest on the exchange notes on the stated date of payment thereof;

    (b) in the case of Legal Defeasance, the company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that:

       (1) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

       (2) since the date of the Indenture,

there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of counsel shall confirm that, the note holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to

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federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

    (c) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that the note holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

    (d) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of deposit;

    (e) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

    (f) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the note holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding other creditors of the Company or others;

    (g) the Company shall have delivered to the Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with;

    (h) the Company shall have delivered to the Trustee an opinion of counsel to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; and

    (i) certain other customary conditions precedent are satisfied.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the exchange notes, as expressly provided for in the Indenture) as to all outstanding exchange notes when:

    (a) either:

       (1) all the exchange notes theretofor authenticated and delivered (except lost, stolen or destroyed exchange notes which have been replaced or paid and exchange notes for which payment money has theretofor been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

       (2) all exchange notes not theretofor delivered to the Trustee for cancellation have become due and payable and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the exchange notes not theretofor delivered to the Trustee for cancellation, for principal of, and premium, if any, and interest on, the exchange notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity;

    (b) the Company has paid all other sums payable under the Indenture by the Company; and

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    (c) the Company has delivered to the Trustee an officers' certificate and an opinion of counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

MODIFICATION OF THE INDENTURE

    From time to time, the Company and the Trustee, without the consent of the note holders, may amend the Indenture for certain specified purposes, including curing ambiguities, doubts or inconsistencies, so long as such change does not, in the opinion of the Trustee, adversely affect the rights of any of the note holders in any material respect. In formulating its opinion on such matters, the Trustee will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an opinion of counsel. Other modifications and amendments of the Indenture may be made with the consent of the holders of a majority in principal amount of the then outstanding exchange notes issued under the Indenture, except that, without the consent of each note holder affected thereby, no amendment may:

    (a) reduce the amount of exchange notes whose holders must consent to an amendment;

    (b) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, on any exchange notes;

    (c) reduce the principal of or change or have the effect of changing the Maturity Date of any exchange notes, or change the date on which any exchange notes may be subject to repurchase, or reduce the repurchase price therefor;

    (d) make any exchange notes payable in money other than that stated in the exchange notes;

    (e) make any change in provisions of the Indenture protecting the right of each note holder to receive payment of principal of and interest on such exchange notes on or after the stated due date thereof or to bring suit to enforce such payment, or permitting holders of a majority in principal amount of the then outstanding exchange notes to waive Defaults or Events of Default;

    (f) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or modify any of the provisions or definitions with respect thereto; or

    (g) modify or change any provision of the Indenture or the related definitions affecting the ranking of the exchange notes in a manner which adversely affects the note holders.

GOVERNING LAW

    The Indenture will provide that it and the exchange notes will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

THE TRUSTEE

    The Indenture will provide that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent man would exercise or use under the circumstances in the conduct of his own affairs.

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    The Indenture and the provisions of the Trust Indenture Act contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the Trust Indenture Act, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the Trust Indenture Act, it must eliminate such conflict or resign.

NO PERSONAL LIABILITY OF INCORPORATORS, STOCKHOLDERS, OFFICERS, DIRECTORS OR
  EMPLOYEES

    The Indenture provides that no recourse for the payment of the principal of, premium, if any, or interest on any of the exchange notes or for any claim based thereon or otherwise in respect thereof, and no recourse under or upon any obligation, covenant or agreement of the Company in the Indenture, or in any of the exchange notes or because of the creation of any Indebtedness represented thereby shall be had against any Person solely as a result of their capacity as incorporator, stockholder, officer, director, employee or controlling person of the Company or of any successor Person thereof. Each note holder, by accepting the exchange notes, waives and releases all such liability.

CERTAIN DEFINITIONS

    Set forth below is a summary of certain of the defined terms used in the Indenture. The Indenture includes the full definition of all these terms, as well as any other terms used below for which no definition is provided.

    "Acquired Indebtedness" means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary or at the time it merges or consolidates with the Company or any of the Restricted Subsidiaries or assumed by the Company or any Restricted Subsidiary in connection with the acquisition of assets from such Person and in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, merger or consolidation.

    "Affiliate" means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative of the foregoing.

    "Affiliate Transaction" has the meaning set forth under "--Certain Covenants--Limitation on Transactions with Affiliates."

    "Annual Incentive Plan" means the LaBranche & Co Inc. Annual Incentive Plan as in effect on the Issue Date or as amended from time to time as approved by a majority of the disinterested members of the Board of Directors (or a majority of the disinterested members of a committee thereof).

    "Asset Acquisition" means:

    (a) an Investment by the Company or any Restricted Subsidiary in any other Person pursuant to which such Person shall become a Restricted Subsidiary or shall be merged with or into the Company or any Restricted Subsidiary; or

    (b) the acquisition by the Company or any Restricted Subsidiary of the assets of any Person (other than a Restricted Subsidiary) that constitute all or substantially all of the assets of such Person or comprises any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

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    "Asset Sale" means any direct or indirect sale, issuance, conveyance, lease, assignment or other transfer (other than the granting of a Lien in accordance with the Indenture) for value by the Company or any of the Restricted Subsidiaries (including any Sale and Leaseback Transaction) to any Person other than the Company or a Restricted Subsidiary of:

    (a) any Capital Stock of any Restricted Subsidiary; or

    (b) any other property or assets (excluding Capital Stock) of the Company or any Restricted Subsidiary;

    provided, however, that "Asset Sale" shall not include:

       (1) a transaction or series of related transactions for which the Company or the Restricted Subsidiaries receive aggregate consideration of less than $2.0 million;

       (2) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted by the covenant described under "--Certain Covenants--Merger, Consolidation and Sale of Assets";

       (3) any Restricted Payment made in accordance with the covenant described under "--Certain Covenants--Limitation on Restricted Payments";

       (4) the sale or lending of Investment Securities in the ordinary course of business of the Company and its Restricted Subsidiaries;

       (5) Sale and Leaseback Transactions involving up to $15.0 million in the aggregate after the Issue Date; or

       (6) the disposition of obsolete or worn-out equipment or entering into operating leases for real property or equipment or subleases in respect thereof, in each case in the ordinary course of business.

    "Board of Directors" means, as to any Person, the board of directors of such Person or any duly authorized committee thereof.

    "Board Resolution" means, with respect to any Person, a copy of a resolution certified by the secretary or an assistant secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

    "Capital Expenditures" means, for any period, the aggregate of all expenditures made by the Company and its Restricted Subsidiaries during such period on a consolidated basis which, as determined in accordance with GAAP, are required to be included in property, plant or equipment or a similar fixed asset.

    "Capital Stock" means:

    (a) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person; and

    (b) with respect to any Person that is not a corporation, any and all partnership, limited liability company interests or other equity interests of such Person.

    "Cash Equivalents" means:

    (a) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

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    (b) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within twelve months from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor's Corporation ("S&P") or Moody's Investors Service, Inc. ("Moody's");

    (c) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-l from Moody's;

    (d) certificates of deposit or bankers' acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined capital and surplus of not less than $500,000,000;

    (e) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (a) entered into with any bank meeting the qualifications specified in clause (d) above; and

    (f) investments in money market funds that invest substantially all their assets in securities of the types described in clauses (a) through
       (e) above.

    "Capitalized Lease Obligation" means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

    "Change of Control" means the occurrence of one or more of the following events:

    (a) any sale, lease, exchange or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company (determined on a consolidated basis) to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a "Group"), (whether or not otherwise in compliance with the provisions of the Indenture);

    (b) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation or dissolution of the Company (whether or not otherwise in compliance with the provisions of the Indenture);

    (c) any Person or Group, other than the Permitted Holders, becomes the beneficial owner (as defined by Section 13(d) of the Exchange Act) directly or indirectly, of more than 35% of the total voting power of the Capital Stock of the Company, and the Permitted Holders beneficially own, directly or indirectly in the aggregate, a lesser percentage of the total voting power of the Capital Stock of the Company than such Person or Group and do not have the right or ability by voting power, contract, or otherwise to elect or designate for election a majority of the Board of Directors (or any analogous governing body) of the Company; or

    (d) the replacement of a majority of the Board of Directors of the Company over a consecutive 24-month period from the directors who constituted the Board of Directors of the Company at the beginning of such period, and such replacement shall not have been approved by a vote of at least a majority of the Board of Directors of the Company, then still in office who either were members of such Board of Directors at the beginning of such period or whose election as a member of such Board of Directors was previously so approved.

    "Change of Control Offer" has the meaning set forth under "--Change of Control."

    "Change of Control Payment Date" has the meaning set forth under "--Change of Control."

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    "Commission" means the Securities and Exchange Commission, as from time to time constituted, or if at any time after the execution of the Indenture such Commission is not existing and performing the applicable duties now assigned to it, then the body or bodies performing such duties at such time.

    "Commission Net Capital" means, at any time, the "net capital" of LaBranche computed in accordance with Rule 15c3-1.

    "Commission Required Net Capital" means, at any time, the minimum amount to which Commission Net Capital must be equal pursuant to Rule 15c3-1 in order to remain in compliance with all provisions thereof.

    "Common Stock" of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person's common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

    "Consolidated EBITDA" means, with respect to the Company, for any period, the sum (without duplication) of:

    (a) Consolidated Net Income; and

    (b) to the extent Consolidated Net Income has been reduced thereby,

       (1) all income taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such period (other than income taxes attributable to extraordinary or nonrecurring gains or taxes attributable to Asset Sales outside the ordinary course of business);

       (2) Consolidated Interest Expense; and

       (3) Consolidated Non-cash Charges,

    less any non-cash items increasing Consolidated Net Income for such period, all as determined on a consolidated basis for the Company and the Restricted Subsidiaries in accordance with GAAP.

    "Consolidated Fixed Charge Coverage Ratio" means, with respect to the Company, the ratio of Consolidated EBITDA of the Company during the four full fiscal quarters (the "Four Quarter Period") ending on or prior to the date of the transaction giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio (the "Transaction Date") of the Company for the Four Quarter Period. In addition to and without limitation of the foregoing, for purposes of this definition, "Consolidated EBITDA" and "Consolidated Fixed Charges" shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

    (a) the Incurrence or repayment of any Indebtedness of the Company or any of the Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any Incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the Incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such Incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

    (b) any Asset Sales, any disposition of assets excluded from the definition of Asset Sale pursuant to clause (3) thereof or any Asset Acquisitions (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of the Company or one of the Restricted Subsidiaries (including any Person that becomes a Restricted Subsidiary

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       as a result of the Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness and also including any Consolidated EBITDA attributable to the assets which are the subject of the Asset Acquisition or Asset Sale or other disposition during the Four Quarter Period, provided that such Consolidated EBITDA shall be included only to the extent includable pursuant to the definition of "Consolidated Net Income") occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date as if such Asset Sale, other disposition or Asset Acquisition (including the Incurrence, assumption or liability for any such Acquired Indebtedness) occurred on the first day of the Four Quarter Period. If the Company or any of the Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the Incurrence of such guaranteed Indebtedness as if the Company or any Restricted Subsidiary had directly incurred or otherwise assumed such guaranteed Indebtedness.

    Furthermore, in calculating "Consolidated Fixed Charges" for purposes of determining the denominator (but not the numerator) of the "Consolidated Fixed Charge Coverage Ratio":

       (1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date and which will continue to be so determined thereafter shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date;

       (2) if interest on any Indebtedness actually incurred on the Transaction Date may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rates, then the interest rate in effect on the Transaction Date will be deemed to have been in effect during the Four Quarter Period; and

       (3) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

    "Consolidated Fixed Charges" means, with respect to the Company for any period, the sum, without duplication, of:

    (a) Consolidated Interest Expense; plus

    (b) the product of:

       (1) the amount of all dividend payments on any series of Preferred Stock of the Company (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times; and

       (2) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local income tax rate of the Company, expressed as a decimal.

    "Consolidated Interest Expense" means, with respect to the Company for any period, the sum of, without duplication:

    (a) the aggregate of the interest expense of the Company and the Restricted Subsidiaries for such period determined on a consolidated basis in accordance with GAAP, including without limitation, whether or not constituting interest expense in accordance with GAAP:

       (1) any amortization of debt discount,

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       (2) the net costs under Interest Swap Obligations,

       (3) all capitalized interest, and

       (4) the interest portion of any deferred payment obligation; and

    (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by the Company and the Restricted Subsidiaries during such period as determined on a consolidated basis in accordance with GAAP.

    "Consolidated Net Income" means, with respect to the Company, for any period, the aggregate net income (or loss) of the Company and the Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided that there shall be excluded therefrom:

    (a) after-tax gains (but not losses) from Asset Sales or reserves relating thereto;

    (b) extraordinary gains or losses;

    (c) for purposes of calculating Consolidated Net Income pursuant to clause (3) of the first paragraph of "--Certain Covenants--Limitation on Restricted Payments" only, the net income of any Person acquired in a "pooling of interests" transaction accrued prior to the date it becomes a Restricted Subsidiary or is merged or consolidated with the Company or any Restricted Subsidiary;

    (d) the net income (but not loss) of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the relevant time permitted by a contract, operation of law or otherwise;

    (e) any increase (but not decrease) in net income attributable to minority interests in Restricted Subsidiaries;

    (f) the net income of any Person, other than a Restricted Subsidiary, except to the extent of cash dividends or distributions paid to the Company or to a Restricted Subsidiary by such Person;

    (g) any restoration to income of any contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

    (h) in the case of a successor to the Company by consolidation or merger or as a transferee of the Company's assets, for purposes of calculating Consolidated Net Income pursuant to clause (3) of the first paragraph of "--Certain Covenants--Limitation on Restricted Payments" only, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets; and

    (i) the cumulative effect of changes in accounting principles.

    "Consolidated Non-cash Charges" means, with respect to the Company, for any period, the aggregate depreciation, amortization and other non-cash expenses of the Company and the Restricted Subsidiaries reducing Consolidated Net Income of the Company for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charge that requires an accrual of or a reserve for cash charges for any future period).

    "Covenant Defeasance" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

    "Credit Agreement" means the Credit Agreement between LaBranche and The Bank of New York, dated June 26, 1998, as amended.

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    "Credit Facilities" means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "Currency Agreement" means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary against fluctuations in currency values.

    "Default" means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice of both would be, an Event of Default.

    "Designated Senior Debt" means (1) Obligations under the Credit Agreement and (2) any other Senior Debt permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as "Designated Senior Debt."

    "Designation" has the meaning set forth under "--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "Designation Amount" has the meaning set forth under "--Certain Covenants--Limitations on Designations of Unrestricted Subsidiaries."

    "Disqualified Capital Stock" means that portion of any Capital Stock that, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is mandatorily exchangeable for Indebtedness, or is redeemable, or exchangeable for Indebtedness, at the sole option of the holder thereof on or prior to the 91st day after the final maturity date of the exchange notes.

    "Equity Incentive Plan" means the LaBranche & Co Inc. Equity Incentive Plan as in effect on the Issue Date or as amended from time to time as approved by a majority of the disinterested members of the Board of Directors (or a majority of the disinterested members of a committee thereof).

    "Equity Interests" means Capital Stock and all warrants, options or other right to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "Excess Cash Flow" means, with respect to the Company, for any fiscal year, forty percent (40%) of the amount by which Consolidated EBITDA exceeds the sum of:

       (1) Consolidated Interest Expense, plus

       (2) all taxes of the Company and the Restricted Subsidiaries paid or accrued in accordance with GAAP for such fiscal year, plus

       (3) the amount of any increases in Commission Required Net Capital, NYSE Required Net Capital and/or NYSE Required Regulatory Capital funded by the Company with retained earnings in such fiscal year, plus

       (4) Capital Expenditures of the Company and its Restricted Subsidiaries in such fiscal year, plus

       (5) all cash amounts (excluding any cash generated or otherwise derived from any debt or equity financing or refinancing transaction) paid or committed to be paid (as evidenced by an executed definitive agreement with a third party seller) by the Company or any of its Restricted Subsidiaries in connection with an Asset Acquisition relating to a NYSE

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           specialist in such fiscal year; provided, however, that the aggregate amount of such cash amounts shall not exceed $40.0 million, plus

       (6) all cash amounts (excluding any cash generated or otherwise derived from any debt or equity financing or refinancing transaction) paid in such fiscal year by the Company or any of its Restricted Subsidiaries in respect of principal made on the scheduled maturity (including any mandatory redemption) of any (i) Indebtedness existing on the Issue Date, (ii) Senior Debt or (iii) Indebtedness the documentation for which expressly provides that (a) it is on parity with Senior Debt or
           (b) senior in right of payment to the exchange notes, other than the Indebtedness under the $20.0 million Note Purchase Agreement,

and, to the extent applicable, "Excess Cash Flow" shall also include any amounts excluded from an Excess Cash Flow Offer in previous fiscal years pursuant to the second paragraph of "--Excess Cash Flow Offer."

    "Excess Cash Flow Offer" has the meaning set forth under "--Excess Cash Flow Offer."

    "Excess Cash Flow Payment Date" has the meaning set forth under "--Excess Cash Flow Offer."

    "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

    "Event of Default" has the meaning set forth under "--Events of Default."

    "Fair Market Value" means, with respect to any asset or property, the price which could be negotiated in an arm's-length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair market value shall be determined by the Board of Directors of the Company acting reasonably and in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee.

    "Four Quarter Period" has the meaning set forth in the definition of "Consolidated Fixed Charge Coverage Ratio."

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accounts and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect as of the Issue Date.

    "note holders" has the meaning set forth under "--Principal, Maturity and Interest."

    "Incur" means, with respect to any Indebtedness or other obligation of any Person, to create, issue, incur (including by conversion, exchange or otherwise), assume, guarantee or otherwise become liable, contingently or otherwise, in respect of such Indebtedness or other obligation on the balance sheet of such Person. Indebtedness of any Acquired Person or any of its Subsidiaries existing at the time such Acquired Person becomes a Restricted Subsidiary (or is merged into or consolidated with the Company or any Restricted Subsidiary), whether or not such Indebtedness was Incurred in connection with, as a result of, or in contemplation of, such Acquired Person becoming a Restricted Subsidiary (or being merged into or consolidated with the Company or any Restricted Subsidiary), shall be deemed Incurred at the time any such Acquired Person becomes a Restricted Subsidiary or merges into or consolidates with the Company or any Restricted Subsidiary.

    "Indebtedness" means, with respect to any Person, without duplication:

    (a) all Obligations of such Person for borrowed money;

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    (b) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

    (c) all Capitalized Lease Obligations of such Person;

    (d) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 90 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted);

    (e) all letters of credit, banker's acceptances or similar credit transactions (including any Obligations for reimbursement in respect thereof);

    (f) guarantees and other contingent obligations in respect of Indebtedness of any other Person referred to in clauses (a) through (e) above and clause (h) below;

    (g) all Obligations of any other Person of the type referred to in clauses
       (a) through (e) that are secured by any Lien on any property or asset of such Person, the amount of such Obligation being deemed to be the lesser of the fair market value of such property or asset or the amount of the Obligation so secured;

    (h) all Obligations under Currency Agreements and Interest Swap Obligations of such Person; and

    (i) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

    Notwithstanding anything to the contrary herein, "Indebtedness" shall not include any overnight borrowings by the Company or any Restricted Subsidiary Incurred in connection with the lending of Investment Securities which does not constitute indebtedness under GAAP.

    For purposes hereof, the "maximum fixed repurchase price" of any Disqualified Capital Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Capital Stock, such fair market value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

    "Independent Financial Advisor" means a qualified accounting, appraisal or investment banking firm of national standing that does not, and whose directors, officers and employees and Affiliates do not, have a direct or indirect financial interest in the Company.

    "Interest Swap Obligations" means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

    "Investment" means, with respect to any Person:

    (a) any direct or indirect advance, loan or other extension of credit (including, without limitation, a guarantee) or capital contribution to any other Person (by means of any transfer of cash or

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       other property to others or any payment for property or services for the account or use of others); or

    (b) any purchase or acquisition by such Person of any Capital Stock (or warrants, rights or options to purchase Capital Stock), bonds, notes, debentures or other securities or evidences of Indebtedness issued by, any other Person.

    "Investment" shall exclude extensions of trade credit by the Company and the Restricted Subsidiaries on commercially reasonable terms in accordance with normal trade practices of the Company or such Restricted Subsidiary, as the case may be. If the Company or any Restricted Subsidiary sells or otherwise disposes of any Capital Stock of any Restricted Subsidiary (the "Referent Subsidiary") such that, after giving effect to any such sale or disposition the Referent Subsidiary shall cease to be a Restricted Subsidiary, the Company shall be deemed to have made an Investment on the date of any such sale or disposition equal to the fair market value of the Capital Stock of the Referent Subsidiary not sold or disposed of.

    "Investment Securities" means marketable securities of a Person (other than an Affiliate or joint venture of the Company or any Restricted Subsidiary) acquired by the Company or any of its Restricted Subsidiaries in the ordinary course of its specialist or related businesses.

    "Issue Date" means the first date of issuance of the initial notes.

    "LaBranche" means LaBranche & Co., a New York limited partnership, or any other Wholly-Owned Subsidiary registered as a broker-dealer under the Exchange Act which succeeds to the business of LaBranche & Co.

    "Legal Defeasance" has the meaning set forth under "--Legal Defeasance and Covenant Defeasance."

    "Lien" means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

    "Maturity Date" has the meaning set forth under "--Principal, Maturity and Interest."

    "Net Cash Proceeds" means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents, including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest), received by the Company or any of the Restricted Subsidiaries from such Asset Sale net of:

    (a) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, sales commissions and relocation expenses);

    (b) taxes paid or payable after taking into account any reduction in consolidated tax liability due to available tax credits or deductions and any tax sharing arrangements;

    (c) repayments of Indebtedness secured by the property or assets subject to such Asset Sale that is required to be repaid in connection with such Asset Sale; and

    (d) appropriate amounts to be determined by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale.

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    "Net Proceeds Offer" has the meaning set forth under "--Certain
Covenants--Limitation on Asset Sales."

    "Net Proceeds Offer Amount" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "Net Proceeds Offer Payment Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "Net Proceeds Offer Trigger Date" has the meaning set forth under "--Certain Covenants--Limitation on Asset Sales."

    "Note Purchase Agreements" has the meaning set forth under "--Excess Cash Flow Offer."

    "NYSE" means the New York Stock Exchange, Inc. or any successor operator of the New York Stock Exchange.

    "NYSE Net Capital" means, at any time, the "net capital" of LaBranche computed in accordance with Rule 326(a) of the NYSE (or any successor provision).

    "NYSE Required Net Capital" means, at any time, the minimum amount of NYSE Net Capital necessary at such time in order to permit LaBranche to "expand its business" pursuant to Rule 326(a) of the NYSE (or any successor provision).

    "NYSE Required Regulatory Capital" means, at any time, the minimum net capital requirements prescribed under Rule 104 of the NYSE (or any successor provision).

    "Obligations" means all obligations for principal, premium, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any indebtedness.

    "Payment Blockage Notice" has the meaning set forth under "--Subordination."

    "Permitted Holders" means:

    (a) individually or a combination of any of the following individuals:
       George M.L. LaBranche, IV, James G. Gallagher, Alfred O. Hayward, Jr., Vincent J. Flaherty or Michael J. Naughton;

    (b) a spouse of any of the Person, referred to in clause (a) or any of his or her lineal descendants;

    (c) the trustee(s) of any trust established solely for any of the Persons referred to in clause (a) or (b);

    (d) any organization to which contributions by any of the Persons referred to in clause (a), (b) or (c) are deductible for federal income, estate or gift tax purposes or any split-interest trust described in Section 4947 of the Internal Revenue Code of 1986, as amended, provided that, in each case, such Person is a trustee or a member of the board of directors, trustees or other governing body or group having the ultimate authority, inter alia, to vote, dispose or direct the voting or disposition of Capital Stock of the Company held by such Person; and

    (e) a corporation of which a majority of the voting power of its outstanding Capital Stock is beneficially owned by, or a partnership or limited liability company of which a majority of the partnership or limited liability company interests entitled to vote and participate in the management of the partnership or limited liability company are beneficially owned by, a Person described in clause (a), (b), (c) or (d).

    "Permitted Indebtedness" means, without duplication, each of the following:

    (a) Indebtedness under the initial notes (including exchange notes issued therefor);

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    (b) Indebtedness of the Company and the Restricted Subsidiaries Incurred
       pursuant to working capital facilities (including, without limitation, the Credit Agreement) in an amount not to exceed 70% of the market value of the Investment Securities securing such facilities constituting equity securities listed on the NYSE or the NASDAQ National Market System, less the amount of any permanent prepayments or reductions of commitments in respect of any such Indebtedness made pursuant to "--Certain Covenants--Limitation on Asset Sales";

    (c) Indebtedness of the Company and the Restricted Subsidiaries outstanding on the Issue Date (excluding Indebtedness under the Credit Agreement) reduced by the amount of any scheduled amortization payments or mandatory prepayments when actually paid or permanent reductions thereon;

    (d) Permitted Subordinated Indebtedness Incurred after the Issue Date not to exceed $50.0 million at any one time outstanding;

    (e) Interest Swap Obligations of the Company covering Indebtedness of the Company and Interest Swap Obligations of any Restricted Subsidiary covering Indebtedness of such Restricted Subsidiary; provided, however, that such Interest Swap Obligations are entered into to protect the Company and the Restricted Subsidiaries from fluctuations in interest rates on Indebtedness incurred in accordance with the Indenture to the extent the notional principal amount of such Interest Swap Obligations does not exceed the principal amount of the indebtedness to which such Interest Swap Obligations relates;

    (f) Indebtedness under Currency Agreements; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and the Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

    (g) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary for so long as the Indebtedness is held by the Company or a Restricted Subsidiary, in each case subject to no Lien held by a Person other than the Company or a Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien in respect of such Indebtedness, such Indebtedness shall be deemed to be Incurred on such date and not constitute Permitted Indebtedness under this clause (g);

    (h) Indebtedness of the Company to a Restricted Subsidiary, provided that:

       (1) any Indebtedness of the Company to any Restricted Subsidiary is subordinate in right of payment to the exchange notes, and

       (2) if as of any date any Person other than a Restricted Subsidiary owns or holds any such Indebtedness or any Person holds a Lien in respect of such Indebtedness, such date shall be deemed the date of Incurrence of Indebtedness not constituting Permitted Indebtedness by the Company;

    (i) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar installment inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such indebtedness is extinguished within five business days of Incurrence;

    (j) Indebtedness of the Company or any of the Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers' compensation clams, payment obligations in connection with self-insurance or similar requirements in the ordinary course of business;

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    (k) Refinancing Indebtedness;

    (l) Purchase Money Indebtedness and Capitalized Lease Obligations (and any Indebtedness incurred to Refinance such Purchase Money Indebtedness or Capitalized Lease Obligations) of the Company or any Restricted Subsidiary not to exceed $20.0 million at any one time outstanding;

    (m) additional Indebtedness of the Company or any Restricted Subsidiary in an aggregate principal amount not to exceed $25.0 million at any one time outstanding; and

    (n) the promissory notes issued to the stockholders of Webco
       Securities, Inc. ("Webco") as part of the consideration in the acquisition of Webco by the Company pursuant to the Agreement and Plan of Merger, dated as of January 26, 2000 by and between LaBranche & Co Inc. and Webco (not including any amendments thereto).

    "Permitted Investments" means:

    (a) Investments by the Company or any Restricted Subsidiary in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate into the Company or a Restricted Subsidiary;

    (b) Investments in the Company by any Restricted Subsidiary; provided that any Indebtedness evidencing such Investment is unsecured and subordinate to the exchange notes;

    (c) Investments in cash and Cash Equivalents;

    (d) loans and advances to employees, officers and directors of the Company and the Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $5.0 million at any time outstanding in the aggregate;

    (e) Currency Agreements and Interest Swap Obligations entered into in the ordinary course of the Company's or a Restricted Subsidiary's businesses and otherwise in compliance with the Indenture;

    (f) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers;

    (g) Investments made by the Company or the Restricted Subsidiaries as a result of noncash consideration received in connection with an Asset Sale made in compliance with the covenant described under "--Certain Covenants--Limitation on Asset Sales";

    (h) Investments in Investment Securities (including borrowings or loans of Investment Securities) in the ordinary course of business of the Company and its Restricted Subsidiaries; or

    (i) additional Investments not to exceed $10.0 million at any one time outstanding in the aggregate.

    "Permitted Junior Securities" means:

    (a) Equity Interests in the Company; or

    (b) debt securities that are subordinated to all Senior Debt and any debt securities issued in exchange for Senior Debt to substantially the same extent, as, or to a greater extent than, the exchange notes are subordinated to Senior Debt under the Indenture.

    "Permitted Liens" means the following types of Liens:

    (a) Liens for taxes, assessments or governmental charges or claims either:

       (1) not delinquent; or

       (2) contested in good faith by appropriate proceedings and as to which the Company or any Restricted Subsidiary shall have set aside on its books such reserves as may be required pursuant to GAAP;

    (b) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title, in each case arising in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

    (c) Liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

    (d) judgment Liens not giving rise to an Event of Default so long as such Lien is adequately bonded and any appropriate legal proceedings which may have been duly initiated for the review of such judgment shall not have been finally terminated or the period within which such proceedings may be initiated shall not have expired;

    (e) easements, rights-of-way, zoning restrictions, minor defects or irregularities in title and other similar charges or encumbrances in respect of real property not impairing in any material respect the ordinary conduct of the business of the Company or any Restricted Subsidiary;

    (f) any interest or title of a lessor under any Capitalized Lease Obligation; provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

    (g) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person's obligations in respect of bankers' acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

    (h) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

    (i) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual or warranty requirements of the Company or any of the Restricted Subsidiaries, including rights of offset and set-off;

    (j) leases or subleases in respect of real property or equipment granted to others not interfering in any material respect with the ordinary conduct of the business of the Company or any Restricted Subsidiary;

    (k) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods; and

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    (l) normal and customary rights of setoff upon deposits of cash in favor of banks or other depositary institutions.

    "Permitted Subordinated Indebtedness" means Indebtedness of the Company Incurred at a time when no Default or Event of Default has occurred and is continuing:

    (a) which matures at least 91 days after the final maturity date for the exchange notes and is not prior to that time:

       (1) mandatorily redeemable, or

       (2) exchangeable for Indebtedness other than Permitted Subordinated Indebtedness pursuant to a sinking fund obligation or otherwise or upon the occurrence of any event,

    (b) which has a Weighted Average Life greater than that of the exchange notes;

    (c) which is subordinate in right of payment to the exchange notes with payment blockage rights in favor of the note holders equivalent to those set forth in the Indenture for Senior Debt; and

    (d) the proceeds of which are loaned by the Company to LaBranche pursuant to clause (g) of the definition of Permitted Indebtedness and a subordinated loan agreement (as defined in Appendix D to Rule 15c3-1) for use by LaBranche for net capital purposes and properly accounted for by LaBranche as Commission Net Capital and NYSE Net Capital; provided that any subordination of the loan by the Company will apply only to the extent required to permit the loan to qualify as Commission Net Capital and NYSE Net Capital.

    "Person" means an individual, partnership, corporation, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

    "Preferred Stock" of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

    "Pro Rata Share" means, with respect to a note holder, a fraction equal to the quotient of (x) the aggregate principal amount of initial notes or exchange notes then held by such note holder divided by (y) the aggregate principal amount of initial notes and exchange notes then outstanding.

    "Purchase Money Indebtedness" means Indebtedness of the Company or any Restricted Subsidiary incurred for the purpose of financing all or any part of the purchase price or the cost of construction or improvement of any property, provided that the aggregate principal amount of such Indebtedness does not exceed such purchase price or cost.

    "Qualified Capital Stock" means any Capital Stock that is not Disqualified Capital Stock.

    "Reference Date" has the meaning set forth under "--Certain
Covenants--Limitation on Restricted Payments."

    "Refinance" means in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. "Refinanced" and "Refinancing" shall have correlative meanings.

    "Refinancing Indebtedness" means any Refinancing by the Company or any Restricted Subsidiary of Indebtedness incurred in accordance with "--Certain Covenants--Limitation on the Incurrence of

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Additional Indebtedness" (other than Permitted Indebtedness) or clause (a) or
(c) of the definition of "Permitted Indebtedness," in each case that does not:

    (a) result in an increase in the aggregate principal amount of any Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium reasonably necessary to Refinance such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing); or

    (b) create Indebtedness with:

       (1) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced or

       (2) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; provided that if such Indebtedness being Refinanced is Indebtedness of the Company, then such Refinancing Indebtedness shall be Indebtedness solely of the Company.

    "Registration Rights Agreement" means the Registration Rights Agreement dated the Issue Date by and among the Company and Donaldson, Lufkin & Jenrette Securities Corporation, Salomon Smith Barney Inc. and ABN AMRO Incorporated, as Initial Purchasers.

    "Replacement Assets" means assets and property that will be used in the business of the Company and/or its Restricted Subsidiaries as such business is then being conducted (including Capital Stock of a Person that becomes a Wholly Owned Restricted Subsidiary).

    "Restricted Payment" has the meaning set forth under "--Certain Covenants--Limitations on Restricted Payments."

    "Restricted Subsidiary" means any Subsidiary of the Company that has not been designated by the Board of Directors of the Company, by a Board Resolution delivered to the Trustee, as an Unrestricted Subsidiary pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such Designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "Revocation" has the meaning set forth under "--Certain
Covenants--Limitation on Designations of Unrestricted Subsidiaries."

    "Rule 15c3-1" means Rule 15c3-1 under the Exchange Act (or any successor provision).

    "Sale and Leaseback Transaction" means any direct or indirect arrangement with any Person or to which any such Person is a party, providing for the leasing to the Company or a Restricted Subsidiary of any property, whether owned by the Company or any Restricted Subsidiary at the Issue Date or later acquired, which has been or is to be sold or transferred by the Company or such Restricted Subsidiary to such Person or to any other Person from whom funds have been or are to be advanced by such Person on the security of such Property.

    "Securities Act" means the Securities Act of 1933, as amended, or any successor statute or statutes thereto, and the rules and regulations of the Commission promulgated thereunder.

    "Senior Debt" means:

    (a) all Indebtedness outstanding under Credit Facilities and all Interest Swap Obligations with respect thereto;

    (b) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the exchange notes; and

    (c) all Obligations with respect to the items listed in the preceding clauses (a) and (b).

    Notwithstanding anything to the contrary in the preceding, Senior Debt will not include:

       (1) any liability for federal, state, local or other taxes owed or owing by the Company or any of its Subsidiaries;

       (2) any Indebtedness of the Company to any of its Subsidiaries or other Affiliates;

       (3) any trade payables;

       (4) any Indebtedness that is incurred in violation of the Indenture;

       (5) Disqualified Capital Stock; or

       (6) any Indebtedness that, when Incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company.

    "SIPA" means the Securities Investor Protection Act of 1970, as amended, or any successor statute or statutes thereto, and the rules and regulations of promulgated thereunder.

    "Significant Subsidiary" means, with respect to any Person, any Restricted Subsidiary of such Person that satisfies the criteria for a "significant subsidiary" set forth in Section 1.02(w) of Regulation S-X under the Securities Act as in effect on the Issue Date, except that all references to 10% in
Section 1.02(w) shall be changed to 5%.

    "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency unless such contingency has occurred).

    "Subsidiary" with respect to any Person, means:

    (a) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

    (b) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

    "Surviving Entity" has the meaning set forth under "--Certain
Covenants--Merger, Consolidation and Sale of Assets."

    "Transaction Date" has the meaning set forth in the definition of "--Consolidated Fixed Charge Coverage Ratio."

    "Unrestricted Subsidiary" means any Subsidiary of the Company designated as such pursuant to and in compliance with the covenant described under "--Certain Covenants--Limitation on Designations of Unrestricted Subsidiaries." Any such designation may be revoked by a Board Resolution of the Company delivered to the Trustee, subject to the provisions of such covenant.

    "Weighted Average Life to Maturity" means, when applied to any Indebtedness at any date, the number of years obtained by dividing:

    (a) the then outstanding aggregate principal amount of such Indebtedness into

    (b) the sum of the total of the products obtained by multiplying:

       (1) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

       (2) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

    "Wholly Owned Restricted Subsidiary" of the Company means any Restricted Subsidiary of which all the outstanding voting securities (other than in the case of a Subsidiary not organized under the laws of a State of the United States, directors' qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned directly or indirectly by the Company or any Wholly Owned Restricted Subsidiary.

BOOK-ENTRY, DELIVERY AND FORM

    The exchange notes will be issued in the form of a global note (the "Global Note"). The Global Note will be deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of DTC or its nominee. Except as set forth below, the Global Note may be transferred in whole and not in part, only to DTC or another nominee of DTC. Investors may hold their beneficial interests in the Global Note directly through DTC if they have an account with DTC or indirectly through Euroclear System ("Euroclear") or Cedel Bank, N.A. ("Cedel Bank"), organizations which have accounts with DTC.

    Exchange notes that are issued as described below under "Certificated Exchange Notes" will be issued in definitive form. Upon the transfer of an exchange note in definitive form, such exchange note will, unless the Global Note has previously been exchanged for exchange notes in definitive form, be exchanged for an interest in the Global Note representing the principal amount of exchange notes being transferred.

CERTAIN BOOK-ENTRY PROCEDURES FOR THE GLOBAL NOTE

    The descriptions of the operations and procedures of DTC, Euroclear and Cedel Bank set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. The Company takes no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

    DTC has advised the Company that it is:

    - a limited purpose trust company organized under the laws of the State of New York,

    - a "banking organization" within the meaning of the New York Banking Law,

    - a member of the Federal Reserve System,

    - a "clearing corporation" within the meaning of the Uniform Commercial Code, as amended and

    - a "clearing agency" registered pursuant to Section 17A of the Exchange
      Act.

    DTC was created to hold securities for its participants (collectively, the "Participants") and facilitates the clearance and settlement of securities transactions between Participants through electronic book-entry changes to the accounts of Participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC Participants include securities brokers and dealers (including the initial purchasers), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC's system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the "Indirect Participants") that clear through or maintain a custodial relationship with a Participant, either directly or indirectly. Investors who are not Participants may beneficially own securities held by or on behalf of DTC only through Participants or Indirect Participants.

    The Company expects that pursuant to procedures established by DTC

    - upon deposit of the Global Note, DTC will credit the accounts of Participants with an interest in the Global Note, and

    - ownership of the exchange notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of Participants) and the records of Participants and the Indirect Participants (with respect to the interests of persons other than Participants).

    The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the exchange notes represented by a Global Note to such persons may be limited. In addition, because DTC can act only on behalf of its Participants, who in turn act on behalf of persons who hold interests through Participants, the ability of a person having an interest in exchange notes represented by a Global Note to pledge or transfer such interest to persons or entities that do not participate in DTC's system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

    So long as DTC or its nominee is the registered owner of the Global Note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by the Global Note for all purposes under the Indenture. Except as provided below, owners of beneficial interests in the Global Note will not be entitled to have exchange notes represented by such Global Note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the Indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the Trustee thereunder. Accordingly, each holder owning a beneficial interest in the Global Note must rely on the procedures of DTC and, if such holder is not a Participant or an Indirect Participant, on the procedures of the Participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the Indenture of such Global Note. The Company understands that under existing industry practice, in the event that the Company requests any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in the Global Note desires to take any action that DTC, as the holder of such Global Note, is entitled to take, DTC could authorize the Participants to take such action and the Participants would authorize holders owning through such Participants to take such action or would otherwise act upon the instruction of such holders. Neither the Company nor the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of exchange notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such exchange notes.

    The Company expects that DTC or its nominee, upon receipt of any payment of principal or interest on the Global Note, will credit Participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Note as shown on the records of DTC or its nominee. The Company also expects that payments by Participants to owners of beneficial interests in the Global Note held through such Participants will be governed by standing instructions and customary practices and will be the responsibility of such Participants. The Company will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the Global Note for any exchange note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests or for any other aspect of the relationship between DTC and Participants or the relationship between such Participants and the owners of beneficial interests in the Global Note owning through such Participants.

    Transfers between Participants will be effected in accordance with DTC's procedures, and will be settled in same-day funds. Transfers between participants in Euroclear or Cedel Bank will be effected in the ordinary way in accordance with their respective rules and operating procedures.

    Cross-market transfers between Participants, on the one hand, and Euroclear or Cedel Bank participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel Bank, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel Bank, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Cedel Bank, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel Bank participants may not deliver instructions directly to the depositaries for Euroclear or Cedel Bank.

    Because of time zone differences, the securities account of a Euroclear or Cedel Bank participant purchasing an interest in a Global Note from a Participant will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel Bank participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel Bank) immediately following the settlement date of DTC. Cash received in Euroclear or Cedel Bank as a result of sales of interests in the Global Note by or through a Euroclear or Cedel Bank participant to a Participant will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel Bank cash account only as of the business day for Euroclear or Cedel Bank following DTC's settlement date.

    Although DTC, Euroclear and Cedel Bank have agreed to the foregoing procedures to facilitate transfers of interests in the Global Note among participants in DTC, Euroclear and Cedel Bank, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC, Euroclear or Cedel Bank or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

CERTIFICATED EXCHANGE NOTES

    If:

    - DTC (1) notifies the Company that it is no longer willing or able to act as a depositary and the Company fails to appoint a successor depositary or
      (2) ceases to be registered as a clearing agency under the Exchange Act;

    - the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of exchange notes in certificated form; or

    - at the request of DTC, if there shall have occurred and be continuing an event of default with respect to the exchange notes,

then, upon surrender by DTC of the Global Note, certificated exchange notes in definitive form in denominations of U.S. $1,000 and integral multiples thereof will be issued to each person that DTC identifies as the beneficial owner of the exchange notes represented by the Global Note. Upon any such issuance, the Trustee is required to register such certificated exchange notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto. Subject to the foregoing, the Global Note is not exchangeable, except for a Global Note of the same aggregate denomination to be registered in the name of DTC or its nominee.

    Neither the Company nor the Trustee shall be liable for any delay by DTC or any Participant or Indirect Participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes, including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued.

REGISTRATION RIGHTS; LIQUIDATED DAMAGES

    We entered into a Registration Rights Agreement with the initial purchasers concurrently with the issuance of the initial notes. You may obtain a copy of the agreement by calling or writing to us at One Exchange Plaza, New York, New York 10006; (212) 425-1144. Under the agreement, we also agreed to file a registration statement relating to the exchange offer of which this prospectus is a part with the SEC by May 1, 2000 and use our best efforts to have it declared effective at the earliest possible time. We also agreed to use our best efforts to cause the registration statement to be effective continuously, to keep the exchange offer open for a period of not less than 20 business days and to cause the exchange offer to be consummated no later than the 30th business day after it is declared effective by the SEC. Pursuant to the exchange offer, certain holders of the initial notes which constitute "transfer restricted securities" may exchange their transfer restricted securities for registered exchange notes. To participate in the exchange offer, each holder must represent that it is not our affiliate, that it is not engaged in, and does not intend to engage in, and has no arrangement or understanding with any person to participate in, a distribution of the exchange notes that are issued in the exchange offer, and that it is acquiring the exchange notes in the exchange offer in its ordinary course of business.

    We will file with the SEC a shelf registration statement to register for public resale the transfer restricted securities held by any such holder who provides us with certain information for inclusion in the Shelf Registration Statement if:

    (1) the exchange offer is not permitted by applicable law or SEC policy, or

    (2) any holder of initial notes which are transfer restricted securities notifies us prior to the 20th business day following the consummation of the exchange offer that

       (a) it is prohibited by law or SEC policy from participating in the exchange offer,

       (b) it may not resell the exchange notes acquired by it in the exchange offer to the public without delivering a prospectus, and the prospectus contained in the registration statement is not appropriate or available for such resales by it, or

       (c) it is a broker-dealer and holds initial notes acquired directly from us or any of our affiliates.

    The term "transfer restricted securities" means each initial note or exchange note, until the earliest of the date which:

    - the initial note is exchanged in the exchange offer for a new note in the exchange offer which can be publicly resold by the holder without complying with prospectus delivery requirements of the Securities Act of 1933;

    - the resale of the initial note is effectively registered under the Securities Act and disposed of in accordance with the shelf registration statement;

    - the initial note is publicly distributed under Rule 144; or

    - the exchange note is disposed of by a broker-dealer pursuant to the "Plan of Distribution."

    The following events are considered registration defaults. We will pay liquidated damages if:

    (1) we fail to file the exchange offer registration statement, of which this prospectus is a part, by May 1, 2000;

    (2) the exchange offer registration statement is not declared effective by the SEC by June 30, 2000;

    (3) we fail to consummate the exchange offer by the 30th day after the registration statement relating to the exchange offer becomes effective;

    (4) we are obligated to file the shelf registration statement and we fail to file it with the SEC on or before the 60(th) day after our filing obligation arises;

    (5) we are obligated to file the shelf registration statement and it is not declared effective on or before the 120(th) day after our filing obligation arises; or

    (6) the exchange offer registration statement or the shelf registration statement, as the case may be, is declared effective but thereafter ceases to be effective or usable for its intended purpose, without being succeeded immediately by a post-effective amendment to the registration statement that cures this failure and is declared effective immediately.

    If a registration default occurs, we will be obligated to pay as liquidated damages to each holder of transfer restricted securities an amount equal to $.05 per week per $1,000 in principal amount of transfer restricted securities held by each holder for each week or portion of a week that the registration default continues for the first 90 day period immediately following the occurrence of the registration default. The amount of liquidated damages will increase by an additional $.05 per week per $1,000 in principal amount of transfer restricted securities with respect to each subsequent 90-day period until all registration defaults have been cured, up to a maximum of liquidated damages of $.50 per week per $1,000 in principal amount of transfer restricted securities. We be shall not be required to pay liquidated damages for more than one registration default at any given time. Liquidated damages will cease to accrue upon the cure of registration defaults.

    Upon completion of the exchange offer, subject to certain exceptions, holders of initial notes who do not exchange their initial notes for exchange notes in the exchange offer will no longer be entitled to registration rights and will not be able to offer or sell their initial notes, unless the initial notes are subsequently registered under the Securities Act (which, subject to certain limited exceptions, we will have no obligation to do), except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. See "Risk Factors--If you do not participate in the exchange offer, you will continue to be subject to transfer restrictions."

                       DESCRIPTION OF OTHER INDEBTEDNESS

    The following summarizes the principal terms of the other indebtedness of LaBranche & Co Inc., LaBranche & Co. and LaB Investing Co. L.L.C. Copies of the material agreements relating to the other existing indebtedness have been filed with the SEC and the description below is qualified in its entirety by reference to the agreements. See "Available Information."

LABRANCHE'S SENIOR NOTES

    On August 24, 1999, we issued $100.0 million aggregate principal amount of 9 1/2% Senior Notes due 2004 in an offering exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act and applicable state securities laws. Salomon Smith Barney Inc. and Donaldson, Lufkin & Jenrette Securities Corporation acted as initial purchasers.

    In December 1999, all the holders of Senior Notes exchanged the Senior Notes for registered Exchange Senior Notes in an exchange offer. The Exchange Senior Notes are identical to the Senior Notes in all respects except that the Exchange Senior Notes are registered under the Securities Exchange Act of 1934, as amended.

    The Exchange Senior Notes accrue interest at 9 1/2% per year. We pay interest on the Exchange Senior Notes on February 15 and August 15 of each year. The Exchange Senior Notes are senior obligations of LaBranche & Co Inc. and rank equally with our existing and future other unsecured senior indebtedness. They rank senior in right of payment to all of our current and future subordinated indebtedness for borrowed money, except existing and future secured indebtedness to the extent of the assets securing such indebtedness. The Exchange Senior Notes are effectively subordinated to the outstanding indebtedness of our existing subsidiaries.

    The Exchange Senior Notes are redeemable, at our option at any time, in whole or in part, at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, to the date of redemption plus a make-whole premium.

    If we sell substantially all our assets or experience specific kinds of changes of control, we must offer to repurchase the Exchange Senior Notes at a price in cash equal to 101% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase.

    The Exchange Senior Notes were issued under an indenture with Firstar Bank, N.A. The indenture contains certain covenants that, among other things, limits our ability to:

    - borrow money;

    - pay dividends on our stock or purchase our stock;

    - make investments in certain subsidiaries;

    - engage in transactions with stockholders and affiliates;

    - create liens on our assets; and

    - sell assets or engage in mergers and consolidations.

LABRANCHE & CO.'S CREDIT AGREEMENT

    In February 2000, the credit agreement between LaBranche & Co. and The Bank of New York was extended until February 2, 2001 and amended in order to increase the credit facility available thereunder from $100.0 million to $200.0 million. Borrowings under the Credit Agreement are secured by a pledge of the investment securities of LaBranche & Co. identified in the Credit Agreement. Loans under the Credit Agreement will bear interest at The Bank of New York's broker loan rate.

    The credit agreement contains covenants that require LaBranche & Co., among other things, to

    - maintain net capital of not less than $150.0 million, and

    - maintain a net worth of not less than $300.0 million.

    The credit agreement also restricts LaBranche & Co.'s ability to incur additional indebtedness, including guarantee liabilities, and certain mortgages or other encumbrances on the assets pledged under the credit agreement.

    LABRANCHE & CO.'S SUBORDINATED DEBT

    LaBranche & Co. has two series of outstanding unsecured senior subordinated notes in the aggregate principal amounts of $20.0 million and $15.0 million, respectively. These notes mature on September 15, 2002 and June 3, 2008, respectively, and bear interest payable quarterly at respective annual rates of 8.17% and 7.69%.

    LaBranche & Co. may prepay, at a premium, all or any part of the senior subordinated notes at any time, provided that the amount prepaid is not less than 5% of the aggregate principal amount of the senior subordinated notes then outstanding.

    Upon the occurrence of a change of control, LaBranche & Co. may, but is not required to, make one irrevocable separate offer to each holder of the senior subordinated notes to prepay all of the senior subordinated notes then held by that holder. The occurrence of a change of control also constitutes an event of acceleration under each of the series of senior subordinated notes.

    Among other things, the agreements relating to the senior subordinated notes, as amended, require that LaBranche & Co. comply with certain covenants, including covenants that

    - restrict the type of businesses in which it may engage;

    - require its net capital to be at least 150% of the net capital required by the NYSE or the SEC and its adjusted partners' capital to be at least $94.0 million; and

    - prohibit it from making certain cash distributions and other restricted payments.

    A failure to make timely payments of principal and/or interest on the senior subordinated notes or the occurrence of certain other events may result in a default under, or an acceleration of, the senior subordinated notes. These events include:

    - the Securities Investor Protection Corporation makes an application stating that the customers of LaBranche & Co. are in need of protection under the Securities Investor Protection Act, and the application is not dismissed within 30 days;

    - the SEC revokes the registration of LaBranche & Co. as a broker-dealer;

    - the NYSE suspends the status of LaBranche & Co. as a member organization; and

    - LaBranche & Co. fails to meet its net capital requirements.

CASH SUBORDINATED LOAN AGREEMENTS


    LaBranche & Co. is a party to a number of separate cash subordinated loan agreements with current employees, former partners and family members or affiliates of current and former partners of the firm. These cash subordinated loan agreements represent junior subordinated debt of LaBranche & Co. The current aggregate principal amount of such subordinated indebtedness is approximately $11.5 million. Approximately $9.4 million of this debt currently bears interest payable quarterly at an annual rate of 10.0%, while two cash subordinated loan agreements representing an aggregate of $2.1 million bear interest payable quarterly at an annual rate of 8.0%. LaBranche & Co. has the option to prepay all or a portion of this debt, subject to the approval of the NYSE and the satisfaction of applicable regulatory net capital requirements. The indebtedness represented by these cash subordinated loan agreements generally matures one year from the date of issuance, subject to automatic rollover for additional one-year terms, unless notice is given by either party not to renew the term at least seven months prior to the scheduled maturity date. As of May 31, 2000, seven parties have given such notice. On November 30, 2000, we will pay approximately $850,000 and on December 2000, we will pay approximately $3.7 million to satisfy our indebtedness to these seven parties.


    As part of the reorganization of our firm from partnership to corporate form, LaBranche & Co. repaid $5.0 million in satisfaction of one of these cash subordinated loan agreements and incurred $350,000 of subordinated indebtedness pursuant to a new cash subordinated loan agreement in connection with the redemption of a limited partnership interest which bears interest at an annual rate of 8.0%.

NOTE ISSUED TO MILL BRIDGE

    In connection with the reorganization of our firm from partnership to corporate form, we acquired the limited partnership interest in LaBranche & Co. held by Mill Bridge, Inc. for $90.0 million, of which $74.0 million was paid in cash upon the consummation of our Senior Note offering and the initial public offering of our common stock and $16.0 million was satisfied by our issuance of a note payable over three years. This $16.0 million obligation is a senior unsecured obligation of LaBranche & Co Inc. of which $6.0 million is payable on August 24, 2000, $5.0 million is payable on August 24, 2001 and $5.0 million is payable on August 24, 2002, and bears interest at an annual rate of 9.5%. This obligation ranks pari passu with the Exchange Senior Notes.

NOTES ISSUED TO STOCKHOLDERS OF WEBCO

    Under the terms of our agreement to acquire Webco, we issued senior promissory notes in the aggregate principal amount of $3.0 million, each bearing interest at a rate of 10.0% per annum which will rank pari passu with the exchange notes. Of that amount, $500,000 was used to secure Webco's obligation to deliver working capital, as defined, of $18.0 million at the closing. This promissory note has been paid in full upon the final determination of Webco's working capital as of the closing date. The remaining $2.5 million of the aggregate principal amount secures the Webco stockholders' obligation to indemnify us for any breach of their or Webco's representations, warranties and covenants under the agreement, and is due November 9, 2001.

                    UNITED STATES INCOME TAX CONSIDERATIONS

    The following summary describes the material U.S. federal income tax consequences of the exchange of the initial notes for exchange notes that may be relevant to a beneficial owner of initial notes that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise is subject to United States federal income taxation on a net income basis in respect of such initial notes. This summary is based on laws, regulations, rulings and judicial and administrative decisions now in effect, all of which are subject to change. This summary deals only with investors that hold the initial notes as capital assets, and does not address tax considerations applicable to investors that may be subject to special tax rules, such as, but not limited to, banks, tax-exempt entities, insurance companies or dealers in securities or currencies, traders in securities electing to mark to market, persons that hold the initial notes as a position in a "straddle" or conversion transaction, or as part of a "synthetic security" or other integrated financial transaction or persons that have a "functional currency" other than the U.S. dollar.

    The exchange of initial notes for exchange notes pursuant to the exchange offer will not be a taxable event for U.S. federal income tax purposes. As a result, a U.S. holder of an initial note whose initial note is accepted in the exchange offer will not recognize gain or loss on the exchange for U.S. federal income tax purposes. Such holder's tax basis in the exchange notes will be equal to such holder's tax basis in the initial notes exchanged therefor, and the holding period for the exchange notes received pursuant to the exchange offer will include the holder's holding period for the initial notes surrendered therefor.

    Investors should consult their own tax advisors in determining the tax consequences to them, as a result of their individual circumstances, of the exchange of initial notes for exchange notes and of the ownership and disposition of exchange notes received in the exchange offer, including the application of state, local, foreign or other tax laws.

                              PLAN OF DISTRIBUTION


    Each broker-dealer that receives exchange notes for its own account in exchange for initial notes pursuant to the exchange offer, where such initial notes were acquired by such broker-dealer as a result of market making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for initial notes where such initial notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of up to one year, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.


    We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and that participates in a distribution of such exchange notes may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, as amended, and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    For a period of up to six-months, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, including the expenses of one special counsel for all of the holders of the initial notes, other than commissions or concessions of any broker-dealers. We will indemnify the holders of the initial notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

                                 LEGAL MATTERS

    The validity of issuance of the exchange notes offered hereby will be passed upon for LaBranche & Co Inc. by Fulbright & Jaworski L.L.P., New York, New York.

                                    EXPERTS

    The audited financial statements and schedules of LaBranche & Co Inc. and Subsidiaries included in this prospectus have been audited by Arthur Andersen LLP, independent auditors, as stated in their reports appearing herein.

    The 1997 audited financial statements of Henderson Brothers Holdings, Inc. and subsidiary included in this prospectus have been audited by Goldstein Golub Kessler & Company, P.C., independent auditors, as stated in their report appearing herein.


    The 1999 and 1998 audited financial statements and schedules of Henderson Brothers Holdings, Inc. and subsidiary included in this prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.


    The audited financial statements of Webco Securities, Inc. included in this prospectus have been audited by Glasser & Haims, P.C., independent auditors, as stated in their report appearing herein.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

    We have filed with the SEC a registration statement under the Securities Act on Form S-4 with respect to the exchange notes (together with all amendments and exhibits thereto, the "Registration Statement") and are subject to the informational requirements of the Exchange Act and, in accordance therewith, will file reports, proxy statements and other information with the SEC. For further information with respect to LaBranche & Co Inc., please refer to the Registration Statement and the exhibits and schedules filed as a part of the Registration Statement. Statements contained in this prospectus as to the contents of any contract, agreement of any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement. Each such statement is qualified in all respects by such reference to such exhibit. A copy of the Registration Statement, including exhibits and schedules thereto, may be inspected without charge and obtained at prescribed rates at the Public Reference Section of the SEC at its principal offices, located at 450 Fifth Street, N.W., Washington, D.C. 20549, and may be inspected without charge at the regional offices of the SEC located at Seven World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Registration Statement, including the exhibits and schedules thereto, is also available at the SEC's site on the World Wide Web at http://www.sec.gov.

                         INDEX TO FINANCIAL STATEMENTS


                                                              PAGE
                                                              ----
LABRANCHE & CO INC. AND SUBSIDIARIES PRO FORMA CONDENSED
  CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)
  Pro Forma Condensed Consolidated Financial Information
    (unaudited) Overview....................................  F-3
  Pro Forma Condensed Consolidated Statement of Operations
    for the Year Ended
    December 31, 1999 (unaudited)...........................  F-6
  Pro Forma Condensed Consolidated Statement of Operations
    for the Three Months Ended
    March 31, 2000 (unaudited)..............................  F-7
  Notes to Pro Forma Condensed Consolidated Financial
    Information (unaudited).................................  F-8
LABRANCHE & CO INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED
  FINANCIAL STATEMENTS (UNAUDITED)
  Condensed Consolidated Statements of Financial Condition
    as of
    March 31, 2000 (unaudited) and December 31, 1999........  F-10
  Condensed Consolidated Statements of Operations
    (unaudited) for the Three Months Ended
    March 31, 2000 and March 31, 1999.......................  F-11
  Condensed Consolidated Statements of Changes in
    Stockholders' Equity (unaudited) for the Three Months
    Ended March 31, 2000 and March 31, 1999.................  F-12
  Condensed Consolidated Statements of Cash Flows
    (unaudited) for the Three Months Ended
    March 31, 2000 and March 31, 1999.......................  F-13
  Notes to Condensed Consolidated Financial Statements
    (unaudited).............................................  F-14
LABRANCHE & CO INC. AND SUBSIDIARIES CONSOLIDATED FINANCIAL
  STATEMENTS
  Report of Independent Public Accountants..................  F-19
  Consolidated Statements of Financial Condition as of
    December 31, 1999 and 1998..............................  F-20
  Consolidated Statements of Operations for the Years Ended
    December 31, 1999, 1998 and 1997........................  F-21
  Consolidated Statements of Changes in Stockholders'
    Equity/Members' Capital for the Years Ended December 31,
    1999, 1998 and 1997.....................................  F-22
  Consolidated Statements of Cash Flows for the Years Ended
    December 31, 1999, 1998 and 1997........................  F-23
  Notes to Consolidated Financial Statements................  F-24
LABRANCHE & CO INC. (PARENT COMPANY ONLY) CONDENSED
  FINANCIAL STATEMENTS
  Condensed Statements of Financial Condition as of December
    31, 1999 and 1998.......................................  F-34
  Condensed Statements of Operations for the Years Ended
    December 31, 1999, 1998 and 1997........................  F-35
  Condensed Statements of Changes in Stockholders'
    Equity/Members' Capital for the Years Ended December 31,
    1999, 1998 and 1997.....................................  F-36
  Condensed Statements of Cash Flow for the Years Ended
    December 31, 1999, 1998 and 1997........................  F-37
  Note to Condensed Financial Statements....................  F-38
HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
  CONSOLIDATED FINANCIAL STATEMENTS
  Independent Auditors' Report..............................  F-39
  Report of Independent Public Accountants..................  F-40
  Consolidated Statements of Financial Condition as of
    December 31, 1999 and 1998..............................  F-41
  Consolidated Statements of Income for the years ended
    December 31, 1999, 1998 and 1997........................  F-42
  Consolidated Statements of Cash Flows for the years ended
    December 31, 1999, 1998 and 1997........................  F-43

                                                              PAGE
                                                              ----
  Consolidated Statements of Changes in Stockholders' Equity
    for the years ended December 31, 1999, 1998 and 1997....  F-44
  Notes to Consolidated Financial Statements................  F-45
HENDERSON BROTHERS HOLDINGS, INC. FINANCIAL STATEMENTS
  SCHEDULE--PARENT COMPANY ONLY CONDENSED FINANCIAL
  STATEMENTS
  Independent Auditors' Report..............................  F-50
  Condensed Statements of Financial Condition as of December
    31, 1999 and 1998.......................................  F-51
  Condensed Statements of Income for the Years Ended
    December 31, 1999 and 1998..............................  F-52
  Condensed Statements of Cash Flows for the Years Ended
    December 31, 1999 and 1998..............................  F-53
  Condensed Statements of Changes in Stockholders' Equity
    for the Years Ended December 31, 1999 and 1998..........  F-54
  Notes to Condensed Financial Statements...................  F-55
HENDERSON BROTHERS HOLDINGS, INC. (PARENT COMPANY ONLY)
  CONDENSED FINANCIAL STATEMENTS
  Condensed Statement of Income for the Year Ended December
    31, 1997................................................  F-56
  Condensed Statement of Cash Flows for the Year Ended
    December 31, 1997.......................................  F-57
  Condensed Statement of Changes in Stockholders' Equity for
    the Year Ended December 31, 1997........................  F-58
  Note to Condensed Financial Statements....................  F-59
WEBCO SECURITIES, INC. FINANCIAL STATEMENTS
  Report of Independent Public Accountants..................  F-60
  Balance Sheet as of October 31, 1999 and 1998.............  F-61
  Statements of Revenue and Expenses and Retained Earnings
    for the Years Ended October 31, 1999, 1998 and 1997.....  F-62
  Statements of Cash Flows for the Years Ended October 31,
    1999, 1998 and 1997.....................................  F-63
  Statements of Changes in Stockholders' Equity for the
    Years Ended October 31, 1999, 1998 and 1997.............  F-64
  Notes to Financial Statements.............................  F-65

             PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
                                  (UNAUDITED)
                                    OVERVIEW

GENERAL


    The following pro forma condensed consolidated financial information is based on the historical consolidated financial statements of LaBranche &
Co Inc. and Subsidiaries (together the "Company") after giving effect to the reorganization and related transactions to convert from a partnership to corporate form (the "Reorganization Transactions"), the completed acquisitions of Henderson Brothers Holdings, Inc. ("Henderson Brothers") and Webco Securities, Inc. ("Webco") including (i) the application of proceeds of the offering of the senior subordinated notes as payment for the Henderson Brothers acquisition and a portion of the cash purchase price for the Webco acquisition and (ii) the issuance of senior promissory notes and common stock and the payment of the remaining cash purchase price in connection with the purchase of Webco (the "Acquisition Transactions"). The Reorganization Transactions and the Acquisition Transactions are described in greater detail below. The pro forma consolidated statement of operations for the year ended December 31, 1999 presents the results of the Company as if the Reorganization Transactions and the Acquisition Transactions occurred on January 1, 1999. The pro forma condensed consolidated statement of operations for the three months ended
March 31, 2000 presents the results of the Company as if the Acquisition Transactions occurred on January 1, 2000.


    The pro forma condensed consolidated financial information has been prepared by the Company's management and is not necessarily indicative of the results that would have been achieved had the Reorganization Transactions and the Acquisition Transactions occurred on the dates indicated or that may be achieved in the future. The unaudited pro forma financial information should be read in conjunction with the audited historical financial statements of the Company, Henderson Brothers and Webco included elsewhere in this prospectus.

REORGANIZATION TRANSACTIONS

    On August 24, 1999, the Company completed an initial public offering of common stock and concurrently completed the following Reorganization
Transactions:

    - The limited partners of LaBranche & Co. redeemed their interests for $140.2 million in cash, a $16.0 million note, $350,000 of subordinated indebtedness and 558,666 shares of common stock of LaBranche & Co Inc. with a value of $7.8 million, for a total purchase price of $164.4 million.

    - The members of LaB Investing Co. L.L.C. exchanged their membership interests in LaB Investing Co. L.L.C. for $9.0 million in cash and 34,816,334 shares of common stock of LaBranche & Co Inc.

    - $5.0 million of subordinated debt at an interest rate of 10.0% was repaid.

    In addition, simultaneously with the initial public offering, LaBranche & Co Inc. incurred indebtedness with a principal amount of $100.0 million.

    Prior to the reorganization, as a limited liability company, LaB Investing Co. L.L.C. was not subject to federal or state income taxes, but was subject to New York City unincorporated business tax. Subsequent to the reorganization, the Company is subject to federal, state and local income taxes.

                                  (UNAUDITED)
                                    OVERVIEW

    The redemption of limited partnership interests was accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital accounts was allocated to intangible assets with corresponding respective lives as follows:

INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $ 93.6    40 years
Trade Name................................................     26.6    40 years
Goodwill..................................................      7.2    15 years
                                                             ------
                                                             $127.4
                                                             ======


RECENT ACQUISITIONS



    The Company accounted for the acquisitions of Henderson Brothers and Webco under the purchase method of accounting. Accordingly, the Company established a new basis of accounting for Henderson Brothers and Webco's assets and liabilities based upon their fair values and the purchase price including the costs associated with the acquisitions. The purchase accounting adjustments made in connection with the development of pro forma condensed consolidated financial statements are preliminary and have been made solely for purposes of developing such pro forma consolidated financial information. The Company finalized the purchase accounting in its financial statements for the three months ended
March 31, 2000. The pro forma adjustments do not reflect any operating efficiencies or cost savings that may be achieved with respect to the combined company.



    Actual compensation expense for Henderson Brothers and Webco has been adjusted for eighteen employees who were extended employment contracts. No other compensation adjustments have been made in connection with the development of the pro forma condensed consolidated results of operations. Additionally, compensation expense for the year ended December 31, 1999 includes $8.2 million for three employees of Henderson Brothers and five employees of Webco who retired upon the completion of the acquisitions. Accordingly, management believes the pro forma compensation expense may not reflect future cost savings once comprehensive compensation policies are implemented for the combined companies.



    Under the terms of the Henderson Brothers agreement, the Company acquired the outstanding capital stock of Henderson Brothers for approximately
$228.4 million in cash. Pursuant to the agreement, Henderson Brothers was required to deliver at the closing, a minimum working capital, as defined in the agreement, of $49.0 million and 19 NYSE memberships. The excess of the purchase price over fair value of approximately $204.9 million was allocated to intangible assets with the corresponding respective lives as follows:



INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $ 87.7    40 years
Goodwill..................................................    117.2    15 years
                                                             ------
                                                             $204.9
                                                             ======



    Under the terms of the Webco agreement, the Company acquired Webco for
2.8 million shares of the Company's common stock, approximately $11.0 million in cash and senior promissory notes in the aggregate of $3.0 million, each bearing interest at 10% per annum. Pursuant to the agreement, Webco was obligated to deliver a minimum working capital, as defined, of $18.0 million. The excess of the

                                  (UNAUDITED)
                                    OVERVIEW


purchase price over fair value of approximately $28.8 million was allocated to intangible assets with the corresponding respective lives as follows:



INTANGIBLE ASSET                                             AMOUNT      LIFE
----------------                                            --------   --------
Specialist Stock Listing..................................   $  9.8    36 years
Goodwill..................................................     19.0    15 years
                                                             ------
                                                             $ 28.8
                                                             ======


    With respect to both of the acquisitions, the allocation of purchase price and determination of useful lives was based upon an independent appraisal as of a preliminary date. The useful life of the specialist stock list was determined based upon analysis of historical turnover characteristics of the specialist stocks.


    The Company incurred indebtedness with a principal amount of $250.0 million. The proceeds of the indebtedness, net of a discount of approximately $4.3 million and estimated issuance costs of approximately
$6.9 million, were used for the acquisition of Henderson Brothers and partially for the acquisition of Webco and to pay related transaction costs of both acquisitions.

                              LABRANCHE & CO INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1999
                                  (UNAUDITED)
                     (000'S OMITTED, EXCEPT PER SHARE DATA)



                                                                PRO FORMA        PRO FORMA
                                                               ADJUSTMENTS        ADJUSTED
                                                                 FOR THE          FOR THE          (I)          (I)
                                                              REORGANIZATION   REORGANIZATION     WEBCO      HENDERSON
                                                 HISTORICAL    TRANSACTIONS     TRANSACTIONS    SECURITIES    BROTHERS
                                                 ----------   --------------   --------------   ----------   ----------
REVENUES:
  Net gain on principal transactions...........    150,971                         150,971         7,474       52,470
  Commissions..................................     37,222                          37,222         5,714       23,663
  Other........................................     12,844                          12,844           555        5,956
                                                  --------       -------          --------       -------      -------
    Total revenues.............................    201,037            --           201,037        13,743       82,089
                                                  --------       -------          --------       -------      -------
EXPENSES:
  Employee compensation and related benefits...     34,268        25,214 (a)        59,482         7,912       43,263
  Lease of exchange memberships................      8,416                           8,416           392
  Interest.....................................      8,286         6,160 (b)        15,144                      4,178
                                                                   1,002 (c)
                                                                      18 (d)
                                                                    (322)(e)
  Amortization of intangibles..................      4,623         2,243 (f)         6,866
  Exchange, clearing and brokerage fees........      3,709                           3,709           609        1,765
  Occupancy....................................      1,411                           1,411           119          217
  Communications...............................      1,193                           1,193                        137
  Legal and professional fees..................      1,622                           1,622                        887
  Other........................................      3,041                           3,041           537        6,974
                                                  --------       -------          --------       -------      -------
    Total expenses before Managing Directors'
      compensation, Limited Partners' interest
      in earnings of subsidiary and taxes......     66,569        34,315           100,884         9,569       57,421
                                                  --------       -------          --------       -------      -------
    Income before Managing Directors'
      compensation, Limited Partners' interest
      in earnings of subsidiary and taxes......    134,468       (34,315)          100,153         4,174       24,668
MANAGING DIRECTORS' COMPENSATION...............     56,191       (56,191)(g)            --            --           --
                                                  --------       -------          --------       -------      -------
    Income before limited partners' interest in
      earnings of sub and provision for
      taxes....................................     78,277        21,876           100,153         4,174       24,668
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY...................................     25,344       (25,344)(h)            --            --           --
                                                  --------       -------          --------       -------      -------
    Income before provision for income taxes...     52,933        47,220           100,153         4,174       24,668
PROVISION FOR INCOME TAXES.....................     23,899        22,266            46,165         1,914       12,317
                                                  --------       -------          --------       -------      -------
    Net income.................................   $ 29,034       $24,954          $ 53,988       $ 2,260      $12,351
                                                  ========       =======          ========       =======      =======
    Pro forma weighted average shares
      outstanding..............................     40,443
                                                  ========
    Pro forma basic and diluted net earnings
      per share................................   $   0.72
                                                  ========

                                                                     PRO FORMA
                                                   PRO FORMA         ADJUSTED
                                                  ADJUSTMENTS         FOR THE
                                                    FOR THE       REORGANIZATION
                                                  ACQUISITION     AND ACQUISITION
                                                  TRANSACTIONS     TRANSACTIONS
                                                 --------------   ---------------
REVENUES:
  Net gain on principal transactions...........                       210,915
  Commissions..................................                        66,599
  Other........................................                        19,355
                                                    --------          -------
    Total revenues.............................           --          296,869
                                                    --------          -------
EXPENSES:
  Employee compensation and related benefits...       (6,197)(k)      104,460
  Lease of exchange memberships................                         8,808
  Interest.....................................       31,078 (l)       46,712
                                                         250 (m)
                                                      (3,938)(n)

  Amortization of intangibles..................       11,647 (o)       18,513
  Exchange, clearing and brokerage fees........                         6,083
  Occupancy....................................                         1,747
  Communications...............................                         1,330
  Legal and professional fees..................                         2,509
  Other........................................                        10,552
                                                    --------          -------
    Total expenses before Managing Directors'
      compensation, Limited Partners' interest
      in earnings of subsidiary and taxes......       32,840          200,714
                                                    --------          -------
    Income before Managing Directors'
      compensation, Limited Partners' interest
      in earnings of subsidiary and taxes......      (32,840)          96,155
MANAGING DIRECTORS' COMPENSATION...............                            --
                                                    --------          -------
    Income before limited partners' interest in
      earnings of sub and provision for
      taxes....................................      (32,840)          96,155
LIMITED PARTNERS' INTEREST IN EARNINGS OF
  SUBSIDIARY...................................           --               --
                                                    --------          -------
    Income before provision for income taxes...      (32,840)          96,155
PROVISION FOR INCOME TAXES.....................       (8,138)(p)       52,258
                                                    --------          -------
    Net income.................................     $(24,702)         $43,897
                                                    ========          =======
    Pro forma weighted average shares
      outstanding..............................                        48,675
                                                                      =======
    Pro forma basic and diluted net earnings
      per share................................                       $  0.90
                                                                      =======

                              LABRANCHE & CO INC.
            PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)
                     (000'S OMITTED, EXCEPT PER SHARE DATA)



                                                                                                    PRO FORMA        PRO FORMA
                                                                                                   ADJUSTMENTS        ADJUSTED
                                                                           (Q)          (R)          FOR THE          FOR THE
                                                                          WEBCO      HENDERSON     ACQUISITION      ACQUISITION
                                                           HISTORICAL   SECURITIES    BROTHERS     TRANSACTIONS     TRANSACTIONS
                                                           ----------   ----------   ----------   --------------   --------------
REVENUES:
  Net gain on principal transactions.....................     65,391       1,972        7,178                          74,541
  Commissions............................................      9,185         712        2,910                          12,807
  Other..................................................      4,114         145         (275)                          3,984
                                                            --------     -------      -------        --------         -------
    Total revenues.......................................     78,690       2,829        9,814              --          91,332
                                                            --------     -------      -------        --------         -------
EXPENSES:
  Employee compensation and related benefits.............     22,782       2,091        6,635           1,085 (k)      32,594
  Lease of exchange memberships..........................      2,557                                                    2,557
  Interest...............................................      6,447          17        1,634           5,027 (l)      11,611
                                                                                                           42 (m)
                                                                                                       (1,557)(n)
  Amortization of intangibles............................      2,754                                    1,996 (o)       4,750
  Exchange, clearing and brokerage fees..................      1,033         191          254                           1,478
  Occupancy..............................................        260                       38                             298
  Communications.........................................        355                       27                             382
  Legal and professional fees............................        361                      350                             711
  Other..................................................      1,708         441          727                           2,876
                                                            --------     -------      -------        --------         -------
    Total expenses before Managing Directors'
      compensation, Limited Partners' interest in
      earnings of subsidiary and taxes...................     38,257       2,741        9,665           6,593          57,256
                                                            --------     -------      -------        --------         -------
    Income before Managing Directors' compensation,
      Limited Partners' interest in earnings of
      subsidiary and taxes...............................     40,433          88          149          (6,593)         34,077
MANAGING DIRECTORS' COMPENSATION.........................         --          --           --                              --
                                                            --------     -------      -------        --------         -------
    Income before Limited Partners' interest in earnings
      of sub and provision for taxes.....................     40,433          88          149          (6,593)         34,077
LIMITED PARTNERS' INTEREST IN EARNINGS OF SUBSIDIARY.....         --          --           --              --              --
                                                            --------     -------      -------        --------         -------
    Income before provision for income taxes.............     40,433          88          149          (6,593)         34,077
PROVISION FOR INCOME TAXES...............................     19,878        (200)         250          (2,168)(p)      17,760
                                                            --------     -------      -------        --------         -------
    Net income...........................................   $ 20,555     $   288      $  (101)       $ (4,425)        $16,317
                                                            ========     =======      =======        ========         =======
    Pro forma weighted average shares outstanding........     46,640                                                   48,675
                                                            ========                                                  =======
    Pro forma basic and diluted net earnings per share...   $   0.44                                                  $  0.34
                                                            ========                                                  =======

                      LABRANCHE & CO INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                  (UNAUDITED)


    a. Employee compensation and benefits was adjusted to reflect managing directors' compensation based on the revised compensation policies which were implemented at the time of the reorganization. Under this policy, a compensation pool of up to 30% of pre-tax income is set aside for managing directors and other employees. The pro forma compensation adjustment reflects managing directors' compensation, which is comprised of an annual base salary of approximately $8.5 million (34 managing directors at $250,000), and the remaining balance as bonus. The pro forma adjustment also includes compensation expenses related to employee restricted stock awards of $14.8 million which vest over 5 years and result in an annual expense of approximately $3.0 million. The pro forma adjustment does not include any other compensation expenses related to employees who are not managing directors.



    b. Reflects the interest expense for the $100.0 million of senior notes, issued on August 24, 1999, based upon an interest rate of 9.5%.



    c. Reflects the interest expense for the $16.0 million senior note, issued on August 24, 1999, based on an interest rate of 9.5%.



    d. Reflects the interest expense for the $350,000 of subordinated indebtedness, issued on August 24, 1999, based on an interest rate of 8.0%.



    e. Reflects the reversal of the actual interest expense, incurred prior to the reorganization, related to the $5.0 million of subordinated indebtedness repaid, based on an interest rate of 10.0%.



    f. Reflects the amortization of intangibles, on a straight line basis, related to the redemption of limited partners' interest.



    g. Managing directors' compensation was adjusted to reverse the actual amounts recorded prior to the reorganization.



    h. Reflects reversal of actual limited partners' interest in earnings of subsidiary prior to the reorganization.



    i. Reflects the historical results of operations of Webco for the year ended October 31, 1999.



    j. Reflects the historical results of operations of Henderson Brothers for the year ended December 31, 1999.



    k. Employee compensation and benefits was adjusted to reverse actual compensation paid to Henderson Brothers and Webco employees based upon new compensation arrangements which were implemented at the time of the closing. Eighteen Henderson Brothers and Webco employees will be added to the LaBranche & Co Inc. Annual Incentive Plan and were paid a base annual compensation and bonus as described in Note l above.



    l. Reflects the interest expense for the $250.0 million of principal amount of senior subordinated notes, including the accretion of approximately $4.3 million of discount and the amortization of $6.9 million of debt issuance costs based on an effective interest rate of approximately 13.0%. This excludes any payment made pursuant to an Excess Cash Flow Offer.



    m. Reflects the interest expense for $2.5 million of the $3.0 million senior promissory notes, assuming that $500,000 aggregate amount of such promissory notes is paid within less than one year, at an interest rate of 10.0%.



    n. Reflects the reversal of the actual interest expense incurred for the repayment of Henderson Brothers' subordinated debt.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

        NOTES TO PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

                                  (UNAUDITED)


    o. Reflects the amortization of intangibles, on a straight line basis, related to the acquisitions of Henderson Brothers and Webco.



    p. Reflects the consolidated federal, state and local taxes for the combined company at an estimated tax rate of approximately 46%, including the deferred tax benefit related to the amortization of the deferred tax liability established in connection with the recording of the specialist stock listings at the respective estimated life of the intangible assets.



    q. Reflects the historical results of operations of Webco for the two month period ended February 29, 2000.



    r. Reflects the historical results of operations of Henderson Brothers for the period ended March 2, 2000.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
            CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                                (000'S OMITTED)



                                                                        AS OF
                                                              --------------------------
                                                               MARCH 31,    DECEMBER 31,
                                                                 2000           1999
                                                              -----------   ------------
                                                              (UNAUDITED)
                           ASSETS
CASH AND CASH EQUIVALENTS...................................    $ 81,165      $ 83,774
CASH SEGREGATED UNDER FEDERAL REGULATIONS...................       6,368            --
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL.............      59,600        25,422
RECEIVABLE FROM BROKERS AND DEALERS.........................     119,378        37,497
RECEIVABLE FROM CUSTOMERS...................................       1,465            --
SECURITIES OWNED, at market value:
  Corporate equities........................................     164,085       148,563
  United States Government obligations......................       1,488         1,471
  Other.....................................................       4,605         2,515
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market value...      20,000        20,700
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of $52,000
  and $9,200, respectively).................................      50,300         6,300
OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
  accumulated depreciation and amortization of $1,403 and
  $1,250, respectively......................................       1,839         1,355
INTANGIBLE ASSETS, net of accumulated amortization
  Specialist Stock List.....................................     189,587        92,789
  Trade Name................................................      26,174        26,340
  Goodwill..................................................     185,701        51,212
OTHER ASSETS................................................      18,799         7,187
                                                                --------      --------
Total assets................................................    $930,554      $505,125
                                                                ========      ========
            LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Payable to brokers and dealers..............................    $ 16,866      $  7,726
Payable to customers........................................       6,094            --
Securities sold, but not yet purchased, at market value.....      59,057        36,900
Accounts payable and other accrued expenses.................      35,826        17,538
Income taxes payable........................................      79,057         7,959
                                                                --------      --------
                                                                 196,900        70,123
                                                                --------      --------
LONG TERM DEBT..............................................     361,556       115,822
                                                                --------      --------
SUBORDINATED LIABILITIES
Exchange memberships, at market value.......................      20,000        20,700
Other subordinated indebtedness.............................      46,508        46,508
                                                                --------      --------
                                                                  66,508        67,208
                                                                --------      --------
PREFERRED STOCK, $.01 par value, 10,000,000 shares
  authorized; none issued and outstanding...................          --            --
COMMON STOCK, $.01 par value, 200,000,000 shares authorized;
  48,675,352 and 45,875,000 shares issued and outstanding
  for March 31, 2000 and December 31, 1999, respectively....         487           459
ADDITIONAL PAID-IN-CAPITAL..................................     261,806       228,771
RETAINED EARNINGS...........................................      43,297        22,742
                                                                --------      --------
                                                                 305,590       251,972
                                                                --------      --------
Total liabilities and stockholders' equity..................    $930,554      $505,125
                                                                ========      ========


         The accompanying notes are an integral part of these condensed consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                                  (UNAUDITED)
                     (000'S OMITTED EXCEPT PER SHARE DATA)



                                                                 FOR THE THREE
                                                                 MONTHS ENDED
                                                                   MARCH 31,
                                                              -------------------
                                                                2000       1999
                                                              --------   --------
REVENUES:
  Net gain on principal transactions........................  $65,391    $36,366
  Commissions...............................................    9,185      8,270
  Other.....................................................    4,114      2,985
                                                              -------    -------
      Total revenues........................................   78,690     47,621
                                                              -------    -------
EXPENSES:
  Employee compensation and related benefits................   22,782      4,741
  Interest..................................................    6,447      1,099
  Depreciation and amortization of intangibles..............    2,754        847
  Lease of exchange memberships.............................    2,557      2,073
  Exchange, clearing and brokerage fees.....................    1,033      1,007
  Other.....................................................    2,684      1,328
                                                              -------    -------
Total expenses before managing directors' compensation and
limited partners' interest in earnings of subsidiary and
provision for income taxes..................................   38,257     11,095
                                                              -------    -------
Income before managing directors' compensation and limited
partners' interest in earnings of subsidiary and provision
for income taxes............................................   40,433     36,526

MANAGING DIRECTORS' COMPENSATION............................       --     23,100

Income before limited partners' interest in earnings of
subsidiary and provision for income taxes...................   40,433     13,426

LIMITED PARTNERS' INTEREST IN EARNINGS OF SUBSIDIARY........       --     10,445

Income before provision for income taxes....................   40,433      2,981
PROVISION FOR INCOME TAXES..................................   19,878      1,400
                                                              -------    -------
Net income..................................................  $20,555    $ 1,581
                                                              =======    =======
Diluted weighted average shares outstanding.................   46,640     35,618

Basic and diluted earnings per share........................  $  0.44    $  0.04



              The accompanying notes are an integral part of these
                       condensed consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
      CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                   FOR THE THREE MONTHS ENDED MARCH 31, 2000
                                  (UNAUDITED)
                       (000'S OMITTED EXCEPT SHARE DATA)


                                              COMMON STOCK
                                          ---------------------     ADDITIONAL      RETAINED
                                            SHARES      AMOUNT    PAID-IN CAPITAL   EARNINGS    TOTAL
                                          ----------   --------   ---------------   --------   --------
Balance at December 31, 1999............  45,875,000     $459         $228,771      $22,742    $251,972
Net income..............................          --       --               --       20,555      20,555
Compensation related to restricted stock
  units.................................          --       --              746           --         746
Issuance of common stock for Webco
  acquisition...........................   2,799,984       28           32,285           --      32,313
Issuance of common stock to directors...         368                         4                        4
                                          ----------     ----         --------      -------    --------
BALANCE, MARCH 31, 2000.................  48,675,352     $487         $261,806      $43,297    $305,590
                                          ==========     ====         ========      =======    ========

         The accompanying notes are an integral part of this condensed consolidated statement.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                                (000'S OMITTED)


                                                               THREE MONTHS ENDED
                                                              ---------------------
                                                              MARCH 31,   MARCH 31,
                                                                2000        1999
                                                              ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $  20,555   $  1,581
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Depreciation and amortization...........................      2,984        968
    Compensation expense related to stock based
      compensation..........................................        750         --
  Change in assets and liabilities:
    Securities purchased under agreements to resell.........    (34,178)   (19,900)
    Receivable from brokers and dealers.....................    (81,881)    20,995
    Receivable from customers...............................     (1,465)        --
    Corporate equities......................................    (15,522)   (22,697)
    United States Government obligations....................        (17)       (19)
    Other securities owned..................................     (2,090)      (140)
    Other assets............................................    (11,611)    (1,188)
    Payable to brokers and dealers..........................      9,140     39,150
    Payable to customers....................................      6,094         --
    Securities sold, but not yet purchased..................     22,157    (48,454)
    Payable to Henderson stockholders.......................      1,484         --
    Accounts payable and other accrued expenses.............     16,804     19,365
    Taxes payable...........................................      9,412         --
                                                              ---------   --------
      Net cash used in operating activities.................    (57,384)   (10,339)
                                                              ---------   --------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Net cash received from Webco acquisition..................      8,370         --
  Net cash paid on Henderson acquisition....................   (192,422)        --
  Payments for office equipment and leasehold
    improvements............................................       (498)       (62)
                                                              ---------   --------
      Net cash used in investing activities.................   (184,550)       (62)
                                                              ---------   --------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net cash received from issuance of senior subordinated
    debt....................................................    245,693         --
  Proceeds from contributions of capital....................         --     10,586
  Payments for distributions of capital.....................         --     (4,627)
  Issuance of subordinated indebtedness.....................         --      2,185
                                                              ---------   --------
      Net cash provided by financing activities.............    245,693      8,144
                                                              ---------   --------
      Increase/(Decrease) in cash and cash equivalents......      3,759     (2,257)
                                                              ---------   --------
CASH AND CASH EQUIVALENTS, beginning of period..............     83,774      4,722
CASH AND CASH EQUIVALENTS, end of the period................  $  87,553   $  2,465
                                                              ---------   --------
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest..................................................  $   5,493   $  2,959
  Income taxes..............................................     13,000      2,100
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES:
  Acquisitions:
    Intangibles assets......................................    171,936         --
    Other assets............................................     33,863
    Liabilities.............................................     61,774         --
    Common stock issuance...................................     32,313         --
  Increase in additional paid in capital related to stock
    based compensation......................................        750         --


         The accompanying notes are an integral part of these condensed consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES



              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



                                  (UNAUDITED)



1. ORGANIZATION AND DESCRIPTION OF BUSINESS



    The condensed consolidated financial statements include the accounts of LaBranche & Co Inc., a Delaware corporation (the 'Holding Company'), and its subsidiaries, LaB Investing Co. L.L.C., a New York limited liability company ('LaB Investing'), LaBranche & Co., a New York limited partnership ('LaBranche'), and Henderson Brothers Holding, Inc., a Delaware corporation ('Henderson Brothers', collectively with the Holding Company, LaB Investing and LaBranche, the 'Company'). LaB Investing is the sole general partner of LaBranche and has a partnership interest in LaBranche & Co. of 84.1%. The Holding Company is the sole limited partner of LaBranche and owns the remaining partnership interest of 15.9%. The Holding Company is also the sole member of LaB Investing, thereby providing the Holding Company with 100.0% ownership in LaBranche. LaBranche operates primarily as a specialist in certain equity securities listed on the New York Stock Exchange, Inc. ('NYSE').



    On August 24, 1999, the Company reorganized from partnership to corporate form and completed its initial public offering. In that offering, the Company sold 10,500,000 shares of common stock and received net proceeds of $134.8 million. Concurrently with the offering, the Company issued $100.0 million aggregate principal amount of Senior Notes.



2. INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL INFORMATION



    The unaudited interim condensed consolidated financial information as of March 31, 2000 and for the three months ended March 31, 2000 and 1999 are presented in the accompanying condensed consolidated financial statements. The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial information. The unaudited interim condensed consolidated financial information reflects all adjustments, which are, in the opinion of management, necessary for a fair presentation of the results for such periods. This interim condensed consolidated financial information as of March 31, 2000 should be read in conjunction with the audited consolidated financial statements and notes thereto as of December 31, 1999 included in the Company's Form 10-K filed with the Securities and Exchange Commission ('SEC') on March 30, 2000, as amended. Results of the interim periods are not necessarily indicative of results to be obtained for a full fiscal year.



3. INCOME TAXES



    Prior to its conversion to corporate form, the Company operated as a partnership and generally was not subject to U.S. federal and state income taxes. The earnings of the Company, however, were subject to local unincorporated business taxes. The members of LaB Investing and the limited partners of LaBranche were taxed on their respective proportionate shares of LaBranche's taxable income or loss. Effective with its conversion from partnership to corporate form on August 24, 1999, the Company became subject to U.S. federal, state and local corporate income taxes. The Company accounts for taxes in accordance with Statement of Financial Accounting Standards ('SFAS') No. 109, 'Accounting for Income Taxes', which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities relate to stock-based compensation, amortization of intangibles and differences in the

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)



3. INCOME TAXES (CONTINUED)


accounting and tax basis of certain assets acquired. The Company's effective tax rate for the three months ended March 31, 2000 differs from the federal statutory rate primarily due to non-deductible amortization of intangibles. The components of provision for income taxes reflected on the condensed consolidated statements of operations are set forth below (000's omitted):



                                                           THREE MONTHS ENDED   THREE MONTHS ENDED
                                                               MARCH 31,            MARCH 31,
                                                                  2000                 1999
                                                                  ----                 ----
Current federal, state and local taxes...................       $18,634               $   --
Deferred tax provision...................................           144                   --
Unincorporated business tax..............................         1,100                1,400
                                                                -------               ------
  Total provision for income taxes.......................       $19,878               $1,400
                                                                =======               ======



4. REGULATORY REQUIREMENTS



    LaBranche, a specialist and member of the NYSE and subsidiary of the Holding Company, is subject to SEC Rule 15c3-1 adopted and administered by the NYSE and the SEC. LaBranche is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.



    As of March 31, 2000 (unaudited) and as of December 31, 1999, LaBranche's net capital, as defined under SEC Rule 15c3-1, was $275.7 million and $161.4 million, respectively, and exceeded minimum requirements by $273.0 million and $159.9 million, respectively. LaBranche's aggregate indebtedness to net capital ratio was .15 to 1 and .13 to 1, respectively.



    The NYSE generally requires members registered as specialists to maintain a minimum dollar regulatory capital amount in order to establish that they can meet, with their own net liquid assets, their position requirement.



    As of March 31, 2000 (unaudited) and as of December 31, 1999, LaBranche's NYSE minimum required dollar amount of net liquid assets, as defined, was $284.3 million and $93.6 million, respectively, compared to actual net liquid assets, as defined, of $293.1 million and $175.9 million, respectively.



5. ACQUISITIONS DURING FIRST QUARTER 2000



    Effective March 2, 2000, the Holding Company acquired all the outstanding capital stock of Henderson Brothers, which in turn wholly owns Henderson Brothers, Inc., a specialist on the NYSE, for an aggregate purchase price of approximately $228.4 million. The acquisition was accounted for under the purchase method of accounting. The results of Henderson Brothers' operations have been included in the Company's condensed consolidated financial statements since March 2, 2000. The

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)



5. ACQUISITIONS DURING FIRST QUARTER 2000 (CONTINUED)


excess of purchase price over fair value of approximately $204.9 million was allocated to intangible assets with corresponding respective lives as follows:



                                                         ORIGINAL
                                                          AMOUNT         LIFE
                                                      --------------   --------
Specialist Stock List...............................  $ 87.7 million   40 years
Goodwill............................................   117.2 million   15 years
                                                      --------------   --------
                                                      $204.9 million
                                                      ==============



    Effective March 9, 2000, the Holding Company acquired, through a merger, Webco Securities, Inc. ('Webco'), a specialist on the NYSE, for an aggregate purchase price of $11.0 million in cash, $3.0 million in senior promissory notes and 2.8 million shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting. The results of the NYSE specialist's operations formerly conducted by Webco have been included in the Company's condensed consolidated financial statements since March 9, 2000. The excess of purchase price over fair value of approximately $28.8 million was allocated to intangible assets with corresponding respective lives as follows:



                                                         ORIGINAL
                                                          AMOUNT         LIFE
                                                       -------------   --------
Specialist Stock List................................  $ 9.8 million   36 years
Goodwill.............................................   19.0 million   15 years
                                                       -------------
                                                       $28.8 million
                                                       =============



6. COMMITMENTS



    During February 2000, LaBranche increased and extended its committed line of credit with a U.S. commercial bank from $100.0 million to $200.0 million through February 2, 2001.



    Minimum rental commitments under existing non-cancelable leases for office space and equipment are as follows:



YEAR ENDING DECEMBER 31:
------------------------
2000........................................................  1,000,756
2001........................................................  1,082,358
2002........................................................  1,026,650
2003........................................................    807,750
2004........................................................    807,750
Thereafter..................................................  3,372,000



    These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)



7. EARNINGS PER SHARE



    Earnings per share ('EPS') are computed in accordance with SFAS No. 128, 'Earnings Per Share'. Basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding. Diluted EPS includes the determinants of basic EPS and, in addition, gives effect to dilutive potential common shares. For purposes of determining weighted average shares outstanding for periods prior to the Company's reorganization from partnership to corporate form, the outstanding shares were determined based on the conversion ratio of members' capital to common stock issued to the members upon reorganization.



    The computations of basic and diluted EPS are set forth below (000's omitted, except per share data):



                                                               THREE MONTHS     THREE MONTHS
                                                                  ENDED            ENDED
                                                              MARCH 31, 2000   MARCH 31, 1999
                                                              --------------   --------------
Numerator for basic and Diluted earnings per share--net
  income....................................................      $20,555          $ 1,581
Denominator for basic Earnings per share--Weighted-average
  number of common shares...................................       46,552           35,618
  Restricted stock units....................................           88               --
                                                                  -------          -------
Denominator for diluted Earnings per share -Weighted-average
  number of common shares...................................       46,640           35,618
                                                                  =======          =======
Basic earnings per share....................................      $  0.44          $  0.04
Diluted earnings per share..................................      $  0.44          $  0.04



    Under the treasury stock method of accounting, restricted stock units representing 976,747 shares of common stock and options to purchase an aggregate of 1,200,000 shares of common stock were not included in the calculation of diluted earnings per share due to their antidilutive effect. In addition, restricted stock units representing 87,908 shares of common stock were included in the calculation of diluted earnings per share due to their dilutive effect.



8. EMPLOYEE STOCK INCENTIVE AWARDS



    On August 18, 1999, restricted stock units with respect to 1,059,000 shares of common stock were granted to employees who were not managing directors with an issue cost of $0 to the employees and a fair market value of $14 per share. In October 1999 and March 2000, respectively, restricted stock units for an additional 3,600 and 2,055 shares of common stock were issued to two different employees with an issue cost of $0 to the employees and a fair market value of $9.50 and $13.69 per share. The restricted stock units, which are subject to continuing service with the Company and other restrictions, will generally vest in three annual installments commencing on the third anniversary of the grant date. Compensation expense is being recognized over the five-year vesting period on a straight-line basis. For the three months ended March 31, 2000, the Company recorded compensation expense and a credit to additional paid-in capital of approximately $746,000 related to these restricted stock units.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                                  (UNAUDITED)



9. ISSUANCE OF SENIOR SUBORDINATED NOTES



    In connection with the acquisitions of Henderson Brothers and Webco, the Holding Company issued $250.0 million aggregate principal amount of Senior Subordinated Notes (the 'Notes') that bear interest at a rate of 12.0% annually and mature on March 2, 2007. The carrying value of the Notes as of March 31, 2000 was $245.7 million. The discount on the Notes is being amortized as an adjustment to interest expense over the life of the Notes. Debt issuance costs incurred as a result of the Note offering were approximately $6.9 million, which are also being amortized as an adjustment to interest expense over the life of the Notes. Interest expense incurred for the period ended March 31, 2000 was approximately $2.5 million. The indenture covering the Notes includes certain covenants that, among other things, limit the Company's ability to borrow money, pay dividends or repurchase stock, make investments, engage in transactions with stockholders and affiliates, create liens on assets, and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions.



    The Notes also require the Company, within 150 days after the end of each fiscal year, to offer to redeem from all holders of the Notes a principal amount equal to the Excess Cash Flow at a price equal to 103% of the principal amount being offered for purchase plus accrued and unpaid interest, if any, to the date of redemption. Each holder is entitled to be offered a pro rata share based upon his or her ownership percentage of the outstanding Notes. Excess Cash Flow is defined for this purpose as 40% of the amount by which the Company's consolidated EBITDA exceeds the sum of the Company's interest expense, tax expense, increase in net capital or net liquid asset requirements, capital expenditures, any cash payments related to acquisitions of NYSE specialists and any cash payments related to the Company's principal payments of certain other indebtedness.



10. PRO FORMA FINANCIAL INFORMATION



    The following 1999 pro forma consolidated results give effect to the Company's August 1999 reorganization from partnership to corporate form and related transactions, which include the acquisition of LaBranche's limited partnership interests, and the application of the net proceeds from the Company's August 1999 initial public offering and Senior Note offering (the 'Reorganization Transactions') as if the Reorganization Transactions occurred as of January 1, 1999. In addition, the 1999 pro forma consolidated results give effect to the acquisition of all the outstanding capital stock of Henderson Brothers, the acquisition of Webco and the issuance of the Notes as if they occurred as of January 1, 1999. The 2000 pro forma consolidated results give effect to the March 2000 acquisitions of Henderson Brothers and Webco and the issuance of the Notes as if they all occurred as of January 1, 2000. The pro forma impact on revenues, pre-tax income and earnings are as follows (000's omitted, except per share data):



                                                        PERIODS ENDED MARCH 31,
                                                       -------------------------
                                                          2000          1999
                                                          ----          ----
                                                       (PRO FORMA)   (PRO FORMA)
Revenues.............................................    $91,332       $72,891
Pre-Tax Income.......................................     34,077        27,437
Net Income...........................................     16,317        12,921
EPS..................................................    $  0.34       $  0.34

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

    To the Stockholders of

    LaBranche & Co Inc. and Subsidiaries:

    We have audited the accompanying consolidated statements of financial condition of LaBranche & Co Inc. and Subsidiaries (collectively, the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity/members' capital and cash flows for each of the three years in the period ended December 31, 1999. These financial statements and the condensed financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of LaBranche & Co Inc. and Subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.


    Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The parent company only condensed financial statements appearing on pages F-34 through F-38 are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. Such statements have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


    /s/ Arthur Andersen LLP

    New York, New York

    January 24, 2000

                      LABRANCHE & CO INC. AND SUBSIDIARIES
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                       (000'S OMITTED, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                           ASSETS
CASH AND CASH EQUIVALENTS...................................  $ 83,774   $  4,722
SECURITIES PURCHASED UNDER AGREEMENTS TO RESELL.............    25,422     21,100
RECEIVABLE FROM BROKERS, DEALERS AND CLEARING
  ORGANIZATIONS.............................................    33,662     54,808
SECURITIES OWNED, at market value:
  Corporate equities........................................   148,563    114,994
  United States Government obligations......................     1,471      1,468
  Other.....................................................     2,515      1,360
COMMISSIONS RECEIVABLE......................................     3,835      3,009
EXCHANGE MEMBERSHIPS CONTRIBUTED FOR USE, at market value...    20,700     12,250
EXCHANGE MEMBERSHIPS OWNED, at cost (market value of $9,200
  and $4,900, respectively).................................     6,300      6,300

OFFICE EQUIPMENT AND LEASEHOLD IMPROVEMENTS, at cost, less
  accumulated depreciation and amortization of $1,250 and
  $729, respectively........................................     1,355      1,647
INTANGIBLE ASSETS, net of accumulated amortization:
  Specialist Stock List.....................................    92,789         --
  Trade Name................................................    26,340         --
  Goodwill..................................................    51,212     47,532

OTHER ASSETS................................................     7,187      3,011
                                                              --------   --------
    Total assets............................................  $505,125   $272,201
                                                              ========   ========
   LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL

LIABILITIES:
  Payable to brokers and dealers............................  $  7,726   $  3,892
  Securities sold, but not yet purchased, at market value...    36,900     67,896
  Accrued compensation......................................    12,016     17,735
  Accounts payable and other accrued expenses...............     5,522      6,347
  Other liabilities.........................................     7,959      1,341
                                                              --------   --------
                                                                70,123     97,211
                                                              --------   --------
LONG TERM DEBT..............................................   115,822         --
                                                              --------   --------
COMMITMENTS.................................................        --         --
SUBORDINATED LIABILITIES:
  Exchange memberships, at market value.....................    20,700     12,250
  Other subordinated indebtedness...........................    46,508     48,073
                                                              --------   --------
                                                                67,208     60,323
                                                              --------   --------
LIMITED PARTNERS' INTEREST IN SUBSIDIARY....................        --     37,574
                                                              --------   --------
STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL:
Preferred Stock ($.01 par value, 10,000,000 shares
  authorized; none issued and outstanding)..................        --         --
Common stock (par value $.01 per share; 200,000,000 shares
  authorized, 45,875,000 shares issued and outstanding)            459         --
Additional paid-in-capital..................................   228,771         --
Retained earnings...........................................    22,742         --
                                                              --------   --------
Stockholders' equity/members' capital.......................   251,972     77,093
                                                              --------   --------
  Total liabilities and stockholders' equity/members'
    capital.................................................  $505,125   $272,201
                                                              ========   ========

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                     (000'S OMITTED, EXCEPT PER SHARE DATA)

                                                              FOR THE YEARS ENDED DECEMBER 31,
                                                              ---------------------------------
                                                                1999        1998        1997
                                                              ---------   ---------   ---------
REVENUES:
  Net gain on principal transactions........................  $150,971     $95,048     $47,817
  Commissions...............................................    37,222      26,576      15,186
  Other.....................................................    12,844       4,787       4,637
                                                              --------     -------     -------
    Total revenues..........................................   201,037     126,411      67,640
                                                              --------     -------     -------
EXPENSES:
  Employee compensation and benefits........................    34,268      13,921       8,108
  Lease of exchange memberships.............................     8,416       6,568       3,727
  Interest..................................................     8,286       3,577       1,566
  Amortization of intangibles...............................     4,623       2,526         737
  Exchange, clearing and brokerage fees.....................     3,709       2,898       2,042
  Legal and professional fees...............................     1,622         916         620
  Occupancy.................................................     1,411       1,121         465
  Communications............................................     1,193         964         709
  Other.....................................................     3,041       2,285       1,934
                                                              --------     -------     -------
  Total expenses before managing directors' compensation,
    limited partners' interest in earnings of subsidiary and
    provision for income taxes..............................    66,569      34,776      19,908
                                                              --------     -------     -------
  Income before managing directors' compensation, limited
    partners' interest in earnings of subsidiary and
    provision for income taxes..............................   134,468      91,635      47,732
MANAGING DIRECTORS' COMPENSATION............................    56,191      58,783      30,008
                                                              --------     -------     -------
  Income before limited partners' interest in earnings of
    subsidiary and provision for income taxes...............    78,277      32,852      17,724
LIMITED PARTNERS' INTEREST IN EARNINGS OF SUBSIDIARY........    25,344      26,292      14,354
                                                              --------     -------     -------
  Income before provision for income taxes..................    52,933       6,560       3,370
PROVISION FOR INCOME TAXES..................................    23,899       3,900       1,881
                                                              --------     -------     -------
  Net income................................................  $ 29,034     $ 2,660     $ 1,489
                                                              ========     =======     =======
  Weighted average shares outstanding.......................    40,443      24,318      10,329
                                                              ========     =======     =======
  Basic and diluted earnings per share......................  $   0.72     $  0.11     $  0.14
                                                              ========     =======     =======

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS'
                            EQUITY/MEMBERS' CAPITAL
                                (000'S OMITTED)

                                                         COMMON STOCK       ADDITIONAL
                                                      -------------------    PAID-IN     RETAINED   MEMBERS'
                                                       SHARES     AMOUNT     CAPITAL     EARNINGS   CAPITAL     TOTAL
                                                      --------   --------   ----------   --------   --------   --------
BALANCE, December 31, 1996..........................       --    $    --     $     --    $    --    $13,735    $ 13,735
  Net income........................................       --         --           --         --      1,489       1,489
  Contributions to capital..........................       --         --           --         --     28,574      28,574
  Distributions of capital..........................       --         --           --         --     (6,140)     (6,140)
                                                       ------    -------     --------    -------    -------    --------
BALANCE, December 31, 1997..........................       --         --           --         --     37,658      37,658
  Net income........................................       --         --           --         --      2,660       2,660
  Contributions to capital..........................       --         --           --         --     66,563      66,563
  Distributions of capital..........................       --         --           --         --    (29,788)    (29,788)
                                                       ------    -------     --------    -------    -------    --------
BALANCE, December 31, 1998..........................       --         --           --         --     77,093      77,093
  Net income through August 23, 1999................       --         --           --         --      6,292       6,292
  Contributions to capital..........................       --         --           --         --     18,096      18,096
  Distributions of capital..........................       --         --           --         --     (8,095)     (8,095)
                                                       ------    -------     --------    -------    -------    --------
BALANCE, pre-reorganization.........................       --         --           --         --     93,386      93,386
  Exchange of membership interests for shares of
    common stock....................................   35,375        354       93,032         --    (93,386)         --
  Initial public offering of common stock...........   10,500        105      134,689         --         --     134,794
                                                       ------    -------     --------    -------    -------    --------
BALANCE, post-reorganization and initial public
offering............................................   45,875        459      227,721         --         --     228,180
  Net income (August 24, 1999 through December 31,
    1999)...........................................       --         --           --     22,742         --      22,742
  Compensation related to restricted stock units
    granted.........................................       --         --        1,050         --         --       1,050
                                                       ------    -------     --------    -------    -------    --------
  BALANCE, DECEMBER 31, 1999........................   45,875    $   459     $228,771    $22,742    $    --    $251,972
                                                       ======    =======     ========    =======    =======    ========

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (000'S OMITTED)

                                                               FOR THE YEARS ENDED DECEMBER 31,
                                                              ----------------------------------
                                                                 1999        1998        1997
                                                              ----------   ---------   ---------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..................................................  $  29,034     $ 2,660     $ 1,489
  Adjustments to reconcile net income to net cash (used in)
    operating activities-
    Depreciation and amortization...........................      5,348       3,020         909
    Undistributed limited partners interest in earnings of
      subsidiary............................................         --       3,646       1,241
  Compensation related to the restricted stock units........      1,050          --          --
    Deferred tax provision..................................        335          --          --
  Changes in assets and liabilities
    Securities purchased under agreements to resell.........     (4,322)     (6,100)     (8,500)
    Receivable from brokers, dealers and clearing
      organizations.........................................     21,146       3,366     (40,188)
    Corporate equities......................................    (33,569)    (77,967)     (6,338)
    United States government obligations....................         (3)        998           1
    Other securities owned..................................     (1,155)         --          --
    Commissions receivable..................................       (826)         --          --
    Other assets............................................     (4,161)     (1,970)     (2,047)
    Payable to brokers and dealers..........................      3,834       2,231      (2,731)
    Securities sold, but not yet purchased..................    (30,996)     28,569      20,591
    Accrued compensation....................................     (5,719)      8,891      (5,322)
    Accounts payable and other accrued expenses.............     (2,166)      2,379       1,371
    Income taxes payables...................................      7,624          --          --
                                                              ---------     -------     -------
    Net cash (used in) operating activities.................    (14,546)    (30,277)    (39,524)
                                                              ---------     -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Payments for purchases of office equipment and leasehold
    improvements............................................       (228)     (1,550)       (278)
  Payments to limited partners for redemption of
    interests...............................................   (140,186)         --          --
                                                              ---------     -------     -------
    Net cash (used in) investing activities.................   (140,414)     (1,550)       (278)
                                                              ---------     -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of subordinated debt...........      3,435      16,750      28,900
  Repayment of subordinated debt............................     (5,000)         --        (896)
  Net proceeds from the initial public offering.............    134,794          --          --
  Proceeds from the issuance of long term debt..............     99,807          --          --
  Payments to members upon reorganization...................     (9,025)         --          --
  Proceeds from contributions of capital....................     18,096      46,598      10,948
  Payments for distributions of capital.....................     (8,095)    (29,788)     (6,140)
                                                              ---------     -------     -------
    Net cash provided by financing activities...............    234,012      33,560      32,812
                                                              ---------     -------     -------
    Increase (decrease) in cash and cash equivalents........     79,052       1,733      (6,990)
CASH AND CASH EQUIVALENTS, beginning of year................      4,722       2,989       9,979
                                                              ---------     -------     -------
CASH AND CASH EQUIVALENTS, end of year......................  $  83,774     $ 4,722     $ 2,989
                                                              =========     =======     =======
SUPPLEMENTAL DISCLOSURE OF CASH PAID FOR:
  Interest..................................................  $   4,557     $ 8,788     $ 4,360
  Income taxes..............................................  $  17,989     $ 2,244     $ 2,161
SUPPLEMENTAL NON-CASH FINANCING ACTIVITIES
  Excess of purchase price over fair value of assets
    acquired for issuance of membership interest and limited
    partnership interests in subsidiary.....................  $      --     $25,815     $24,980
  Exchange of membership interests for shares of common
    stock...................................................  $  93,386     $    --     $    --
  Issuance of subordinated debt and shares of common stock
    for redemption of limited partner interests upon
    reorganization..........................................  $  23,821     $    --     $    --

 The accompanying notes are an integral part of these consolidated statements.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

    The consolidated financial statements include the accounts of LaBranche &
Co Inc., a Delaware corporation (the "Holding Company"), and its subsidiaries, LaB Investing Co. L.L.C., a New York limited liability company ("LaB Investing"), and LaBranche & Co., a New York limited partnership (collectively, the "Company"). LaB Investing is the sole general partner of LaBranche & Co. and has a partnership interest in LaBranche & Co. of 84.1%. The Holding Company is the sole limited partner of LaBranche & Co. and owns the remaining partnership interest of 15.9%. The Holding Company is also the sole member of LaB Investing, thereby providing the Holding Company with 100.0% ownership in LaBranche & Co. LaBranche & Co. operates primarily as a specialist in certain equity securities listed on the New York Stock Exchange, Inc. ("NYSE").

2. INITIAL PUBLIC OFFERING AND DEBT ISSUANCE

    On August 24, 1999, the Company reorganized from partnership to corporate form, upon the members of LaB Investing exchanging their membership interests for common stock in the Holding Company, and completed its initial public offering. In that offering, the Company sold 10,500,000 shares of common stock and received net proceeds of $134.8 million. Concurrently with the offering, the Company issued $100.0 million aggregate principal amount of senior notes. See
Note 12 for further information regarding the long term debt.

3. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Management does not believe that actual results will differ materially from these estimates.

INTANGIBLE ASSETS

    Intangible assets are comprised of the Company's specialist stock list, trade name, and goodwill from acquisitions and the limited partner buyout that occurred in concurrence with our reorganization to corporate form. The specialist stock list and trade name are being amortized on a straight-line basis over 40 years and the goodwill is being amortized on a straight-line basis over 15 years. The allocation of purchase price and determination of useful lives were based upon an independent appraisal. The useful life of the specialist stock list was determined based upon analysis of historical turnover characteristics of the specialist stocks.

    The Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life may warrant revision or that the remaining balance may not be recoverable. When factors indicate that intangible assets should be evaluated for possible impairment, the Company uses an estimate of undiscounted net income over the remaining life in measuring whether the assets are recoverable.

EXCHANGE MEMBERSHIPS

    Exchange memberships owned by the Company are carried at cost.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Certain members of the Company have contributed the use of 9 memberships on the NYSE to the Company. These memberships are subordinated to claims of general creditors and are carried at market value with a corresponding amount recorded in subordinated liabilities. Lease payments are paid by the Company to its members for the use of the exchange memberships at a rate that is commensurate with the rent paid to nonaffiliated parties for the use of their exchange memberships.

CASH AND CASH EQUIVALENTS

    Cash and cash equivalents consist of cash and highly liquid investments with maturities of less than three months.

SECURITIES TRANSACTIONS

    Securities transactions and the related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, but not yet purchased are reflected at market value and unrealized gains and losses are reflected in net gain on principal transactions. Dividends and Securities and Exchange Commission ("SEC") fees are also included in net gain on principal transactions. Dividend income and expense are recognized on the payable date, which does not differ materially from the ex-date.

DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of office equipment and leasehold improvements.

COLLATERALIZED FINANCING TRANSACTIONS

    Securities purchased and sold under agreements to resell and repurchase, as well as securities borrowed and loaned for which cash is deposited or received, are treated as collateralized financing transactions and are recorded at contract amount.

COLLATERAL

    The Company continues to report assets as owned when they are pledged as collateral in secured financing arrangements and the secured party cannot sell or repledge the assets or the Company can substitute collateral or otherwise redeem it on short notice. The Company continues not to report securities received as collateral in secured financing arrangements because the debtor typically has the right to substitute or redeem the collateral on short notice.

REPORTABLE OPERATING SEGMENT

    The Company considers its present operations to be one reportable segment for purposes of presenting consolidated financial information and for evaluating its performance. The financial statement information presented in the accompanying consolidated financial statements is consistent with the preparation of financial information for the purpose of internal use.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

3. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
MANAGING DIRECTORS' COMPENSATION

    Prior to the reorganization on August 24, 1999 the managing directors of LaBranche & Co. were the members of LaB Investing. LaBranche & Co. paid out substantially all of its earnings as compensation expense to its managing directors. Subsequent to August 24, 1999, the managing directors of the Company are compensated based on an annual salary as well as an incentive based compensation pool which is determined based upon a certain percentage of pre-tax income.

NEW ACCOUNTING PRONOUNCEMENT

    The Financial Accounting Standard Board has issued Statement of Financial Accounting Standards No. 133 ("SFAS No. 133"), "Accounting for Derivative Instruments and Hedging Activities," which is effective for periods beginning after June 15, 2000. Management does not believe the impact of the adoption of SFAS No. 133 on the Company's financial position or results of operations, will be material.

4. RECEIVABLE FROM AND PAYABLE TO BROKERS, DEALERS AND CLEARING ORGANIZATIONS

       The balances presented as receivables from and payables to brokers, dealers and clearing organizations consists of the following at December 31, 1999 and December 31, 1998:

                                                                 FOR THE YEARS
                                                                     ENDED
                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
Receivable from brokers, dealers and clearing organizations:
  Pending trades, net.......................................  $    --    $34,390
  Securities borrowed.......................................   26,230     17,386
  Receivable from clearing organizations....................    3,373      1,813
  Securities failed to deliver..............................      827      1,219
  Other receivables from brokers and dealers................    3,232         --
                                                              -------    -------
                                                              $33,662    $54,808
                                                              =======    =======
Payable to brokers and dealers:
Pending trades, net.........................................  $ 6,435    $    --
Securities failed to receive................................    1,264      3,892
Other payables to brokers and dealers.......................       27         --
                                                              -------    -------
                                                              $ 7,726    $ 3,892
                                                              =======    =======

5. INCOME TAXES

    Prior to its conversion to corporate form, LaBranche & Co. operated as a partnership and generally was not subject to U.S. federal and state income taxes. The earnings of LaBranche & Co., however, were subject to local unincorporated business taxes. The members were taxed on their proportionate share of the partnership's taxable income or loss. Effective with its conversion from partnership to corporate form on August 24, 1999, the Company became subject to U.S. federal, state

                      LABRANCHE & CO INC. AND SUBSIDIARIES

5. INCOME TAXES (CONTINUED)
and local corporate income taxes. The Company accounts for taxes in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which requires the recognition of tax benefits or expenses on temporary differences between the financial reporting and tax bases of its assets and liabilities. Deferred tax assets and liabilities relate to stock-based compensation and amortization of certain intangibles. As a result of its conversion to corporate form, the Company recognized the tax effect of the change in its income tax rate on the earnings attributable to the period from August 24, 1999 to December 31, 1999. The Company's effective tax rate differs from the federal statutory rate primarily due to its conversion to corporate form and non-deductible amortization of intangibles. The components of provision for income taxes reflected on the consolidated statements of operations are set forth below:

                                                                         YEARS ENDED
                                                          DECEMBER 31,   DECEMBER 31,   DECEMBER 31,
                                                              1999           1998           1997
                                                          ------------   ------------   ------------
Current federal, state and local taxes..................     $18,346        $   --         $   --
Unincorporated business tax.............................       5,218         3,900          1,881
Deferred tax provision..................................         335            --             --
                                                             -------        ------         ------
      Total provision for income taxes..................     $23,899        $3,900         $1,881
                                                             =======        ======         ======

6. CAPITAL AND NET LIQUID ASSET REQUIREMENTS

    LaBranche & Co., as a specialist and member of the NYSE, is subject to SEC Rule 15c3-1 as adopted and administered by the NYSE and the SEC. LaBranche & Co. is required to maintain minimum net capital, as defined, equivalent to the greater of $100,000 or 1/15 of aggregate indebtedness, as defined.

    As of December 31, 1999 and 1998, LaBranche & Co.'s net capital, as defined under SEC Rule 15c3-1, was $161.4 million and $86.5 million, respectively, and exceeded minimum requirements by $159.9 million and $85.2 million, respectively. LaBranche & Co.'s aggregate indebtedness to net capital ratio was .13 to 1 and
 .24 to 1, respectively.

    The NYSE also requires members registered as regular specialists to establish that they can meet, with their own net liquid assets, a minimum dollar amount which shall be the greater of $1.0 million or 25% of their position requirement ("Rule 104.2"). In 1998, due to the concentration of LaBranche & Co.'s specialist book, the NYSE required LaBranche & Co. to maintain minimum net liquid assets of the greater of 120% of LaBranche & Co.'s Rule 104.2 position requirement, or $90.0 million, adjusted by the amount of the position requirement for any new stock allocations. The position requirement is the ability to assume positions in stocks in which they are registered of 30,000 shares of each S&P 500 common stock, 22,500 shares in all other common stocks, 4,500 shares in each convertible preferred stock and 1,800 shares in each nonconvertible preferred stock. The term "net liquid assets" for a specialist who also engages in transactions other than specialist activities is based on its excess net capital determined in accordance with SEC Rule 15c3-1.

    As of December 31, 1999 and 1998, LaBranche & Co.'s NYSE minimum required dollar amount of net liquid assets, as defined, was $93.6 million and $90.6 million, respectively, compared to actual net liquid assets, as defined, of $175.9 million and $103.1 million, respectively.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

7. ACQUISITIONS

    Effective July 1, 1997, LaBranche & Co. acquired a portion of the specialist operations of Stern Bros., LLC for an aggregate purchase price of approximately $9.3 million, representing an 8.3% total general partners' interest in LaBranche & Co. The goodwill associated with the acquisition was approximately $7.8 million.

    Effective August 1, 1997, LaBranche & Co. acquired the specialist operations of Ernst, Homans, Ware & Keelips for an aggregate purchase price of approximately $18.5 million, representing general and limited partnership interests totaling 16.4%. The excess purchase price over fair value of net assets acquired was approximately $17.2 million.

    Effective July 1, 1998, LaBranche & Co. acquired the specialist operations of Fowler, Rosenau & Geary, L.L.C. ("Fowler") for an aggregate purchase price of approximately $45.0 million, representing a 22.4% total general and limited partners' interest in LaBranche & Co. The excess purchase price over fair value of net assets acquired was approximately $25.8 million.

    Effective August 24, 1999, the limited partnership interests of $37.1 million in LaBranche & Co. were acquired at an excess purchase price of $127.4 million over the limited partners' capital balances. The redemption of the limited partners' interests is accounted for as a step acquisition under the purchase method of accounting. The excess of purchase price over the limited partners' capital balances was allocated to intangible assets and assigned lives as follows:

                                                        ORIGINAL AMOUNT       LIFE
                                                      -------------------   --------
Specialist Stock List...............................    $ 93.6   million    40 years
Trade Name..........................................      26.6   million    40 years
Goodwill............................................       7.2   million    15 years
                                                      --------
                                                        $127.4   million
                                                      ========

8. COMMITMENTS

    During 1998, LaBranche & Co. secured a $75.0 million committed line of credit with a U.S. commercial bank. The agreement matured on June 25, 1999. In June 1999, the Company amended and extended the committed line of credit to $100.0 million through June 23, 2000.

    Minimum rental commitments under existing noncancellable leases for office space and equipment are as follows:

YEAR ENDING DECEMBER 31:
------------------------
2000...................................................  $ 673,006
2001...................................................    771,750
2002...................................................    801,750
2003...................................................    807,750
2004...................................................    807,750
Thereafter.............................................  3,372,000

    These leases contain escalation clauses providing for increased rentals based upon maintenance and tax increases.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

9. SUBORDINATED LIABILITIES

    LaBranche & Co. is a party to subordinated loan agreements under which it has indebtedness approved by the NYSE for inclusion as net capital, as defined. Interest is payable quarterly at various annual rates. Eleven of the agreements representing $6,823,000 mature within the last six months of 2000 and seven agreements representing $3,385,000 mature within the first six months of 2001. These agreements all have automatic rollover provisions, and each scheduled maturity date will be extended an additional year, unless the lender gives LaBranche & Co. seven months' advance notice that the maturity date will not be extended. Interest expense incurred for the years ended December 31, 1999, 1998 and 1997 on these agreements was approximately $1.1 million, $1.3 million and $1.2 million, respectively. Two of the holders representing $850,000 of subordinated loan agreements maturing in November 2000 have notified
LaBranche & Co. that the scheduled maturity date will not be extended.

    LaBranche & Co. also issued seven notes representing aggregate indebtedness of $20,000,000 which mature on September 15, 2002 and bear interest at an annual rate of 8.17% payable on a quarterly basis. LaBranche & Co. also issued five notes representing aggregate indebtedness of $15,000,000 which mature on June 3, 2008 and bear interest at an annual rate of 7.69% payable on a quarterly basis. These notes are senior to all other subordinated notes of LaBranche & Co. Interest expense incurred for the years ended December 31, 1999, 1998 and 1997 on these notes was approximately $2.8 million, $2.3 million and $340,000, respectively. The agreements covering these subordinated notes require the Company to comply with certain covenants that, among other things, restrict the type of business in which the Company may engage, sets certain net capital levels and prohibits restricted payments.

    LaBranche & Co. also issued a subordinated note for $1,300,000 due March 2, 2001 with an annual rate of 10.0%, payable on a quarterly basis. Interest expense incurred for the year ended December 31, 1999 on the note was approximately $123,333. This agreement has an automatic rollover provision, and the scheduled maturity date will be extended an additional year, unless the lender gives LaBranche & Co. seven months' advance notice that the maturity date will not be extended.

    Exchange memberships contributed pursuant to subordination agreements in the amount of $20,700,000 comprise the remaining subordinated liabilities.

10. EARNINGS PER SHARE

    Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings Per Share". Basic EPS is calculated by dividing net income by the weighted-average number of common shares outstanding. For purposes of determining weighted average shares outstanding for periods prior to the Company's reorganization from partnership to corporate form, the outstanding shares were determined based on the conversion ratio of members' capital to common stock issued to the members upon reorganization.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

10. EARNINGS PER SHARE (CONTINUED)
    The computations of basic and diluted EPS are set forth below (000's omitted, except per share data):

                                                          YEAR ENDED        YEAR ENDED        YEAR ENDED
                                                         DECEMBER 31,      DECEMBER 31,      DECEMBER 31,
                                                             1999              1998              1997
                                                         ------------      ------------      ------------
Numerator for basic and diluted earnings per share-
  net income.......................................         $29,034           $ 2,660           $ 1,489
Denominator for basic and diluted earnings per
  share-weighted-average number of common shares...          40,443            24,318            10,329
Basic and diluted earnings per share...............         $  0.72           $  0.11           $  0.14

    Under the treasury stock method of accounting, restricted stock units representing 1,062,600 shares of common stock and options to purchase an aggregate of 1,200,000 shares of common stock were not included in the calculation of diluted earnings per share due to their antidilutive effect.

11. EMPLOYEE INCENTIVE PLANS

EQUITY INCENTIVE PLAN

    The Company has elected to account for stock-based employee compensation plans in accordance with Accounting Principles Board Opinion ("APB") No. 25 as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation". In accordance with APB No. 25, compensation expense is not recognized for stock options that have no intrinsic value on the date of grant.

    The Company sponsors an Equity Incentive Plan which provides for grants of incentive stock options, nonqualified stock options, restricted shares of common stock, restricted stock units, unrestricted shares and stock appreciation rights.

    A maximum of 4,687,500 shares of common stock has been reserved for issuance under the Equity Incentive Plan. The maximum number of shares of common stock with respect to which options, restricted stock, restricted stock units or other equity-based awards may be granted under the Equity Incentive Plan during any calendar year to any employee may not exceed 500,000 shares, subject to adjustment upon certain corporate transactions.

    On August 18, 1999, restricted stock units with respect to 1,059,000 shares of common stock were granted to employees who were not managing directors with an issue cost of $0 to the employees and a fair market value of $14 per share. In October 1999, restricted stock units for an additional 3,600 shares of common stock were issued to an employee with an issue cost of $0. The restricted stock units, which are subject to continuing service with the Company and other restrictions, will generally vest in three annual installments commencing on the third anniversary of the grant date. Compensation expense is being recognized over the five-year vesting period on a straight-line basis. For the year ended December 31, 1999, the Company recorded compensation expense and a credit to additional paid-in capital of approximately $1.1 million related to these restricted stock units.

STOCK OPTIONS

    On August 18, 1999, options to purchase an aggregate of 1,200,000 shares of common stock were granted to executive officers of the Company at market value. Of these options, options to purchase

                      LABRANCHE & CO INC. AND SUBSIDIARIES

11. EMPLOYEE INCENTIVE PLANS (CONTINUED)
1,000,000 shares, which are subject to continuing service with the Company and other restrictions, will become exercisable in three equal annual installments commencing on the first anniversary of the date of grant. The options to purchase the remaining 200,000 shares vested on January 7, 2000 and 100,000 shares become exercisable on July 7, 2000 and 100,000 shares on July 7, 2001. As of December 31, 1999, there were no options exercisable. These options will generally expire ten years from the date of grant, unless sooner terminated or exercised. Pursuant to APB No. 25, no compensation expense was recognized since, on the date of grant, these options had no intrinsic value. As of December 31, 1999, the outstanding options had an exercise price of $14 and a remaining life of approximately 10 years.

    The estimated fair value of options granted was $4.97 per option. Fair value is estimated as of the grant date based on a binomial option pricing model using the following assumptions:

Risk-free interest rate.....................................     5.25%
Expected life...............................................   7 years
Expected volatility.........................................       40%
Dividend yield..............................................        0%

    In accordance with SFAS No. 123, compensation expense was not recognized on the date of the grant of the options since these options had no intrinsic value. If the Company were to recognize compensation expense under the fair-value based method of SFAS No. 123, the net income would have decreased by approximately $843,000 resulting in pro forma net income and earnings per share as follows:

                                                                 YEAR ENDED
                                                              DECEMBER 31, 1999
                                                              -----------------
                                                            (000S OMITTED, EXCEPT
                                                               PER SHARE DATA)
Net income, as reported...................................         $29,034
Pro forma net income......................................          28,191
EPS, as reported..........................................         $  0.72
Pro forma EPS.............................................            0.70

    The effect of applying SFAS No. 123 in the pro forma disclosure above may not be representative of the potential pro forma effect on net income in future periods.

ANNUAL INCENTIVE PLAN

    The Company also sponsors an Annual Incentive Plan. Managing directors and other employees designated by management will be eligible to participate. Under this plan, a compensation pool of up to 30% of the Company's pre-tax income, or such lesser percentage determined by the compensation committee, will be set aside for managing directors and other employees selected by the compensation committee to participate in this plan. In determining the compensation pool, the compensation expense relating to the grant of restricted stock units at the time of the reorganization of the Company to corporate form is deducted. Under the plan, no individual participant may receive more than 25% of the compensation pool for any fiscal year.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

12. LONG TERM DEBT

    Effective August 24, 1999, the Holding Company issued $100.0 million aggregate principal amount of senior notes. The notes bear interest at a rate of 9.5% annually and mature on August 15, 2004. The carrying value of the senior notes as of December 31, 1999 was $99.8 million. The discount on the bond is being amortized as an adjustment to interest expense over the life of the senior notes. Debt issuance costs incurred as a result of the senior note offering are approximately $2.5 million, which are being amortized as on a straight line basis over the life of the senior notes. Interest expense incurred for the year ended December 31, 1999 was approximately $3.3 million. The indenture covering the senior notes includes certain covenants that, among other things, limits the Company's ability to: borrow money; pay dividends or repurchase stock; make investments; engage in transactions with stockholders and affiliates; create liens on assets; and sell assets or engage in mergers and consolidations except in accordance with certain specified conditions, as defined.

    In addition, in connection with the reorganization of the Company from partnership to corporate form on August 24, 1999, the Holding Company issued a note in an aggregate principal amount of $16.0 million as partial payment for the acquisition of a limited partner interest. Of the $16.0 million total, $6.0 million is payable on the first anniversary of issuance, $5.0 million is payable on the second anniversary of issuance and $5.0 million is payable on the third anniversary of issuance. The note bears interest at the annual rate of 9.5%. Interest expense incurred for the year ended December 31, 1999 was approximately $538,000.

13. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires companies to report the fair value of financial instruments for certain assets and liabilities. Substantially all of the Company's financial instruments are short-term in nature or carry market interest rates and, accordingly, approximate fair value.

    The fair value of the fixed rate debt at December 31, 1999, in millions, is as follows:

                                                       CARRYING VALUE   FAIR VALUE
                                                       --------------   ----------
Senior Debt..........................................      $99.8           $97.0
Fixed Rate Note......................................      $16.0           $15.9

    The fair value of the senior notes was determined based upon its market value as of December 31, 1999. The fair value of the fixed rate note was determined using current market rates to discount its cash flows.

14. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET
    RISK

    As a specialist on the NYSE, LaBranche & Co. is engaged in various securities trading and lending activities. In connection with its activities as a specialist, LaBranche & Co. assumes positions in stocks for which it is responsible. LaBranche & Co. is exposed to credit risk associated with the nonperformance of counterparties in fulfilling their contractual obligations pursuant to these securities transactions. LaBranche & Co. is exposed to market risk associated with the sale of securities not yet purchased, which can be directly impacted by volatile trading on the NYSE. Additionally, in the event of nonperformance and unfavorable market price movements, LaBranche & Co. may be required to purchase or sell financial instruments, which may result in a loss to LaBranche & Co.

                      LABRANCHE & CO INC. AND SUBSIDIARIES

14. FINANCIAL INSTRUMENTS WITH CONCENTRATION OF CREDIT AND OFF-BALANCE SHEET RISK (CONTINUED)
    LaBranche & Co. enters into collateralized financing agreements in which it extends short-term credit to major financial institutions. LaBranche & Co. controls access to the collateral pledged by the counterparties, which generally consists of U.S. equity and government securities. The value and adequacy of the collateral are continually monitored. Consequently, the risk of credit loss from counterparties' failure to perform in connection with collateralized lending activities is minimal.

15. PRO FORMA FINANCIAL INFORMATION (UNAUDITED)

    The 1998 pro forma consolidated results give effect to LaBranche & Co.'s July 1998 acquisition of Fowler and its reorganization from partnership to corporate form and related transactions, which include the acquisition of LaBranche & Co's limited partnership interests, and the application of the net proceeds from the Company's August 1999 initial public offering and senior note offering (the "Reorganization Transactions") as if the Reorganization Transactions occurred as of January 1, 1998. The 1999 pro forma consolidated results give effect to the Reorganization Transactions as if they occurred as of January 1, 1999. The pro forma impact on revenues, pre-tax income and earnings are as follows (000's omitted, except per share data):

                                                               YEARS ENDED
                                                              DECEMBER 31,
                                                        -------------------------
                                                           1999          1998
                                                        -----------   -----------
                                                        (PRO FORMA)   (PRO FORMA)
Revenues..............................................    $201,037      $137,850
Pre-Tax Income........................................     100,153        59,429
Net Income............................................      53,988        31,791
EPS...................................................    $   1.18      $   0.69

16. SUBSEQUENT EVENTS (UNAUDITED)

    Subsequent to year-end the Company acquired Henderson Brothers
Holdings, Inc. ("Henderson"), a specialist firm on the NYSE. Under the terms of the acquisition, the Company will acquire all of the outstanding capital stock of Henderson for approximately $230 million in cash. In addition, the Company has acquired Webco Securities Inc. ("Webco"), another specialist firm on the NYSE. Under the terms of the acquisition, the Company acquired Webco for $10.9 million in cash, an aggregate of approximately $3 million in senior promissory notes and approximately 2.8 million shares of the Company's common stock. Both of these acquisitions will be accounted for under the purchase method.

    During February 2000, a U.S. commercial bank increased and extended its committed line of credit to LaBranche & Co. from $100.0 million to $200.0 million through February 2, 2001.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)
                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                       (000'S OMITTED, EXCEPT SHARE DATA)

                                                                 DECEMBER 31,
                                                              -------------------
                                                                1999       1998
                                                              --------   --------
                           ASSETS
CASH AND CASH EQUIVALENTS...................................  $ 46,872   $    21
SECURITIES PURCHASED UNDER AGREEMENT TO RESELL..............     1,422        --
INVESTMENT IN SUBSIDIARIES, AT EQUITY VALUE.................   321,370    77,072
OTHER.......................................................    14,041        --
                                                              --------   -------
    Total Assets............................................  $383,705   $77,093
                                                              ========   =======
   LIABILITIES AND STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL
LIABILITIES:
    Income taxes payable....................................  $  7,960   $    --
    Accounts payable and other liabilities..................     7,951        --
                                                              --------   -------
                                                                15,911        --
                                                              --------   -------
LONG TERM DEBT..............................................   115,822        --
                                                              --------   -------
STOCKHOLDERS' EQUITY/MEMBERS' CAPITAL:
Preferred stock ($.01 par value, 10,000,000 shares
  authorized; none issued and outstanding)..................        --        --
Common stock (par value $.01 per share; 200,000,000 shares
  authorized, 45,875,000 shares issued and outstanding).....       459        --
Additional paid-in-capital..................................   228,771        --
Retained earnings...........................................    22,742        --
                                                              --------   -------
Stockholders' equity/members' capital.......................   251,972    77,093
                                                              --------   -------
Total liabilities and stockholders' equity/members'
  capital...................................................  $383,705   $77,093
                                                              ========   =======

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF OPERATIONS
                                (000'S OMITTED)

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------   ----------   --------
REVENUE:
  Equity earnings from investment in subsidiaries...........  $31,476      $2,663      $1,480
  Investment income.........................................      910          --          --
                                                              -------      ------      ------
    Total revenue...........................................   32,386       2,663       1,480
                                                              -------      ------      ------
EXPENSES:
  Interest..................................................    3,879          --          --
  Employee compensation and related benefits................    1,050          --          --
  Other expenses............................................      504           3           1
                                                              -------      ------      ------
    Total expenses..........................................    5,433           3           1
                                                              -------      ------      ------
  Income before income tax benefit..........................   26,953       2,660       1,479
                                                              -------      ------      ------
INCOME TAX BENEFIT..........................................   (2,081)         --         (10)
  Net income................................................  $29,034      $2,660      $1,489
                                                              =======      ======      ======

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)

                CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS'

                            EQUITY/MEMBERS' CAPITAL
                                (000'S OMITTED)

                                                  COMMON STOCK       ADDITIONAL
                                               -------------------    PAID-IN     RETAINED   MEMBERS'
                                                SHARES     AMOUNT     CAPITAL     EARNINGS   CAPITAL     TOTAL
                                               --------   --------   ----------   --------   --------   --------
BALANCE, December 31, 1996...................       --     $   --     $     --    $    --    $13,735    $ 13,735
Net income...................................       --         --           --         --      1,489       1,489
Contributions to capital.....................       --         --           --         --     28,574      28,574
Distributions of capital.....................       --         --           --         --     (6,140)     (6,140)
                                                ------     ------     --------    -------    -------    --------
BALANCE, December 31, 1997...................       --         --           --         --     37,658      37,658
Net income...................................       --         --           --         --      2,660       2,660
Contributions to capital.....................       --         --           --         --     66,563      66,563
Distributions of capital.....................       --         --           --         --    (29,788)    (29,788)
                                                ------     ------     --------    -------    -------    --------
BALANCE, December 31, 1998...................       --         --           --         --     77,093      77,093
Net income through August 23, 1999...........       --         --           --         --      6,292       6,292
Contributions to capital.....................       --         --           --         --     18,096      18,096
Distributions of capital.....................       --         --           --         --     (8,095)     (8,095)
                                                ------     ------     --------    -------    -------    --------
BALANCE, pre-reorganization..................       --         --           --         --     93,386      93,386
Exchange of membership interest for shares of
  common stock...............................   35,375        354       93,032         --    (93,386)         --
Initial public offering of common stock......   10,500        105      134,689         --         --     134,794
                                                ------     ------     --------    -------    -------    --------
BALANCE post-reorganization and initial
  public offering............................   45,875        459      227,721         --         --     228,180
Net income (August 24, 1999 through
  December 31, 1999).........................       --         --           --     22,742         --      22,742
Compensation related to restricted stock
  units granted..............................       --         --        1,050         --         --       1,050
                                                ------     ------     --------    -------    -------    --------
BALANCE, December 31, 1999...................   45,875     $  459     $228,771    $22,742    $    --    $251,972
                                                ======     ======     ========    =======    =======    ========

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)

                       CONDENSED STATEMENTS OF CASH FLOW
                                (000'S OMITTED)

                                                                    FOR THE YEARS ENDED
                                                                        DECEMBER 31,
                                                              --------------------------------
                                                                1999        1998        1997
                                                              --------   ----------   --------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $ 29,034    $ 2,660     $ 1,489
  Adjustments to reconcile net income to net cash used in
    operating activities
    Amortization of debt issuance costs and bond discount...       203         --          --
    Compensation expense related to restricted stock
      units.................................................     1,050         --          --
    Equity earnings from investment in subsidiaries.........   (31,476)   (19,477)     (6,343)
    Deferred tax benefit....................................    (2,081)        --          --
Changes in assets and liabilities--
    Securities purchased under agreements to resell.........    (1,422)        --          --
    Other assets............................................   (11,559)        13          26
    Accounts payable and other liabilities..................    13,911         --         (10)
                                                              --------    -------     -------
Net cash used in operating activities.......................    (2,340)   (16,804)     (4,838)
                                                              --------    -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from contributions of capital....................    20,000     46,598      10,948
  Payments for distributions of capital.....................   (51,199)   (29,788)     (6,140)
  Payments to limited partners for redemption of interests
    and repayment of subordinated debt upon
    reorganization..........................................  (145,186)        --          --
                                                              --------    -------     -------
  Net cash provided by (used in) investing activities.......  (176,385)    16,810       4,808
                                                              --------    -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from the issuance of long term debt..............    99,807         --          --
  Net proceeds from the initial public offering.............   134,794         --          --
  Payments to members upon reorganization...................    (9,025)        --          --
                                                              --------    -------     -------
  Net cash provided by financing activities.................   225,576         --          --
                                                              --------    -------     -------
Net change in cash..........................................    46,851          6         (30)
CASH AND CASH EQUIVALENTS, beginning of year................        21         15          45
                                                              --------    -------     -------
CASH AND CASH EQUIVALENTS, end of year......................  $ 46,872    $    21     $    15
                                                              ========    =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH PAID FOR:
  Income taxes..............................................  $ 11,750    $     3     $    11
SUPPLEMENTAL NONCASH FINANCING ACTIVITIES:
  Membership interests issued for acquisitions..............  $     --    $19,965     $17,626
  Exchange of membership interests for shares of common
    stock...................................................  $ 93,386    $    --     $    --
  Issuance of subordinated debt and shares of common stock
    for redemption of limited partner interests upon
    reorganization..........................................  $ 23,821    $    --     $    --

            See accompanying note to condensed financial statements.

                              LABRANCHE & CO INC.
                             (PARENT COMPANY ONLY)
                     NOTE TO CONDENSED FINANCIAL STATEMENTS

1.  NOTE TO CONDENSED FINANCIAL STATEMENTS

    The condensed financial statements of LaBranche & Co Inc. (Parent Company
Only) should be read in conjunction with the consolidated financial statements of LaBranche & Co Inc. and Subsidiaries and the notes thereto contained elsewhere in this prospectus.

                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Henderson Brothers Holdings, Inc. and Subsidiary

    We have audited the accompanying consolidated statements of financial condition of Henderson Brothers Holdings, Inc. and Subsidiary (the "Company") as of December 31, 1999 and 1998, and the related consolidated statements of income, cash flows and changes in stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The consolidated financial statements of the Company for the year ended December 31, 1997 were audited by other auditors whose report, dated February 16, 1998, expressed an unqualified opinion on those statements.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such 1999 and 1998 consolidated financial statements present fairly, in all material respects, the financial position of Henderson Brothers Holdings, Inc. and Subsidiary at December 31, 1999 and 1998, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles.

    As discussed in Note 11, on December 23, 1999 the stockholders of the Company executed an agreement to sell all the outstanding capital stock of the Company to LaBranche & Co Inc.

/s/ Deloitte & Touche LLP

New York, New York
January 28, 2000

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Henderson Brothers Holdings, Inc.

    We have audited the accompanying consolidated statements of income, cash flows and changes in stockholders' equity of Henderson Brothers Holdings, Inc. and Subsidiary for the year ended December 31, 1997. These financial statements and the condensed financial statements referred to below are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Henderson Brothers Holdings, Inc. and Subsidiary for the year ended December 31, 1997 in conformity with generally accepted accounting principles.


    Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The condensed financial statements (Parent Company Only) appearing on pages F-56 through F-59 are presented for the purpose of complying with the Securities and Exchange Commission's rules and are not part of the basic financial statements. Such statements have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ GOLDSTEIN GOLUB KESSLER & COMPANY, P.C.

New York, New York
February 16, 1998

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1999 AND 1998

                                                                  1999           1998
                                                              ------------   ------------
                           ASSETS
Cash........................................................  $  3,396,238   $ 10,670,335
Cash deposited with clearing organizations or segregated in
  compliance with federal regulations.......................     6,342,123      4,935,397
Securities purchased under agreement to resell..............    19,500,000             --
Financial instruments owned--at fair value:
    U.S. government obligations.............................    46,138,239     41,914,281
    Equities................................................    29,720,166     37,913,511
Receivables:
    Brokers, dealers and clearing organizations.............    96,233,541     97,188,681
    Customers...............................................     1,172,860      1,268,070
    Income taxes............................................     1,557,209        279,231
    Exchange memberships:
    Owned by the Company, at cost (market value, $43,700,000
     and $23,275,000, respectively).........................     8,835,620      8,835,620
    Contributed by stockholders for the use of the Company,
     at market value........................................     4,600,000      2,450,000
Other assets................................................     1,726,878      4,902,876
                                                              ------------   ------------
TOTAL ASSETS................................................  $219,222,874   $210,358,002
                                                              ============   ============
            LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
Bank loan...................................................  $      1,000   $      1,000
Financial instruments (equities) sold, but not yet
  purchased--at fair value..................................    20,804,633     15,483,439
Payables:
    Brokers, dealers and clearing organizations.............    68,702,105     78,364,047
    Customers...............................................     6,551,799      4,567,875
    Correspondents..........................................     1,016,462        579,556
    Deferred income taxes...................................       740,934      1,402,871
    Former stockholders.....................................            --      6,442,368
    Dividends...............................................       943,341        745,402
Accounts payable and accrued expenses.......................     7,832,593      6,508,734
                                                              ------------   ------------
                                                               106,592,867    114,095,292
                                                              ------------   ------------
Subordinated liabilities....................................    58,669,100     56,252,100
                                                              ------------   ------------
Commitments (Note 6)
STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $1 par value (stated value of
  $1,000) 175.5 shares authorized, no shares outstanding....            --             --
Preferred stock, Series B, $1 par value (stated value of
  $917.18) 84 shares authorized, no shares outstanding......            --             --
Preferred stock, $1 par value, 100,744 shares authorized, no
  shares issued.............................................            --             --
Preferred stock, Series C, $1 par value (stated value of
  $137) 99,995 shares authorized, 68,857 shares outstanding
  in 1999 and 1998..........................................     9,433,409      9,433,409
Common stock, non-voting, $1 par value, 40,000 shares
  authorized 4,260 shares outstanding in 1999 and 1998......         4,260          4,260
Common stock, voting, $1 par value, 20,000 shares authorized
  4,238 shares outstanding in 1999 and 1998.................         4,238          4,238
Additional paid-in-capital..................................    11,964,776     11,964,776
Retained earnings...........................................    36,577,520     25,169,854
Notes receivable--stockholders..............................    (4,023,296)    (6,565,927)
                                                              ------------   ------------
Total stockholders' equity..................................    53,960,907     40,010,610
                                                              ------------   ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $219,222,874   $210,358,002
                                                              ------------   ------------

                See notes to consolidated financial statements.

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                           1999          1998          1997
                                                        -----------   -----------   -----------
REVENUES:
    Principal transactions as a specialist............  $52,469,688   $36,863,958   $37,978,596
    Commissions.......................................   23,663,386    21,697,106    19,069,990
    Dividends and interest............................    5,012,169     4,614,675     3,393,502
    Net gain from investment accounts.................      334,509       451,907       618,176
    Other.............................................      609,190       716,903       543,577
                                                        -----------   -----------   -----------
        Total revenues................................   82,088,942    64,344,549    61,603,841
                                                        -----------   -----------   -----------
EXPENSES:
    Employee compensation and benefits................   43,263,227    38,261,765    36,422,258
    Stock exchange fees and clearance charges.........    1,765,338     1,230,554     1,159,328
    Professional fees.................................      887,042       949,100     1,170,087
    Contributions.....................................      463,695       346,530       322,036
    Rent..............................................      216,726       216,515       198,432
    Interest expense..................................    4,177,998     4,403,833     3,369,011
    Travel and entertainment..........................      864,458       781,458       711,422
    Communications....................................      137,430       137,101       121,528
    Insurance.........................................      511,921       668,479       444,519
    Other.............................................    5,132,947     2,226,495     2,430,278
                                                        -----------   -----------   -----------
        Total expenses................................   57,420,782    49,221,830    46,348,899
                                                        -----------   -----------   -----------
INCOME BEFORE PROVISION FOR INCOME TAXES..............   24,668,160    15,122,719    15,254,942
PROVISION FOR INCOME TAXES............................   12,317,153     7,195,641     6,982,480
                                                        -----------   -----------   -----------
NET INCOME............................................  $12,351,007   $ 7,927,078   $ 8,272,462
                                                        ===========   ===========   ===========

                See notes to consolidated financial statements.

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

                                                                 1999          1998          1997
                                                              -----------   -----------   -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $12,351,007   $ 7,927,078   $ 8,272,462
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
    Depreciation and amortization...........................      256,365       182,115       205,159
    Bad debt expense........................................    1,321,684        42,102            --
    Deferred income taxes...................................     (661,937)       87,091      (251,713)
    (Increase) decrease in operating assets:
      Cash deposited with clearing organizations or
       segregated in compliance with federal regulations....   (1,406,726)   (4,294,711)    1,217,099
      Securities purchased under agreement to resell........  (19,500,000)           --            --
      Financial instruments owned...........................    3,969,387    (5,900,114)  (40,519,128)
      Receivables from brokers, dealers and clearing
       organizations........................................      955,140   (14,245,199)   (7,631,849)
      Receivables from customers............................       95,210     3,619,966    (2,710,919)
      Income taxes receivable...............................   (1,277,978)      (33,013)    2,251,756
      Other assets..........................................    1,737,593      (590,083)   (1,174,809)
    Increase (decrease) in operating liabilities:
      Financial instruments (equities) sold, not yet
       purchased............................................    5,321,194       783,667     4,252,228
      Payables to brokers, dealers and clearing
       organizations........................................   (9,661,942)   22,696,863     8,896,613
      Payables to customers.................................    1,983,924       696,228       967,860
      Payables to correspondents............................      436,906        (8,995)  (14,502,449)
      Payables to former stockholders.......................   (6,442,368)    6,442,368            --
      Accounts payable and accrued expenses.................    1,323,859       799,127     1,131,423
                                                              -----------   -----------   -----------
        Net cash (used in) provided by operating
        activities..........................................   (9,198,682)   18,204,490   (39,596,267)
                                                              -----------   -----------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of fixed assets..................................     (139,644)     (105,003)      (88,503)
  Purchase of exchange memberships..........................           --            --    (1,200,000)
                                                              -----------   -----------   -----------
        Cash used in investing activities...................     (139,644)     (105,003)   (1,288,503)
                                                              -----------   -----------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from subordinated liabilities....................    1,373,000     3,714,100    39,325,000
  Repayments of subordinated liabilities....................   (1,106,000)           --            --
  Dividends paid............................................     (745,402)     (638,916)     (638,916)
  Decrease (increase) in notes receivable--stockholders.....    2,542,631    (4,953,178)      278,222
  Retirement of common stock................................           --    (5,227,178)           --
  Issuance of common stock..................................           --     5,227,178       386,227
  Proceeds from bank loans..................................           --            --     1,700,000
  Repayment of bank loans...................................           --    (4,701,000)           --
  Redemption of preferred stock.............................           --    (1,215,190)           --
                                                              -----------   -----------   -----------
        Net cash provided by (used in) financing
        activities..........................................    2,064,229    (7,794,184)   41,050,533
                                                              -----------   -----------   -----------
NET (DECREASE) INCREASE IN CASH.............................   (7,274,097)   10,305,303       165,763
CASH, BEGINNING OF YEAR.....................................   10,670,335       365,032       199,269
                                                              -----------   -----------   -----------
CASH, END OF YEAR...........................................  $ 3,396,238   $10,670,335   $   365,032
                                                              ===========   ===========   ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  $ 4,233,744   $ 4,174,670   $ 2,774,815
                                                              ===========   ===========   ===========
    Income taxes............................................  $14,264,331   $ 7,069,662   $ 6,010,000
                                                              ===========   ===========   ===========
SUPPLEMENTAL SCHEDULE OF NONCASH FINANCING ACTIVITIES:
  Decrease in secured demand notes receivable and
    liabilities subordinated to the claims of general
    creditors...............................................  $        --   $(2,000,000)  $(6,900,000)
                                                              ===========   ===========   ===========
  Increase (decrease) in market value of exchange
    memberships contributed by stockholders for use by the
    Company and liabilities subordinated to the claims of
    general creditors.......................................  $ 2,150,000   $(1,050,000)  $ 1,050,000
                                                              ===========   ===========   ===========
  Return of exchange memberships contributed for the use of
    the Company and liabilities subordinated to the claims
    of general creditors....................................  $        --   $        --   $(1,225,000)
                                                              ===========   ===========   ===========

                See notes to consolidated financial statements.

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


                                     PREFERRED        COMMON STOCK       ADDITIONAL                     NOTES
                                       STOCK      --------------------     PAID-IN      RETAINED     RECEIVABLE-
                                     SERIES C     NONVOTING    VOTING      CAPITAL      EARNINGS     STOCKHOLDERS      TOTAL
                                    -----------   ---------   --------   -----------   -----------   ------------   -----------
BALANCE, DECEMBER 31, 1996........  $10,648,599    $4,209      $4,201    $ 6,677,650   $15,255,619   $(1,890,971)   $30,699,307
Net income........................           --        --          --             --     8,272,462            --      8,272,462
Dividend declared.................           --        --          --             --      (638,916)           --       (638,916)
Loans to stockholders.............           --        --          --             --            --       278,222        278,222
Issuance of common stock--44
  shares voting and 44 shares non-
  voting..........................           --        44          44        386,139            --            --        386,227
                                    -----------    ------      ------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1997........  $10,648,599    $4,253      $4,245    $ 7,063,789    22,889,165    (1,612,749)    38,997,302
Net income........................           --        --          --             --     7,927,078            --      7,927,078
Dividend declared.................           --        --          --             --      (745,402)           --       (745,402)
Reclassification of stock.........           --         7          (7)            --            --            --             --
Loans to stockholders.............           --        --          --             --            --    (4,953,178)    (4,953,178)
Preferred stock retired--8,870
  shares Series C.................   (1,215,190)       --          --             --            --            --     (1,215,190)
Purchase of common stock--396
  shares voting and 397 shares
  nonvoting.......................           --      (397)       (396)      (325,398)   (4,900,987)           --     (5,227,178)
Reissuance of common stock--396
  shares voting and 397 shares
  nonvoting.......................           --       397         396      5,226,385            --            --      5,227,178
                                    -----------    ------      ------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1998........    9,433,409     4,260       4,238     11,964,776    25,169,854    (6,565,927)    40,010,610
Net income........................           --        --          --             --    12,351,007            --     12,351,007
Dividend declared.................           --        --          --             --      (943,341)           --       (943,341)
Repayment of loans to
  stockholders....................           --        --          --             --            --     2,542,631      2,542,631
                                    -----------    ------      ------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1999........  $ 9,433,409    $4,260      $4,238    $11,964,776   $36,577,520   $(4,023,296)   $53,960,907
                                    ===========    ======      ======    ===========   ===========   ===========    ===========


                See notes to consolidated financial statements.

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

1. SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF PRESENTATION--The consolidated financial statements include the accounts of Henderson Brothers Holdings, Inc. (the "Corporation"), its wholly owned subsidiary, Henderson Brothers, Inc. (the "Subsidiary"), and the Subsidiary's wholly owned subsidiary, Henderson Brothers Futures Corporation ("HBFC"), an inactive company (collectively the "Company"). All material intercompany transactions and balances have been eliminated.

    The Subsidiary is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and a member of the New York Stock
Exchange, Inc. (the "NYSE"). Its primary business is to act as a specialist on the NYSE. A specialist is required to maintain a fair and orderly market in those securities which the specialist has been assigned. In its capacity as a specialist, the Subsidiary deals only with other members of the NYSE. Additionally, the Subsidiary executes certain transactions for its customers for which it receives a commission. The Subsidiary receives, acquires and holds funds and securities for its customers.

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    Certain amounts in prior years were reclassified to conform with the current year's presentation.

    FINANCIAL INSTRUMENTS--The Company records proprietary transactions in securities and the related commission revenues and expenses on a trade date basis. Financial instruments owned and financial instruments sold, but not yet purchased, have been valued at quoted market values with the resulting net unrealized gains and losses reflected in operations. Securities borrowed are recorded at the amount of cash collateral advanced to the lender. These transactions require the Subsidiary to deposit cash or other collateral with the lender. The Subsidiary monitors the market value of securities borrowed on a daily basis with additional collateral provided or excess collateral refunded, as necessary.

    SECURITIES TRANSACTIONS--The Subsidiary records customers' securities transactions on a settlement date basis with related commission revenues and expenses recorded on a trade date basis. Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. Such collateral is not reflected in the consolidated financial statements.

    RESALE AGREEMENTS--Securities purchased under agreements to resell are accounted for as collateralized financings and are carried at the amounts the securities will subsequently be resold. It is the policy of the Company to obtain possession or have a third party obtain possession on their behalf, of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate.

    INCOME TAXES--The Company utilizes the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between financial reporting and income tax basis of assets and liabilities using enacted income tax rates.

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (CONTINUED)

2. FAIR VALUE OF FINANCIAL INSTRUMENTS

    Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures about Fair Value of Financial Instruments," requires the Company to report the fair value of financial instruments, as defined. Substantially all of the Company's assets and liabilities are carried at fair value or contracted amounts which approximate fair value.

3. RECEIVABLES FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

    The balances presented as receivable from and payable to brokers, dealers and clearing organizations consist of the following at December 31, 1999 and 1998:

                                                                 1999          1998
                                                              -----------   -----------
Receivable from brokers, dealers and clearing organizations:
  Unsettled trades..........................................  $77,213,008   $81,697,237
  Securities borrowed.......................................   14,638,500    11,262,000
  Receivable from clearing organizations....................    2,014,185     1,785,795
  Securities failed to deliver..............................      245,820       357,825
  Commissions receivable....................................    2,122,028     2,085,824
                                                              -----------   -----------
                                                              $96,233,541   $97,188,681
                                                              ===========   ===========
Payable to brokers, dealers and clearing organizations:
  Unsettled trades..........................................  $61,134,401   $76,012,373
  Securities failed to receive..............................    7,369,573     2,023,869
  Commissions payable.......................................      198,131       327,805
                                                              -----------   -----------
                                                              $68,702,105   $78,364,047
                                                              ===========   ===========

    Unsettled trades are shown net by counterparty.

4. SUBORDINATED LIABILITIES

    Subordinated liabilities consist of the following at December 31:

                                                                 1999          1998
                                                              -----------   -----------
Subordinated debentures.....................................  $54,069,100   $53,802,100
NYSE memberships contributed by certain stockholders of the
  Corporation...............................................    4,600,000     2,450,000
                                                              -----------   -----------
                                                              $58,669,100   $56,252,100
                                                              ===========   ===========

    The amounts and maturities of the subordinated debentures at December 31, 1999 are as follows:

MATURITY                                                      INTEREST RATE               AMOUNT
--------                                            ----------------------------------  -----------
January 1, 2001...................................            Broker call rate less 1%  $ 1,700,000
November 18, 2004.................................                               8.04%   32,000,000
January 31, 2005..................................            Broker call rate less 1%   20,369,100
                                                                                        -----------
                                                                                        $54,069,100
                                                                                        ===========

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (CONTINUED)

4. SUBORDINATED LIABILITIES (CONTINUED)

    The Subsidiary's subordinated liabilities totaling $43,200,000 and $41,050,000 in 1999 and 1998, respectively, which include $4,900,000 payable to the Corporation in each year, have been approved by the NYSE and are thus available to the Subsidiary in computing net capital pursuant to the SEC's Uniform Net Capital Rule (15c3-1).

    Subordinated liabilities are withdrawable by the lender at stated maturity dates or withdrawal can be accelerated upon six month's notice. Subordinated debt can be repaid only if, after giving effect to such repayment, the Subsidiary meets the SEC's capital regulations governing withdrawal of subordinated debt.

    The subordinated debt maturing on January 31, 2005 is due to stockholders of the Corporation. The outstanding balance at December 31, 1999 and 1998 was $20,369,100 and $20,102,100, respectively.

    Aggregate interest expense on subordinated liabilities was approximately $3,938,000, $4,122,000 and $2,900,000 for the years ended December 31, 1999,
1998 and 1997, respectively, which includes $1,260,700, $1,316,447 and $0, respectively, due to stockholders of the Corporation.

    The subordinated debenture maturing on November 18, 2004 contains certain restrictive covenants which require, among other things, that the Subsidiary maintain specified levels of capital. At December 31, 1999 the Subsidiary was in compliance with these restrictive covenants.

5. RELATED PARTY TRANSACTIONS

    Notes receivable from stockholders are reflected as an offset to stockholders' equity. Interest earned on these notes amounted to approximately $151,000, $61,000 and $73,000 for the years ended December 31, 1999, 1998 and
1997, respectively.

    Included in other assets are employee and affiliate loans and related interest totaling approximately $412,150 and $2,000,000 in 1999 and 1998, respectively. These receivables bear interest at 4.5% and are payable upon demand.

6. COMMITMENTS

    The Subsidiary has an operating lease for office space expiring on December 31, 2002. The lease contains provisions for escalations based on certain costs incurred by the lessor.

    At December 31, 1999, minimum future lease payments were as follows:

FISCAL YEAR                                             AMOUNT
-----------                                            --------
2000.................................................  $224,900
2001.................................................   224,900
2002.................................................   224,900
                                                       --------
                                                       $674,700
                                                       ========

7. PROFIT-SHARING PLAN

    The Subsidiary maintains a profit-sharing plan for all of its employees. Contributions to the plan are based on compensation as defined in the plan and are at the discretion of management. Profit-

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (CONTINUED)

7. PROFIT-SHARING PLAN (CONTINUED)
sharing contributions were $1,625,000, $1,448,000 and $1,374,000 for the years ended December 31, 1999, 1998 and 1997, respectively.

    In connection with the pending sale of the Company, as described in
Note 11, it is the intention of management to terminate the profit-sharing plan.

8. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

       In the normal course of business, the Company enters into various securities transactions as principal or agent. The execution, settlement and financing of those transactions can result in off-balance sheet risk and concentration of credit risk.

    In connection therewith, the Subsidiary may be exposed to a risk of loss not reflected on the accompanying consolidated statement of financial condition for securities sold, not yet purchased, should the value of the securities rise.

    In the normal course of business, the Subsidiary's clearing activities involve settlement and financing of various customer securities transactions. These activities may expose the Subsidiary to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Subsidiary has to purchase or sell securities at a loss.

    The Subsidiary's customer securities activities are transacted on either a cash or margin basis. In connection with these activities, the Subsidiary executes and clears customer transactions involving the sale of securities, not yet purchased, substantially all of which are transacted on a delivery vs. payment basis. For margin transactions, the Subsidiary may be exposed to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Subsidiary may be required to purchase or sell financial instruments at prevailing market prices to fulfill customer obligations.

    The Subsidiary seeks to control the risks associated with customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Subsidiary monitors margin levels daily and, pursuant to such guidelines, requires customers to deposit additional collateral or to reduce positions, when necessary.

    The Subsidiary is engaged in various brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. The Subsidiary may be exposed to the risk of default which depends on the creditworthiness of the counterparty. It is the Subsidiary's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

9. REGULATORY REQUIREMENTS

    As a registered broker-dealer and member firm of the NYSE, the Subsidiary is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Subsidiary computes its net capital under the alternative method permitted by the rule, which requires that minimum net capital be equal to the greater of $250,000 or 2% of the Rule 15c3-3 aggregate debit items, as defined. At December 31, 1999 and 1998, the Subsidiary had net capital of $72,306,426 and $76,624,072, respectively, which exceeded the minimum requirement by $72,056,426 and $76,374,072, respectively.

                HENDERSON BROTHERS HOLDINGS, INC. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997 (CONTINUED)

9. REGULATORY REQUIREMENTS (CONTINUED)
    The NYSE also requires certain specialists to maintain a minimum amount of net liquid assets, as defined, which shall be the greater of $1,000,000 or 25% of their position requirement ("Rule 104.2"). At December 31, 1999 and 1998, the Subsidiary's NYSE minimum required dollar amount of net liquid assets, as defined, was $23,970,445 and $27,699,242, respectively, compared to actual net liquid assets, as defined, of $75,322,599 and $79,907,493, respectively.

10. INCOME TAXES

    The Company's federal income tax return is filed on a consolidated basis. The Company's state and local income tax returns are filed on a combined basis. The provisions for income taxes are as follows:

                                          1999          1998         1997
                                       -----------   ----------   ----------
Current:
    Federal..........................  $ 8,084,981   $4,444,872   $4,648,000
    State and local..................    4,894,109    2,663,678    2,586,193
                                       -----------   ----------   ----------
                                        12,979,090    7,108,550    7,234,193
                                       -----------   ----------   ----------
Deferred:
    Federal..........................     (384,784)      50,626     (146,320)
    State and local..................     (277,153)      36,465     (105,393)
                                       -----------   ----------   ----------
                                          (661,937)      87,091     (251,713)
                                       -----------   ----------   ----------
Income tax expense...................  $12,317,153   $7,195,641   $6,982,480
                                       ===========   ==========   ==========

    Deferred income taxes reflect the tax effect of temporary differences between the financial reporting and tax basis of assets and liabilities. Included in deferred income taxes payable is the remaining tax effect of the Company's change to market value from LIFO cost for certain marketable securities, which is being recognized over a 15 year period.

    A reconciliation of the difference between the expected income tax expense on income computed at the U.S. statutory income tax rate and the Company's actual income tax expense is shown in the following table:

                                                            1999           1998           1997
                                                          --------       --------       --------
Book income at federal statutory rate..............         35.0%          35.0%          35.0%
State and local taxes (net of federal benefit).....         11.9%          11.8%          10.6%
Non-deductible expenses............................          3.0%            .8%            .2%
                                                            ----           ----           ----
Income tax expense.................................         49.9%          47.6%          45.8%
                                                            ====           ====           ====

11. PENDING SALE OF THE COMPANY

    On December 23, 1999 the Stockholders' of the Company entered into an agreement with LaBranche & Co Inc. to sell all the outstanding capital stock of the Company for approximately $230 million in cash. Pursuant to the agreement, the Company is required to deliver at the closing, working capital, as defined in the agreement, of $49 million and 19 NYSE memberships. The closing is contingent on LaBranche & Co Inc.'s ability to obtain financing for the transaction.

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders of Henderson Brothers Holdings, Inc. and Subsidiary:

We have audited the consolidated financial statements of Henderson Brothers Holdings, Inc. and Subsidiary (the "Company") as of December 31, 1999 and 1998, and for the years then ended, and have issued our report thereon dated
January 28, 2000, which report expresses an unqualified opinion and included an emphasis of a matter relating to the pending sale of the Company to LaBranche & Co Inc. Such consolidated financial statements and our report are included elsewhere in this prospectus. (The consolidated financial statements of the Company for the year ended December 31, 1997 were audited by other auditors whose report, dated February 16, 1998, expressed an unqualified opinion on those statements.) Our audits also include the financial statement schedule of the Company, listed elsewhere in this prospectus. Such financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/ Deloitte & Touche LLP

New York, New York

January 28, 2000

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)

                  CONDENSED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1999 AND 1998

                                                                 1999          1998
                                                              -----------   -----------
                           ASSETS
Cash........................................................  $ 2,578,443   $    80,229
Financial instruments owned--U.S. government obligations....   15,001,441            --
Investment in subsidiary, at equity.........................   51,541,438    56,807,581
Receivables:
  Subordinated loans........................................    4,900,000     4,900,000
  Receivable from subsidiary................................    2,412,795     6,062,398
  Income taxes..............................................           --        22,397
Other assets................................................       99,930       744,322
                                                              -----------   -----------
TOTAL ASSETS................................................  $76,534,047   $68,616,927
                                                              ===========   ===========
            LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES:
  Dividends payable.........................................  $   943,341   $   745,402
  Due to former stockholders................................           --     6,442,368
  Accounts payable and accrued expenses.....................    1,260,699     1,316,447
                                                              -----------   -----------
                                                                2,204,040     8,504,217
                                                              -----------   -----------
Subordinated notes..........................................   20,369,100    20,102,100
                                                              -----------   -----------
STOCKHOLDERS' EQUITY:
  Preferred stock, Series A, $1 par value (stated value of
    $1,000) 175.5 shares authorized, no shares
    outstanding.............................................           --            --
  Preferred stock, Series B, $1 par value (stated value of
    $917.18) 84 shares authorized, no shares outstanding....           --            --
  Preferred stock, $1 par value, 100,744 shares authorized,
    no shares issued........................................           --            --
  Preferred stock, Series C, $1 par value (stated value of
    $137) 99,995 shares authorized, 68,857 shares
    outstanding in 1999 and 1998............................    9,433,409     9,433,409
  Common stock, non-voting, $1 par value, 40,000 shares
    authorized 4,260 shares outstanding in 1999 and 1998....        4,260         4,260
  Common stock, voting, $1 par value, 20,000 shares
    authorized 4,238 shares outstanding in 1999 and 1998....        4,238         4,238
  Additional paid-in capital................................   11,964,776    11,964,776
  Retained earnings.........................................   36,577,520    25,169,854
  Notes receivable--stockholders............................   (4,023,296)   (6,565,927)
                                                              -----------   -----------
    Total stockholders' equity..............................   53,960,907    40,010,610
                                                              -----------   -----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..................  $76,534,047   $68,616,927
                                                              ===========   ===========

                  See notes to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)
                         CONDENSED STATEMENTS OF INCOME
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                 1999          1998
                                                              -----------   ----------
REVENUES:
  Dividends and interest....................................  $   618,606   $  801,960
  Management fees...........................................    2,100,000    2,100,000
                                                              -----------   ----------
    Total revenues..........................................    2,718,606    2,901,960
                                                              -----------   ----------
EXPENSES:
  Employee compensation and benefits........................      625,050      767,400
  Interest expense..........................................    1,260,700    1,316,447
  Other.....................................................      715,706       26,670
                                                              -----------   ----------
    Total expenses..........................................    2,601,456    2,110,517
                                                              -----------   ----------
INCOME BEFORE PROVISION FOR INCOME TAXES AND EQUITY IN
  EARNINGS OF SUBSIDIARY....................................      117,150      791,443
Provision for income taxes..................................       55,050      371,910
                                                              -----------   ----------
INCOME BEFORE EQUITY IN EARNINGS OF SUBSIDIARY..............       62,100      419,533
Equity in earnings of subsidiary, net of tax................   12,288,907    7,507,545
                                                              -----------   ----------
NET INCOME..................................................  $12,351,007   $7,927,078
                                                              ===========   ==========


                  See notes to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENTS OF CASH FLOWS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                                 1999          1998
                                                              -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................  $12,351,007   $7,927,078
  Adjustments to reconcile net income to net cash (used in)
    provided by operating activities:
    Equity in subsidiary's earnings.........................  (12,288,907)  (7,507,545)
  (Increase) decrease in operating assets:
    Financial instruments owned.............................  (15,001,441)          --
    Receivables from related parties........................    3,704,653   (3,994,543)
    Income taxes receivable.................................       22,397      (22,397)
    Other assets............................................      644,392       40,872
  Increase (decrease) in operating liabilities:
    Due to former stockholders..............................   (6,442,368)   6,442,368
    Accounts payable and accrued expenses...................      (55,748)     229,163
                                                              -----------   ----------
      Net cash (used in) provided by operating activities...  (17,066,015)   3,114,996
                                                              -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Dividends received from subsidiary........................   17,500,000           --
                                                              -----------   ----------
  CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from subordinated note...........................    1,373,000    3,714,100
  Repayment of subordinated liabilities.....................   (1,106,000)          --
  Redemption of preferred stock.............................           --   (1,215,190)
  Decrease (increase) in notes receivable--stockholders.....    2,542,631   (4,953,178)
  Dividends paid............................................     (745,402)    (638,916)
  Retirement of common stock................................           --   (5,227,178)
  Issuance of common stock..................................           --    5,227,178
                                                              -----------   ----------
      Cash provided by (used in) financing activities.......    2,064,229   (3,093,184)
                                                              -----------   ----------
NET INCREASE IN CASH........................................    2,498,214       21,812
CASH, BEGINNING OF YEAR.....................................       80,229       58,417
                                                              -----------   ----------
CASH, END OF YEAR...........................................  $ 2,578,443   $   80,229
                                                              ===========   ==========
  SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the year for:
    Interest................................................  $ 1,316,447   $1,087,284
                                                              ===========   ==========
    Taxes settled with the Subsidiary through the
      intercompany accounts.................................  $    55,050   $  371,910
                                                              ===========   ==========

                  See notes to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)

            CONDENSED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

                                 PREFERRED        COMMON STOCK       ADDITIONAL                     NOTES
                                   STOCK      --------------------     PAID-IN      RETAINED     RECEIVABLE-
                                 SERIES C     NONVOTING    VOTING      CAPITAL      EARNINGS     STOCKHOLDERS      TOTAL
                                -----------   ---------   --------   -----------   -----------   ------------   -----------
BALANCE, DECEMBER 31, 1997....  $10,648,599    $4,253      $4,245    $ 7,063,789   $22,889,165   $(1,612,749)   $38,997,302
Net income....................           --        --          --             --     7,927,078            --      7,927,078
Dividend declared.............           --        --          --             --      (745,402)           --       (745,402)
Reclassification of stock.....           --         7          (7)            --            --            --             --
Loans to stockholders.........           --        --          --             --            --    (4,953,178)    (4,953,178)
Preferred stock retired--8,870
  shares Series C.............   (1,215,190)       --          --             --            --            --     (1,215,190)
Purchase of common stock--396
  shares voting and 397 shares
  nonvoting...................           --      (397)       (396)      (325,398)   (4,900,987)           --     (5,227,178)
Reissuance of common stock--
  396 shares voting and 397
  shares nonvoting............           --       397         396      5,226,385            --            --      5,227,178
                                -----------    ------      ------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1998....    9,433,409     4,260       4,238     11,964,776    25,169,854    (6,565,927)    40,010,610
Net income....................           --        --          --             --    12,351,007            --     12,351,007
Dividend declared.............           --        --          --             --      (943,341)           --       (943,341)
Payment of loans to
  stockholders................           --        --          --             --            --     2,542,631      2,542,631
                                -----------    ------      ------    -----------   -----------   -----------    -----------
BALANCE, DECEMBER 31, 1999....  $ 9,433,409    $4,260      $4,238    $11,964,776   $36,577,520   $(4,023,296)   $53,960,907
                                ===========    ======      ======    ===========   ===========   ===========    ===========

                  See notes to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)
                    NOTES TO CONDENSED FINANCIAL STATEMENTS
                     YEARS ENDED DECEMBER 31, 1999 AND 1998

1.  BASIS OF PRESENTATION

    The condensed unconsolidated financial statements of Henderson Brothers Holdings, Inc. (the "Parent") should be read in conjunction with the Consolidated Financial Statements of Henderson Brothers Holdings, Inc. and Subsidiary and the notes thereto.

2.  SUBORDINATED NOTES

    The amounts and maturities of the subordinated notes at December 31, 1999 are as follows:

MATURITY                         INTEREST RATE                      AMOUNT
--------                         -------------                    -----------
January 31, 2005                 Broker call rate less 1%         $20,369,100

    These notes are due to stockholders.

3.  RELATED PARTY TRANSACTIONS

    The Parent charges Henderson Brothers, Inc. (the "Subsidiary") a management fee for services performed by the Parent. Additionally, the Parent is allocated a portion of employee compensation and benefits expense from the Subsidiary.

    The Parent loaned the Subsidiary $4,900,000 in the form of a subordinated debenture. This amount is due from the Subsidiary on February 28, 2001 and bears interest at the broker call rate. Interest income was $350,216 for year ended December 31, 1999.

4.  DIVIDENDS RECEIVED FROM SUBSIDIARY

    For the year ended December 31, 1999, the Parent received dividends of $17,500,000 from its subsidiary.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)
                         CONDENSED STATEMENT OF INCOME
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Revenue:
  Interest..................................................  $  464,603
  Management fees...........................................   2,100,000
                                                              ----------
Total revenue...............................................   2,564,603
                                                              ----------
Expenses:
  Employee compensation and benefits........................     773,775
  Interest..................................................   1,087,283
  Other.....................................................      26,424
                                                              ----------
Total expenses..............................................   1,887,482
Income before provision for income taxes and equity in
  earnings of subsidiary....................................     677,121
Provision for income taxes..................................     333,000
                                                              ----------
Income before equity in earnings of subsidiary..............     344,121
Equity in earnings of subsidiary net of tax.................   7,928,341
                                                              ----------
Net income..................................................  $8,272,462
                                                              ==========

                  See note to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)
                       CONDENSED STATEMENT OF CASH FLOWS
                      FOR THE YEAR ENDED DECEMBER 31, 1997

Cash flows from operating activities:
  Net income................................................  $8,272,462
  Adjustments to reconcile net income to net cash used in
    operating activities:
    Amortization............................................      25,000
    Equity in subsidiary's earnings.........................  (7,928,341)
    (Increase) decrease in operating assets:
      Interest receivable...................................      21,172
      Receivables from subsidiary...........................  (1,804,558)
    Increase (decrease) in operating liabilities:
      Dividend payable......................................     106,486
      Payable to subsidiary.................................     (72,723)
      Taxes payable.........................................     333,000
      Bond interest payable.................................     287,482
                                                              ----------
        Net cash used in operating activities...............    (760,020)
                                                              ----------
Cash flows from investing activities:
  Investment in subordinated note...........................  (4,900,000)
                                                              ----------
        Cash used in investing activities...................  (4,900,000)
                                                              ----------
Cash flows from financing activities:
  Decrease in notes receivable--stockholders................     278,222
  Issuance of common stock..................................     386,227
  Proceeds from subordinated liabilities....................   5,625,000
  Dividends paid............................................    (638,916)
                                                              ----------
        Net cash provided by financing activities...........   5,650,533
Net decrease in cash........................................      (9,487)
Cash, beginning of year.....................................      67,904
                                                              ----------
Cash, the end of the year...................................  $   58,417
                                                              ==========
Supplemental disclosure of cash flow information:
  Cash paid during the year for interest....................  $  104,297
                                                              ==========

                  See note to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)

             CONDENSED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                      FOR THE YEAR ENDED DECEMBER 31, 1997

                                        PREFERRED        COMMON STOCK       ADDITIONAL                    NOTES
                                          STOCK      --------------------    PAID-IN      RETAINED     RECEIVABLE-
                                        SERIES C     NONVOTING    VOTING     CAPITAL      EARNINGS     STOCKHOLDERS      TOTAL
                                       -----------   ---------   --------   ----------   -----------   ------------   -----------
BALANCE, DECEMBER 31, 1996...........  $10,648,599    $4,209      $4,201    $6,677,650   $15,255,619   $(1,890,971)   $30,699,307
Net income...........................           --        --          --           --      8,272,462            --      8,272,462
Dividend declared....................           --        --          --           --       (638,916)           --       (638,916)
Loans to stockholders................           --        --          --           --             --       278,222        278,222
Issuance of common stock--44 shares
  voting and 44 shares non-voting....           --        44          44      386,139             --            --        386,227
                                       -----------    ------      ------    ----------   -----------   ------------   -----------
BALANCE, DECEMBER 31, 1997...........  $10,648,599    $4,253      $4,245    $7,063,789   $22,889,165   $(1,612,749)   $38,997,302
                                       ===========    ======      ======    ==========   ===========   ============   ===========

                  See note to condensed financial statements.

                       HENDERSON BROTHERS HOLDINGS, INC.
                             (PARENT COMPANY ONLY)
                     NOTE TO CONDENSED FINANCIAL STATEMENTS

1. NOTE TO CONDENSED FINANCIAL STATEMENTS

    The condensed financial statements of Henderson Brothers Holdings, Inc. (Parent Company Only) should be read in conjunction with the consolidated financial statements of Henderson Brothers Holdings, Inc. and Subsidiary and the notes thereto contained elsewhere in this prospectus.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors of Webco Securities, Inc.

    We have audited the accompanying balance sheets of Webco Securities, Inc. as of October 31, 1999 and 1998, and the related statements of income and retained earnings, changes in stockholders' equity and cash flows for each of the three years in the period ended October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Webco Securities, Inc. as of October 31, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended October 31, 1999 in conformity with generally accepted accounting principles.

/s/ Glasser & Haims, PC
Valley Stream, N.Y.
November 29, 1999

                             WEBCO SECURITIES, INC.
                                 BALANCE SHEETS

                                                                  AS OF OCTOBER 31,
                                                              -------------------------
                                                                 1999          1998
                                                              -----------   -----------
                           ASSETS
Current Assets:
Cash........................................................  $ 1,574,392   $   556,068
Receivables from brokers and dealers........................   11,848,466    13,764,030
U.S. Treasury obligations--at market........................    7,207,243     1,800,983
Securities owned--at market value...........................    3,221,788     5,452,404
Exchange memberships owned, at cost (market value of
  $7,650,000 and $3,825,000, respectively)..................    1,301,362     1,301,362
Exchange memberships contributed for the use of the
  Corporation--at market....................................    2,550,000     1,275,000
Other assets................................................       14,021       126,718
                                                              -----------   -----------
        TOTAL ASSETS........................................  $27,717,272   $24,276,565
                                                              ===========   ===========
           LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
  Securities sold, but not yet purchased, at market value,
    primarily common and preferred stock....................  $ 1,376,846   $ 3,464,388
  Accounts payable and accrued liabilities..................    4,031,403     2,327,837
  Subordinated borrowings...................................    2,550,000     1,275,000
                                                              -----------   -----------
        TOTAL LIABILITIES...................................    7,958,249     7,067,225
Stockholders' equity........................................   19,759,023    17,209,340
                                                              -----------   -----------
        TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY..........  $27,717,272   $24,276,565
                                                              ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             WEBCO SECURITIES, INC.

            STATEMENTS OF REVENUE AND EXPENSES AND RETAINED EARNINGS

                                                            FOR THE YEARS ENDED OCTOBER 31,
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Revenues:
  Commissions.........................................  $ 5,713,780   $ 5,025,275   $ 4,288,094
  Trading Gains.......................................    7,473,501     1,693,407     3,862,445
  Other...............................................      555,481       679,876       571,375
                                                        -----------   -----------   -----------
    Total Revenues....................................   13,742,762     7,398,558     8,721,914
                                                        -----------   -----------   -----------
Expenses:
  Compensation and benefits...........................    7,912,089     4,257,499     5,246,863
  Clearance fees......................................      165,000       100,835        96,549
  Occupancy, equipment rental and communications......      118,687       104,324        95,921
  Regulatory fees.....................................      444,376       359,658       196,043
  Leased exchange memberships.........................      391,667       341,935       155,000
  Other...............................................      537,242       522,291       548,810
                                                        -----------   -----------   -----------
                                                          9,569,061     5,686,542     6,339,186
                                                        -----------   -----------   -----------
    Net income before taxes...........................    4,173,701     1,712,016     2,382,728
Provision for income taxes............................    1,914,021       766,527     1,085,152
                                                        -----------   -----------   -----------
NET INCOME............................................    2,259,680       945,489     1,297,576
RETAINED EARNINGS, beginning of year..................   10,992,245    10,046,756     8,749,180
                                                        -----------   -----------   -----------
RETAINED EARNINGS, end of year........................  $13,251,925   $10,992,245   $10,046,756
                                                        ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             WEBCO SECURITIES, INC.

                            STATEMENTS OF CASH FLOWS

                                                              FOR THE YEARS ENDED OCTOBER 31,
                                                            ------------------------------------
                                                               1999         1998         1997
                                                            ----------   ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income..............................................  $2,259,680   $  945,489   $1,297,576
  Changes in assets.......................................  (1,147,383)     888,298   (6,325,079)
  Changes in liabilities..................................    (383,976)  (2,197,496)   4,151,341
                                                            ----------   ----------   ----------
  Net cash provided by operations.........................     728,321     (363,709)    (876,162)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of common stock..................     290,003      779,339      624,392
                                                            ----------   ----------   ----------
Net change in cash........................................   1,018,324      415,630     (251,770)
Cash at beginning of fiscal year..........................     556,068      140,438      392,208
                                                            ----------   ----------   ----------
Cash at end of fiscal year................................  $1,574,392   $  556,068   $  140,438
                                                            ==========   ==========   ==========

   The accompanying notes are an integral part of these financial statements.

                             WEBCO SECURITIES, INC.

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                            FOR THE YEARS ENDED OCTOBER 31,
                                                        ---------------------------------------
                                                           1999          1998          1997
                                                        -----------   -----------   -----------
Balance at beginning of year..........................  $17,209,340   $15,484,512   $13,562,544
Net income for year...................................    2,259,680       945,489     1,297,576
Proceeds from issuance of common stock................      290,003       779,339       624,392
                                                        -----------   -----------   -----------
Balance at end of year................................  $19,759,023   $17,209,340   $15,484,512
                                                        ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

                             WEBCO SECURITIES, INC.

                         NOTES TO FINANCIAL STATEMENTS

1. SIGNIFICANT ACCOUNTING POLICIES

    The Corporation conducts its business as a specialist on the floor of the New York Stock Exchange.

    All specialist trading is recorded to the last trade date of its fiscal year.

    Securities owned, or sold but not yet purchased by the Corporation are recorded at market value.

    Memberships in the New York Stock Exchange owned by the Corporation are stated at cost. The Corporation owns three memberships.

    Memberships contributed for the use of the Corporation are stated at market value. One such membership is contributed.

2. EMPLOYEE STOCK OPTION PLAN

    As of November 1, 1985, the Corporation established two Employee Stock Ownership Plans. One such plan is a defined contribution plan set at ten (10%) percent of covered salaries. The Corporation's management has indicated that it has made all such mandated contributions. The second such plan is at the discretion of management.

3. COMMITMENTS

    The Corporation has contractual commitments arising in the normal course of business, the consummation of which would have no material impact on financial position.

    The Corporation conducts its operations in lease premises under a lease expiring October 31, 2001.

4. CONTINGENCIES

    The Corporation is currently undergoing an audit by the Internal Revenue Service for fiscal year ended October 31, 1996. Management believes that any adjustment that the Internal Revenue Service may propose would have no material impact on financial position.

5. CAPITAL REQUIREMENTS

    The Corporation as a registered broker dealer is required to maintain a minimum net capital. The Corporation as a specialist is also subject to Rule 104.2 which specifies the minimum capital necessary for its specialist securities. The Corporation's net capital exceeds these basic requirements.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     [LOGO]

                               EXCHANGE OFFER FOR
                                  $250,000,000
                          12% EXCHANGE NOTES DUE 2007

                             ---------------------

                                   PROSPECTUS

                             ---------------------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in the prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create and implication that the information contained herein or our affairs have not changed since the date hereof.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                 June 16, 2000

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145(a) of the General Corporation Law of the State of Delaware ("DGCL") provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Section 145(b) of the DGCL provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that despite the adjudication of liability, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

    Section 145 of the DGCL further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses actually and reasonably incurred by him in connection therewith; that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and that the corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under such Section 145.

    Section 102(b)(7) of the DGCL provides that a certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director provided that such provision shall not eliminate or limit the liability of a director: (i) for any breach of the director's duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.

    Article Tenth of the certificate of incorporation of LaBranche & Co Inc. (the "Company"), states that to the fullest extent permitted by the DGCL, no director of the Company shall be personally liable to the Company, any of its stockholders or any other person or entity for monetary damages for breach of fiduciary duty owed to the Company, its stockholders or such other person or entity owing to such director's position as a director of the Company.

    Article Eleventh of the Company's certificate of incorporation, contains substantially the same provisions for indemnification as those contained in
Section 145 of the DGCL.

    The Company has entered into indemnification agreements with its current directors and executive officers. The Company has agreed to insure its directors and officers against losses arising from any claim against them as such for wrongful acts or omission, subject to certain limitations.


    Under the purchase agreement, the initial purchasers are obligated, under certain circumstances, to indemnify officers, directors and controlling persons of the Company against certain liabilities, including liabilities under the Securities Act of 1933. Reference is made to the purchase agreement filed as
Exhibit 10.18 hereto.


ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

NO.                     DESCRIPTION
---                     -----------
         2.1            Plan of Incorporation of LaBranche & Co.*

         2.2            Exchange Agreement by and among LaBranche & Co Inc., LaB
                        Investing Co., L.L.C. and the members of LaB Investing Co.
                        L.L.C. listed on Schedule A thereto. *

         3.1            Amended and Restated Certificate of Incorporation of
                        LaBranche & Co Inc.*

         3.2            Amended and Restated Bylaws of LaBranche & Co Inc.*

         4.1            Specimen Stock Certificate.*

         4.2            Indenture, dated as of March 2, 2000, among LaBranche & Co., as issuer, and Firstar Bank, N.A., as trustee, relating to the 12% Senior Subordinated Notes due 2007.**

         4.3            Form of 12% Senior Subordinated Notes due 2007 of LaBranche
                        & Co Inc. (included as Exhibit A to the Indenture filed as
                        Exhibit 4.5).**

         4.4            Registration Rights Agreement, dated as of March 2, 2000, by and among LaBranche & Co Inc., as issuer, and Donaldson,
                        Lufkin & Jenrette Securities Corporation, Salomon Smith
                        Barney Inc. and ABN AMRO Incorporated, as initial
                        purchasers.**

         5.1            Opinion of Fulbright & Jaworski L.L.P.+

        10.1            Agreement of Lease between Aetna Life Insurance Company and
                        LaBranche & Co., dated January 6, 1984, as amended to date.*

        10.2            Second Amendment to Lease Agreement by and between Bank of
                        Communications and LaBranche & Co. dated July 1995, as amended to date.*

        10.3            LaBranche & Co Inc. Equity Incentive Plan.*

        10.4            LaBranche & Co Inc. Annual Incentive Plan.*

        10.5 Form of Employment Letter between the Company and its executive officers.*

        10.6            Form of Agreement Relating to Noncompetition and Other
                        Covenants.*

        10.7            Form of Pledge Agreement.*

        10.8            Stockholders' Agreement by and among LaBranche & Co Inc. and the Stockholders listed on Schedule I thereto.*

NO.                     DESCRIPTION
---                     -----------
        10.9            LaBranche & Co. Note Purchase Agreement, dated September 15,
                        1997, relating to the issuance of $20,000,000 aggregate
                        principal amount of 8.17% Subordinated Notes, as amended.*

        10.10           LaBranche & Co. Note Purchase Agreement, dated June 3, 1998, relating to the issuance of $15,000,000 aggregate principal amount of 7.69% Subordinated Notes.*

        10.11           Amendment to Note Purchase Agreements, dated as of August
                        23, 1999, relating to the issuance of $20,000,000 aggregate principal amount of 8.17% Subordinated Notes and $15,000,000 aggregate principal amount of 7.69% Subordinated Notes.***

        10.12           Form of Subordinated Note.*

        10.13 Credit Agreement, dated as of June 26, 1998, by and among LaBranche & Co. and The Bank of New York.*

        10.14           Amendment No. 1 to Credit Agreement, dated as of June 23,
                        1999, by and among LaBranche & Co. and The Bank of New
                        York.***

        10.15           Amendment No. 2 to Credit Agreement, dated as of August 24,
                        1999, by and among LaBranche & Co. and The Bank of New
                        York.***

        10.16           Amendment No. 3 to Credit Agreement, dated as of February 4,
                        2000, by and among LaBranche & Co. and The Bank of New
                        York.****

        10.17           Form of Indemnification Agreement.*

        10.18           Purchase Agreement, dated February 24, 2000, by and among
                        LaBranche & Co Inc. and Donaldson, Lufkin & Jenrette
                        Securities Corporation, Salomon Smith Barney Inc. and ABN
                        AMRO Incorporated, as initial purchasers, relating to the issuance of $250,000,000 aggregate principal amount of 12%
                        Senior Subordinated Notes due 2007.**

        10.19           Indenture, dated as of August 24, 1999, among LaBranche & Co
                        Inc., as issuer, and Firstar Bank, N.A., as trustee,
                        relating to the 9 1/2% Senior Notes due 2004.***

        10.20           Form of 9 1/2% Senior Notes due 2004 of LaBranche & Co Inc.
                        (included as Exhibit A to the Indenture filed as Exhibit
                        4.2).***

        10.21           Registration Rights Agreement, dated as of August 24, 1999, by and among LaBranche & Co Inc., as issuer, and Salomon
                        Smith Barney Inc. and Donaldson, Lufkin & Jenrette
                        Securities Corporation, as initial purchasers.***

        10.22           Amended and Restated Articles of Partnership of LaBranche &
                        Co.***

        10.23           LaB Investing Co., L.L.C. Amended and Restated Operating
                        Agreement.***

        10.24           Acquisition Agreement, dated August 16, 1999, by and between
                        Ernst & Company and LaBranche & Co.***

        10.25           Acquisition Agreement, dated August 16, 1999, by and between
                        Mill Bridge Inc., LaB Investing Co. L.L.C., LaBranche & Co
                        Inc. and LaBranche & Co.***

        10.26           Stock Purchase Agreement, dated as of December 23, 1999,
                        among LaBranche & Co Inc., Henderson Brothers Holdings, Inc.
                        and the stockholders listed on Schedule A thereto.*****

        10.27           Amendment to Stock Purchase Agreement, dated as of February
                        1, 2000, by and among LaBranche & Co Inc., Henderson
                        Brothers Holdings, Inc., and the authorized representatives of the persons listed on Schedule A thereto.*****

NO.                     DESCRIPTION
---                     -----------
        10.28           Agreement and Plan of Merger by and among LaBranche & Co
                        Inc., Webco Securities, Inc. and the Stockholders of Webco
                        Securities, Inc., dated as of January 26, 2000.******

        10.29           Employment Agreement between LaBranche & Co Inc. and Harvey
                        Traison, dated January 6, 2000.******

        12.1            Computation of Ratio of Earnings to Fixed Charges.*

        21              List of Subsidiaries.**

        23.1            Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
                        5.1).+

        23.2            Consent of Arthur Andersen LLP.+

        23.3            Consent of Deloitte & Touche LLP.+

        23.4            Consent of Glasser & Haims, P.C.+

        23.5            Consent of Goldstein Golub Kessler & Company, P.C.+

        24.1            Power of attorney (included on signature page).+

        25.1            Form T-1.+

        99.1            Letter of Transmittal.+

        99.2            Notice of Guaranteed Delivery.+


------------------------

     + Filed herewith.


     * Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.


    ** Incorporated by reference to our Annual Report on Form 10-K/A, filed April 4, 2000.

   *** Incorporated by reference to our Registration Statement on Form S-4
       (Registration No. 333-88119), as amended, effective November 3, 1999.

  **** Incorporated by reference to our Current Report on Form 8-K, filed February 8, 2000.

 ***** Incorporated by reference to our Current Report on Form 8-K, filed March 17, 2000.


****** Incorporated by reference to our Registration Statement on Form S-4
       (Registration No. 333-35922), filed April 28, 2000.


ITEM 22. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on June 16, 2000.


                                                       LABRANCHE & CO INC.

                                                       By:        /s/ GEORGE M.L. LABRANCHE, IV
                                                            -----------------------------------------
                                                                    George M.L. LaBranche, IV
                                                               CHAIRMAN AND CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



*By:              /s/ GEORGE M.L. LABRANCHE, IV              Chairman, Chief Executive
             --------------------------------------            Officer, and President
                    George M.L. LaBranche, IV                  (Principal Executive Officer)  June 16, 2000
                       As Attorney-in-fact



                          *                            Executive Vice President,
     -------------------------------------------         Finance and Director           June 16, 2000
               S. Lawrence Prendergast

                                                       Senior Vice President, Chief
                          *                              Financial Officer and
     -------------------------------------------         Director (Principal Financial  June 16, 2000
                  Harvey S. Traison                      Officer)

                          *                            Director
     -------------------------------------------                                        June 16, 2000
                  Thomas E. Dooley

                          *                            Director
     -------------------------------------------                                        June 16, 2000
                  E. Margie Filter

                          *                            Director
     -------------------------------------------                                        June 16, 2000
                 James G. Gallagher

                          *                            Director
     -------------------------------------------                                        June 16, 2000
               Alfred O. Hayward, Jr.

                          *                            Controller (Principal
     -------------------------------------------         Accounting Officer)            June 16, 2000
                     Todd Graber

                                 EXHIBIT INDEX


NO.                     DESCRIPTION
---                     -----------
         2.1            Plan of Incorporation of LaBranche & Co.*

         2.2            Exchange Agreement by and among LaBranche & Co Inc., LaB
                        Investing Co., L.L.C. and the members of LaB Investing Co.
                        L.L.C. listed on Schedule A thereto.*

         3.1            Amended and Restated Certificate of Incorporation of
                        LaBranche & Co Inc.*

         3.2            Amended and Restated Bylaws of LaBranche & Co Inc.*

         4.1            Specimen Stock Certificate.*

         4.2            Indenture, dated as of March 2, 2000, among LaBranche & Co., as issuer, and Firstar Bank, N.A., as trustee, relating to the 12% Senior Subordinated Notes due 2007.**

         4.3            Form of 12% Senior Subordinated Notes due 2007 of LaBranche
                        & Co Inc. (included as Exhibit A to the Indenture filed as
                        Exhibit 4.5).**

         4.4            Registration Rights Agreement, dated as of March 2, 2000, by and among LaBranche & Co Inc., as issuer, and Donaldson,
                        Lufkin & Jenrette Securities Corporation, Salomon Smith
                        Barney Inc. and ABN AMRO Incorporated, as initial
                        purchasers.**

         5.1            Opinion of Fulbright & Jaworski L.L.P. +

        10.1            Agreement of Lease between Aetna Life Insurance Company and
                        LaBranche & Co., dated January 6, 1984, as amended to date.*

        10.2            Second Amendment to Lease Agreement by and between Bank of
                        Communications and LaBranche & Co. dated July 1995, as amended to date.*

        10.3            LaBranche & Co Inc. Equity Incentive Plan.*

        10.4            LaBranche & Co Inc. Annual Incentive Plan.*

        10.5 Form of Employment Letter between the Company and its executive officers.*

        10.6            Form of Agreement Relating to Noncompetition and Other
                        Covenants.*

        10.7            Form of Pledge Agreement.*

        10.8            Stockholders' Agreement by and among LaBranche & Co Inc. and the Stockholders listed on Schedule I thereto.*

        10.9            LaBranche & Co. Note Purchase Agreement, dated September 15,
                        1997, relating to the issuance of $20,000,000 aggregate
                        principal amount of 8.17% Subordinated Notes, as amended.*

        10.10           LaBranche & Co. Note Purchase Agreement, dated June 3, 1998, relating to the issuance of $15,000,000 aggregate principal amount of 7.69% Subordinated Notes.*

        10.11           Amendment to Note Purchase Agreements, dated as of August
                        23, 1999, relating to the issuance of $20,000,000 aggregate principal amount of 8.17% Subordinated Notes and $15,000,000 aggregate principal amount of 7.69% Subordinated Notes.***

        10.12           Form of Subordinated Note.*

        10.13 Credit Agreement, dated as of June 26, 1998, by and among LaBranche & Co. and The Bank of New York.*

        10.14           Amendment No. 1 to Credit Agreement, dated as of June 23,
                        1999, by and among LaBranche & Co. and The Bank of New
                        York.***

NO.                     DESCRIPTION
---                     -----------
        10.15           Amendment No. 2 to Credit Agreement, dated as of August 24,
                        1999, by and among LaBranche & Co. and The Bank of New
                        York.***

        10.16           Amendment No. 3 to Credit Agreement, dated as of February 4,
                        2000, by and among LaBranche & Co. and The Bank of New
                        York.****

        10.17           Form of Indemnification Agreement.*

        10.18           Purchase Agreement, dated February 24, 2000, by and among
                        LaBranche & Co Inc. and Donaldson, Lufkin & Jenrette
                        Securities Corporation, Salomon Smith Barney Inc. and ABN
                        AMRO Incorporated, as initial purchasers, relating to the issuance of $250,000,000 aggregate principal amount of 12%
                        Senior Subordinated Notes due 2007.**

        10.19           Indenture, dated as of August 24, 1999, among LaBranche & Co
                        Inc., as issuer, and Firstar Bank, N.A., as trustee,
                        relating to the 9 1/2% Senior Notes due 2004.***

        10.20           Form of 9 1/2% Senior Notes due 2004 of LaBranche & Co Inc.
                        (included as Exhibit A to the Indenture filed as Exhibit
                        4.2).***

        10.21           Registration Rights Agreement, dated as of August 24, 1999, by and among LaBranche & Co Inc., as issuer, and Salomon
                        Smith Barney Inc. and Donaldson, Lufkin & Jenrette
                        Securities Corporation, as initial purchasers.***

        10.22           Amended and Restated Articles of Partnership of LaBranche &
                        Co.***

        10.23           LaB Investing Co., L.L.C. Amended and Restated Operating
                        Agreement.***

        10.24           Acquisition Agreement, dated August 16, 1999, by and between
                        Ernst & Company and LaBranche & Co.***

        10.25           Acquisition Agreement, dated August 16, 1999, by and between
                        Mill Bridge Inc., LaB Investing Co. L.L.C., LaBranche & Co
                        Inc. and LaBranche & Co.***

        10.26           Stock Purchase Agreement, dated as of December 23, 1999,
                        among LaBranche & Co Inc., Henderson Brothers Holdings, Inc.
                        and the stockholders listed on Schedule A thereto.*****

        10.27           Amendment to Stock Purchase Agreement, dated as of February
                        1, 2000, by and among LaBranche & Co Inc., Henderson
                        Brothers Holdings, Inc., and the authorized representatives of the persons listed on Schedule A thereto.*****

        10.28           Agreement and Plan of Merger by and among LaBranche & Co
                        Inc., Webco Securities, Inc. and the Stockholders of Webco
                        Securities, Inc., dated as of January 26, 2000. ******

        10.29           Employment Agreement between LaBranche & Co Inc. and Harvey
                        Traison, dated January 6, 2000. ******

        12.1            Computation of Ratio of Earnings to Fixed Charges.*

        21              List of Subsidiaries.**

        23.1            Consent of Fulbright & Jaworski L.L.P. (included in Exhibit
                        5.1).+

        23.2            Consent of Arthur Andersen LLP.+

        23.3            Consent of Deloitte & Touche LLP. +

        23.4            Consent of Glasser & Haims, P.C.+

        23.5            Consent of Goldstein Golub Kessler & Company, P.C.+

        24.1            Power of attorney (included on signature page).+

        25.1            Form T-1.+

NO.                     DESCRIPTION
---                     -----------
        99.1            Form of Letter of Transmittal.+

        99.2            Form of Notice of Guaranteed Delivery.+


------------------------

     + Filed herewith.


     * Incorporated by reference to our Registration Statement on Form S-1 (Registration No. 333-81079), as amended, effective August 18, 1999.


    ** Incorporated by reference to our Annual Report on Form 10-K/A, filed
       April 4, 2000.

   *** Incorporated by reference to our Registration Statement on Form S-4
       (Registration No. 333-88119), as amended, effective November 3, 1999.

  **** Incorporated by reference to our Current Report on Form 8-K, filed
       February 8, 2000.

 ***** Incorporated by reference to our Current Report on Form 8-K, filed
       March 17, 2000.


****** Incorporated by reference to our Registration Statement on Form S-4
       (Registration No. 333-35922), filed April 28, 2000.